STRONG BUSINESSES

Delivering Results

Proxy Statement | 10-K | Letter to Stockholders

2008 ANNUAL REPORT

AllianceData.

www.AllianceData.com

TO OUR STOCKHOLDERS

Today more than ever, a successful growth company must be nimble and willing to take swift but judicious action on opportunities related to clients, the marketplace and a tumultuous economy. We've demonstrated the willingness and ability to address changes head-on and take the necessary steps to keep our company financially strong and resilient, now and for the future.

Strong Businesses Focused on Results

In 2008 we made important decisions about our company, including exiting businesses that were not aligned with Alliance Data's long term strategy. These decisive actions left us with strong businesses having one common focus—providing transaction-based marketing and loyalty solutions that deliver real and measurable results for our clients. These businesses capture and analyze transaction-rich data to gain actionable insight into how and why consumers buy. Using this consumer intelligence, we develop solutions that increase sales and customer loyalty for our clients.

Loyalty Services—Our AIR MILES® Reward Program had a tremendous year—growing top line revenue by 20% and adjusted EBITDA by 55%. We renewed key program sponsors—the most notable being Shell Canada and RONA, Canada's largest home improvement retailer. We also expanded our relationship with our largest sponsor, Bank of Montreal, and added the Hilton HHonors® program as a sponsor.

Epsilon Marketing Services—In 2008 the demand for traditional database services as well as growth in email marketing drove solid financial results. Our client commitments were strong—both in terms of new clients and in extending partnerships with existing clients, including Marriott International, Beech-Nut Nutrition, Commerce Bank and the National Multiple Sclerosis Society. This further demonstrates the on-going shift of marketing spend from traditional, non-accountable mass media to marketing programs like ours, which drive measurable results.

Private Label Services—We signed a record number of new private label and co-brand programs in 2008. Our experience is that retailers are looking for proven strategies to help them battle the current retail sales environment. We added Orchard Brands, Beall's Department Stores and Hot Topic's Torrid brand, and we launched new programs for Gander Mountain and Ann Taylor.

Private Label Credit—The challenges in 2008 were in great part attributable to tough macro-economic and retail environments, as well as the loss of a significant client at the end of 2007. However, as we exited the year, we saw our portfolio returning to positive growth, our yields strong and our funding costs declining.

Sustained Growth

We further extended our track record of double-digit earnings growth and meeting or exceeding guidance every quarter since our IPO in June 2001. In 2008 our cash earnings per share were $4.42, an increase of 14% over the previous year. Our revenue from continued operations was $2 billion, adjusted EBITDA for the year increased 4% to $655 million and operating EBITDA increased 5% to $711 million. It is of interest to note that over the last five years, our business mix has shifted and now Loyalty Services, Epsilon Marketing Services and Private Label Services collectively represent 70% of Alliance Data's operating EBITDA, with Private Label Credit representing the remaining 30%.

In 2008 we took advantage of the weak equity markets and repurchased more than 17 million shares of our outstanding common stock for $1 billion. The repurchase will provide an additional lever for driving cash earnings per share through 2009. Finally, our liquidity remains strong and we have tremendous flexibility to continue to invest in our growth and success.

Looking Ahead

We have built a company that is resilient by keeping an eye on the future, while continuing to focus on the here and now. We have identified key priorities for the year and by acting on all of these we intend to both deliver in 2009 and emerge an even stronger company as the economy and markets return to a more normal state. Specifically, we intend to:

- Seize opportunities in the marketplace—most notably by adding bulk to our private label business. While our competitors are uncertain in their commitment to this business, we believe in it. We will take advantage of developing relationships with retailers who are looking for proven strategies to increase wallet share and loyalty with their customers.
- Continue to purchase our common stock—we believe Alliance Data is a great value.
- Manage our liquidity by continuing to pursue an overall balanced funding strategy. We will utilize several liquidity sources as we continue to see opportunities for well-positioned companies like Alliance Data.
- And as we approach 2010, we have plans to announce initiatives in our Loyalty Services and Epsilon Marketing Services businesses that will further add some "sizzle" to our story.

In closing, I want to express my gratitude to our more than 7,000 associates for their dedication and commitment to helping our clients succeed. Their tenacity and focus over the last year is clearly why we've continued our track record of successfully delivering on our promises to our clients and to our stockholders. My thanks to our clients, who continue to have confidence and trust in our ability to help them create and nurture stronger relationships with their customers.

And to our stockholders, particularly those who have been with us for the long haul, thank you for your continued confidence in our great company, and I hope that you share in our excitement about the future. Let me say again, we believe there's no better investment than Alliance Data.

Sincerely,

Edward J. Heffernan
President and Chief Executive Officer

Stockholders may visit the following web site for electronic access to Annual Reports and Proxy materials: http://www.edocumentview.com/ADS

AllianceData

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252
(972) 348-5100

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 15, 2009

To the stockholders of Alliance Data Systems Corporation:

We will hold the 2009 annual meeting of our stockholders at our corporate headquarters, 17655 Waterview Parkway, Dallas, Texas 75252, on Monday, June 15, 2009 at 2:00 p.m. (local time), for the following purposes:

(1) the election of three class III directors;

(2) the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2009; and

(3) the transaction of such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Stockholders of record as of April 16, 2009 are the only stockholders entitled to vote at the meeting and any adjournments or postponements thereof. **You are cordially invited to attend the meeting, but whether or not you expect to attend in person, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.**

Pursuant to rules promulgated by the SEC, we are providing access to our proxy materials, including this proxy statement and our annual report on Form 10-K for the year ended December 31, 2008, over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access those proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials. All stockholders who do not receive a notice will receive a paper copy of our proxy materials by mail. We believe that this new process will reduce the environmental impact and lower the costs of printing and distributing our proxy materials.

By Order of the Board of Directors

Alan M. Utay
Corporate Secretary

April 23, 2009
Dallas, Texas

ALLIANCE DATA SYSTEMS CORPORATION
17655 Waterview Parkway
Dallas, Texas 75252

PROXY STATEMENT
2009 Annual Meeting of Stockholders
To be Held on June 15, 2009

The board of directors of Alliance Data Systems Corporation is soliciting your proxy to vote at the 2009 annual meeting of stockholders to be held on June 15, 2009 at 2:00 p.m. (local time) and any adjournments or postponements of that meeting. The meeting will be held at our corporate headquarters, 17655 Waterview Parkway, Dallas, Texas 75252.

The Notice of Internet Availability of Proxy Materials or this proxy statement and the accompanying proxy card, notice of meeting and annual report on Form 10-K for the year ended December 31, 2008 were first mailed on or about April 23, 2009 to all stockholders of record as of April 16, 2009. **Our only voting securities are shares of our common stock of which there were 58,912,001 shares outstanding as of April 16, 2009.** We will have a list of stockholders available for inspection for at least ten days prior to the annual meeting at our principal executive offices at 17655 Waterview Parkway, Dallas, Texas 75252 and at the annual meeting.

Questions and Answers about the Proxy Process

Why did I receive a Notice of Internet Availability of Proxy Materials this year instead of a paper copy of the proxy materials?

This year, like last year and pursuant to rules first promulgated by the SEC in 2007, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The notice contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

Why didn't I receive a Notice of Internet Availability of Proxy Materials?

We are providing those of our stockholders that have previously requested a paper copy of our proxy materials with paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials.

How can I access the proxy materials over the Internet?

Your Notice of Internet Availability of Proxy Materials or proxy card will contain instructions on how to view our proxy materials for the annual meeting on the Internet. Our proxy materials are also available on our company website at http://www.alliancedata.com.

What is the purpose of holding this meeting?

We are holding the 2009 annual meeting of stockholders to elect three class III directors and to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. The director nominees have been recommended by our nominating/corporate governance committee to our board of directors, and our board of directors has nominated the three nominees. The board of directors also recommends ratification by our stockholders of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the election of directors and other strategic corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for election, include information regarding the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009 and include other information required to be disclosed to stockholders. Stockholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the stockholder meeting in person.

By executing a proxy, you authorize Leigh Ann K. Epperson, Vice President and Assistant Secretary, and Michael D. Kubic, Senior Vice President, Interim Chief Financial Officer, Corporate Controller and Chief Accounting Officer, and each of them, to act as your proxies to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval of proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting in person or by proxy. Because few stockholders can spend the time or money to attend stockholder meetings in person, voting by proxy is necessary to obtain a quorum and complete the stockholder vote. It is important that you attend the meeting in person or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must postpone the meeting and solicit additional proxies; this is an expensive and time-consuming process that is not in the best interest of our company or its stockholders.

Why did I receive these materials?

All of our stockholders as of the close of business on April 16, 2009, the record date, are entitled to vote at our 2009 annual meeting. We are required by law to distribute the Notice of Internet Availability of Proxy Materials or a full set of proxy materials to all of our stockholders as of the record date.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered holder" and other shares through a broker in "street name," or you may own shares through more than one broker. In these situations you may receive multiple sets of proxy materials. It is necessary for you either to attend in person (please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name), to vote your shares by telephone or through the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials, or to return a signed, dated and marked proxy card if you received a paper copy of the proxy card. If you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

If I own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial owners." In this situation the "registered holder" on our stock register is the broker or its nominee. This often is referred to as holding shares in "street name." The beneficial owners do not appear in our stockholder register. Therefore, for shares held in street name, distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial owners and we provide the broker with the appropriate number and type of proxy materials. Each broker then forwards the appropriate proxy materials to its clients who are beneficial owners to obtain their votes. When you receive proxy materials from your broker, instructions will be included to submit your voting instructions to your broker. Shortly before the meeting, each broker totals the votes and submits a proxy reflecting the aggregate votes of the beneficial owners for whom it holds shares.

How do I vote?

You may attend the annual meeting and vote your shares in person. Please note, however, that if a broker or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from that registered holder a proxy card issued in your name.

You may also grant your proxy to vote by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials, or by returning a signed, dated and marked proxy card if you received a paper copy of the proxy card. To grant your proxy to vote by mail, sign and date each proxy card you receive, indicating your voting preference on each proposal, and return each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, will be voted in favor of the director nominees and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. If you are a registered holder or hold your shares in street name, votes submitted by Internet or telephone must be received by 11:59 p.m. eastern daylight time on June 14, 2009. For shares you own in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your proxy card or voting instructions must be received by June 11, 2009. For all other shares that you own, your voting instructions must be received in time for the annual meeting. All outstanding shares of common stock for which you have provided instructions that are received by the applicable deadline will be voted.

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, in person or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2009 annual meeting. Shares that are represented at the annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the annual meeting. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your shares will not be represented at the meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions to the trustee. The inspector of election appointed for the annual meeting will determine the number of shares of our common stock present at the meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What percentage of votes is required to elect directors and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the company for 2009?

If a quorum is present, directors are elected by a plurality of all of the votes cast, in person or by proxy. This means that the three nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the election of each nominee. Stockholders may not abstain from voting with respect to the election of directors. Stockholders may not cumulate their votes with respect to the election of directors.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009 will be ratified. Votes marked "For" Proposal Two will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Two.

What is the effect of not voting?

The effect of not voting depends on how you own your shares. If you own shares as a registered holder, rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected.

If I do not vote, will my broker vote for me?

If you own your shares through a broker and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposals One and Two set forth in this proxy statement are routine matters on which brokers will be permitted to vote unvoted shares.

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than an inspector of election or a non-employee tabulator of votes, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; or (5) if a stockholder has requested that their vote be disclosed.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a registered holder, your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway,

Dallas, Texas 75252; (2) by submitting another valid proxy bearing a later date; or (3) by attending the meeting in person and giving the inspector of election notice that you intend to vote your shares in person. However, if your shares are held in street name by a broker, you must contact your broker in order to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2009 annual meeting other than the election of directors and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009, as described in this proxy statement. The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were submitted. However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered holder, your vote, as provided by mail, telephone or through the Internet, will be returned or delivered directly to Computershare for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Computershare on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use Computershare, our transfer agent and their agents, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. Our directors, officers and employees may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and employees for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals to be considered for inclusion in the proxy statement for our 2010 annual meeting?

If any of our stockholders intends to present a proposal for consideration at the 2010 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the board of directors with respect to such meeting, such proposal must be in writing and received by us not later than December 24, 2009. Proposals may be submitted by eligible stockholders and must comply with our bylaws and the relevant regulations of the SEC regarding stockholder proposals.

If any of our stockholders intends to present a proposal for consideration at the 2010 annual meeting, excluding the nomination of directors, without inclusion in the proxy statement and form of proxy, such proposal must be in writing and received by us no sooner than November 24, 2009 and no later than December 24, 2009. Any such proposal must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

Stockholders who wish to have their nominees for election to the board of directors considered by our nominating/corporate governance committee must comply with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

How can I request a full set of proxy materials?

You may request a full set of our proxy materials, including our annual report on Form 10-K for the year ended December 31, 2008, for one year following the annual meeting of stockholders. If a broker or other nominee holds your shares of record, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received. If you are a registered holder or if you own shares through the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability that you received or by written request directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

The following table sets forth the name, age and positions of each of our directors, nominees for director, executive officers, business unit presidents and certain other key employees as of April 16, 2009:

Name	Age	Positions
Bruce K. Anderson	69	Director
Robert P. Armiak	47	Senior Vice President and Treasurer
Roger H. Ballou	58	Director
Lawrence M. Benveniste, Ph. D.	58	Director
D. Keith Cobb	68	Director
E. Linn Draper, Jr., Ph.D.	67	Director
Edward J. Heffernan	46	Director Nominee, President and Chief Executive Officer
Kenneth R. Jensen	65	Director
Bryan J. Kennedy	41	Executive Vice President and President, Marketing Services
Michael D. Kubic	53	Senior Vice President, Interim Chief Financial Officer, Corporate Controller and Chief Accounting Officer
Robert A. Minicucci	56	Director
J. Michael Parks	58	Chairman of the Board
Bryan A. Pearson	45	Executive Vice President and President, Loyalty Services
Richard E. Schumacher, Jr.	42	Senior Vice President, Tax
Ivan M. Szeftel	55	Executive Vice President and President, Retail Credit Services
Dwayne H. Tucker	52	Executive Vice President, Human Resources
Alan M. Utay	44	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

Pursuant to a leadership succession plan approved by our board of directors, effective March 1, 2009, J. Michael Parks, who formerly served as our chairman of the board of directors and chief executive officer, now serves as our chairman of the board of directors; Edward J. Heffernan, who formerly served as our executive vice president and chief financial officer, now serves as our president and chief executive officer; Michael D. Kubic now serves as interim chief financial officer in addition to senior vice president, corporate controller and chief accounting officer; and John W. Scullion no longer serves as our president and chief operating officer.

PROPOSAL ONE: ELECTION OF DIRECTORS

Our board of directors is divided into three classes, being divided as equally as possible with each class having a term of three years. Each year the term of office of one class expires. This year, the term of class III directors, currently consisting of two directors, expires. Our nominating/corporate governance committee has recommended to our board of directors and our board of directors has nominated each of the current class III directors, Robert A. Minicucci and J. Michael Parks, for re-election as a director, as well as Edward J. Heffernan, for election as a director, each to hold office for a term of three years until the annual meeting of stockholders in 2012 and until his respective successor is duly elected and qualified.

Ms. Epperson and Mr. Kubic, and each of them, as proxies, will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our board of directors has no reason to believe that any nominee will be unable to serve if elected. If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the three nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked "For" a nominee will be counted in favor of that nominee. Votes "Withheld" from a nominee have no effect on the vote since a plurality of the votes cast at the annual meeting is required for the election of each nominee. Stockholders may not abstain from voting with respect to the election of directors. Stockholders may not cumulate their votes with respect to the election of directors.

The following sets forth information regarding each nominee, and the remaining directors who will continue in office after the annual meeting, including proposed committee memberships.

Class III Nominees for Re-Election to the Board of Directors
(Terms expiring in 2009; if re-elected, terms will expire in 2012)

ROBERT A. MINICUCCI has served as a director since August 1996. Mr. Minicucci is a general partner with Welsh, Carson, Anderson & Stowe, joining the firm in August 1993. Before joining Welsh Carson, he served as senior vice president and chief financial officer of First Data Corporation from December 1991 to August 1993. Prior to joining First Data Corporation, Mr. Minicucci was treasurer and senior vice president of American Express Company. Mr. Minicucci is currently a director of Amdocs Limited, Global Knowledge, Inc., Headstrong, Inc. and Paycomm Inc. Mr. Minicucci holds a Bachelor's degree from Amherst College and an MBA from Harvard Business School.

Committees: Compensation (Chair) and Executive

J. MICHAEL PARKS, chairman of the board, joined us in March 1997. From March 1997 until March 2009, Mr. Parks also served as chief executive officer of Alliance Data and from March 1997 until October 2006, as president of Alliance Data. Before joining us, Mr. Parks was president of First Data Resources, the credit card processing and billing division of First Data Corporation, from December 1993 to July 1994. Mr. Parks joined First Data Corporation in July 1976 where he gained increasing responsibility for sales, service, operations and profit and loss management during his 18 years of service. Mr. Parks holds a Bachelor's degree from the University of Kansas.

Committees: Executive

Class III Nominee for Election to the Board of Directors
(If elected, term will expire in 2012)

EDWARD J. HEFFERNAN, president and chief executive officer, joined us in May 1998. From May 2000 until March 2009, Mr. Heffernan served as an executive vice president and chief financial officer of Alliance Data and, prior to that, he was responsible for mergers and acquisitions for Alliance Data. Before joining us, he served as vice president, mergers and acquisitions, for First Data Corporation from October 1994 to May 1998. Prior to that, he served as vice president, mergers and acquisitions for Citicorp from July 1990 to October 1994, and prior to that he served in corporate finance at Credit Suisse First Boston from June 1986 until July 1990. Mr. Heffernan was a director and chair of the audit committee of VALOR Communications Group, Inc. from 2005 until its merger into Windstream Corporation in 2006. Mr. Heffernan holds a Bachelor's degree from Wesleyan University and an MBA from Columbia Business School.

Committees: Executive (if elected)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* EACH OF THE THREE NOMINEES.

Continuing Directors

Class I Directors
(Terms expiring in 2010)

LAWRENCE M. BENVENISTE, Ph.D. has served as a director since June 2004. Dr. Benveniste has served as the Dean of Goizueta Business School at Emory University since July 2005. Dr. Benveniste served as the Dean of the Carlson School of Management at the University of Minnesota from January 2001 to July 2005, and prior to January 2001 he was an associate dean, the chair of the finance department, and a professor of finance at the Carlson School of Management. He previously served on the faculties of Boston College, Northwestern University, the University of Pennsylvania, the University of Rochester and the University of Southern California. Dr. Benveniste is currently a director of Rimage Corporation. Dr. Benveniste holds a Bachelor's degree from the University of California at Irvine and a Ph.D. in Mathematics from the University of California at Berkeley.

Committees: Compensation

D. KEITH COBB has served as a director since June 2004. Mr. Cobb has served as a business consultant and strategic advisor for a number of companies since 1996. Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Atlanta, Miami Branch in 2002. He spent 32 years as a practicing certified public accountant for KPMG, LLP, including as the National Managing Partner – Financial Services and as a senior member of the firm's management committee. Mr. Cobb was vice chairman and chief executive officer of Alamo Rent-a-Car, Inc. from 1995 until its sale in 1996. Mr. Cobb is currently a director of BankAtlantic Bancorp, Inc., BFC Financial Corp., and the Wayne Huizenga Graduate School of Business and Entrepreneurship at Nova Southeastern University. Mr. Cobb holds a Bachelor's degree from the University of Southern Mississippi.

Committees: Audit (Chair) and Nominating/Corporate Governance

KENNETH R. JENSEN has served as a director since February 2001. Mr. Jensen has served as a business consultant and strategic advisor for a number of companies since July 2006. Mr. Jensen served as the executive vice president, chief financial officer, treasurer and assistant secretary of Fiserv, Inc., a public company engaged in data processing outsourcing, from July 1984 until June 2006. He was named senior executive vice president of Fiserv in 1986. Mr. Jensen was a director of Fiserv, Inc. from 1984 until May 2007. Mr. Jensen is currently a director of United Capital Financial Partners, Inc. Mr. Jensen holds a Bachelor's degree from Princeton University in Economics, an MBA from the University of Chicago in Accounting, Economics and Finance and a Ph.D. from the University of Chicago in Accounting, Economics and Finance.

Committees: Audit and Executive

Class II Directors
(Terms expiring in 2011)

BRUCE K. ANDERSON has served as a director since August 1996. He co-founded the investment firm Welsh, Carson, Anderson & Stowe, or WCAS, and has been a general partner of WCAS since March 1979. Prior to that, he served for nine years with Automatic Data Processing, Inc., or ADP, where, as executive vice president and a director of ADP, and president of ADP International, he was active in corporate development and general management. Before joining ADP, Mr. Anderson spent four years in computer marketing with International Business Machines Corporation, or IBM. Mr. Anderson is currently the chairman of the board of directors of Amdocs Limited and serves as a director of a number of private companies held within the partnership of WCAS. He holds a Bachelor's degree from the University of Minnesota.

Committees: Nominating/Corporate Governance

ROGER H. BALLOU has served as a director since February 2001. Mr. Ballou has been the chief executive officer and a director of CDI Corporation, a public company engaged in providing staffing and outsourcing services, since October 2001. He was a self-employed consultant from October 2000 to October 2001. Before that time, Mr. Ballou had served as chairman and chief executive officer of Global Vacation Group, Inc. from April 1998 to September 2000. Prior to that, he was a senior advisor for Thayer Capital Partners from September 1997 to April 1998. From April 1995 to August 1997, he served as vice chairman and chief marketing officer, then as president and chief operating officer, of Alamo Rent-a-Car, Inc. Mr. Ballou is also currently a director of Fox Chase Bank. Mr. Ballou holds a Bachelor's degree from the Wharton School of the University of Pennsylvania and an MBA from the Tuck School of Business at Dartmouth.

Committees: Audit, Nominating/Corporate Governance (Chair) and Executive

E. LINN DRAPER, JR., Ph.D. has served as a director since February 2005. He has served in an executive and directoral capacity for a number of companies since 1980. Dr. Draper was chairman of the board of American Electric Power Company, Inc., or AEP, for 11 years until his retirement from AEP in 2004, and served as president and chief executive officer of AEP from 1993 to 2003. He was the president of the Ohio Valley Electric Corporation from 1992 until 2004, and was the chairman, president and chief executive officer of Gulf States Utilities Company from 1987 to 1992. Dr. Draper is a director of TransCanada Corporation, Alpha Natural Resources, Inc., NorthWestern Corporation and Temple-Inland Inc. Dr. Draper also serves on the University of Texas Engineering Advisory Board. He holds two Bachelor's degrees from Rice University and a Doctorate from Cornell University.

Committees: Compensation

Executive Officers

ROBERT P. ARMIAK, senior vice president and treasurer, joined us in February 1996. He is responsible for cash management, hedging strategy, financial risk management and capital structure. Before joining us, he held several positions, including treasurer at FTD Inc. from August 1990 to February 1996. Mr. Armiak holds a Bachelor's degree from Michigan State University and an MBA from Wayne State University.

BRYAN J. KENNEDY, executive vice president and president, Marketing Services, joined our wholly-owned subsidiary, Epsilon, in June 1996. Mr. Kennedy has served as chief operating officer for Epsilon since October 2001 and, prior to becoming president of Epsilon in January 2009, he held various senior management and executive positions within Epsilon. Prior to that, Mr. Kennedy held management positions with Capstead Mortgage Corporation from June 1990 to August 1994. Mr. Kennedy holds a Bachelor's degree from Wheaton College and an MBA from Harvard Business School.

MICHAEL D. KUBIC, senior vice president, interim chief financial officer, corporate controller and chief accounting officer, joined us in October 1999. Mr. Kubic assumed the role of interim chief financial officer in addition to his other responsibilities in March 2009. Before joining us, he served as vice president of finance for Kevco, Inc. from March 1999 to October 1999. Prior to that, he served as vice president and corporate controller for BancTec, Inc. from September 1993 to February 1998. Mr. Kubic holds a Bachelor's degree from the University of Massachusetts and is a Certified Public Accountant in the State of Texas.

BRYAN A. PEARSON, executive vice president and president, Loyalty Services, joined our wholly-owned subsidiary, LoyaltyOne, Inc., in November 1992 and assumed his current position in 2006. Mr. Pearson has served as president for the AIR MILES® Reward Program since January 1999 and prior to becoming president, he held various senior management and executive positions within the AIR MILES Reward Program. Mr. Pearson held management positions with Alias Research Inc. from June 1991 until October 1992. Prior to that, he worked in brand marketing at Quaker Oats Company of Canada from July 1988 until June 1991. Mr. Pearson holds a BScH degree and an MBA from Queen's University.

RICHARD E. SCHUMACHER, JR., senior vice president of tax, joined us in October 1999. He is responsible for worldwide corporate tax affairs. Before joining us, he was with Deloitte & Touche LLP from 1989 to October 1999 where he was responsible for client tax services and practice management and was in the national tax practice serving the banking and financial services industry. Mr. Schumacher holds a Bachelor's degree from Ohio State University and a Master's degree from Capital University Law and Graduate School and is a Certified Public Accountant in the State of Ohio.

IVAN M. SZEFTEL, executive vice president and president, Retail Credit Services, joined us in May 1998. Before joining us, he served as a director and chief operating officer of Forman Mills, Inc. from November 1996 to February 1998. Prior to that, he served as executive vice president and chief financial officer of Charming Shoppes, Inc. from November 1981 to January 1996. Mr. Szeftel holds Bachelor's and graduate degrees from the University of Cape Town and was certified as a Certified Public Accountant in the State of Pennsylvania and as a Chartered Accountant in South Africa.

DWAYNE H. TUCKER, executive vice president, human resources, joined us in June 1999. Mr. Tucker was responsible for human resources from June 1999 until August 2005 and re-assumed responsibility for human resources, corporate marketing and communications during 2007. From June 1999 until September 2003, he also served as chief administrative officer and became president, Transaction Services in October 2003. Before joining us, he served as vice president of human resources for Northwest Airlines. Mr. Tucker joined First Data Corporation in March 1990 where he gained increasing responsibility for business unit and corporate human resources, operations and profit and loss management during his eight years of service. Mr. Tucker holds a Bachelor's degree from Tennessee State University.

ALAN M. UTAY, executive vice president, general counsel, chief administrative officer and secretary, joined us in September 2001. He is responsible for legal, internal audit, compliance and corporate administration. Before joining us, he served as a partner at Akin Gump Strauss Hauer & Feld LLP, where he practiced law since October 1990. Mr. Utay holds a Bachelor's degree from the University of Texas and a J.D. from the University of Texas School of Law.

CORPORATE GOVERNANCE

Board of Directors and Committees

We are managed under the direction of our board of directors. Under our bylaws, the size of our board of directors may be between six and twelve. We currently have eight directors, including seven non-employee directors. Assuming the stockholders approve Proposal One: Election of Directors, we will have nine directors, including seven non-employee directors.

Our board of directors is divided into three classes of directors and each class serves a three year term. Our board of directors presently has four regular committees, consisting of the audit committee, the compensation committee, the nominating/corporate governance committee and the executive committee. The charters for each of these committees, as well as our Corporate Governance Guidelines and our Codes of Ethics for our Senior Financial Executives, CEO, Directors and employees, are posted on our web site at http://www.alliancedata.com. These documents are available free of charge to any stockholder from our Corporate Secretary upon written request. Requests should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252. On April 13, 2007, the board of directors also established a special committee composed of seven independent and disinterested directors, namely Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen and Minicucci, for the purpose of evaluating which, if any, strategic alternatives the company should pursue. The special committee meets as appropriate to evaluate and discuss ongoing matters in connection with the termination of the merger agreement among the company and affiliates of The Blackstone Group, dated May 17, 2007 (the "Merger") to include the ongoing litigation related thereto.

During 2008, the board of directors met 22 times, the audit committee met 14 times, the compensation committee met seven times and the nominating/corporate governance committee met four times. Each of our directors attended at least 75% of the meetings of the board of directors and their respective regular committees. It is our policy that the directors who are up for election at the annual meeting attend the annual meeting, and we encourage all other directors to attend the annual meeting if possible. All directors, including those up for re-election at the annual meeting, except Messrs. Benveniste and Minicucci, attended the 2008 annual meeting of stockholders.

Audit Committee

The audit committee currently consists of Roger H. Ballou, D. Keith Cobb and Kenneth R. Jensen. Mr. Cobb currently serves as chairman of the audit committee. The primary function of the audit committee is to assist our board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of both our internal audit department and the independent accountant. In addition, the audit committee has sole responsibility to: (1) prepare the audit committee report required by the SEC for inclusion in our annual proxy statement; (2) appoint, retain, compensate, evaluate and terminate our independent accountant; (3) approve audit and permissible non-audit services to be performed by our independent accountant; (4) review and approve related party transactions; and (5) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding any questionable accounting or auditing matters. The audit committee adopted and will periodically review the written charter that specifies the scope of the audit committee's responsibilities. Our audit committee members do not simultaneously serve on the audit committees of more than two other public companies.

The audit committee includes three independent members of our board of directors, as such independence is defined by applicable requirements of the New York Stock Exchange, the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC. As determined by our board of directors, each member of the audit committee is financially literate and two members are audit committee financial experts, as defined by the SEC, with accounting or related financial management expertise as required by the New York Stock Exchange. Each of Mr. Cobb, who currently serves as chairman of the audit committee, and Mr. Jensen is an audit committee financial expert, as defined by the SEC, because he has an understanding of generally accepted accounting principles (GAAP) and financial statements. Each of Mr. Cobb and Mr. Jensen has the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves. Each has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities. Each of Mr. Cobb and Mr. Jensen has an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions. Each acquired these attributes through education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions. Each has also had experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements.

Compensation Committee

The compensation committee currently consists of Lawrence M. Benveniste, E. Linn Draper, Jr. and Robert A. Minicucci. Assuming the stockholders approve Proposal One: Election of Directors, the compensation committee will continue to consist of Lawrence M. Benveniste, E. Linn Draper, Jr. and Robert A. Minicucci. Mr. Minicucci currently serves as chairman of the compensation committee. The compensation committee consists of non-employee directors who are independent as defined by applicable requirements of the New York Stock Exchange, the SEC, and the Internal Revenue Service.

The compensation committee's primary function is to oversee matters relating to compensation and our benefit plans. Specifically, the compensation committee's responsibilities include, among other duties, the responsibility to: (1) annually review the compensation levels of our executive officers; (2) set salaries for our executive officers, and recommend such matters to the board of directors with respect to our chief executive officer; (3) determine target levels of incentive compensation and corresponding performance objectives, and recommend such matters to the board of directors with respect to our chief executive officer; (4) review and approve our compensation philosophy, programs and plans for associates generally; (5) periodically review director compensation practices and recommend to the board of directors appropriate revisions to such practices; (6) administer specific matters with respect to our equity and certain other compensation plans; and (7) review disclosure related to executive and director compensation in our proxy statements and discuss the Compensation Discussion and Analysis annually with management.

With the assistance of an external compensation consultant, target compensation amounts for our executive officers are determined by the compensation committee and, with respect to our chief executive officer, by the board of directors. Typically, our chief executive officer makes compensation recommendations to the compensation committee with respect to our other executive officers. The compensation committee may accept or adjust the chief executive officer's recommendations in its sole discretion and also makes a recommendation regarding the chief executive officer's compensation to the full board of directors. The chief executive officer does not make any recommendations to the compensation committee or to the board of directors relating to performance measures, targets or similar items that affect his own compensation. Moreover, the chief executive officer recuses himself from any discussions of his own compensation during board of directors and compensation committee meetings. Material changes to pay levels for individuals are typically made only upon a significant change in job responsibilities.

With the exception of significant promotions and new hires, the compensation committee sets target total direct compensation for our executive officers immediately prior to the beginning of each year. This timing allows us to consider the performance of the company and each potential recipient in the prior year, as well as expectations for the upcoming year. Performance-based cash incentive compensation and long-term equity incentive compensation are awarded as early as practicable in the year, contingent upon the availability of the prior year's financial results, in order to maximize the time period over which the applicable performance incentives apply. Whenever practicable, our grants of equity-based awards to the executive officers are made on February 21 (or if February 21 falls on a weekend or holiday, the next business day) of each year, or such other pre-determined date following public release of our earnings for the prior year. This is consistent with our practice of granting equity-based awards for new hires, promotions and associates that have joined us as a result of a merger or acquisition on the 21st day of each month (or if the 21st day falls on a weekend or holiday, the next business day). In the event there exists material information that we have not yet disclosed, the compensation committee may delay or defer the grant of any equity-based awards until all disclosures are current.

The compensation committee has the authority to delegate certain of its responsibilities under our compensation and benefits plans. Under our compensation plans, the compensation committee generally may delegate administrative functions to members of management and may delegate other responsibilities under the plans to the extent permitted by applicable law. The compensation committee generally may not delegate (1) responsibilities with regard to participants subject to Section 16 of the Securities Exchange Act of 1934, as amended; (2) the responsibility to certify the satisfaction of applicable performance objectives set under the plans; or (3) responsibilities with regard to the compensation practices of the company.

The compensation committee also engages the external compensation consultant for certain other executive advisory services. Such services include: (1) ongoing support with regard to the latest relevant regulatory, technical, and accounting considerations impacting compensation and benefits programs; (2) assistance with the design of compensation and benefit programs; (3) preparation for and attendance at selected management, committee and board of directors meetings; and (4) other miscellaneous requests that occur throughout the year.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently composed of Messrs. Benveniste, Draper and Minicucci, who are non-employee directors. No member of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our executive officers or the members of our compensation committee and the board of directors or compensation committee of any other company.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee currently consists of Bruce K. Anderson, Roger H. Ballou and D. Keith Cobb. Mr. Ballou currently serves as chairman of the nominating/corporate governance committee. The primary functions of the nominating/corporate governance committee are to: (1) assist the board of directors by identifying individuals qualified to become board members and to recommend to the board of directors the director nominees for the next annual meeting of stockholders (or to fill vacancies); (2) recommend to the board of directors the director nominees for each committee; (3) develop and recommend to the board of directors a set of corporate governance principles applicable to us and to re-evaluate these principles on an annual basis; and (4) lead the board of directors in its annual review of both the board of directors' performance and the Corporate Governance Guidelines. The nominating/corporate governance committee develops criteria for the selection of directors, including procedures for reviewing potential nominees proposed by stockholders. The nominating/corporate governance committee reviews with the board of directors the desired experience, mix of skills and other qualities to assure appropriate board of directors composition, taking into account the current directors and the specific needs of our company and the board of directors. The nominating/corporate governance committee also reviews and monitors the size and composition of the board of directors and its committees to ensure that the requisite number of directors are "independent directors," "non-employee directors" and "outside directors" within the meaning of any rules and laws applicable to us. The members of the nominating/corporate governance committee are independent as defined by applicable requirements of the New York Stock Exchange and rules and regulations of the SEC.

How does the board of directors identify candidates for nomination to the board of directors?

The nominating/corporate governance committee identifies nominees by first evaluating the current members of our board of directors willing to continue in service. Current members of our board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of our board of directors with that of obtaining a new perspective. The nominating/corporate governance committee has two primary methods, other than those proposed by our stockholders, as discussed below, for identifying new candidates for possible inclusion in our recommended slate of director nominees. First, on a periodic basis, the nominating/ corporate governance committee solicits ideas for possible candidates from a number of sources — members of our board of directors, our senior level executives, individuals personally known to the members of the board of directors, and research, including database or Internet searches.

Second, the nominating/corporate governance committee may from time to time use its authority under its charter to retain, at our expense, one or more third-party search firms to identify candidates. If the nominating/ corporate governance committee retains one or more search firms, they may be asked to identify possible candidates who meet the minimum and desired qualifications, to interview and screen such candidates (including conducting appropriate background and reference checks), to act as a liaison among the board of directors, the nominating/corporate governance committee and each candidate during the screening and evaluation process, and thereafter to be available for consultation as needed by the nominating/corporate governance committee.

In addition to the methods described above, any of our stockholders entitled to vote for the election of directors may nominate one or more persons for election to our board of directors at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. Such nominations must be made by notice in writing, delivered or mailed by first class U.S. mail, postage prepaid, to our Corporate Secretary not less than 14 days nor more than 50 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed above, to our Corporate Secretary not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders. Such nominations will not be included in the proxy statement and form of proxy distributed by the board of directors. Each such notice must set forth: (1) the name and address of the nominating stockholder; (2) the name, age, business address and, if known, residence address of each nominee proposed in such notice; (3) the principal occupation or employment of each such nominee; (4) the number of shares of our common stock that are beneficially owned by each such nominee; (5) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934, as amended; (6) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected; and (7) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder. Nominations should be addressed to: Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

How does the board of directors evaluate candidates for nomination to the board of directors?

The nominating/corporate governance committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. Once the nominating/corporate governance committee has identified a candidate, the nominating/corporate governance committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on information provided to the nominating/corporate governance committee with the recommendation of the candidate, as well as the nominating/corporate governance committee's own knowledge of the candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional board members to fill vacancies or expand the size of the board of directors and the likelihood that the candidate can satisfy the minimum and desired qualifications set forth in the Corporate Governance Guidelines, as posted on our web site at http://www.alliancedata.com, as well as the applicable qualification requirements of the New York Stock Exchange and the SEC. There are no firm prerequisites to qualify as a candidate for our board of directors, but we seek a diverse group of candidates who possess the background, knowledge, experience, skill sets, and expertise that would strengthen and increase the diversity of the board of directors. We seek those individuals with time to make a significant contribution to the board of directors, to our company, and to our stockholders. Each member of our board of directors is expected to ensure that other existing and planned future commitments do not materially interfere with his or her service as a director. Directors are expected to attend meetings of the board of directors and the board committees on which they serve and to spend the time needed to prepare for meetings. If the nominating/corporate governance committee determines, in consultation with the chairman of the board of directors and other board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the candidate's background and experience and to report its findings to the nominating/corporate governance committee.

The nominating/corporate governance committee also considers such other relevant factors as it deems appropriate, including the current composition of the board of directors, the balance of management and independent directors and the need for audit committee expertise. In connection with this evaluation, the nominating/corporate governance committee determines whether to interview the candidate, and if warranted, one or more members of the nominating/corporate governance committee, and others as appropriate, will interview candidates in person or by telephone. After completing this evaluation and interview, and the evaluations of other candidates, the nominating/corporate governance committee makes a recommendation to the full board of directors as to the persons who should be nominated by the board of directors, and the board of directors determines the nominees to be recommended to our stockholders after considering the recommendation and report of the nominating/corporate governance committee.

Executive Committee

The executive committee currently consists of Roger H. Ballou, Kenneth R. Jensen, Robert A. Minicucci and J. Michael Parks. Assuming the stockholders approve Proposal One: Election of Directors, the executive committee will consist of Roger H. Ballou, Edward J. Heffernan, Kenneth R. Jensen, Robert A. Minicucci and J. Michael Parks. The executive committee has the authority to approve acquisitions, divestitures, capital expenditures and leases that were not included in the budget approved by the board of directors, with a total cost of up to $10 million, provided that prior notice of all acquisitions is given to the full board of directors. The executive committee did not meet during 2008.

Executive Session

We regularly conclude our board of directors' and committee meetings with executive sessions. After all non-directors leave the board of directors meeting, the chief executive officer leads the board of directors in a director-only executive session. After the chairman and chief executive officer leave the meeting, Mr. Minicucci then leads the non-management members of the board of directors in an executive session.

Communications with the Board of Directors

The board of directors provides a process for stockholders and interested parties to send communications to the board of directors or any individual director. Stockholders and interested parties may forward communications to the board of directors or any individual director through the Corporate Secretary. Communications should be addressed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252. All communications will be compiled by the office of the Corporate Secretary and submitted to the board of directors or the individual directors on a periodic basis. Stockholders and interested parties may also submit questions or comments, on an anonymous basis if desired, to the board of directors through our Ethics and Compliance Hotline at (877) 217-6218. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the audit committee and handled in accordance with our procedures with respect to such matters. We welcome and encourage stockholder communication with the board of directors.

Director Independence

We have adopted general standards for determination of director independence. For a director to be deemed independent, the board of directors must affirmatively determine that the director has no material relationship with us or our affiliates or any member of our senior management or his or her affiliates. This determination is disclosed in the proxy statement for each annual meeting of our stockholders. In making this determination, the board of directors applies the following standards:

- A director who is an employee, or whose immediate family member is an executive officer, of our company may not be deemed independent until three years after the end of such employment relationship. Employment as an interim chairman or chief executive officer or other executive officer will not disqualify a director from being considered independent following that employment.
- A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from our company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), may not be deemed independent until three years after he or she ceases to receive more than $120,000 in compensation. Compensation received by a director for former service as an interim chairman, chief executive officer or other executive officer and compensation received by an immediate family member for service as a non-executive employee for us will not be considered in determining independence under this test.
- A director: (1) who is a current partner, or whose immediate family member is a current partner, of a firm that is our company's internal or external auditor; (2) who is a current employee of such a firm; (3) who has an immediate family member who is a current employee of such a firm and who personally works on our company's audit; or (4) who was, or whose immediate family member was, a partner or employee of such firm and personally worked on our company's audit may not be deemed independent until three years after the end of the affiliation or the employment or auditing relationship.
- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of our current executive officers serve on that company's compensation committee may not be deemed independent until three years after the end of such service or the employment relationship.
- A director who is an executive officer, general partner or employee, or whose immediate family member is an executive officer or general partner, of an entity that makes payments to, or receives payments from, us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other entity's consolidated gross revenues, may not be deemed independent until three years after falling below that threshold.
- For relationships not covered by the guidelines above, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the board of directors. The board of directors annually reviews the independence of its non-employee directors. Directors have an affirmative obligation to inform the board of directors of any material changes in their circumstances or relationships that may impact their designation as "independent."

The board of directors undertook a review of director independence and considered transactions and relationships between each of the nominees (including their immediate family members) and directors (including their immediate family members), and us (including our subsidiaries and our senior management). Specifically, the board of directors considered our relationship with Mr. Ballou, the Chief Executive Officer of CDI

Corporation, an affiliate of which has provided temporary staffing services to us. The amount of these transactions was immaterial to both parties, and no personal benefit was conveyed to Mr. Ballou as a result of the transactions. As a result of this review, the board of directors affirmatively determined that, as of the record date for the 2009 annual meeting, none of Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Jensen or Minicucci has a material relationship with us and, therefore, each is independent as defined by the rules and regulations of the SEC, the listing standards of the New York Stock Exchange and Internal Revenue Code Section 162(m).

Code of Ethics

We have adopted codes of ethics that apply to our chief executive officer, chief financial officer, financial executives, board of directors and employees. The Alliance Data Systems Code of Ethics for Senior Financial Executives and CEO, the Code of Ethics for members of the board of directors and the Code of Ethics for employees are posted on our web site, found at http://www.alliancedata.com (we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of this code of ethics, if any, by posting such information on our web site).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

It is our policy not to enter into any "related party transaction" unless the audit committee approves such transaction in accordance with our written related party transaction policy, or the transaction is approved by a majority of disinterested directors of the company. The board of directors has determined that the audit committee is best suited to review and approve related party transactions, although the board of directors may instead determine that a particular related party transaction be reviewed and approved by a majority of disinterested directors. The audit committee annually reviews and assesses the adequacy of the related party transaction policy and recommends any appropriate changes to the board of directors.

No member of the audit committee shall participate in the review or approval of any related party transaction with respect to which such member is a related party. In reviewing and approving any related party transaction, the audit committee shall:

- satisfy itself that it has been fully informed as to the material facts of the related party's relationship and interest and as to the material facts of the proposed related party transaction; and
- determine that the related party transaction is fair to the company.

For these purposes, a related party is: (1) any person who is, or at any time since the beginning of the company's current fiscal year was, an "executive officer" of the company (as defined in Rule 405 promulgated under the Securities Act of 1933 and Rule 3b-7 promulgated under the Securities Exchange Act of 1934); (2) any person who is, or at any time since the beginning of the company's current fiscal year was, a director of the company or a nominee for director of the company; (3) a person (including an entity or group) known to the company to be the beneficial owner of more than 5% of any class of the company's voting securities; (4) an individual who is an "immediate family member" (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law) of a person listed in 1, 2, or 3 above; (5) an entity that is, directly or indirectly, owned or controlled by a person listed in 1, 2, 3, or 4 above; (6) an entity in which a person listed in 1, 2, 3 or 4 above serves as an executive officer or principal or in a similar position, or in the case of a partnership, serves as a general partner or holds any position other than that of a limited partner; (7) an entity in which a person listed in 1, 2, 3 or 4 above, together with all other persons specified in 1, 2, 3 and 4 above, owns 10% or more of the equity interest, or in the case of a partnership, 10% or more of the partnership interest; or (8) an entity at which a person listed in 1, 2, 3 or 4 above is employed if (a) the person is directly involved in the negotiation of the related party transaction or will have or share primary responsibility at such entity for the performance of the related party transaction, or (b) the person's compensation from the entity is directly tied to the related party transaction.

A related party transaction includes any transaction (including any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness)), or series of related transactions, or any material amendment to any such transaction, involving a related party and in which the company or any of its subsidiaries is a participant, other than: (1) a transaction involving compensation of directors (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (2) a transaction involving compensation of an executive officer or involving an employment agreement, severance arrangement, change in control provision or agreement or special supplemental benefit of an executive officer (the procedures for the review and approval of such transactions have been set forth in the charter of the compensation committee of the board of directors); (3) a transaction with a related party involving less than $120,000; (4) a transaction in which the interest of the related party arises solely from the ownership of a class of the company's equity securities and all holders of that class receive the same benefit on a pro rata basis; (5) a transaction in which the rates or charges involved therein are determined by competitive bids, or a transaction that involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or (6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

At each audit committee meeting, management shall recommend any related party transactions, if applicable, to be entered into by the company. After review, the audit committee shall approve or disapprove such transactions and at each subsequently scheduled meeting, management shall update the audit committee as to any material change to those approved transactions. The audit committee shall establish such guidelines as it determines are necessary or appropriate for management to follow in its dealings with related parties in related party transactions.

All related party transactions of which management is aware are required to be disclosed to the audit committee. If management becomes aware of a proposed related party transaction or an existing related party transaction that has not been pre-approved by the audit committee, management is required to promptly notify the chairman of the audit committee and such transactions shall be submitted to the audit committee for their review, consideration and determination of whether to approve or ratify, as applicable, such transaction if the audit committee determines it is fair to the company. If management, in consultation with the company's chief executive officer or chief financial officer, determines that it is not practicable to wait until the next audit committee meeting, the chairman of the audit committee has the delegated authority during the period between audit committee meetings, to review, consider and determine whether any such transaction is fair to the company and whether the transaction should be approved, or ratified, as the case may be. The chairman of the audit committee shall report to the audit committee any transactions reviewed by him or her pursuant to this delegated authority at the next audit committee meeting.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the current members of the compensation committee.

Robert A. Minicucci, Chair
Lawrence M. Benveniste
E. Linn Draper, Jr.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We consider our total compensation package integral to our ability to grow and improve our business. By design, we have tailored, with the guidance of external compensation consultants, a mix of compensation elements unique to our business. Our total program, assuming sustained above industry-average performance, is designed to reward executive officers at competitive levels. However, the total program is also structured to significantly reduce rewards for performance below expectations. The compensation committee believes that this design will attract, retain, and motivate executive officers with the quality and profile required to successfully lead the company in our highly competitive and evolving industries.

Executive Officers

Our compensation committee, and with respect to the chief executive officer, the board of directors, annually approves compensation for our executive committee of management, which includes Edward J. Heffernan, Bryan J. Kennedy, J. Michael Parks, Bryan A. Pearson, Ivan M. Szeftel, Dwayne H. Tucker and Alan M. Utay. In determining appropriate compensation for these executive officers, the compensation committee uses the philosophies and methodologies described in this Compensation Discussion and Analysis.

Objectives of Compensation

The objectives of our compensation program are to retain our executive officers, to reward our executive officers for meeting our growth and profitability objectives and to align the interests of our executive officers with those of our stockholders. The total direct compensation in 2008 for our executive officers was a combination of three components:

- base salary;
- annual performance-based cash incentive compensation; and
- periodic (typically annual) awards of long-term equity incentive compensation, which may be subject to either performance-based or time-based vesting provisions or both.

We use each component of compensation to satisfy one or more of our compensation objectives. The compensation committee places a significant portion of the overall target compensation for our executive officers "at risk" in the form of performance-based cash incentive compensation and long-term equity incentive compensation. According to the survey results provided by our external compensation consultant, we generally target a greater percentage of executive compensation "at risk" than the average among the surveyed companies.

Retention

We believe that continuity in our executive leadership is critical to our long-term success. To encourage executive retention and foster a focus on long-term results, portions of the equity-based compensation granted to our executive officers are subject to multi-year vesting schedules. In addition, the compensation committee has occasionally granted special retention awards designed to encourage retention of our executive officers. Further details of these compensation practices are included below under the caption "Elements of Compensation."

Pay for Performance

Historically, we have tracked metrics such as revenue growth, EBITDA growth and cash earnings per share growth. The compensation committee selects target performance measures for performance-based cash incentive compensation and long-term equity incentive compensation that it believes are integral to achievement of these and other growth and profitability objectives, such as cash EPS growth, annual revenue, operating cash flow and associate engagement. Performance-based cash incentive compensation and performance-based long-term equity incentive compensation generally pay out or vest only upon achievement of a threshold performance target. Further details of these compensation practices are included below under the caption "Elements of Compensation" and definitions of operating cash flow and cash EPS for 2008 are included below under the caption "Non-GAAP Performance Measures for 2008."

Alignment with Stockholders

We believe that our executive officers should maintain at least a minimum position in our common stock so that their interests are aligned with those of our stockholders. Under our stock ownership guidelines, we require our chief executive officer to maintain an investment position in our common stock equal to five times his base salary, and we require our chief financial officer and each of our other executive officers to maintain an investment position in our common stock equal to three times their base salary. Generally, these investment positions must have been met by December 31, 2006, or within five years from the January 1st following the time an executive officer first becomes subject to the stock ownership guidelines. The following table shows the stock ownership levels at April 16, 2009 of our chief executive officer, chief financial officer and three other most highly compensated executive officers as of December 31, 2008 (the "NEOs"):

Name	Title(1)	Stock Ownership Position(2)
J. Michael Parks	Chairman of the Board of Directors and Chief Executive Officer	43 times base salary
John W. Scullion	President and Chief Operating Officer	16 times base salary
Ivan M. Szeftel	Executive Vice President and President, Retail Credit Services	28 times base salary
Edward J. Heffernan	Executive Vice President and Chief Financial Officer	21 times base salary
Dwayne H. Tucker	Executive Vice President, Human Resources	19 times base salary

(1) Pursuant to a leadership succession plan approved by our board of directors, effective March 1, 2009, J. Michael Parks, who formerly served as our chairman of the board of directors and chief executive officer, now serves as our chairman of the board of directors; Edward J. Heffernan, who formerly served as our executive vice president and chief financial officer, now serves as our president and chief executive officer; Michael D. Kubic now serves as interim chief financial officer in addition to senior vice president, corporate controller and chief accounting officer; and John W. Scullion no longer serves as our president and chief operating officer.

(2) The share price used for ownership calculations is calibrated periodically under our stock ownership guidelines. The fair market value of our common stock on January 3, 2007, the last date on which we calibrated the stock price used to determine the number of shares required by the stock ownership guidelines, calculated as the average of the high and low prices as reported on the New York Stock Exchange of $63.55 per share, is the basis for the stock ownership positions shown in this table. Due to recent market events, we also calculated the stock ownership position of our NEOs based on a 45-day average of the high and low prices as reported on the New York Stock Exchange as of March 2, 2009 of $39.73 per share, and each of our NEOs was in compliance with the requirements of our stock ownership guidelines.

Competitive Considerations

In determining appropriate levels of compensation, the compensation committee considers the competitive market for talent and compensation levels provided by comparable companies to minimize significant differences that could negatively impact our ability to attract and retain exceptional executive officers. The compensation committee, with the assistance of an external compensation consultant, Hewitt Associates, LLC, generally reviews the compensation practices at proxy peer companies with whom we compete for business and talent, and general industry companies of comparable size. This approach provides us with a balanced perspective, reflecting industry, performance and company size considerations as they affect executive pay. For 2008, the companies comprising the proxy peer group included:

- Acxiom Corporation
- Convergys Corporation
- Discover Financial Services
- DST Systems, Inc.
- Equifax Incorporated
- Fidelity National Information Services, Inc.
- First Data Corporation
- Fiserv, Inc.
- Global Payments Inc.
- Harte-Hanks, Inc.
- MasterCard Incorporated
- Total System Services, Inc.
- Visa Incorporated
- The Western Union Company

Our annual revenues are slightly below the median for this proxy peer group and our market capitalization is slightly above, but our three year total stockholder return and cash EPS growth fall at or near the highest level in the proxy peer group. For purposes of comparing the survey compensation data to our own compensation levels, regression analysis is used to adjust the survey compensation data for differences in revenue. This adjusted value is used as the basis of comparison of compensation between our company and the companies in the proxy peer group.

Generally, the compensation committee targets each component of compensation at a certain percentile of those companies surveyed. For our executive officers, base salary approximates the 60th percentile; total cash compensation, which includes base salary and target performance-based cash incentive compensation, approximates the 75th percentile; and total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, approximates the 75th percentile. We believe compensation at these target levels, vis-à-vis the companies surveyed, is appropriate given our record of performing above the average for our peer group; actual performance above or below each of the established targets results in actual compensation that is higher or lower than these target percentiles. The compensation committee also considers factors such as company performance, individual performance, the expected future contributions, prior compensation and retention risk for each executive officer. Although targeting these percentiles results in greater pay for the chief executive officer than the other executive officers, the compensation committee believes that these compensation levels accurately reflect the relative contributions of each executive officer to the company, taking into account the increased level of responsibility assumed by the chief executive officer for all aspects of our performance.

Elements of Compensation

Base Salary

While a large portion of our NEOs and other executive officers' compensation is contingent upon meeting specified performance targets, we pay our executive officers a base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the compensation committee seeks to keep base salary competitive. In determining the appropriate base salary, the compensation committee also considers, among other factors, the nature and responsibility of the position and, to the extent available, salary norms for persons in comparable positions at comparable companies; the expertise of the individual; and the competitiveness in the market for the executive officer's services. In 2007, the base salary for our NEOs and other executive officers was targeted at the 60th percentile of surveyed companies, as described above. In 2008, due to the pending Merger, each of the NEOs received a four percent increase in base salary, consistent with the aggregate increase in base salary granted to all of our employees for 2008.

Annual Performance-Based Cash Incentive Compensation

Performance-based cash incentive compensation is paid to our NEOs and other executive officers pursuant to the Executive Annual Incentive Plan, which our board of directors adopted on March 31, 2005 and our stockholders approved on June 7, 2005. The purpose of performance-based cash incentive compensation is to provide an incentive to our NEOs and other executive officers to contribute to our annual growth and profitability objectives, to retain such executive officers and, where possible, to qualify for tax deductibility under Section 162(m) of the Internal Revenue Code. The Executive Annual Incentive Plan focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results by providing a basic reward for reaching minimum expectations, plus an upside for reaching our aspirational goals.

Terms of Awards

Typically, base salary plus target performance-based non-equity incentive compensation, or total cash compensation, for our NEOs and other executive officers is targeted at the 75th percentile of surveyed companies, as described above. Each NEO and other executive officer has a target payout amount that approximates a percentage of his annualized base salary. Guided by our annual growth and profitability objectives, the payout of performance-based non-equity incentive plan compensation for our NEOs and other executive officers is generally contingent upon meeting line of business specific and/or corporate targets, which in 2008 were based on revenue, operating cash flow and associate engagement.

The following tables set forth the individual calculations for the non-equity incentive plan compensation payouts for the 2008 performance year for each of our NEOs. The non-equity incentive plan compensation for each of Edward J. Heffernan, J. Michael Parks, John W. Scullion and Dwayne H. Tucker was based on the corporate performance targets and weightings set forth in the first table below; Ivan M. Szeftel's non-equity incentive plan compensation was based on a combination of corporate and retail services performance targets and weightings set forth in the second table below. For each performance target, payout is determined on a fixed scale, ranging from 65% payout when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 150% payout when the target is exceeded. Payout over 100% for the associate engagement component is contingent upon meeting at least the minimum applicable revenue target.

2008 Corporate Performance under the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Actual Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Revenue	$2,147,000,000	20%	$2,025,300,000	94%	89.0%	17.80%
Corporate Operating Cash Flow	$ 641,000,000	70%	$ 661,600,000	103%	107.5%	75.25%
Corporate Associate Engagement	72	10%	77	107%	100.0%	10.00%
Total:		100%				103.05%

2008 Retail Services Performance under the Non-Equity Incentive Plan

Components	Target Performance	Weighting	Actual Performance	Achievement Level	Payout Level	Weighted Payout Level
Corporate Revenue	$2,147,000,000	10%	$2,025,300,000	94%	89.0%	8.90%
Corporate Operating Cash Flow	$ 641,000,000	20%	$ 661,600,000	103%	107.5%	21.50%
Retail Services Revenue	$ 890,000,000	10%	$ 761,400,000	86%	76.0%	7.60%
Retail Services Operating Cash Flow	$ 467,000,000	50%	$ 356,500,000	76%	0.0%	0.00%
Retail Services Associate Engagement	75	10%	80	107%	100.0%	10.00%
Total:		100%				48.00%

The target non-equity incentive plan compensation for each of Edward J. Heffernan, J. Michael Parks, John W. Scullion, Ivan M. Szeftel and Dwayne H. Tucker is set forth in the first column of the following table and represents approximately 112%, 133%, 120%, 126% and 120% of their respective base salaries. The actual non-equity incentive plan payouts are set forth in the third column of the following table.

	Target Non-Equity Incentive Plan Compensation	Weighted Payout	Actual Non-Equity Incentive Plan Compensation
Edward J. Heffernan	$ 495,000	103.05%	$ 510,098
J. Michael Parks	$1,248,000	103.05%	$1,286,064
John W. Scullion	$ 811,647	103.05%	$ 836,402
Ivan M. Szeftel	$ 622,440	48.00%	$ 298,771
Dwayne H. Tucker	$ 468,000	103.05%	$ 482,274

The compensation committee feels that revenue, operating cash flow and associate engagement performance measures are integral to achievement of our long-term growth and profitability objectives. However, when making awards, the compensation committee has discretion to select from numerous performance measures and may employ those performance measures it deems most appropriate for a given year. The selected performance measures may differ from year to year, and may also include any of the following: annual return on capital, net earnings, annual earnings per share, annual cash flow provided by operations, funds from operations, funds from operations per share, operating income, before or after tax income, cash available for distribution, cash available for distribution per share, return on equity, return on assets, share price performance, improvements in our attainment of expense levels, implementation or completion of critical projects, improvement in cash flow or (before or after tax) earnings and attainment of strategic business criteria or total shareholder return.

We set applicable revenue and operating cash flow growth targets at relatively high levels with respect to our past performance. While performance targets have frequently been achieved, we are a young company with historically high rates of growth. As we continue to challenge our lines of business to grow and expand our client base, we believe these performance targets will become increasingly challenging for our executive officers to obtain and will continue to encourage sustained above industry-average growth. Additional details about the Executive Annual Incentive Plan are included below under the caption "Plans or Agreements Governing Certain Elements of Executive Compensation."

We consider associate engagement, which is the extent to which associates are committed, motivated and actively involved in helping our company be successful, to be a critical, non-financial organizational factor that contributes to sustainable business performance and to maintaining a competitive advantage in recruiting, developing and retaining high performing associates. Associate engagement is measured by scores on an annual associate engagement survey administered by Leadership Research Institute. The associate engagement survey serves as a barometer of how well we work together, is an effort to systematically figure out our strengths and development opportunities, and is an important measure of our organizational effectiveness. The items on the associate engagement survey describe specific attributes of our company, our environment, and our leaders.

In addition, our chief executive officer has the discretion, as authorized by the compensation committee, to adjust each payout of performance-based non-equity incentive compensation up or down by up to 10% from the amount communicated to the executive officer; however, the chief executive officer does not have the authority to make any such adjustments to his own payout amount. The board of directors has the discretion to adjust the payout of performance-based non-equity incentive compensation up or down by up to 10% from the amount communicated to the chief executive officer. In determining whether and to what extent to make such adjustments, the chief executive officer or the board of directors, as applicable, typically considers the value provided by the relevant executive officer, as demonstrated by the challenges addressed and particular expertise required of such executive officer during the fiscal year. Mr. Parks, in his sole discretion, deemed his exercise of this authority to adjust the non-equity incentive compensation of each of Messrs. Scullion, Szeftel and Tucker for

2008 upwards by 5% appropriate in light of our fiscal year 2008 financial performance that included year-over-year increases in revenue, adjusted EBITDA, operating EBITDA and cash earnings and double digit year-over-year increases in income from continuing operations, income from continuing operations per diluted share and cash earnings per diluted share despite the emergence of crises in the financial markets and the general economy in both the United States and globally in the second half of 2008. Mr. Parks and the board of directors deemed their respective exercise of this authority to adjust the non-equity incentive compensation of each of Mr. Heffernan and Mr. Parks for 2008 upwards by the full 10% appropriate in light of our performance as described above and the contributions of Messrs. Heffernan and Parks, including the additional responsibilities they assumed prior to and following the termination of the proposed Merger.

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to encourage retention and foster a focus on long-term results, as well as to align the interests of our executive officers with those of our stockholders. In granting these awards, the compensation committee may establish restrictions, performance measures and targets as it deems appropriate. Generally, awards of long-term equity incentive compensation pay out only upon attainment of a threshold level of pre-determined performance targets, such as cash EPS, revenue, operating cash flow or EBITDA growth, or continued employment of an executive officer.

Typically, total direct compensation, which includes base salary, target performance-based cash incentive compensation and target long-term equity incentive compensation, for our NEOs and other executive officers is targeted at the 75th percentile of surveyed companies, as described above. In determining the size of long-term equity incentive awards, the compensation committee generally also considers, among other factors, the value of total direct compensation for comparable positions in comparable companies, company and individual performance against strategic plans, the number and value of stock options and restricted stock or restricted stock unit awards previously granted, the allocation of overall equity awards attributed to our executive officers relative to all equity awards and the relative proportion of long-term incentives within the total direct compensation mix.

We currently grant long-term equity incentive compensation to the executive officers pursuant to our 2005 Long Term Incentive Plan and have granted long-term equity incentive compensation that remains outstanding under our prior equity plans, both the 2003 Long Term Incentive Plan and the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan. Each of the three plans permit the board of directors to delegate all or a portion of its authority under the plan to the compensation committee, and the board of directors has done so except for purposes of awards to the chief executive officer.

Terms of Awards

After taking into consideration the market trend away from options in favor of full value shares and reviewing the long-term incentive practices of our comparator groups, we believe that an equity mix of performance-based restricted stock units and time-based restricted stock units provides a conservative and balanced approach. The portion granted in time-based restricted stock units is intended to provide not only some stability in our equity program and increase retention, but also to promote wealth accumulation by ensuring direct alignment with stockholders through our executives' stock holdings. The portion granted in performance-based restricted stock units, whose vesting criteria are tied to selected components of our financial performance, is intended to focus and incentivize our executives to deliver exceptional performance. In each case, the executive officer must be employed by us at the time of vesting to receive the award.

In 2008, due to the termination of the proposed Merger, our board of directors did not determine long-term equity incentive compensation for our NEOs and other executive officers until April 23, 2008. During the pendency of the Merger, a private-equity model compensation plan, including equity participation over a three-year horizon, had been designed and presented to our key managers, including our NEOs. Based on the expectations set by the private-equity model and with the assistance of our external compensation consultant, we sought to replicate some of the key features of that model, including to the extent practicable the target award amounts, within the parameters of our 2005 Long Term Incentive Plan and our long-term financial plan as a public company. In accordance with these guidelines, our board of directors and compensation committee approved equity grants for our NEOs and other executive officers, which were awarded on April 28, 2008. The intent of the awards was to cover a three-year performance period. By front-loading three year's worth of grants, the April 2008 long-term equity incentive compensation awards were designed to promote retention and to provide for a more leveraged payout opportunity over annual grants for the same period, but also increased the risks associated with locking in performance criteria at the beginning of the three-year period, including the risk that shortly into the performance period a significant, unforeseen change could occur in the market.

The long-term equity compensation awards granted to our NEOs in April 2008 consist of 55% performance-based restricted stock units and 45% time-based restricted stock units, each with a three-year vesting period, in the amounts set forth in the following table:

Name	Performance-Based Restricted Stock Units	Time-Based Restricted Stock Units	Total Equity Value (on Grant Date)
Edward J. Heffernan	102,752	84,070	$10,484,451
J. Michael Parks	102,752	84,070	$10,484,451
John W. Scullion	102,752	84,070	$10,484,451
Ivan M. Szeftel	102,752	84,070	$10,484,451
Dwayne H. Tucker	59,939	49,041	$ 6,115,958

Each of Messrs. Heffernan, Parks, Scullion and Szeftel were awarded identical long-term equity compensation under the private-equity based model as they were deemed to either be the principal decision makers or leaders of a business unit whose contributions were instrumental in either the overall strategy and performance of that business unit or the business as a whole. Mr. Tucker's long-term equity compensation award reflects the importance of his contribution as a member of our executive committee of management and his involvement in certain of our high profile transactions.

The average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant is utilized as the basis for determining the specific number of either time-based or performance-based restricted stock or restricted stock unit awards. We granted restricted stock awards under our equity plans through February 2006 and have granted exclusively restricted stock unit awards since that time, and we do not anticipate granting restricted stock awards in the future.

Time-based restricted stock and time-based restricted stock unit awards granted to our executive officers typically vest ratably over a three year period. The performance-based restricted stock units granted in 2008 are scheduled to vest as to 33% of the awards in each of February 2009 and 2010, and on 34% of the awards in February 2011, provided that (1) the executive officer is employed by us at each such time and (2) we meet pre-determined operating cash flow targets for the applicable performance period. The three performance periods are April 1, 2008 to December 31, 2008, January 1, 2009 to December 31, 2009 and January 1, 2010 to December 31, 2010; the applicable operating cash flow targets are $477 million, $725 million and $823 million, respectively. In the event that our operating cash flow for any of the three individual performance periods is less than the operating cash flow target for such performance period, each a shortfall period, but we still meet or exceed the cumulative three-period operating cash flow target of $2,025 million, the awards will vest in February 2011 for those performance-based restricted stock units associated with any previous shortfall period. The performance-based restricted stock unit award for the 2008 performance period vested in February 2009 based on achievement of operating cash flow of $497.9 million for that period.

Stock option and restricted stock unit awards granted in 2006 and 2007 were also granted pursuant to the 2005 Long Term Incentive Plan. The exercise price for stock options granted in 2006 and 2007 is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options vest ratably over three years and expire ten years after the date of grant, if unexercised. The first tranche of stock options granted in 2006 vested on February 13, 2007; the first tranche of stock options granted in 2007 vested on February 21, 2008 and the second tranche of stock options granted in 2006 vested on February 13, 2008; and the second tranche of stock options granted in 2007 vested on February 21, 2009 and the third tranche of stock options granted in 2006 vested on February 13, 2009. Annual awards of time-based restricted stock units granted in 2006, 2007 and 2008 vest ratably over a three year period. The first tranche of time-based restricted stock units granted in 2006 vested on February 13, 2007; the first tranche of time-based restricted stock units granted in 2007 vested on February 21, 2008 and the second tranche of time-based restricted stock units granted in 2006 vested on February 13, 2008; and the first tranche of time-based restricted stock units granted in 2008 together with the second tranche of time-based restricted stock units granted in 2007 vested on February 23, 2009 and the third tranche of time-based restricted stock units granted in 2006 vested on February 13, 2009. The annual awards of performance-based restricted stock units granted in 2007 vested in February 2008 based on the cash EPS growth in 2007 with the number of shares ultimately received determined on a fixed scale with a minimum cash EPS growth rate of 10% necessary to receive a minimum 50% of the award, 18% cash EPS growth to receive 100% of the award, and at least 36% cash EPS growth to receive a maximum 200% of the award. These target growth rates were selected to emulate long-term historical S&P 500 performance at the 50th, 75th and 90th percentiles, respectively. For purposes of this calculation, cash EPS included stock-based compensation expense, net of tax. Based on our 2007 cash EPS growth of 20.9%, in February 2008 our NEOs received 111% of the annual performance-based restricted stock unit awards granted in 2007.

Special Awards

On January 31, 2007, the compensation committee and the board of directors approved a special award for certain of our NEOs and other executive officers, including Messrs. Heffernan, Scullion, Szeftel and Tucker, designed to retain and incent these NEOs and other executive officers, consistent with stockholder value, in recognition of our proven track record of success attributable to continuity in the executive leadership and the performance of those executive officers. This special award consists of 50% cash and 50% a fixed number of performance-based restricted stock units on a three-year, back-end loaded vesting schedule of 25%, 25% and 50%. The cash portion of this special award is governed by the Executive Annual Incentive Plan and the performance-based restricted stock unit portion of the special award is governed by the 2005 Long Term Incentive Plan, each as described above. The special awards are structured to meet the deductibility requirements of Internal Revenue Code Section 162(m).

The performance criterion to achieve full vesting of these special awards was meeting a 5% cash EPS growth hurdle, equating to at least $3.30 cash EPS for 2007, and such criterion was met. Therefore, the first 25% of this special award vested on February 21, 2008 and the second 25% vested on February 23, 2009.

The performance criteria used in determining the amount of each grant involved a target dollar value of each special award calculated as a percentage of three times one year's total target cash compensation (base salary plus target cash incentive compensation) for each individual. The compensation committee determined that business needs and other retention considerations warranted differentiating among the individuals receiving the special awards. The target dollar value (which was translated 50% into a fixed number of restricted stock units and 50% into a cash component) granted to each recipient officer was determined based on:

- the relative contributions of the individual to the Company's performance;
- the retention risk of the individual as a result of leadership transition issues, performance expectations associated with the Company's high-growth business model, outside demand for talent, wealth accumulation from vested equity, and the desire for portfolio diversification;

- parity issues; and
- leadership succession planning objectives and alternatives for the coming 36 months.

Based on management's recommendations and the compensation committee's consideration of the foregoing factors, the compensation committee deemed the following awards appropriate:

Name	# of Performance-Based Restricted Stock Units	Cash
Heffernan	20,966	$1,350,000
Scullion	13,395	$ 862,500
Szeftel	21,354	$1,375,000
Tucker	9,706	$ 625,000

Mr. Heffernan's special award of $2,700,000 was approximately 105% of three times his one year target total cash compensation of $2,520,000, based in large measure on performance against certain key performance objectives, specifically his leadership of significant strategic planning initiatives for the Company, as well as internal and external compensation parity issues. Mr. Szeftel's special award of $2,750,000 was approximately 90% of three times his one year target total cash compensation of $3,105,000, based primarily on his performance against the high-growth model for his line of business, including 10.5% revenue growth and 28% adjusted EBITDA growth over the prior year. Mr. Scullion's special award of $1,725,000 was approximately 50% of three times his one year target total cash compensation of $3,297,732, based primarily on his performance against the high-growth model for his line of business, including 28% revenue growth and 48.8% adjusted EBITDA growth over the prior year, but adjusted to account for the fact that he had responsibility for only a portion of the Marketing Services segment prior to his transition to the role of chief operating officer. Mr. Tucker's special award of $1,250,000 was approximately 50% of three times his one year target total cash compensation of $2,463,750, based primarily on the compensation committee's view of Mr. Tucker as an increased retention risk and the amount of Company equity owned by Mr. Tucker that had already vested, and therefore no longer served as a strong retention tool.

On December 21, 2007, the compensation committee approved special awards of time-based restricted stock units to Messrs. Heffernan, Pearson, Scullion and Szeftel, which awards vest three years from the date of grant. These special retention awards were made, in part, to facilitate these executive officers' required equity contributions in connection with the Merger, and were made in lieu of the typical annual award of long-term equity incentive compensation that would otherwise have been granted in February 2008. Due to the termination of the proposed Merger, these special awards were cancelled by our board of directors without vesting in April 2008.

Perquisites

With limited exceptions, the compensation committee's policy is to provide personal benefits and perquisites to our NEOs and other executive officers that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available in addition to those available to our other associates include enhanced life insurance, long-term disability benefits, an annual physical, company contributions to the Executive Deferred Compensation Plan, travel and related expenses for spouses in connection with company events, and in certain cases, commuting and living expenses. For additional information about the perquisites given to our NEOs in 2008, see the Summary Compensation Table.

Reasonability of Compensation

In determining appropriate compensation levels, during the course of 2008 the compensation committee reviewed all forms of executive compensation and balances in equity, retirement and nonqualified deferred compensation plans, including base salary, performance-based cash incentive compensation, long-term equity incentive awards, ratios of vested to unvested equity previously granted to our executive officers, realized stock option gains, realizable amounts from equity previously granted to our executive officers, the company's contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan and Executive Deferred Compensation Plan, life insurance and long-term disability premiums and the value of any perquisites received for the 2008 performance year. Based on company performance in 2008 and in prior years, and other applicable factors and known information, including the market data provided by our external compensation consultant, the compensation committee, and the board of directors with respect to the chief executive officer, have each determined that the total 2008 compensation paid to our executive officers was reasonable and not excessive. As previously reported, our fiscal year 2008 financial performance included year-over-year increases in revenue, adjusted EBITDA, operating EBITDA and cash earnings and double digit year-over-year increases in income from continuing operations, income from continuing operations per diluted share and cash earnings per diluted share despite the emergence of crises in the financial markets and the general economy in both the United States and globally in the second half of 2008. For 2008, neither base salaries for our NEOs nor their performance-based cash incentive compensation were targeted against survey companies due to the pending Merger as discussed under the caption "Base Salary." However, target total cash compensation (base salary plus target performance-based cash incentive compensation) averaged 89% of our targeted position at the 75th percentile. Target total direct compensation (base salary plus target performance-based cash incentive compensation plus target long-term equity incentive compensation) averaged 86% of our targeted position at the 75th percentile.

Tax Considerations

Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to each of certain executive officers of public companies. The compensation committee has considered these requirements and believes that the Executive Annual Incentive Plan and certain grants made under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the 2003 Long Term Incentive Plan and the 2005 Long Term Incentive Plan meet the requirement that they be "performance-based" and, therefore, compensation paid to our executive officers pursuant to the terms of these plans would generally be exempt from the limitations on deductibility. Our present intention is to comply with Section 162(m) unless the compensation committee determines that compliance in a particular instance would not be in our best interest.

Termination Following a Change in Control

We believe that executive performance generally may be hampered by distraction, uncertainty and other activities in the event of an actual or threatened change in control event. In order to reduce such adverse effects and encourage fair treatment of our NEOs and other executive officers in connection with any such change in control event, we entered into change in control agreements with our NEOs and several of our other executive officers in September 2003.

Qualifying Terminations

Payouts under the change in control agreement are triggered upon a qualifying termination, defined in the change in control agreement as: (1) termination by the executive officer for good reason within two years of a change in control event; or (2) termination of the executive officer by the company without cause within two years of a change in control event. With regard to Mr. Parks, termination for good reason or termination without cause can occur within three years of a change in control event. A termination of the executive officer's employment due to disability, retirement or death will not constitute a qualifying termination. We believe that this "double trigger" approach is appropriate, whereby an executive officer will only receive payout under a change in control agreement following both a change in control and a subsequent termination under the enumerated circumstances.

Pursuant to the change in control agreement, "cause" for termination includes: (1) material breach of an executive officer's covenants or obligations under any applicable employment agreement or offer letter or any other agreement for services or non-compete agreement; (2) continued failure after written notice from the company or any applicable affiliate to satisfactorily perform assigned job responsibilities or to follow the reasonable instructions of the executive officer's superiors, including, without limitation, the board of directors; (3) commission of a crime constituting a felony (or its equivalent) under the laws of any jurisdiction in which we or any of our applicable affiliates conducts business or other crime involving moral turpitude; or (4) material violation of any material law or regulation or any policy or code of conduct adopted by the company or engaging in any other form of misconduct which, if it were made public, could reasonably be expected to adversely affect the business reputation or affairs of the company or of an affiliate. The board of directors, in good faith, will determine all matters and questions relating to whether the executive officer has been discharged for cause. Pursuant to the change in control agreement, "good reason" for termination by the executive officer includes the occurrence of any of the following events, in each case without the executive officer's consent: (1) lessening of the executive officer's responsibilities; (2) a reduction of at least five percent in the executive officer's annual salary and/or incentive compensation; or (3) the company's requiring the executive officer to be based anywhere other than within 50 miles of the executive officer's place of employment at the time of the occurrence of the change in control, except for reasonably required travel to the extent substantially consistent with the executive officer's business travel obligations as in existence at the time of the change in control. If an executive is party to an employment agreement, offer letter or any other agreement for services with us that contains a definition for either "cause" or "good reason" and that agreement is in effect at the time of termination of employment, the definition in that agreement will prevail over the definition contained in the change in control agreement described here.

Payments and Benefits Following a Qualifying Termination

Upon a qualifying termination, the executive officer will be paid all earned and accrued salary due and owing to the executive officer, a pro-rata portion of the executive officer's target bonus, continued medical, dental and hospitalization coverage for a pre-determined period, as described below, other benefits due under benefit plans, all accrued and unpaid vacation and a severance amount. For Mr. Parks, the severance amount is equal to three times the sum of his current base salary and target cash incentive compensation, and for our other executive officers, the severance amount is equal to two times the sum of the executive officer's current base salary and target cash incentive compensation. Any severance amounts to which the executive officer is entitled will be paid in a lump sum within thirty days of execution by the executive officer of a general release. If an executive officer ceases to be actively employed following a change in control, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time.

After a qualifying termination, the executive officer and his or her dependents are eligible to receive equivalent medical, dental and hospitalization coverage and benefits as provided to the executive officer immediately prior to the change in control event or qualifying termination. For Mr. Parks, such coverage and benefits will continue for a period of 36 months following a qualifying termination, and for our other executive officers, for a period of 24 months following a qualifying termination. The change in control agreement further provides that if any payments or benefits that the executive officer receives are subject to the "golden parachute" excise tax imposed under Section 4999 of the Internal Revenue Code, the executive officer will be entitled to a "gross-up" payment so that the executive officer is placed in the same after-tax position as if no excise tax had been imposed.

Change of Control—Impact on Outstanding Equity

In the event of a change in control, all equity awards made to the executive officer that remain outstanding generally remain subject to the terms and conditions set forth in any governing plan or award documents applicable to the equity awards. Our equity plans provide that our board of directors may accelerate vesting of stock options and restricted stock or restricted stock units in the event of a change in control. Further, in the event of a qualifying termination within twelve months of a change in control event, all restrictions on stock options and restricted stock or restricted stock units will lapse. Stock options will be exercisable following a qualifying termination until the earlier of the end of the option term or the end of the one year period following a qualifying termination.

Other General Terms of the Change in Control Agreement

The change in control agreement provides a mechanism to resolve disputes, does not constitute a contract of employment, and automatically renews every three years unless we provide 90 days advance written notice of our intent to terminate. If an executive officer becomes entitled to a severance amount under a change in control agreement, such executive officer will not be entitled to severance payments under any other agreement or arrangement, including any employment agreement.

Termination for Cause—Impact on Outstanding Equity

Upon termination of an executive officer for cause, all unexercised options granted to the executive officer will immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability, but excluding a qualifying termination in connection with a change in control event, as described above, the executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to his or her termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination in connection with a change in control event, as described above.

Distribution of Deferred Compensation

If an executive officer ceases to be actively employed, retires or becomes disabled, he or she will receive the value of his or her deferred compensation account, if any, no earlier than six months following the end of the quarter in which the termination occurred, unless the executive officer dies before that time. In the event of termination due to death, the balance of the account will be distributed in one lump sum to the executive officer's designated beneficiary.

Plans or Agreements Governing Certain Elements of Executive Compensation

2005 Long Term Incentive Plan

The 2005 Long Term Incentive Plan provides for awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other performance-based awards to selected officers, associates, non-employee directors and consultants performing services for us or any of our affiliates. The 2005 Long Term Incentive Plan is an omnibus plan that gives us flexibility to adjust to changing market forces. The 2005 Long Term Incentive Plan was adopted by our board of directors on March 31, 2005 and approved by our stockholders on June 7, 2005. On June 13, 2005, we filed a Registration Statement on Form S-8, File No. 333-125770, with the SEC to register an additional 4,750,000 shares of common stock, par value $0.01 per share, that may be issued and sold under the 2005 Long Term Incentive Plan. As of December 31, 2008, as a result of grants made under all of our equity plans, there were 3,614,339 shares of common stock subject to outstanding options at a weighted average exercise price of $32.90, 1,736,700 shares of time-based restricted stock or time-based restricted stock units, and 1,817,190 shares of performance-based restricted stock or performance-based restricted stock units granted to associates.

The 2005 Long Term Incentive Plan is administered by the compensation committee, which has full and final authority to make awards, establish the terms thereof, and administer and interpret the 2005 Long Term Incentive Plan in its sole discretion unless authority is specifically reserved to the board of directors under the 2005 Long Term Incentive Plan, our certificate of incorporation or bylaws, or applicable law. Any action of the compensation committee with respect to the 2005 Long Term Incentive Plan will be final, conclusive and binding on all persons. The compensation committee may delegate certain responsibilities to our officers or managers. The board of directors may delegate, by a resolution adopted by the board of directors, authority to one or more of our officers to do one or both of the following: (1) designate the officers and employees who will be granted awards under the 2005 Long Term Incentive Plan; and (2) determine the number of shares subject to specific awards to be granted to such officers and employees.

The number of shares that may be delivered upon the exercise of incentive stock options may not exceed 4,000,000. During any calendar year no participant under the 2005 Long Term Incentive Plan may be granted awards of more than 500,000 shares of stock, subject to adjustments. We may reserve for the purposes of the 2005 Long Term Incentive Plan, out of our authorized but unissued shares of stock or out of shares of stock reacquired by us in any manner, or partly out of each, such number of shares of stock as shall be determined by the board of directors. In addition, any shares of stock that were not issued under our predecessor stock plans, including shares subject to awards that may have been forfeited under our predecessor stock plans, may be the subject of awards granted under the 2005 Long Term Incentive Plan. The maximum number of shares of stock available for awards shall be reduced by the number of shares in respect of which the award is granted or denominated. If any stock option is exercised by tendering shares either actually or by attestation, as full or partial payment of the exercise price, the maximum number of shares available shall be increased by the number of shares so tendered. Shares of stock allocable to an expired, canceled, settled or otherwise terminated portion of an award may again be the subject of awards granted thereunder. In addition, any shares of stock withheld for payment of taxes may be the subject of awards granted under this plan and the number of shares equal to the difference between the number of stock appreciation rights exercised and the number of shares delivered upon exercise shall again be available for awards. Upon termination of an executive officer for cause, all unexercised options granted to such executive officer shall immediately be forfeited. If an executive officer terminates employment for any other reason, including retirement, death or disability but excluding a qualifying termination following a change in control event, such executive officer may, for a limited time period, exercise those options that were exercisable immediately prior to such termination of employment. All unvested shares of restricted stock or restricted stock units granted to an executive officer will be forfeited upon that executive officer's termination of employment for any reason other than a qualifying termination following a change in control event. Additional information regarding change in control events is set forth under the caption "Potential Payments upon Termination or Change in Control."

The 2005 Long Term Incentive Plan provides for awards of incentive stock options to any person employed by us or by any of our affiliates. The exercise price for incentive stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. If an incentive stock option is granted to an employee who owns 10% or more of our common stock, the exercise price of that stock option may not be less than 110% of the fair market value of our common stock on the date of grant. The 2005 Long Term Incentive Plan also provides for awards of nonqualified stock options to any officers, employees, non-employee directors or consultants performing services for us or our affiliates. The exercise price for nonqualified stock options granted under the 2005 Long Term Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. Under the 2005 Long Term Incentive Plan, stock options generally vest one-third per year over three years and terminate on the tenth anniversary of the date of grant. The 2005 Long Term Incentive Plan gives our board of directors discretion to determine the vesting provisions of each individual stock option. In the event of a change in control, this plan provides that our board of directors may provide for accelerated vesting of stock options.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock or performance share awards with restrictions that may lapse over time or upon the achievement of specified performance targets. Restrictions may lapse separately or in such installments as the compensation committee may determine. A participant granted restricted stock or performance shares shall have the stockholder rights as may be set forth in the applicable agreement, including, for example, the right to vote the restricted stock or performance shares.

The compensation committee is authorized under the 2005 Long Term Incentive Plan to grant restricted stock unit awards. Until all restrictions upon restricted stock units granted to a participant shall have lapsed, the participant may not be a stockholder of us, nor have any of the rights or privileges of a stockholder of us, including rights to receive dividends and voting rights with respect to the restricted stock units. We will establish and maintain a separate account for each participant who has received an award of restricted stock units, and such account will be credited for the number of restricted stock units granted to such participant. Restricted stock unit awards granted under the 2005 Long Term Incentive Plan may vest at such time or times and on such terms and conditions as the compensation committee may determine. The agreement evidencing the award of restricted stock units will set forth any such terms and conditions. As soon as practicable after each vesting date of an award of restricted stock units, payment will be made in stock (based upon the fair market value of our common stock on the day all restrictions lapse).

The compensation committee is also authorized under the 2005 Long Term Incentive Plan to grant stock appreciation rights, known as SARs. The exercise price per SAR shall be determined by the compensation committee and may not be less than the fair market value of a share of stock on the date of grant. The full or partial exercise of SARs that provide for stock settlement shall be made only by a written notice specifying the number of SARs with respect to which the award is being exercised. Upon the exercise of SARs, the participant is entitled to receive an amount in shares determined by multiplying (a) the appreciation value by (b) the number of SARs being exercised, minus the number of shares withheld for payment of taxes. The compensation committee may limit the number of shares that may be delivered with respect to any award of SARs by including such a limit in the agreement evidencing SARs at the time of grant.

Following certain significant corporate events, unusual and non-recurring corporate events or following changes in applicable laws, regulations or accounting principles, the compensation committee has the authority under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the compensation committee feels is appropriate. Further, the compensation committee may reduce payout amounts under performance-based awards if, in the discretion of the compensation committee, such a reduction is appropriate. The compensation committee may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing." Under both the 2005 Long Term Incentive Plan and the 2003 Long Term Incentive Plan, the compensation committee has the authority to cancel or require repayment of an award in the event a participant or former participant breaches any non-solicitation agreement entered into with the company. Under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan, the board of directors or delegated committee thereof has the right to amend any stock option or restricted stock or restricted stock unit award granted to a participant, in most cases subject to the participant's written consent.

Executive Annual Incentive Plan

Each covered employee (as defined in Section 162(m) of the Internal Revenue Code), executive officer that reports directly to our chief executive officer and any other key employees who are selected by our compensation committee may participate in the Executive Annual Incentive Plan. The Executive Annual Incentive Plan is administered by the compensation committee, which has full and final authority to: (1) select participants; (2) grant awards; (3) establish the terms and conditions of the awards; (4) notify the participants of such awards and the terms thereof; and (5) administer and interpret the Executive Annual Incentive Plan in its full discretion. The compensation committee may delegate certain responsibilities to our officers, one or more members of the compensation committee or the board of directors.

The compensation committee will establish the performance target(s) for each performance award, consisting of one or more business criteria permitted as performance measures, one or more target levels of performance with respect to each such performance measure, and the amount or amounts payable or other rights that the participant will be entitled to upon achievement of such target levels of performance. More than one performance target may be incorporated into an award, in which case achievement with respect to each performance target may be assessed individually or in combination with each other. Performance targets shall be objective and shall otherwise meet the requirements of Section 162(m) of the Internal Revenue Code. Performance targets may differ for performance awards granted to any one participant or to different participants. No participant may be granted awards in excess of $5.0 million in any calendar year.

Under the Executive Annual Incentive Plan, the compensation committee has the authority to reduce or eliminate an award to a participant after a termination or a reduction in duties and may adjust performance targets or awards to take into account certain significant corporate events or in response to changes in relevant accounting or other rules and regulations. Further, the board of directors or the compensation committee, if so designated by the board of directors, has authority to amend, modify or suspend the Executive Annual Incentive Plan and the terms and provisions of any award granted thereunder that has not yet been paid. No such changes were made to any awards granted to our executive officers with respect to the 2008 performance year.

Under Section 409A of the Internal Revenue Code, certain awards granted under the Executive Annual Incentive Plan could be determined to be deferred compensation and subject to a 20% excise tax if the terms of the awards do not meet the requirements of Section 409A of the Internal Revenue Code and any regulations or guidance issued thereunder. To the extent applicable, the Executive Annual Incentive Plan is intended to comply with Section 409A of the Internal Revenue Code. To that end, the compensation committee will interpret and administer the Executive Annual Incentive Plan in accordance with Section 409A of the Internal Revenue Code. In addition, any Executive Annual Incentive Plan provision that is determined to violate the requirements of Section 409A of the Internal Revenue Code will be void and without effect, and any provision that Section 409A of the Internal Revenue Code requires that is not expressly set forth in the Executive Annual Incentive Plan will be deemed to be included in the Executive Annual Incentive Plan, and the Executive Annual Incentive Plan will be administered in all respects as if any such provision were expressly included in the Executive Annual Incentive Plan. In addition, the timing of payment of certain awards will be revised as necessary for compliance with Section 409A of the Internal Revenue Code. The compensation committee will establish the duration of each performance period at the time that it sets the performance targets applicable to that performance period. Performance period shall mean a calendar year or such shorter or longer period as designated by the compensation committee.

Executive Deferred Compensation Plan

We adopted an amended and restated Executive Deferred Compensation Plan in December 2007, to be effective as of January 1, 2008. Our original Executive Deferred Compensation Plan was adopted in December 2004 as a successor to our former Supplemental Executive Retirement Plan, a substantially similar deferred compensation plan. The purpose of the Executive Deferred Compensation Plan is to help participants maximize their pre-tax savings and company contributions that are otherwise restricted due to tax limitations. To be eligible to participate in the Executive Deferred Compensation Plan, an individual must: (1) be a regular, full-time U.S. employee of ADS Alliance Data Systems, Inc., one of our wholly owned subsidiaries; (2) receive a base salary equal to or greater than $150,000 on an annual basis, or have received total compensation on an annual basis of at least $170,000 as of December 31, 2003 and have not fallen below that amount in any subsequent year; and (3) be a participant in the Alliance Data Systems 401(k) and Retirement Savings Plan. The Executive Deferred Compensation Plan allows the participant to contribute:

- up to 50% of eligible compensation on a pre-tax basis;
- any pre-tax 401(k) contributions that would otherwise be returned because of reaching the statutory limit under Section 415 of the Internal Revenue Code; and
- any retirement savings plan contributions for compensation in excess of the statutory limits.

At the time of enrollment, a participant may direct the company to withhold a percentage of the participant's base salary and also, provided the enrollment is effective no later than April 1st of the applicable year, the performance-based cash incentive compensation earned for services performed in the year but paid in the following year. The percentage selected for each type of compensation is determined by the participant and may be any whole number percentage up to 50%. A participant may not revoke, change or terminate an election to make contributions to the Executive Deferred Compensation Plan at any time following the end of the applicable enrollment period. In addition, we will allocate to the participant any contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that would otherwise have been returned to the participant as a result of the limit imposed by the Internal Revenue Code on such 401(k) contributions. This allocation includes non-matching retirement contributions and discretionary profit-sharing contributions to the Alliance Data Systems 401(k) and Retirement Savings Plan that were similarly restricted. Loans are not available under the Executive Deferred Compensation Plan. Contributions made under the Executive Deferred Compensation Plan are unfunded and subject to the claims of our creditors, with participants having the status of an unsecured creditor with respect to our obligation to make benefit payments.

Each participant is 100% vested in his or her own contributions. A participant becomes 100% vested in the retirement savings plan contributions after achieving three years of vesting service under the Alliance Data Systems 401(k) and Retirement Savings Plan. In the event of a change in control, as defined under the Executive Deferred Compensation Plan, participants will be 100% vested in their retirement savings plan contributions, and we will establish a rabbi trust to which we will contribute sufficient assets to fully fund all accounts under the Executive Deferred Compensation Plan. The assets in the rabbi trust will remain subject to the claims of our creditors. Account balances accrue interest at a rate that is established and adjusted periodically by the committee of management that administers the Executive Deferred Compensation Plan.

A participant who is actively employed generally may not withdraw or otherwise access any amounts credited under the Executive Deferred Compensation Plan. However, at the time a participant elects to make elective contributions, that participant may elect to have all contributions made pursuant to that election for that year distributed as of January 1 of any subsequent year, subject however, to any restriction imposed under Internal Revenue Code Section 409A. The distribution shall be made within 60 days of January 1 of the specified year or, if earlier, the date required in the event of cessation of employment, retirement or disability, as described below. Furthermore, amounts may be withdrawn in the event of an "unforeseeable emergency," within the meaning of Internal Revenue Code Section 409A(a)(2)(B)(ii). Any such early withdrawal must be approved by the committee of management administering the Executive Deferred Compensation Plan and may not exceed the amount necessary to meet the emergency, taking into account other assets available to the participant, as well as any taxes incurred as a result of the distribution. If the committee of management administering the Executive Deferred Compensation Plan approves a distribution on this basis, the distribution shall be made as soon as practicable thereafter; and the participant's right to make elective contributions shall be suspended until the first day of the following year, subject to enrollment procedures. If a participant ceases to be actively employed, retires or becomes disabled, the participant will receive the value of his or her account within 90 days after he or she became eligible for the distribution unless the participant is a "specified participant" under Internal Revenue Code Section 409A, in which case the distribution will be paid on the date that is six months and one day after the date of separation, unless the "specified participant" dies before that time. Under current Internal Revenue Code Section 409A, each of our NEOs is considered a "specified participant." In the event of termination due to death, the balance of the account will be distributed in one lump sum to the participant's designated beneficiary within 90 days after the date of the participant's death. A distribution from the Executive Deferred Compensation Plan is taxed as ordinary income and is not eligible for any special tax treatment. The Executive Deferred Compensation Plan is designed and administered to comply with the Internal Revenue Code Section 409A regulations.

Alliance Data Systems 401(k) and Retirement Savings Plan

The Alliance Data Systems 401(k) and Retirement Savings Plan is a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986. Contributions made by associates or by us to the 401(k) and Retirement Savings Plan, and income earned on these contributions, are not taxable to associates until withdrawn from the 401(k) and Retirement Savings Plan. The 401(k) and Retirement Savings Plan covers U.S. employees, who are at least 21 years old, of ADS Alliance Data Systems, Inc., one of our wholly-owned subsidiaries, and any other subsidiary or affiliated organization that adopts this 401(k) and Retirement Savings Plan. In addition, seasonal or "on-call" associates must complete a year of eligibility service before they may participate in the 401(k) and Retirement Savings Plan. We, and all of our U.S. subsidiaries, are currently covered under the 401(k) and Retirement Savings Plan.

We amended our 401(k) and Retirement Savings Plan effective January 1, 2004 to better benefit the majority of our associates. The new 401(k) and Retirement Savings Plan is an IRS approved safe harbor plan design that eliminates the need for most discrimination testing. Eligible associates can participate in the 401(k) and Retirement Savings Plan immediately upon joining us and after six months of employment begin receiving company matching contributions. On the first three percent of savings, we match dollar-for-dollar. An additional fifty cents for each dollar an associate contributes is matched for savings of more than three percent and up to five percent of pay. All company matching contributions are immediately vested. In addition to the company match, we may make an additional annual contribution based on our profitability. This contribution, subject to board of director approval, is based on a percentage of pay and is subject to a separate three-year vesting schedule.

In 2006, 2007 and 2008, we made regular matching contributions under the 401(k) and Retirement Savings Plan as described in the preceding paragraph, and an additional discretionary contribution was approved by our board of directors in an amount equal to approximately 2.2%, 1.65% and 1.27%, respectively, of the participant's compensation (as defined in the 401(k) and Retirement Savings Plan) during the 2006, 2007 and 2008 plan year, which amount may be integrated with the Social Security wage base to the extent permitted under Section 401(l) of the Code. The discretionary contribution vests in full upon achieving three years of service for participants with less than three years of service. All of these contributions vest immediately if the participating associate attains age 65, becomes disabled, dies or if the 401(k) and Retirement Savings Plan terminates.

On July 20, 2001, we registered 1,500,000 shares of our common stock for issuance in accordance with our 401(k) and Retirement Savings Plan pursuant to a Registration Statement on Form S-8, File No. 333-65556. As of March 31, 2009, 929,958 of such shares remain available for issuance.

Employment Agreements

We generally do not enter into employment agreements with our associates. However, in connection with some of our acquisitions we have entered into agreements with selected key individuals to ensure the success of the integration of the acquisition and long-term business strategies. Further, we previously entered into employment agreements with Messrs. Parks, Scullion and Szeftel, as described below, to ensure retention throughout the early stages of our growth. The terms of the employment agreements with Messrs. Parks and Scullion have been superseded by the transition agreement with respect to Mr. Parks and the separation agreement with respect to Mr. Scullion, which agreements are described below. The employment agreement with Mr. Szeftel is generally no longer applicable except for certain severance or benefits in the event of a termination other than a qualifying termination following a change in control, as set forth in the tables below under the caption "Potential Payments upon Termination or Change in Control" as of December 31, 2008. The superseded employment agreements with each of Messrs. Parks and Scullion are summarized here to set forth certain severance or benefits in the event of a termination other than a qualifying termination following a change in control, as set forth in the tables below under the caption "Potential Payments upon Termination or Change in Control," as of December 31, 2008.

J. Michael Parks. We entered into an employment agreement with Mr. Parks effective March 10, 1997 pursuant to which he served as chairman of the board of directors and chief executive officer. The agreement provided that Mr. Parks would receive a minimum annual base salary of $475,000 and an annual incentive bonus of $400,000 for fiscal year 1997, based on the achievement of our financial goals, with a bonus of $100,000 guaranteed for the first two years. Under the agreement, we granted Mr. Parks options to purchase 333,332 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Additionally, Mr. Parks was to be entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other employee benefits as provided to our other executive officers. This agreement was terminated effective March 27, 2009 by the terms of the Transition Agreement entered into with Mr. Parks in connection with the leadership succession plan, the terms of which are described below under the caption "Transition Agreement."

John W. Scullion. We entered into an employment agreement with Mr. Scullion effective September 7, 1993 pursuant to which he originally served as vice president of finance and planning and chief financial officer for our LoyaltyOne, Inc. subsidiary, prior to the time we acquired LoyaltyOne, Inc. The agreement provided that Mr. Scullion would receive a minimum annual base salary of $160,000 and an annual incentive bonus equal to 25% of his base salary, based on the achievement of certain financial goals. Additionally, Mr. Scullion was granted a $500 per month automobile allowance and certain other immaterial benefits. This agreement was terminated effective March 24, 2009 by the terms of the Separation Agreement and General Release of Claims entered into with Mr. Scullion in connection with the leadership succession plan, the terms of which are described below under the caption "Separation Agreement."

Ivan M. Szeftel. We entered into an employment agreement with Mr. Szeftel dated May 4, 1998 pursuant to which he serves as the president of our retail services business. The agreement provides that Mr. Szeftel is entitled to receive a minimum annual base salary of $325,000, subject to increases based on annual reviews. Under the agreement, we granted Mr. Szeftel options to purchase 111,111 shares of our common stock at an exercise price of $9.00 per share, all of which have been exercised. Mr. Szeftel is entitled to participate in our 401(k) and Retirement Savings Plan, our Executive Annual Incentive Plan and any other benefits as provided to our other executive officers.

Transition Agreement

We entered into a transition agreement with Mr. Parks on March 27, 2009, pursuant to which Mr. Parks agreed to continue as an executive officer and a member of our executive committee of management through November 30, 2010.

The transition agreement provides that for 2009, Mr. Parks will be paid an annual base salary at the rate of $889,200, with a non-equity incentive plan compensation target payout of 125% of base salary, where 50% of such target award is contingent on the Company meeting a 2009 operating cash flow target of $604 million and 50% is contingent on the Company meeting a 2009 cash EPS target of $5.15 (as such metrics have been defined by the board of directors) to be paid in February 2010 when non-equity incentive plan compensation is paid to our executive committee of management. Actual payout of the non-equity incentive plan compensation will be based on a predetermined scale applicable to each target, ranging from 25% payout (for operating cash flow) or 50% (for cash earnings per share) when a minimum percentage of the target is met, 100% payout when 100% of the target is met and a maximum 200% payout when the target is exceeded. For the period January 1, 2010 through November 30, 2010, Mr. Parks will be paid annual compensation of $842,000. From January 1, 2009 through November 30, 2010, Mr. Parks will receive all perquisites he received during 2008 as our chief executive officer and will continue to be eligible to participate in all benefit plans in which he could participate during 2009.

The transition agreement also imposes confidentiality, non-solicitation and non-competition restrictions and other restrictive covenants on Mr. Parks through November 30, 2014, or such later date that is four years after Mr. Parks ceases to be a director of the Company, in exchange for (a) a cash payment in February 2011 targeted at $877,500, with 50% of such target payment tied to a 2010 operating cash flow target and 50% tied to a 2010 cash earnings per share target, each to be defined and established by the board of directors for purposes of determining non-equity incentive plan compensation for the Chief Executive Officer and our executive committee of management for the year 2010, with actual payout based on a predetermined scale, and (b) a grant of 52,000 time-based restricted stock units, 50% of which will vest on March 1, 2011 and 50% of which will vest on March 1, 2012.

Any time-based restricted stock and time-based restricted stock units scheduled to vest prior to March 31, 2012 will continue to vest on their existing schedule through March 31, 2012. Any time-based restricted stock or time-based restricted stock units granted prior to March 31, 2009 that are unvested as of March 31, 2012 will be forfeited. Any restricted stock or restricted stock units for which performance restrictions have not been met as of March 31, 2012 will be forfeited. Mr. Parks' options to acquire shares of the Company's common stock that are or will become vested on or prior to November 30, 2010 shall be exercisable until the later of March 31, 2012 or the date following Mr. Parks' termination of service on the board of directors, as specified in the Company's long-term equity incentive compensation plans, in each case subject to expiration. Any options that are unvested as of November 30, 2010 will be forfeited.

Mr. Parks' employment agreement, effective March 10, 1997, and all previously existing non-compete, non-solicitation and confidentiality obligations are superseded by the transition agreement, but Mr. Parks' existing change in control severance protection agreement, effective September 25, 2003, remains in full force and effect pursuant to the terms thereof. We will also provide each of Mr. Parks and his spouse fully paid health benefits through age 65.

Beginning in June 2011, Mr. Parks will be entitled to receive compensation as a non-employee director of the board of directors, as such compensation is determined from time to time by the board of directors.

Separation Agreement

We entered into a separation agreement and general release of claims with Mr. Scullion dated March 24, 2009. Pursuant to the separation agreement, it was agreed that Mr. Scullion's expatriate assignment pursuant to a Secondment Agreement between LoyaltyOne, Inc. and Alliance Data Systems Corporation ended on February 25, 2009, after which Mr. Scullion was notified, pursuant to Canadian law, that his employment would terminate effective May 1, 2009.

The separation agreement provides that Mr. Scullion will receive a total of 104 weeks of severance pay, based on his current annual base salary of $790,116 CAD, payable in fifty-two bi-weekly payroll cycles, commencing on May 2, 2009 (the "Severance Period"), categorized as follows: (1) in consideration for releasing us and our subsidiaries and affiliates from any liability connected with Mr. Scullion's employment and agreeing not to contest non-competition, non-solicitation, confidentiality and other covenants contained in the separation agreement, Mr. Scullion will receive twenty (20) weeks of his current base salary ("Release Payment"); and (2) in consideration of the agreements and promises made by Mr. Scullion not to compete, solicit or disclose confidential information, Mr. Scullion will receive eighty-four (84) weeks of his current base salary. In addition, Mr. Scullion will receive two times his target incentive compensation, which incentive compensation equals 125% of his 2008 base salary, payable in forty-two bi-weekly installment payments commencing on the first payroll cycle after the Release Payment has been paid in full. All payments will be made in Canadian dollars. In addition, any vested stock options and stock options which vest on or prior to October 31, 2010 will be exercisable until October 31, 2010. And, time-based restricted stock and time-based restricted stock units which are unvested as of May 1, 2009 will continue to vest during the Severance Period, but any such time-based restricted stock or time-based restricted stock units that are unvested as of the expiration of the Severance Period will be forfeited. Any performance-based restricted stock units for which performance restrictions have not been met as of May 1, 2009 will be forfeited.

Indemnification Agreements

We have entered into indemnification agreements with each of our NEOs and other executive officers so that they may serve the company without undue concern for their protection in connection with their services.

Under these indemnification agreements, if a current or former executive officer is made a party or is threatened to be made a party, as a witness or otherwise, to any threatened, pending or completed action, suit, inquiry or other proceeding by reason of any action or inaction on his part while acting on behalf of the company, the board of directors may approve payment or reimbursement of properly documented expenses, including judgments, fines, penalties, attorneys' fees and other costs reasonably incurred by the executive officer in connection with such proceeding, to the extent not paid by applicable insurance policies. This indemnification only applies to the extent permitted by Delaware general corporation law, and the company will not be liable for damages or judgments: (1) based upon or attributable to the executive officer gaining any personal profit or advantage to which the executive officer was not legally entitled; (2) with respect to an accounting of profits made from the purchase or sale by the executive officer of securities of the company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended; or (3) resulting from an adjudication that the executive officer committed an act of active and deliberate dishonesty with actual dishonest purpose and intent, which act was material to the cause of action adjudicated.

Non-GAAP Performance Measures for 2008

As described above, certain performance-based compensation for 2008 was dependent, in part, upon the attainment of operating cash flow and cash EPS targets as defined herein. Operating cash flow is a non-GAAP financial measure equal to operating EBITDA minus capital expenditures. Operating EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense-net, gain/loss on the sale of assets-net, merger and other costs, depreciation and other amortization and amortization of purchased intangibles plus the change in deferred revenue and the change in redemption settlement assets, as adjusted for foreign currency changes. Cash earnings is a non-GAAP financial measure equal to income/(loss) from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, amortization of purchased intangibles, (gain)/loss on the sale of assets, merger and other costs, adjusted for the related income tax benefit or expense for these non-GAAP measure adjustments. Cash EPS represents cash earnings divided by the weighted average diluted shares outstanding.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

The following tables and accompanying narratives set forth the compensation paid to our chief executive officer, chief financial officer and the next three most highly paid executive officers for the fiscal years ended December 31, 2006, 2007 and 2008.

Summary Compensation Table

Name and Principal Position[(1)]	Year	Salary ($)[(2)]	Bonus ($)[(3)]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[(4)]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[(5)]	Total ($)
J. Michael Parks	2008	$936,000	$128,606	$3,383,659	$ 781,814	$1,286,064	$104,244	$ 62,477	$6,682,863
Chairman of the Board	2007	$900,000	$100,000	$2,351,484	$1,094,290	$1,635,863	$ 29,282	$ 64,857	$6,175,776
of Directors and Chief Executive Officer	2006	$840,000	—	$2,784,859	$1,335,655	$1,572,196	$ 25,796	$ 75,907	$6,634,413
John W. Scullion[(6)]	2008	$674,291	$ 41,820	$3,316,374	$ 364,997	$ 836,402	—	$212,136	$5,446,020
President and Chief	2007	$774,435	$134,316	$1,399,380	$ 596,156	$1,343,162	—	$306,594	$4,554,043
Operating Officer	2006	$549,622	$ 91,296[(7)]	$1,395,903	$ 606,367	$ 792,180	—	$ 58,108	$3,493,476
Ivan M. Szeftel	2008	$494,000	$ 14,939	$3,431,529	$ 345,890	$ 298,771	$ 40,016	$ 90,558	$4,715,702
Executive Vice	2007	$475,000	$ 75,560	$1,660,552	$ 485,839	$ 755,606	$ 9,593	$ 94,272	$3,556,422
President and President, Retail Credit Services	2006	$460,000	$ 66,066	$1,532,637	$ 538,998	$ 825,844	$ 6,831	$ 96,088	$3,526,464
Edward J. Heffernan	2008	$442,000	$ 51,011	$3,344,678	$ 272,641	$ 510,098	$ 31,337	$ 62,371	$4,714,136
Executive Vice	2007	$425,000	$ 63,189	$1,462,321	$ 371,946	$ 631,890	$ 6,675	$ 49,079	$3,010,100
President and Chief Financial Officer	2006	$400,000	$ 56,579	$1,170,508	$ 408,828	$ 628,650	$ 4,086	$ 48,828	$2,714,479
Dwayne H. Tucker	2008	$390,000	$ 24,114	$1,940,144	$ 250,919	$ 482,274	$ 45,181	$126,585	$3,259,217
Executive Vice	2007	$375,000	$ 45,140	$1,152,332	$ 360,234	$ 451,406	$ 11,502	$143,222	$2,538,836
President, Human Resources	2006	$365,000	$ 20,224	$1,243,090	$ 413,993	$ 334,020	$ 7,663	$155,469	$2,539,459

(1) Pursuant to a leadership succession plan approved by our board of directors, effective March 1, 2009, J. Michael Parks, who formerly served as our chairman of the board of directors and chief executive officer, now serves as our chairman of the board of directors; Edward J. Heffernan, who formerly served as our executive vice president and chief financial officer, now serves as our president and chief executive officer; Michael D. Kubic now serves as interim chief financial officer in addition to senior vice president, corporate controller and chief accounting officer; and John W. Scullion no longer serves as our president and chief operating officer.

(2) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. In 2008, $39,520 was deferred by Mr. Szeftel, $79,560 was deferred by Mr. Heffernan, and $78,000 was deferred by Mr. Tucker; in 2007, $47,501 was deferred by Mr. Szeftel, $63,750 was deferred by Mr. Heffernan and $56,250 was deferred by Mr. Tucker; in 2006, $26,892 was deferred by Mr. Szeftel, $95,133 was deferred by Mr. Heffernan and $49,000 was deferred by Mr. Tucker.

(3) Amounts in this column represent discretionary increases to Non-Equity Incentive Plan Compensation granted to the executive officers by the chief executive officer, in his sole discretion, and with regard to the chief executive officer, discretionary increases to Non-Equity Incentive Plan Compensation granted by the board of directors, in their sole discretion.

(4) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan. In 2008, $23,902 was deferred by Mr. Szeftel, $91,818 was deferred by Mr. Heffernan, and $241,137 was deferred by Mr. Tucker; in 2007, $83,117 was deferred by Mr. Szeftel and $104,262 was deferred by Mr. Heffernan; in 2006, $71,352 was deferred by Mr. Szeftel, $82,227 was deferred by Mr. Heffernan and $177,122 was deferred by Mr. Tucker.

(5) See the All Other Compensation table below for further information regarding amounts included in this column.

(6) Amounts included for Mr. Scullion are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. To convert the amounts paid to US Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2008 amounts, an exchange rate of 0.8218 US Dollars per Canadian Dollar; for 2007 amounts, an exchange rate of 1.01936 US Dollars per Canadian Dollar; and for 2006 amounts, an exchange rate of 0.86169 US Dollars per Canadian Dollar).

(7) This amount includes $20,000 granted to Mr. Scullion commensurate with his appointment as President and Chief Operating Officer in October 2006, before his compensation was increased.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal years ended

December 31, 2006, 2007 and 2008 of awards of stock options and restricted stock or restricted stock units to each of the NEOs calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), and were calculated using certain assumptions, as set forth in Note 14 to our audited financial statements for the fiscal year ended December 31, 2008, included in our Annual Report on Form 10-K, filed with the SEC on March 2, 2009. These amounts reflect our accounting expense, and may not correspond to the actual value that will be realized by the NEOs. To see the value of awards made to the NEOs in 2008, see the Fiscal Year 2008 Grants of Plan Based Awards table below. Awards included in the Stock Awards and Option Awards columns were granted pursuant to the 2005 Long Term Incentive Plan.

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned and paid to each NEO in February 2007, 2008 and 2009 for 2006, 2007 and 2008 performance, respectively, under the Executive Annual Incentive Plan. For the 2008 performance year, these amounts are the actual amounts earned under the awards described in the Fiscal Year 2008 Grants of Plan-Based Awards table. These payout amounts were computed in accordance with the pre-determined formula for the calculation of performance-based cash incentive compensation and the applicable weightings as set forth above in the Compensation Discussion and Analysis.

The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan, as described below following the Nonqualified Deferred Compensation table. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 12.0% and 8.0% annual interest rate credited by the company on contributions for the periods from January 1, 2008 to June 30, 2008 and July 1, 2008 to December 31, 2008, respectively.

All Other Compensation

Name	Year	Registrant Contributions to 401(k) and Retirement Savings Plan	Registrant Contributions to Executive Deferred Compensation Plan	Life Insurance Premiums	Medical and Dental Insurance Premiums	Disability Insurance Premiums	Other	Perquisites and Personal Benefits
J. Michael Parks	2008	$16,456	$25,575	$786	$ 9,212	$ 83	—	$ 10,364[(1)]
	2007	$ 9,000	$34,693	$570	$ 11,139	$ 1,800	—	$ 7,655
	2006	$16,031	$34,619	$130	$ 10,722	$ 150	—	$ 14,255
John W. Scullion[(2)] ...	2008	—	—	—	$ 68,407[(3)]	$ 9,281[(4)]	$115,982[(5)]	$ 18,466[(6)]
	2007	—	—	—	$141,468	$11,009	$134,186	$ 19,931
	2006	—	—	$ 18	$ 24,875	$10,039	—	$ 23,176
Ivan M. Szeftel	2008	$15,715	$25,575	$415	$ 15,550	$ 344	—	$ 32,960[(7)]
	2007	$ 9,000	$34,693	$652	$ 10,999	$ 1,800	—	$ 37,128
	2006	$16,031	$29,483	$607	$ 10,588	$ 150	—	$ 39,229
Edward J. Heffernan ..	2008	$15,574	$25,575	$371	$ 15,550	$ 344	—	$ 4,958[(8)]
	2007	$ 9,000	$24,739	$583	$ 10,999	$ 1,800	—	$ 1,958
	2006	$16,031	$20,093	$528	$ 10,068	$ 150	—	$ 1,958
Dwayne H. Tucker ...	2008	$15,660	$ 8,939	$328	$ 15,178	$ 344	—	$ 86,137[(9)]
	2007	$ 9,000	$24,662	$515	$ 10,619	$ 1,800	—	$ 96,626
	2006	$16,031	$12,680	$483	$ 10,202	$ 150	—	$115,923

(1) This amount includes $2,145 in supplemental life insurance premiums, $3,000 for an executive physical, personal use of a country club membership and $4,516 in travel and related expenses for his spouse in connection with company events.

(2) Amounts included for Mr. Scullion are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. To convert the amounts paid to US Dollars, we used the prevailing exchange rate as of the last business day of the applicable year (for 2008 amounts, an exchange rate of 0.8374 US Dollars per Canadian Dollar; for 2007 amounts, an exchange rate of 1.01936 US Dollars per Canadian Dollar, and for 2006 amounts, an exchange rate of 0.86169 US Dollars per Canadian Dollar).

(3) This amount includes medical and dental insurance premiums, $60,418 in required employer health tax, and a wellness program for emergency medical assistance outside of Canada.

(4) This amount includes both short-term and long-term disability insurance premiums.

(5) This amount represents travel insurance policies and $115,918 in reimbursements for US income taxes paid to Mr. Scullion and a corresponding gross-up to offset additional Canadian income taxes due from Mr. Scullion as a result of this payment. Because Mr. Scullion resides in Canada and has responsibilities in both Canada and the US, Mr. Scullion is subject to income taxes in both the US and Canada. Any credit received by Mr. Scullion against his Canadian income taxes as a result of this payment will be due and owing to us by Mr. Scullion.

(6) This amount includes $12,248 in supplemental life insurance premiums, $2,080 in company subsidized parking, personal use of a country club membership and $4,020 in travel and related expenses for his spouse in connection with company events. Each of these items were either reimbursed directly to Mr. Scullion or directly paid on behalf of Mr. Scullion.

(7) This amount includes $5,389 in supplemental life insurance premiums, an executive physical, $11,879 in commuting and housing expenses and travel and related expenses for his spouse in connection with company events. Each of these items were either reimbursed directly to Mr. Szeftel or directly paid on behalf of Mr. Szeftel.

(8) This amount represents $1,958 in supplemental life insurance premiums and $3,000 for an executive physical.

(9) This amount includes supplemental life insurance premiums, an executive physical, travel and related expenses for his spouse in connection with company events, use of a company vehicle, personal use of a country club membership, $8,586 in commuting expenses, $40,496 in housing expenses and $21,821 in tax reimbursements for housing expenses. Each of these items were either reimbursed directly to Mr. Tucker or directly paid on behalf of Mr. Tucker.

Fiscal Year 2008
Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the NEOs in 2008, including performance-based cash incentive compensation awards and restricted stock unit awards. Each award is shown separately for each NEO, with the corresponding vesting schedule for each equity award in the footnotes following this table.

Name	Grant Date	Date Authorized by the Board of Directors or Compensation Committee (relative to option awards)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-Lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Grant Date (relative to option awards)	Full Grant Date Fair Value of Equity Awards Granted in 2008
J. Michael Parks	4/28/08						102,752[3]						$5,810,626
J. Michael Parks	4/28/08						84,070[4]						$4,754,159
J. Michael Parks			$811,200	$1,248,000	$1,872,000								
John W. Scullion	4/28/08						102,752[5]						$5,810,626
John W. Scullion	4/28/08						84,070[5]						$4,754,159
John W. Scullion[7] ...			$527,571	$ 811,647	$1,217,471								
Ivan M. Szeftel	4/28/08						102,752[8]						$5,810,626
Ivan M. Szeftel	4/28/08						84,070[9]						$4,754,159
Ivan M. Szeftel			$404,586	$ 622,440	$ 933,660								
Edward J. Heffernan ..	4/28/08						102,752[10]						$5,810,626
Edward J. Heffernan ..	4/28/08						84,070[11]						$4,754,159
Edward J. Heffernan ..			$321,750	$ 495,000	$ 742,500								
Dwayne H. Tucker ...	4/28/08						59,939[12]						$3,389,550
Dwayne H. Tucker ...	4/28/08						49,041[13]						$2,773,269
Dwayne H. Tucker ...			$304,200	$ 468,000	$ 702,000								

(1) Awards shown in this column were granted pursuant to the Executive Annual Incentive Plan. Actual payout amounts of these awards have already been determined and were paid in February 2008, and are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) Full grant date fair value of equity awards granted in 2008 is computed in accordance with SFAS 123(R) and reflects the total amount of the award to be spread over the applicable vesting period. The amount recognized for financial reporting purposes under SFAS 123(R) of the target awards granted is included in the Stock Awards and Option Awards columns of the Summary Compensation Table.

(3) The award is for 102,752 shares of common stock represented by performance-based restricted stock units. On 2/23/09, based on the achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods, or the restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(4) The award is for 84,070 shares of common stock represented by time-based restricted stock units. The restrictions on 27,743 shares lapsed on 2/23/09, and the restrictions will lapse on 27,743 shares in February 2010 and on 28,584 shares in February 2011.

(5) The award is for 102,752 shares of common stock represented by performance-based restricted stock units. On 2/23/09, based on the achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods, or the restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(6) The award is for 84,070 shares of common stock represented by time-based restricted stock units. The restrictions on 27,743 shares lapsed on 2/23/09, and the restrictions will lapse on 27,743 shares in February 2010 and on 28,584 shares in February 2011.

(7) Amounts included for Mr. Scullion are shown in US Dollars but were paid to Mr. Scullion in Canadian Dollars. We used an exchange rate of 0.8218 US Dollars per Canadian Dollar, which was the prevailing exchange rate as of December 31, 2008, the last business day of the year, to convert the amounts paid to US Dollars.

(8) The award is for 102,752 shares of common stock represented by performance-based restricted stock units. On 2/23/09, based on the achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods, or the restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

Proxy

(9) The award is for 84,070 shares of common stock represented by time-based restricted stock units. The restrictions on 27,743 shares lapsed on 2/23/09, and the restrictions will lapse on 27,743 shares in February 2010 and on 28,584 shares in February 2011.

(10) The award is for 102,752 shares of common stock represented by performance-based restricted stock units. On 2/23/09, based on the achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods, or the restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(11) The award is for 84,070 shares of common stock represented by time-based restricted stock units. The restrictions on 27,743 shares lapsed on 2/23/09, and the restrictions will lapse on 27,743 shares in February 2010 and on 28,584 shares in February 2011.

(12) The award is for 59,939 shares of common stock represented by performance-based restricted stock units. On 2/23/09, based on the achievement of a corporate operating cash flow target for 2008, the restrictions on 19,779 shares lapsed. The restrictions may lapse on 19,780 shares in February 2010 and on 20,380 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods, or the restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(13) The award is for 49,041 shares of common stock represented by time-based restricted stock units. The restrictions on 16,183 shares lapsed on 2/23/09, and the restrictions will lapse on 16,184 shares in February 2010 and on 16,674 shares in February 2011.

Fiscal Year 2008
Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of stock options and restricted stock units by the NEOs. This table includes unexercised and unvested stock options and unvested restricted stock units. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options—Exercisable (#)	Number of Securities Underlying Unexercised Options—Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
J. Michael Parks	63,131			$ 9.90	5/6/09				
J. Michael Parks	230,000			$15.00	8/31/10				
J. Michael Parks	109,388			$12.00	6/7/11				
J. Michael Parks	106,203			$24.03	6/23/13				
J. Michael Parks	129,291			$31.38	2/2/14				
J. Michael Parks	58,626			$41.32	2/3/15				
J. Michael Parks	42,617	21,955[2]		$43.01	2/13/16				
J. Michael Parks	13,664	27,744[3]		$63.35	2/21/17				
J. Michael Parks						105,063[4]	$4,888,581		
J. Michael Parks						102,752[5]	$4,781,051		
John W. Scullion	53,334			$15.00	8/31/10				
John W. Scullion	35,723			$24.03	6/23/13				
John W. Scullion	34,735			$31.38	2/2/14				
John W. Scullion	20,872			$41.32	2/3/15				
John W. Scullion	24,691			$41.32	2/3/15				
John W. Scullion	19,985	10,296[6]		$43.01	2/13/16				
John W. Scullion	6,028	12,240[7]		$63.35	2/21/17				
John W. Scullion						93,587[8]	$4,354,603		
John W. Scullion						102,752[9]	$4,781,051		
John W. Scullion								10,047[10]	$467,487
Ivan M. Szeftel	52,001			$15.00	8/31/10				
Ivan M. Szeftel	42,528			$24.03	6/23/13				
Ivan M. Szeftel	42,103			$31.38	2/2/14				
Ivan M. Szeftel	27,113			$41.32	2/3/15				
Ivan M. Szeftel	19,706	10,153[11]		$43.01	2/13/16				
Ivan M. Szeftel	5,727	11,628[12]		$63.35	2/21/17				
Ivan M. Szeftel						93,267[13]	$4,339,714		
Ivan M. Szeftel						102,752[14]	$4,781,051		
Ivan M. Szeftel								16,016[15]	$745,224
Edward J. Heffernan ..	28,699			$24.03	6/23/13				
Edward J. Heffernan ..	34,735			$31.38	2/2/14				
Edward J. Heffernan ..	19,337			$41.32	2/3/15				
Edward J. Heffernan ..	14,178	7,304[16]		$43.01	2/13/16				
Edward J. Heffernan ..	5,023	10,200[17]		$63.35	2/21/17				
Edward J. Heffernan ..						91,467[18]	$4,255,960		
Edward J. Heffernan ..						102,752[19]	$4,781,051		
Edward J. Heffernan ..								15,725[20]	$731,684

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Dwayne H. Tucker ...	21,839			$15.00	8/31/10				
Dwayne H. Tucker ...	1			$12.00	6/7/11				
Dwayne H. Tucker ...	33,171			$24.03	6/23/13				
Dwayne H. Tucker ...	33,682			$31.38	2/2/14				
Dwayne H. Tucker ...	16,370			$41.32	2/3/15				
Dwayne H. Tucker ...	4,604			$40.82	3/31/15				
Dwayne H. Tucker ...	14,331	7,383[21]		$43.01	2/13/16				
Dwayne H. Tucker ...	4,119	8,364[22]		$63.35	2/21/17				
Dwayne H. Tucker ...						55,691[23]	$2,591,302		
Dwayne H. Tucker ...						59,939[24]	$2,788,962		
Dwayne H. Tucker ...								7,280[25]	$338,738

(1) Market values of the restricted stock unit awards shown in this table are based on the closing market price of our common stock as of December 31, 2008, which was $46.53, and assumes the satisfaction of the applicable vesting conditions.

(2) These 21,955 options subsequently vested on 2/13/09.

(3) 13,665 options subsequently vested on 2/21/09 and 14,079 options are scheduled to vest on 2/21/10.

(4) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 9,200 units on 2/13/09, on 5,808 units on 2/23/09 and on 27,743 units on 2/23/09; the restrictions are scheduled to lapse on 5,985 units on 2/21/10, on 27,743 units in February 2010 and on 28,584 units in February 2011.

(5) Stock units subject to performance-based restrictions. On 2/23/09, based on the company's achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(6) These 10,296 options subsequently vested on 2/13/09.

(7) 6,028 options subsequently vested on 2/21/09 and 6,212 options are scheduled to vest on 2/21/10.

(8) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 4,314 units on 2/13/09, on 2,562 units on 2/23/09, and on 27,743 units on 2/23/09; the restrictions are scheduled to lapse on 2,641 units on 2/21/10, on 27,743 units in February 2010, and on 28,584 units in February 2011.

(9) Stock units subject to performance-based restrictions. On 2/23/09, based on the company's achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(10) Stock units subject to performance-based restrictions. On 2/23/09, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 3,349 stock units. Subject to continued employment by Mr. Scullion on the remaining vesting date, the restrictions are scheduled to lapse on the remaining 6,698 stock units in February 2010.

(11) These 10,153 options subsequently vested on 2/13/09.

(12) 5,727 options subsequently vested on 2/21/09 and 5,901 options are scheduled to vest on 2/21/10.

(13) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 4,254 units on 2/13/09, on 2,434 units on 2/23/09 and on 27,743 units on 2/23/09; the restrictions are scheduled to lapse on 2,509 units on 2/21/10, on 27,743 units in February 2010 and on 28,584 units in February 2011.

(14) Stock units subject to performance-based restrictions. On 2/23/09, based on the company's achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(15) Stock units subject to performance-based restrictions. On 2/23/09, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 5,339 stock units. Subject to continued employment by Mr. Szeftel on the remaining vesting date, the restrictions are scheduled to lapse on the remaining 10,677 stock units in February 2010.

(16) These 7,304 options subsequently vested on 2/13/09.

(17) 5,024 options subsequently vested on 2/21/09 and 5,176 options are scheduled to vest on 2/21/10.

(18) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 3,061 units on 2/13/09, on 2,135 units on 2/23/09 and on 27,743 units on 2/23/09; the restrictions are scheduled to lapse on 2,201 units on 2/21/10, on 27,743 units in February 2010 and on 28,584 units in February 2011.

(19) Stock units subject to performance-based restrictions. On 2/23/09, based on the company's achievement of a corporate operating cash flow target for 2008, the restrictions on 33,908 shares lapsed. The restrictions may lapse on 33,908 shares in February 2010 and on 34,936 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(20) Stock units subject to performance-based restrictions. On 2/23/09, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 5,242 stock units. Subject to continued employment by Mr. Heffernan on the remaining vesting date, the restrictions are scheduled to lapse on the remaining 10,483 stock units in February 2010.

(21) These 7,383 options subsequently vested on 2/13/09.

(22) 4,119 options subsequently vested on 2/21/09 and 4,245 options are scheduled to vest on 2/21/10.

(23) Stock units subject to time-based restrictions. The restrictions subsequently lapsed on 3,094 units on 2/13/09, on 1,751 units on 2/23/09 and on 16,183 units on 2/23/09; the restrictions are scheduled to lapse on 16,184 units in February 2010, on 1,805 units on 2/21/10 and on 16,674 units in February 2011.

(24) Stock units subject to performance-based restrictions. On 2/23/09, based on the company's achievement of a corporate operating cash flow target for 2008, the restrictions on 19,779 shares lapsed. The restrictions may lapse on 19,780 shares in February 2010 and on 20,380 shares in February 2011 contingent on meeting a corporate operating cash flow target for each of the 2009 and 2010 performance periods. The restrictions may lapse on any unvested units in February 2011 based on a cumulative three-period corporate operating cash flow target.

(25) Stock units subject to performance-based restrictions. On 2/23/09, based on meeting a cash EPS growth hurdle for 2007, the restrictions lapsed on 2,427 stock units. Subject to continued employment by Mr. Tucker on the remaining vesting date, the restrictions are scheduled to lapse on the remaining 4,853 stock units in February 2010.

Fiscal Year 2008
Option Exercises and Stock Vested

The following table provides information on stock option exercises and restricted stock units vested during 2008.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. Michael Parks	—	—	41,449	$2,224,297
John W. Scullion	—	—	21,271	$1,141,253
Ivan M. Szeftel	—	—	23,408(1)	$1,254,402
Edward J. Heffernan	—	—	19,896(2)	$1,065,176
Dwayne H. Tucker	—	—	15,639(3)	$ 838,435

(1) Of the 23,408 shares acquired by Mr. Szeftel on vesting, 1,208 shares were withheld to pay withholding taxes.
(2) Of the 19,896 shares acquired by Mr. Heffernan on vesting, 6,842 shares were withheld to pay withholding taxes.
(3) Of the 15,639 shares acquired by Mr. Tucker on vesting, 5,267 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. For Stock Awards, the value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the New York Stock Exchange during the trading hours on the date of vesting.

Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation of the NEOs in 2008, including contributions by each NEO and by the company and earnings on contributions credited during 2008.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
J. Michael Parks	—	$25,575	$243,694	—	$2,588,675
John W. Scullion	—	—	—	—	—
Ivan M. Szeftel	$122,637	$25,575	$ 94,234	—	$1,052,239
Edward J. Heffernan	$183,822	$25,575	$ 74,275	—	$ 869,656
Dwayne H. Tucker	$78,000	$ 8,939	$106,042	—	$1,170,674

(1) All amounts in this column were included in the Salary and Non-Equity Incentive Compensation columns of the Summary Compensation Table above.
(2) All amounts in this column were included in the All Other Compensation column of the Summary Compensation Table above.
(3) The amounts in this column include all interest accrued on contributions under the Executive Deferred Compensation Plan. The above-market portion of such earnings, as defined by the SEC, is included in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table above.

Potential Payments upon Termination or Change in Control

The following tables show estimated payouts to our NEOs in the event of a termination of employment under the circumstances described under the caption "Termination Following a Change in Control," and assuming such event occurred as of December 31, 2008. In accordance with rules prescribed by the SEC, the amounts included with respect to equity awards have been calculated using the closing price of our common stock on December 31, 2008, which was $46.53. A change in control, however, did not occur on December 31, 2008 and the employment of our NEOs was not terminated on that date. The actual amounts that will be paid or provided to our NEOs upon an event described below (if such an event were to occur) may differ from the amounts shown.

J. Michael Parks

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$6,552,000[(1)]	$1,404,000[(2)]
Pro Rata Target Cash Incentive Compensation for 2008	$1,248,000[(3)]	—
Benefits	$ 27,885	$ 13,943
Accelerated Equity	$9,746,914[(4)]	—
Excise Tax and Gross-Up[(5)]	—	—

(1) Represents the severance amount payable pursuant to the change in control agreement described above, and is equal to three times the sum of Mr. Parks' current base salary and target cash incentive compensation.

(2) Represents the salary continuation pursuant to Mr. Parks' employment agreement, as described above, and is equal to 18 months current base salary.

(3) Represents Mr. Parks' target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(4) Represents the intrinsic value of Mr. Parks' accelerated stock options and the value of Mr. Parks' accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2008, calculated in each case using the closing price of our common stock on December 31, 2008 ($46.53).

(5) We have determined that the payments to Mr. Parks in the event of a qualifying termination following a change in control event on December 31, 2008 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

John W. Scullion[1]

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$2,971,876[2]	$674,291[3]
Pro Rata Target Cash Incentive Compensation for 2008	$ 811,647[4]	—
Income Tax Reimbursement[5]	$ 115,198	$115,198
Benefits	$ 155,376[6]	—
Value of Accelerated Equity	$9,639,383[7]	—
Excise Tax and Gross-Up[8]	—	—

(1) Amounts included in this table are shown in US Dollars but would be paid to Mr. Scullion in Canadian Dollars. The prevailing exchange rate as of the last business day of 2008 was .8218 US Dollars per Canadian Dollar.

(2) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Scullion's current base salary and target cash incentive compensation.

(3) Represents the salary continuation pursuant to Mr. Scullion's employment agreement, as described above, and is equal to 12 months current base salary.

(4) Represents Mr. Scullion's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(5) This amount represents reimbursements for US income taxes that would be paid to Mr. Scullion and a corresponding gross-up to offset additional Canadian income taxes due from Mr. Scullion as a result of this payment. Because Mr. Scullion resides in Canada and has responsibilities in both Canada and the US, Mr. Scullion is subject to income taxes in both the US and Canada. Any credit received by Mr. Scullion against his Canadian income taxes as a result of this payment would be due and owing to us by Mr. Scullion.

(6) This amount includes the employer health tax, if required.

(7) Represents the intrinsic value of Mr. Scullion's accelerated stock options and the value of Mr. Scullion's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2008, calculated in each case using the closing price of our common stock on December 31, 2008 ($46.53).

(8) We have determined that the payments to Mr. Scullion in the event of a qualifying termination following a change in control event on December 31, 2008 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment. For purposes of this calculation, Mr. Scullion's Canadian salary dollars were converted to US dollars assuming 0.98 US dollars per Canadian dollar in 2007; 1.16 in 2006 and 2005; 1.2 in 2004; and 1.39 in 2003.

Ivan M. Szeftel

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination Without Cause or Termination by Executive Officer for Good Reason Other than in Connection with a Change in Control	Termination for Any Other Reason
Severance Amount	$2,232,880(1)	$494,000(2)	—
Pro Rata Target Cash Incentive Compensation for 2008	$ 622,440(3)	—	—
Benefits	$ 31,788	$ 15,894(4)	—
Value of Accelerated Equity	$9,901,727(5)	—	—
Excise Tax and Gross-Up(6)	—	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Szeftel's current base salary and target cash incentive compensation.

(2) Represents the severance amount pursuant to Mr. Szeftel's employment agreement, as described above, and is equal to 12 months current base salary.

(3) Represents Mr. Szeftel's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(4) Depending on how we elect to pay Mr. Szeftel the severance amount, benefits may or may not be continued during the one year severance period.

(5) Represents the intrinsic value of Mr. Szeftel's accelerated stock options and the value of Mr. Szeftel's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2008, calculated in each case using the closing price of our common stock on December 31, 2008 ($46.53).

(6) We have determined that the payments to Mr. Szeftel in the event of a qualifying termination following a change in control event on December 31, 2008 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Edward J. Heffernan

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$1,874,000(1)	—
Pro Rata Target Cash Incentive Compensation for 2008	$ 495,000(2)	—
Benefits	$ 31,788	—
Value of Accelerated Equity	$9,794,404(3)	—
Excise Tax and Gross-Up(4)	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Heffernan's current base salary and target cash incentive compensation.

(2) Represents Mr. Heffernan's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(3) Represents the intrinsic value of Mr. Heffernan's accelerated stock options and the value of Mr. Heffernan's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2008, calculated in each case using the closing price of our common stock on December 31, 2008 ($46.53).

(4) We have determined that the payments to Mr. Heffernan in the event of a qualifying termination following a change in control event on December 31, 2008 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Dwayne H. Tucker

Payments and Benefits Upon Separation	Change in Control: Termination Without Cause or Termination by Executive Officer for Good Reason	Termination for Any Reason Other than in Connection with a Change in Control
Severance Amount	$1,716,000[(1)]	—
Pro Rata Target Cash Incentive Compensation for 2008	$ 468,000[(2)]	—
Benefits	$ 31,044	—
Value of Accelerated Equity	$5,744,990[(3)]	—
Excise Tax and Gross-Up[(4)]	—	—

(1) Represents the severance amount pursuant to the change in control agreement described above, and is equal to two times the sum of Mr. Tucker's current base salary and target cash incentive compensation.

(2) Represents Mr. Tucker's target annual cash bonus prorated for the portion of the year worked, which in this case is the full year, pursuant to the change in control agreement.

(3) Represents the intrinsic value of Mr. Tucker's accelerated stock options and the value of Mr. Tucker's accelerated restricted stock and restricted stock units as if exercised or sold on December 31, 2008, calculated in each case using the closing price of our common stock on December 31, 2008 ($46.53).

(4) We have determined that the payments to Mr. Tucker in the event of a qualifying termination following a change in control event on December 31, 2008 are not "excess parachute payments" for purposes of Section 280G of the Internal Revenue Code, and are therefore not subject to excise tax and a corresponding gross-up payment.

Director Compensation

Members of our board of directors who are also officers or employees of our Company do not receive compensation for their services as directors. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the board of directors and any committee of the board of directors. Non-employee director compensation typically includes an annual cash retainer, cash meeting fees and annual equity awards consisting of restricted stock units. We typically target total non-employee director compensation between the 50th and 75th percentile of comparable public companies. We feel this approach to non-employee director compensation is appropriate because: (1) we are a public company; (2) there is an increased focus on corporate governance, which has been a corresponding drain to the available talent pool for directors; and (3) we want to align our non-employee director compensation plan with our executive compensation plans.

For the 2007-2008 service term of the board of directors, which began in June 2007 and ended in June 2008, the non-employee directors did not receive any equity awards and instead received $60,000 in cash, due to the Merger. In addition, non-employee director compensation for the 2007-2008 service term of the board of directors included:

- an annual cash retainer of $40,000;
- audit committee chair retainer of $10,000;
- audit committee member retainer of $2,500;
- compensation committee chair retainer of $5,000;
- nominating/corporate governance committee chair retainer of $5,000;
- a cash fee per committee meeting for committee members (other than committee chairs) of $1,000; and
- a cash fee per committee meeting for committee chairs of $1,500.

The non-employee director compensation package was revised for the 2008 – 2009 service term of the board of directors, which began in June 2008 and ends in June 2009, to better align our board of directors' total compensation package with competitive market rates. While the cash committee retainers and committee meeting fees remained unchanged, the annual cash retainer was increased from $40,000 to $60,000, and non-employee directors had the opportunity to receive such retainer in the form of equity in lieu of cash. For the 2008 – 2009 service term, non-employee directors also received an equity award valued at $80,000.

The following table provides information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2008.

Name(1)	Fees Earned or Paid in Cash(2) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bruce K. Anderson	$ 39,000	$21,791	$19,393	—	—	—	$ 80,184
Roger H. Ballou	$ 90,000	$17,119	$19,393	—	$3,677	—	$130,189
Lawrence M. Benveniste, Ph.D.	$ 41,000	$32,686	$ 7,485	—	$3,023	—	$ 84,554
D. Keith Cobb	$125,500	$18,683	$ 7,485	—	—	—	$151,168
E. Linn Draper, Jr., Ph.D.	$ 39,000	$21,791	$19,926	—	$2,941	—	$ 83,658
Kenneth R. Jensen	$ 48,500	$32,686	$ 7,485	—	—	—	$ 88,671
Robert A. Minicucci	$ 53,000	$65,372	$26,538	—	—	—	$144,910

(1) J. Michael Parks, Chairman of the Board, is not included in this table because he is an executive officer of the Company and thus receives no compensation for his service as a director. The compensation received by Mr. Parks as an executive officer of the Company is shown in the Summary Compensation Table above.

(2) Messrs. Anderson, Benveniste, Draper, Jensen and Minicucci each elected to receive 100%, and Mr. Ballou 50%, of their annual cash retainer in the form of equity in lieu of cash for the 2008-2009 service term.

The annual cash amounts, other than the committee meeting fees, and equity awards, if any, are paid at the beginning of the director's service year, and prior year committee meeting fees are paid at the end of the service year. While any restricted stock granted in prior years vested immediately, time-based restrictions on the restricted stock units granted to non-employee directors in 2008 will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on our board of directors. The exercise price for stock options granted in prior years is the fair market value of our common stock on the date of the grant, which, according to the terms of each of our equity plans, is equal to the average of the high and low prices on the New York Stock Exchange during the trading hours on the date of grant. The stock options granted to directors vest ratably over the remaining one, two or three years of that director's service term at the time of grant. This means that in addition to length of tenure, the number of exercisable and unexercisable stock options held by each director varies by class of director. Stock options expire ten years after the date of grant, if unexercised. In addition, non-employee directors may not sell or otherwise transfer any shares of our stock received as compensation for their service until one year after their service on the board of directors terminates.

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. No non-employee directors elected to make such a deferral in 2008. Participants in the Non-Employee Director Deferred Compensation Plan are always 100% vested in their contributions and related earnings. The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 12.0 % and 8.0% annual interest rate credited by the company on contributions for the periods from January 1, 2008 to June 30, 2008 and July 1, 2008 to December 31, 2008, respectively. This interest rate may be adjusted periodically by the committee of management that administers the Non-Employee Director Deferred Compensation Plan, which committee also administers the Executive Deferred Compensation Plan.

The amounts reported in the Stock Awards and Option Awards columns reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal year ended December 31, 2008 of awards of stock options, restricted stock and restricted stock units to each of the directors calculated in accordance with the provisions of SFAS 123(R), and were calculated using certain assumptions, as set forth in Note 15 to our audited financial statements for the fiscal year ended December 31, 2008, included in our Annual Report on Form 10-K, filed with the SEC on March 2, 2009. These amounts reflect our accounting expense and include amounts from awards granted in 2006 and may include amounts from awards granted prior to 2006. Awards granted in prior years and included in the Stock Awards and Option Awards columns were granted pursuant to the 2005 Long Term Incentive Plan, discussed in further detail above under the caption "Equity Incentive Compensation."

We have also entered into an indemnification agreement with each of our directors. These indemnification agreements contain substantially the same terms as described above with respect to our executive officers.

Director Aggregate Outstanding Equity Awards at Fiscal Year-End

Name	Stock Awards (#)	Option Awards Exercisable (#)	Option Awards Unexercisable (#)
Bruce K. Anderson	5,174(1)	57,991	—
Roger H. Ballou	4,662(2)	15,991	—
Lawrence M. Benveniste, Ph.D.	4,083(3)	9,783	—
D. Keith Cobb	3,060(4)	9,783	—
E. Linn Draper, Jr., Ph.D.	3,639(5)	7,205	—
Kenneth R. Jensen	5,174(6)	57,991	—
Robert A. Minicucci	5,174(7)	57,136	855

(1) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

(2) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 1,876 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

(3) Includes 1,695 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

(4) Includes 1,695 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 1,365 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

(5) Includes 1,251 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

(6) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

(7) Includes 2,786 shares that are fully vested but may not be sold or otherwise transferred until one year after the director's service on the board of directors terminates, and 2,388 restricted stock units on which the restrictions will lapse on the earlier of (i) July 1, 2018 or (ii) termination of the director's service on the Company's board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 16, 2009 (or such other date as set forth below): (1) by each director and nominee for director; (2) by each of the named executive officers included in the Summary Compensation Table set forth under the caption "Director and Executive Compensation"; (3) by all of our directors and executive officers as a group; and (4) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner. The shares owned by our directors and executive officers, as indicated below, may be pledged pursuant to the terms of the individual's customary brokerage agreements.

Name of Beneficial Owner	Shares Beneficially Owned[(1)]	Percent of Shares Beneficially Owned[(1)]
Bruce K. Anderson[(2)]	902,782	1.5%
Roger H. Ballou[(3)]	20,277	*
Lawrence M. Benveniste, Ph.D.[(4)]	11,478	*
D. Keith Cobb[(5)]	12,278	*
E. Linn Draper, Jr., Ph.D.[(6)]	8,456	*
Edward J. Heffernan[(7)]	213,603	*
Kenneth R. Jensen[(8)]	70,777	*
Robert A. Minicucci[(9)]	196,500	*
J. Michael Parks[(10)]	916,349	1.6%
John W. Scullion[(11)]	277,845	*
Ivan M. Szeftel[(12)]	316,517	*
Dwayne H. Tucker[(13)]	189,269	*
All directors and executive officers as a group (16 individuals)[(14)]	3,548,016	6.0%
FMR LLC[(15)] 82 Devonshire Street Boston, Massachusetts 02109	4,089,559	6.9%
ValueAct Capital Management, L.P.[(16)] 435 Pacific Avenue, Fourth Floor San Francisco, California 94133	4,758,220	8.1%
Franklin Mutual Advisors, LLC[(17)] 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789	4,577,307	7.8%
AXA Financial, Inc.[(18)] 1290 Avenue of the Americas New York, New York 10104	4,981,909	8.5%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable, or exercisable within 60 days of April 16, 2009, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based upon 58,912,001 shares of common stock outstanding as of April 16, 2009.

(2) Includes options to purchase 57,991 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(3) Includes options to purchase 15,991 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(4) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(5) Includes options to purchase 9,783 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(6) Includes options to purchase 7,205 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(7) Includes options to purchase 114,300 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(8) Includes options to purchase 57,991 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(9) Includes options to purchase 57,991 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(10) Includes options to purchase 725,409 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(11) Includes options to purchase 211,692 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(12) Includes options to purchase 205,058 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(13) Includes options to purchase 139,619 shares of common stock, which are exercisable within 60 days of April 16, 2009.

(14) Includes options to purchase an aggregate of 1,879,249 shares of common stock, which are exercisable within 60 days of April 16, 2009 held by Messrs. Anderson, Ballou, Benveniste, Cobb, Draper, Heffernan, Jensen, Kennedy, Kubic, Minicucci, Parks, Pearson, Scullion, Szeftel, Tucker and Utay.

(15) Based on a Schedule 13G filed with the SEC on February 17, 2009, each of FMR LLC and its chairman Edward C. Johnson 3d beneficially owns 4,089,559 shares of common stock over which they have sole dispositive power with respect to all of such shares and over which they have sole voting power with respect to 100,387 of such shares.

(16) Based on a Form 13-F filed with the SEC on February 13, 2009, reporting shared voting and dispositive power by each of ValueAct Capital Management, L.P., its general partner ValueAct Capital Management, LLC, ValueAct Holdings, L.P., and its general partner ValueAct Holdings GP, LLC over an aggregate of 4,758,220 shares of common stock.

(17) Based on a Schedule 13G filed with the SEC on January 15, 2009, Franklin Mutual Advisors, LLC, an indirect wholly owned subsidiary of Franklin Resources, Inc., beneficially owns 4,577,307 shares of common stock over which they have sole voting and dispositive power.

(18) Based on a Schedule 13G filed with the SEC on February 13, 2009, reporting sole dispositive power with respect to an aggregate of 4,981,909 shares of common stock and sole voting power with respect to an aggregate of 4,373,243 shares of common stock by each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and AXA, including (i) 1,559 shares beneficially owned by AXA Investment Managers Paris; (ii) 300 shares beneficially owned by AXA Konzern AG; (iii) 279,214 shares beneficially owned by AXA Rosenberg Investment LLC; and (iv) 4,700,836 shares beneficially owned by AXA Financial, Inc. through its subsidiaries AllianceBernstein L.P. and AXA Equitable Life Insurance Company.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the board of directors assists the board of directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the company's financial statements; (2) the company's compliance with legal and regulatory requirements; (3) the independent accountant's qualifications and independence; and (4) the performance of the company's internal audit department. The audit committee appoints, compensates, and oversees the work of the independent accountant. The audit committee reviews with the independent accountant the plans and results of the audit engagement, approves and pre-approves professional services provided by the independent accountant, considers the range of audit and non-audit fees, and reviews the adequacy of the company's financial reporting process. The audit committee met with the independent accountant without the presence of any of the other members of the board of directors or management and met with the full board of directors without the presence of the independent accountant to help ensure the independence of the independent accountant. The board of directors has adopted a written charter for the audit committee, posted at http://www.alliancedata.com.

The audit committee obtained from the independent accountant, Deloitte & Touche LLP, a formal written statement describing all relationships between the company and the independent accountant that might bear on the accountant's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board, and has discussed with the independent accountant the independent accountant's independence. Based on the foregoing, the audit committee has satisfied itself that the non-audit services provided by the independent accountant are compatible with maintaining the independent accountant's independence. The audit committee reviewed with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The audit committee also discussed with management, internal audit, and the independent accountant the quality and adequacy of the company's disclosure controls and procedures. In addition, the audit committee reviewed with internal audit the risk-based audit plan, responsibilities, budget, and staffing.

The audit committee reviewed and discussed with management, internal audit and the independent accountant the company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The audit committee discussed the classification of deficiencies under standards established by the Public Company Accounting Oversight Board (United States). Management determined and the independent accountant concluded that no identified deficiency, nor the aggregation of same, rose to the level of a material weakness based on the independent accountant's judgment.

The audit committee reviewed and discussed with management and the independent accountant the audited financial statements for the year ended December 31, 2008. Management has the responsibility for the preparation of the financial statements and the reporting process. The independent accountant has the responsibility for the examination of the financial statements and expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. Based on the review and discussions with management and the independent accountant as described in this report, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC.

This report has been furnished by the current members of the audit committee.

D. Keith Cobb, Chair
Roger H. Ballou
Kenneth R. Jensen

PROPOSAL TWO: RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

During fiscal year 2008, Deloitte & Touche LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services. See "Fees and Services" below. A representative of Deloitte & Touche LLP is expected to be present at the 2009 annual meeting and will have an opportunity to make a statement if so desired and to answer appropriate questions from the stockholders.

In connection with the audit of the 2008 financial statements, we entered into an engagement letter with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte & Touche LLP. The audit committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte & Touche LLP.

Required Vote and Recommendation

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal Two, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009 will be ratified. Votes marked "For" Proposal Two will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the effect of a vote "Against" Proposal Two. Except as otherwise directed and except for those proxies representing shares held in the ADS Stock Fund portion of the Alliance Data Systems 401(k) and Retirement Savings Plan for which no voting preference is indicated, proxies solicited by the board of directors will be voted to approve the selection by the audit committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification. If the stockholders do not ratify the selection, the audit committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the audit committee may retain Deloitte & Touche LLP, notwithstanding the fact that the stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to the stockholders. Even if the selection is ratified, the audit committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

Fees and Services

The billed fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2007 and 2008 were as follows:

	2007	2008
Audit Fees(1)	$2,908,961	$3,345,959
Audit-Related Fees(2)	$1,239,218	$1,008,704
Tax Fees(3)	$1,491,473	$ 978,003
All Other Fees(4)	$ 517,990	$ 236,734
Total Fees	$6,157,642	$5,569,400

(1) Consists of fees for the audits of our financial statements for the years ended December 31, 2007 and 2008, reviews of our interim quarterly financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act.

(2) Consists of fees for service auditor reports (SAS 70), accounting consultations, credit card receivables master trust securitizations, review and support for securities issuances as well as acquisition assistance.
(3) Tax consultation and advice and tax return preparation.
(4) Other fees include due diligence and securitization related assistance.

Our audit committee has resolved to pre-approve all audit and permissible non-audit services to be performed for us by our independent accountant, Deloitte & Touche LLP. The audit committee pre-approved all fees noted above for 2007 and 2008. Non-audit services that have received pre-approval include tax preparation, tax consultation and advice, assistance with our securitization program, SAS 70 reporting and acquisition assistance. The audit committee has considered whether the provision of the above services is compatible with maintaining the independent accountant's independence. The members of our audit committee believe that the payment of the fees set forth above would not prohibit Deloitte & Touche LLP from maintaining its independence.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2009.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC and the New York Stock Exchange. Our directors, executive officers, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies furnished to us and representations from our directors and executive officers, we believe that all Section 16(a) filing requirements for the year ended December 31, 2008 applicable to our directors, executive officers and greater than 10% beneficial owners were satisfied. Based on written representations from our directors and executive officers, we believe that no Forms 5 for directors, executive officers and greater than 10% beneficial owners were required to be filed with the SEC that have not been filed for the period ended December 31, 2008.

INCORPORATION BY REFERENCE

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation Committee Report" and "Report of the Audit Committee" shall not be incorporated into such filings nor shall it be deemed "filed."

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one Notice of Internet Availability of Proxy Materials or annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented and will send one copy of either our Notice of Internet Availability of Proxy Materials or of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this proxy statement or our annual report, we will send a copy upon written request. Requests should be directed to Alan M. Utay, Corporate Secretary, Alliance Data Systems Corporation, 17655 Waterview Parkway, Dallas, Texas 75252.

OTHER MATTERS

The board of directors knows of no matters that are likely to be presented for action at the annual meeting other than the election of directors and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2009, as previously described. If any other matter properly comes before the annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

By order of the Board of Directors

J. Michael Parks
Chairman of the Board

April 23, 2009
Dallas, Texas

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-15749

ALLIANCE DATA SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**31-1429215**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
17655 Waterview Parkway, Dallas, Texas	**75252**
(Address of Principal Executive Offices)	(Zip Code)

(972) 348-5100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, 72,254,710 shares of common stock were outstanding and the aggregate market value of the common stock held by non-affiliates of the registrant on that date was approximately $4.0 billion (based upon the closing price on the New York Stock Exchange on June 30, 2008 of $56.55 per share). Aggregate market value is estimated solely for the purposes of this report. This shall not be construed as an admission for the purposes of determining affiliate status.

As of February 20, 2009, 59,607,219 shares of common stock were outstanding.

Documents Incorporated By Reference

Certain information called for by Part III is incorporated by reference to certain sections of the Proxy Statement for the 2009 Annual Meeting of our stockholders which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2008.

ALLIANCE DATA SYSTEMS CORPORATION

INDEX

Caution Regarding Forward-Looking Statements

This Form 10-K and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project", and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the "Risk Factors" section in Item 1A of this Form 10-K, elsewhere in this Form 10-K and in the documents incorporated by reference in this Form 10-K.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained in this Form 10-K reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. These risks, uncertainties and assumptions include those made with respect to and any developments related to the termination of the proposed merger of the Company with an affiliate of The Blackstone Group, including risks and uncertainties arising from actions that the parties to the merger agreement or third parties may take in connection therewith. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise, except as required by law.

PART I

Item 1. Business

Our Company

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label and co-brand retail credit programs. We focus on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, on-line, catalog, mail and telephone. We capture and analyze data created during each customer interaction, leveraging the insight derived from that data to enable clients to identify and acquire new customers and to enhance customer loyalty. We believe that our services are becoming increasingly valuable as businesses shift marketing resources away from traditional mass marketing toward more targeted marketing programs that provide measurable returns on marketing investments.

Our client base of more than 800 companies consists primarily of large consumer-based businesses, including well-known brands such as Bank of Montreal, Citibank, Hilton, Bank of America, Victoria's Secret, Canada Safeway, Shell Canada, Pottery Barn, Ann Taylor and J. Crew. Our client base is diversified across a broad range of end-markets, including, among others, financial services, specialty retail, grocery and drugstore chains, petroleum retail, technology, hospitality and travel, media and pharmaceuticals. We believe our comprehensive suite of marketing solutions offers us a significant competitive advantage, as many of our competitors offer a more limited range of services. We believe the breadth and quality of our service offerings have enabled us to establish and maintain long-standing client relationships.

We continue to execute on our growth strategy through internal growth and acquisition of new clients. In 2008, we entered into new agreements for private label retail card services with Hot Topic, Inc., PD Financial Corporation, Beall's Department Stores, Southern Pipe & Supply Company, and with Orchard Brands for their family of specialty brands. We also acquired the existing private label credit card portfolio of HSN, an interactive lifestyle network and retail destination, and entered into a multi-year agreement to provide both private label and co-brand credit card services to HSN. We signed Hilton HHonors® as a new sponsor in the AIR MILES® Reward Program. We also signed new contracts with Commerce Bank, N.A., Beech-Nut Nutrition Corporation and Marriott International, Inc. to provide integrated email and marketing solutions.

We further expanded our relationships with several key clients, including AnnTaylor Stores, to launch a new co-brand credit program, Gander Mountain to provide fully integrated private label credit services and MedChoice Financial to provide consumer private label credit card services for veterinary customers of Butler Animal Health Supply, LLC. We also signed a multi-year agreement with Citicorp Credit Services, Inc. to design and implement a customized database marketing and analytic platform.

We also completed significant renewals with several of our key clients. We renewed our private label agreements with Dress Barn, Crate and Barrel, New York & Company and The Buckle. Our AIR MILES® Reward Program sponsor renewals in 2008 included Century 21 Canada, Intercontinental Hotel Group, Rona Inc., Boston Pizza and Hudson's Bay Company. In addition, we signed agreements with Nestlé Purina PetCare, National Geographic Society, and National Multiple Sclerosis Society to continue to provide permission-based email communication and database services.

We also secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal as a sponsor in the AIR MILES Reward Program, pursuant to which Bank of Montreal transferred to us the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by Bank of Montreal as a sponsor. We received $369.9 million from the Bank of Montreal for the assumption of this liability.

During 2008, we announced a disposition plan related to our merchant services and utility services business units based on the conclusion that these business units no longer fit with our business strategy of being a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. In May 2008, we completed the sale of our merchant services business and in July 2008, we completed the sale of the majority of our utilities services business. In February 2009, we completed the sale of the remainder of our utilities services business.

Our corporate headquarters is located at 17655 Waterview Parkway, Dallas, Texas 75252, and our telephone number is 972-348-5100.

Our Market Opportunity and Growth Strategy

We intend to enhance our position as a leading provider of targeted, data-driven and transaction-based marketing and loyalty solutions and to continue our growth in revenue and earnings by pursuing the following strategies:

- *Capitalize on our Leadership in Targeted and Data-Driven Consumer Marketing.* We intend to continue to capitalize on the ongoing shift away from traditional mass marketing campaigns to targeted and data-driven marketing programs with measurable return on investment. As consumer companies initiate or expand their targeted and transaction-based marketing strategies, we believe we are well-positioned to acquire new clients and sell additional services to existing clients based on our extensive experience in capturing and analyzing our clients' customer transaction data to develop targeted marketing programs. We believe our comprehensive portfolio of high-quality targeted marketing and loyalty solutions provides a competitive advantage over peers with more limited service offerings. We seek to extend our leadership position in the transaction-based and targeted marketing services sector by continuing to improve the breadth and quality of our products and services. We also intend to enhance our leadership position in loyalty programs by expanding the scope of the AIR MILES Reward Program and by continuing to develop stand-alone loyalty programs such as the *Hilton HHonors Program* and the *Citi Thank You® Network.* We believe that building on our market leadership will enable us to benefit from the anticipated growth in demand for targeted marketing strategies.
- *Sell More Fully Integrated End-to-End Marketing Solutions.* In our Epsilon Marketing Services segment, we have assembled what we believe is the industry's most comprehensive suite of targeted and data-driven marketing services, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications. We are able to offer an end-to-end solution to clients, providing a significant opportunity to expand our relationships with existing clients, the majority of which do not currently purchase the full suite of services we offer. In addition, we further intend to integrate our product and service offerings across our business units so that we can provide clients in a broad range of industries with a comprehensive portfolio of targeted marketing solutions, including both coalition and individual loyalty programs, private label retail card programs and other transaction-based marketing solutions. By selling integrated solutions within and across our business units and our entire client base, we have a significant opportunity to maximize the value of our long-standing client relationships.
- *Continue to Expand our Global Footprint.* We plan to grow our business by leveraging our core competencies in the North American marketplace to further penetrate international markets. Global reach is increasingly important as our clients grow into new markets, and we are well positioned to cost-effectively increase our global presence. We believe international expansion will provide us with strong revenue growth opportunities.
- *Optimize our Business Portfolio.* We will continue to evaluate our products and services given our strategic direction and demand trends. While we are focused on realizing organic revenue growth and margin expansion, we will consider select acquisitions of complementary businesses that would enhance our product portfolio, market positioning or geographic presence. We have a strong track record of identifying and integrating such targeted acquisitions.

Products and Services

Our products and services are reported under four segments—Loyalty Services, Epsilon Marketing Services, Private Label Services, and Private Label Credit. We have traditionally marketed and sold our products and services on a stand-alone basis but increasingly market and sell them on an integrated basis. Our products and services are listed below. Financial information about our segments and geographic areas appears in Note 20 "Segment Information" of our consolidated financial statements.

Segment	Products and Services
Loyalty Services	• AIR MILES Reward Program
Epsilon Marketing Services	• Marketing Services —Analytical services —Strategic consulting and creative services —Proprietary data services —Marketing database services —Interactive communications
Private Label Services	• Processing Services —New account processing —Billing and payment processing —Remittance processing —Customer care
Private Label Credit	• Private Label Receivables Financing —Underwriting and risk management —Receivables funding

Loyalty Services

Our Loyalty Services clients are focused on targeting, acquiring and retaining loyal and profitable customers. We use the information gathered through our loyalty programs to help our clients design and implement effective marketing programs. Our clients within this segment include, among others, financial services providers, supermarkets, petroleum retailers, specialty retailers and pharmaceutical companies.

Our AIR MILES Reward Program is the largest coalition loyalty program in Canada, with over 120 sponsors participating in the program. The AIR MILES Reward Program enables consumers to earn AIR MILES reward miles as they shop within a range of retailers and other sponsors participating in the AIR MILES Reward Program. These AIR MILES reward miles operate as points that consumers, who we refer to as collectors, can redeem for travel or other awards. We believe that one of the reasons our AIR MILES Reward Program is so popular, as evidenced by the approximately 70% participation rate for Canadian households, is that it allows consumers to rapidly accumulate AIR MILES reward miles across a significant portion of their day to day spending. The three primary parties involved in our AIR MILES Reward Program are: sponsors, collectors and suppliers, each of which is described below.

Sponsors. More than 120 brand name sponsors participate in our AIR MILES Reward Program, including Canada Safeway, Shell Canada, Jean Coutu, Amex Bank of Canada and Bank of Montreal. The AIR MILES Reward Program is a full service outsourced loyalty program for our sponsors, who pay us a fee per AIR MILES reward mile issued, in return for which we provide all marketing, customer service and rewards and redemption management. We typically grant participating sponsors exclusivity in their market category, enabling them to realize incremental sales and increase market share as a result of their participation in the AIR MILES Reward Program coalition.

Collectors. Collectors earn AIR MILES reward miles at thousands of retail and service locations in addition to the many locations where collectors can use certain cards issued by Bank of Montreal and Amex Bank of Canada to earn AIR MILES reward miles. The AIR MILES Reward Program offers a reward structure that provides a quick, easy and free way for collectors to earn a broad selection of travel, entertainment and other lifestyle rewards through their day to day shopping at participating sponsors.

Suppliers. We enter into agreements with airlines, movie theaters and manufacturers of consumer electronics and other providers to supply rewards for the AIR MILES Reward Program, with over 300 suppliers using the AIR MILES Reward Program as an additional distribution channel for their products. Suppliers include such well-recognized companies as Apple, Starbucks and Sony.

Epsilon Marketing Services

Epsilon Marketing Services is a leader in providing integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services. We offer customer management and loyalty solutions by using data, database technologies, analytics and delivery platforms to maximize the value and loyalty of our clients' customers and assist our clients in acquiring new customers. Our marketing programs target and reach individual consumers and provide a measurable return on our clients' marketing investments. We are also an industry leader in providing customer acquisition and retention solutions by using cooperative databases containing consumer transactional data from more than 1,500 multi-channel catalogers, retailers, on-line merchants and business-to-business marketers. We also operate what we believe to be the world's largest permission-based email marketing platform. We offer our clients a full end-to-end solution, including marketing strategy consulting, data services, database development and management, marketing analytics, creative design and delivery services such as email communications, which we believe provides us with a competitive advantage over other marketing services providers with more limited service offerings. Epsilon Marketing Services has over 500 clients, operating primarily in the financial services, specialty retail, hospitality and pharmaceutical end-markets.

Analytical Services. We provide behavior-based, demographic and attitudinal segmentation, acquisition, attrition, cross-sell and up-sell, retention, loyalty and value predictive modeling, and program evaluation, testing and measurement across our integrated marketing services.

Strategic Consulting and Creative. We provide consulting services that analyze our client's business, brand and/or product strategy to create customer campaigns and sales channel strategies and tactics designed to further optimize our clients' customer relationships and marketing return on investment. We also provide direct marketing program design, development and management, campaign design and execution, value proposition and business case development, concept development and creative media consulting, print, imaging and personalization services, data processing services, fulfillment services and mailing services.

Proprietary Data Services. We provide various data services that we believe are essential to making informed marketing decisions. Together with our clients, we use this data to develop highly targeted, individualized marketing programs that build stronger customer relationships and increase response rates in marketing programs.

Marketing Database Services. We provide design and management of outsourced loyalty programs, integrated marketing databases, customer and prospect data integration and data hygiene, campaign management and marketing application integration and web design and development.

Interactive Communications. We provide strategic, permission-based email communication solutions and marketing technologies. Our end-to-end suite of industry specific products and services includes scalable email campaign technology, delivery optimization, marketing automation tools, turnkey integration solutions, strategic consulting and creative expertise to produce email programs that generate measurable results throughout the customer lifecycle.

Private Label Services

Our Private Label Services segment assists some of the best known retailers in extending their brand with a private label and/or co-brand credit account that can be used by customers at the clients' store locations, or through on-line or catalog purchases. Our co-brand credit accounts can also be used by customers outside of our clients' store locations. Our clients include Victoria's Secret, Ann Taylor, Eddie Bauer, Pottery Barn, Pac Sun and The Buckle. We provide service and maintenance to our clients' private label credit and co-brand credit programs and assist our clients in acquiring, retaining and managing valuable repeat customers. Our Private Label Services segment performs processing services for our Private Label Credit segment in connection with that segment's private label credit and co-brand programs. These inter-segment services accounted for approximately 97.1% of Private Label Services' revenue for the year ended December 31, 2008. We have developed a proprietary credit system designed specifically for retailers that has the flexibility to be customized to accommodate our clients' specific needs. We have also built into the system marketing tools to assist our clients in increasing sales. We use our Quick Credit and On-Line Prescreen products to originate new private label and co-brand credit accounts. We believe that these products provide an effective marketing advantage over competing services.

We use automated technology for bill preparation, printing and mailing, and also offer consumers the ability to view, print and pay their bills on-line. By doing so, we improve the funds availability for both our clients and for those private label and co-brand credit receivables that we own or securitize. Our customer care operations are influenced by our retail heritage. We focus our training programs in all areas to achieve the highest possible standards and monitor our performance by conducting surveys with our clients and their customers. Our call centers are equipped to handle phone, mail, fax and on-line inquiries. We also provide collection activities on delinquent accounts to support our private label and co-brand credit programs.

Private Label Credit

Our Private Label Credit segment provides risk management solutions, account origination and funding services for our more than 100 private label and co-brand retail credit programs. Through these programs, we managed approximately $4.1 billion in average receivables from approximately 22 million active accounts for the year ended December 31, 2008, with an average balance during that period of approximately $394 for accounts with outstanding balances. We process millions of credit applications each year using automated proprietary scoring technology and verification procedures to make risk-based origination decisions when approving new account-holders and establishing their credit limits. These procedures help us segment prospects into narrower ranges within each risk score provided by credit bureaus, allowing us to better evaluate individual credit risk and tailor our risk-based pricing accordingly. Our accountholder base consists primarily of middle- to upper-income individuals, in particular 35 to 49 year-old married females who use our accounts primarily as brand affinity tools rather than pure financing instruments, resulting in lower average balances compared to balances on general purpose credit cards. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers.

Historically, we have used a securitization program as our primary funding vehicle for retail credit receivables. Securitizations involve the packaging and selling of both current and future receivable balances of credit accounts to a special purpose entity that then sells them to a master trust. Our securitizations are treated as sales for accounting purposes and, accordingly, the receivables are removed from our balance sheet. We retain an ownership interest in the receivables, which is commonly referred to as a seller's interest, and a residual interest in the trust, which is commonly referred to as an interest-only strip. As of December 31, 2008, Limited Brands accounted for approximately 18.8% of the receivables in the trust portfolio.

Safeguards to Our Business; Disaster and Contingency Planning

We operate multiple data processing centers to process and store our customer transaction data. Given the significant amount of data that we manage, much of which is real-time data to support our clients' commerce initiatives, we have established redundant capabilities for our data centers. We have a number of safeguards in place that are designed to protect our company from data related risks and in the event of a disaster, to restore our data centers' systems.

Protection of Intellectual Property and Other Proprietary Rights

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology used in each segment of our business. We currently have seven patent applications pending with the U.S. Patent and Trademark Office and one international application. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States and Canada, although we also have either registered trademarks or applications pending in Argentina, New Zealand, the European Union and the Madrid Protocol, Peru, Mexico, Venezuela, Brazil, United Kingdom, Australia, China, Hong Kong, Japan and Singapore.

Effective protection of intellectual property rights may be unavailable or limited in some countries. The laws of some countries do not protect our proprietary rights to the same extent as in the United States and Canada. We are the exclusive Canadian licensee of the AIR MILES family of trademarks pursuant to a perpetual license agreement with Air Miles International Trading B.V., for which we pay a royalty fee. We believe that the AIR MILES family of trademarks and our other trademarks are important for our branding, corporate identification and marketing of our services in each business segment.

Competition

The markets for our products and services are highly competitive. We compete with marketing services companies, credit card issuers, and data processing companies, as well as with the in-house staffs of our current and potential clients.

Loyalty Services. As a provider of marketing services, our Loyalty Services segment generally competes with advertising and other promotional and loyalty programs, both traditional and on-line, for a portion of a client's total marketing budget. In addition, we compete against internally developed products and services created by our existing and potential clients. We expect competition to intensify as more competitors enter our market. Competitors with our AIR MILES Reward Program may target our sponsors and collectors as well as draw rewards from our rewards suppliers. Our ability to generate significant revenue from clients and loyalty partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our loyalty and rewards programs to consumers. The continued attractiveness of our loyalty and rewards programs will also depend on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive to consumers. Intensifying competition may make it more difficult for us to do this.

Epsilon Marketing Services. Our Epsilon Marketing Services segment generally competes with a variety of niche providers. These competitors' focus has primarily been on one or two services within the marketing value chain, rather than the full spectrum of data-driven marketing services used for both traditional and on-line advertising and promotional programs. In addition, Epsilon Marketing Services also competes against internally developed products and services created by our existing clients and others. We expect competition to intensify as more competitors enter our market. For our targeted direct marketing services offerings, our ability to continue to capture detailed customer transaction data is critical in providing effective customer relationship management strategies for our clients. Our ability to differentiate the mix of products and services that we offer, together with the effective delivery of those products and services, are also important factors in meeting our clients' objective to continually improve their return on marketing investment.

Private Label Services and Private Label Credit. Our Private Label Credit and Private Label Services segments generally compete primarily with financial institutions whose marketing focus has been on developing credit card programs with large revolving balances. These competitors further drive their businesses by cross selling their other financial products to their cardholders. Our focus has primarily been on targeting specialty retailers that understand the competitive advantage of developing loyal customers. Typically these retailers have customers that make more frequent and smaller transactions. As a result, we are able to analyze card-based transaction data we obtain through managing our card programs, including customer specific transaction data and overall consumer spending patterns, to develop and implement targeted marketing strategies and to develop successful customer relationship management strategies for our clients. As an issuer of private label retail cards, we compete with other payment methods, primarily general purpose credit cards like Visa and MasterCard, which we also issue primarily as co-branded private label retail cards, American Express and Discover Card, as well as cash, checks and debit cards.

Regulation

Federal and state laws and regulations extensively regulate the operations of our credit card services bank subsidiary, World Financial Network National Bank, and our industrial bank subsidiary, World Financial Capital Bank. Many of these laws and regulations are intended to maintain the safety and soundness of World Financial Network National Bank and World Financial Capital Bank, and they impose significant restraints on those companies to which other non-regulated companies are not subject. Because World Financial Network National Bank is deemed a credit card bank and World Financial Capital Bank is an industrial bank within the meaning of the Bank Holding Company Act, we are not subject to regulation as a bank holding company. If we were subject to regulation as a bank holding company, we would be constrained in our operations to a limited number of activities that are closely related to banking or financial services in nature. Nevertheless, as a national bank, World Financial Network National Bank is still subject to overlapping supervision by the Office of the Comptroller of the Currency, or OCC, and the Federal Deposit Insurance Corporation, or FDIC; and, as an industrial bank, World Financial Capital Bank is still subject to overlapping supervision by the FDIC and the State of Utah.

World Financial Network National Bank and World Financial Capital Bank must maintain minimum amounts of regulatory capital. If World Financial Network National Bank or World Financial Capital Bank does not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. World Financial Capital Bank, as an institution insured by the FDIC, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan losses. World Financial Network National Bank must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. Under the National Bank Act, if the capital stock of World Financial Network National Bank is impaired by losses or otherwise, we, as the sole shareholder, may be assessed the deficiency. To the extent necessary, if a deficiency in capital still exists, the FDIC may be appointed as a receiver to wind up World Financial Network National Bank's affairs.

Before World Financial Network National Bank can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, World Financial Network National Bank may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, World Financial Network National Bank must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that World Financial Network National Bank is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, that regulatory authority may require, after notice and hearing, that World Financial Network National Bank also cease and desist from the unsafe practice. To pay any dividend, World Financial Capital Bank must also maintain adequate capital above regulatory guidelines.

As part of a portfolio acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with it and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes our current obligations to World Financial Network National Bank.

We are limited under Sections 23A and 23B of the Federal Reserve Act in the extent to which we can borrow or otherwise obtain credit from or engage in other "covered transactions" with World Financial Network National Bank or World Financial Capital Bank, which may have the effect of limiting the extent to which World Financial Network National Bank or World Financial Capital Bank can finance or otherwise supply funds to us. "Covered transactions" include loans or extensions of credit, purchases of or investments in securities, purchases of assets, including assets subject to an agreement to repurchase, acceptance of securities as collateral for a loan or extension of credit, or the issuance of a guarantee, acceptance, or letter of credit. Although the applicable rules do not serve as an outright bar on engaging in "covered transactions," they do require that we engage in "covered transactions" with World Financial Network National Bank or World Financial Capital Bank only on terms and under circumstances that are substantially the same, or at least as favorable to World Financial Network National Bank or World Financial Capital Bank, as those prevailing at the time for comparable transactions with nonaffiliated companies. Furthermore, with certain exceptions, each loan or extension of credit by World Financial Network National Bank or World Financial Capital Bank to us or our other affiliates must be secured by collateral with a market value ranging from 100% to 130% of the amount of the loan or extension of credit, depending on the type of collateral.

We are required to monitor and report unusual or suspicious account activity as well as transactions involving amounts in excess of prescribed limits under the Bank Secrecy Act, Internal Revenue Service ("IRS") rules, and other regulations. Congress, the IRS and the bank regulators have focused their attention on banks' monitoring and reporting of suspicious activities. Additionally, Congress and the bank regulators have proposed, adopted or passed a number of new laws and regulations that may increase reporting obligations of banks. We are also subject to numerous laws and regulations that are intended to protect consumers, including state laws, the Truth in Lending Act, Equal Credit Opportunity Act and Fair Credit Reporting Act. These laws and regulations mandate various disclosure requirements and regulate the manner in which we may interact with consumers. These and other laws also limit finance charges or other fees or charges earned in our activities. We conduct our operations in a manner that we believe excludes us from regulation as a consumer reporting agency under the Fair Credit Reporting Act. If we were deemed a consumer reporting agency, however, we would be subject to a number of additional complex regulatory requirements and restrictions.

A number of privacy regulations have been implemented in the United States, Canada, the European Union and China in recent years. These regulations place many new restrictions on our ability to collect and disseminate customer information. In addition, the enactment of new or amended legislation around the world could place additional restrictions on our ability to utilize customer information.

Under the Gramm-Leach-Bliley Act, we are required to maintain a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information. We also were required to develop an initial privacy notice and we are required to provide annual privacy notices to customers that describe in general terms our information sharing practices. If we intend to share nonpublic personal information about customers with nonaffiliated third parties, we must provide our customers with a notice and a reasonable period of time for each customer to "opt out" of any such disclosure.

In addition to the federal privacy laws with which we must comply, states also have adopted statutes, regulations or other measures governing the collection and distribution of nonpublic personal information about customers. In some cases these state measures are preempted by federal law, but if not, we monitor and seek to comply with individual state privacy laws in the conduct of our business.

We also have systems and processes to comply with the USA PATRIOT ACT of 2001, which is designed to deter and punish terrorist acts in the United States and around the world, to enhance law enforcement investigatory tools, and for other purposes.

Canada has likewise enacted privacy legislation known as the Personal Information Protection and Electronic Documents Act. This act requires organizations to obtain a consumer's consent to collect, use or disclose personal information. Under this act, which took effect on January 1, 2001, the nature of the required consent depends on the sensitivity of the personal information, and the act permits personal information to be used only for the purposes for which it was collected. Some provinces have enacted substantially similar privacy legislation. We believe we have taken appropriate steps with our AIR MILES Reward Program to comply with these laws.

Employees

As of December 31, 2008, we had approximately 7,400 employees. We believe our relations with our employees are good. We have no collective bargaining agreements with our employees.

Available Information

We file or furnish annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, for a fee, any document we file or furnish at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at *www.sec.gov.* You may also obtain copies of our annual, quarterly and current reports, proxy statements and certain other information filed or furnished with the SEC, as well as amendments thereto, free of charge from our web site. Our web site is *www.AllianceData.com.* No information from this web site is incorporated by reference herein. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. We post our audit committee, compensation committee, nominating and corporate governance committee, and executive committee charters, our corporate governance guidelines, and our code of ethics, code of ethics for Senior Financial Executives and Chief Executive Officer, and code of ethics for Board Members on our web site. These documents are available free of charge to any stockholder upon request.

We submitted the certification of the Chief Executive Officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, relating to our compliance with the NYSE's corporate governance listing standards, to the NYSE on June 30, 2008 with no qualification. In addition, we have included the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and related rules, relating to the quality of our public disclosure, in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

Item 1A. Risk Factors

RISK FACTORS

Risk Factors Related to Our Business

Our 10 largest clients represented 48.4 % of our consolidated revenue in 2008 and the loss of any of these clients could cause a significant drop in our revenue.

We depend on a limited number of large clients for a significant portion of our consolidated revenue. Our ten largest clients represented approximately 48.4% of our consolidated revenue during the year ended December 31, 2008, with Bank of Montreal representing approximately 16.0% of our 2008 consolidated revenue. A decrease in revenue from any of our significant clients for any reason, including a decrease in pricing or activity, or a decision either to utilize another service provider or to no longer outsource some or all of the services we provide, could have a material adverse effect on our consolidated revenue. In addition, our ten largest clients in the Private Label Services segment and the Private Label Credit segment are the same, and any loss of such clients could have a material adverse effect on our revenue and profitability generated by each of these segments.

Loyalty Services. Loyalty Services represents 31.5% of total revenue. Our ten largest clients in this segment represented approximately 79.6% of our Loyalty Services revenue in 2008. Bank of Montreal and Canada Safeway represented approximately 42.9% and 11.0%, respectively, of this segment's revenue for 2008. Our contract with Bank of Montreal expires in 2013, subject to automatic renewal at five-year intervals, and our contract with Canada Safeway expires in 2010.

Epsilon Marketing Services. Epsilon Marketing Services represents 20.5% of total revenue. Our ten largest clients in this segment represented approximately 28.7% of our Epsilon Marketing Services revenue in 2008, of which 13.3% represent clients in the financial services industry.

Private Label Services. Private Label Services represents 16.0% of total revenue. Our ten largest clients in this segment represented approximately 75.3% of our Private Label Services revenue for this segment in 2008. Limited Brands and its retail affiliates represented approximately 20.9% and Redcats represented approximately 11.5% of our revenue for this segment in 2008. Our contracts with Limited Brands and its retail affiliates expire in 2012, and our contract with Redcats expires in 2018.

Private Label Credit. Private Label Credit represents 31.3% of total revenue. Our ten largest clients in this segment represented approximately 77.6% of our Private Label Credit revenue for this segment in 2008. Limited Brands and its retail affiliates represented approximately 21.5% and Redcats represented 11.9% of our revenue for this segment in 2008. Our contracts with Limited Brands expire in 2012 and our contract with Redcats expires in 2018.

The markets for the services that we offer may fail to expand or may contract and this could negatively impact our growth and profitability.

Our growth and continued profitability depend on acceptance of the services that we offer. Our clients may not continue to use loyalty and targeted marketing strategies. Changes in technology may enable merchants and retail companies to directly process transactions in a cost-efficient manner without the use of our services. Additionally, downturns in the economy or the performance of retailers may result in a decrease in the demand for our marketing strategies. Further, if customers make fewer purchases of our Private Label Services customers' products and services, we will have fewer transactions to process, resulting in lower revenue. Any decrease in the demand for our services for the reasons discussed above or any other reasons could have a material adverse effect on our growth, revenue and operating results.

If we are unable to securitize our credit card receivables due to changes in the market, the unavailability of credit enhancements, an early amortization event or for other reasons, we would not be able to fund new credit card receivables, which would have a negative impact on our operations and earnings.

Since January 1996, we have sold a majority of the credit card receivables originated by World Financial Network National Bank to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III (the "WFN Trusts") as part of our securitization program. In September 2008, we initiated a securitization program for the credit card receivables originated by World Financial Capital Bank, selling them to World Financial Capital Credit Company, LLC, which in turn sold them to World Financial Capital Credit Card Master Note Trust (the "WFC Trust"). These securitization programs are a significant funding vehicle through which we finance World Financial Network National Bank's and World Financial Capital Bank's credit card receivables. If World Financial Network National Bank or World Financial Capital Bank were not able to regularly securitize the receivables it originates, our ability to fund new credit card receivables and to grow or even maintain our Private Label business would be materially impaired. World Financial Network National Bank's and World Financial Capital Bank's ability to effect securitization transactions is affected by the following factors, some of which are beyond our control:

- conditions in the securities markets in general and the asset-backed securitization market in particular;
- conformity of the quality of credit card receivables to rating agency requirements and changes in that quality or those requirements; and
- our ability to fund required over-collateralizations or credit enhancements, which we routinely utilize in order to achieve better credit ratings, which lowers our borrowing costs.

Beginning in the second half of 2007 and intensifying throughout 2008, conditions in the securities market in general and the asset-backed securitization market in particular deteriorated significantly. If these conditions persist, deteriorate further or recur in the future, neither World Financial Network National Bank nor World Financial Capital Bank may be able to securitize the receivables it originates on terms similar to those it has received historically, or at all. In particular, we have $652.8 million of asset-backed notes that will become due in 2009. In addition, the Company has approximately $2.6 billion in private conduit capacity of which $1.1 billion was outstanding at December 31, 2008 and coming due at various dates in 2009. Our ability to refinance these notes on favorable terms or at all will depend upon our ability to continue to securitize our receivables, which will depend upon the conditions in the securities market at the time, as well as the other factors described above.

Once World Financial Network National Bank and World Financial Capital Bank securitize receivables, the agreement governing the transaction contains covenants that address the receivables' performance and the continued solvency of the retailer where the underlying sales were generated. In the event such a covenant or other similar covenant is breached, an early amortization event could be declared, whereby the trustee for the securitization trust would retain World Financial Network National Bank's or World Financial Capital Bank's interest in the related receivables, along with the excess interest income that would normally be paid to World Financial Network National Bank or World Financial Capital Bank, until the securitization investors are fully repaid. The occurrence of an early amortization event would significantly limit, or even negate, our ability to securitize additional receivables.

Recent government actions to stabilize credit markets and financial institutions may not be effective and could adversely affect our competitive position.

The U.S. Government recently enacted legislation and created several programs to help stabilize credit markets and financial institutions and restore liquidity, including the Emergency Economic Stabilization Act of 2008, the Federal Reserve Board's Term Asset Backed Securities Loan Facility and the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. Additionally, the governments of many nations have announced similar measures for institutions in their respective countries. There is no assurance that these programs individually or collectively will have beneficial effects in the credit markets, will address credit or liquidity issues of companies that participate in the programs or will reduce volatility or uncertainty in the financial markets. The failure of these programs to have their intended effects could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations. During the period that these programs are in place, we could temporarily benefit from the terms of the programs or from the conditions for participation, relative to other companies that do not participate in the programs we do or other companies could benefit from programs that we are not eligible to, or elect not to, participate in. To the extent that we participate in these programs or other similar programs, there is no assurance that such programs will remain available for sufficient periods of time or on acceptable terms to benefit us, and the expiration of such programs could have unintended adverse effects on us.

Unprecedented levels of market volatility could adversely affect our ability to meet our liquidity needs.

The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. Historically, a large portion of our credit card receivables have been financed using public and private asset-backed securities transactions. Due to the market disruptions, the asset-backed securitization market has not been available at suitable volume and pricing levels. It is difficult to predict if, or when, asset-backed securitization markets will return to their historical capacity and pricing levels and there can be no assurance that such markets will continue to be a reliable source of financing for our bank subsidiaries. If current levels of market disruption and volatility continue or worsen, we would need to seek other sources of financing to meet our liquidity needs, including using our current credit facility or brokered certificates of deposit and/or by seeking other funding sources, including certain of the government announced programs, such as the Term Asset-Backed Securities Loan Facility. However, under such extreme market conditions, there can be no assurance such agreements and other funding sources would be available or sufficient.

Increases in net charge-offs beyond our current estimates could have a negative impact on our operating income and profitability.

The primary risk associated with unsecured consumer lending is the risk of default or bankruptcy of the borrower, resulting in the borrower's balance being charged-off as uncollectible. We rely principally on the customer's creditworthiness for repayment of the loan and therefore have no other recourse for collection. We may not be able to successfully identify and evaluate the creditworthiness of cardholders to minimize delinquencies and losses. An increase in defaults or net charge-offs beyond historical levels will reduce the net spread available to us from the securitization master trust and could result in a reduction in finance charge income or a write-down of the interest-only strip and our retained interest in the securitization program represented in our consolidated balance sheets as due from securitization. General economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies that lead to greater credit losses. In addition to being affected by general economic conditions and the success of our collection and recovery efforts, our delinquency and net credit card receivable charge-off rates are affected by the credit risk of our credit card receivables and the average age of our various credit card account portfolios. The average age of our credit card receivables affects the stability of delinquency and loss rates of the portfolio. An older credit card portfolio generally drives a more stable performance in the portfolio. For 2008, our managed receivables net charge-off ratio was 7.3% compared to 5.8% and 5.0% for 2007 and 2006, respectively. Our pricing strategy may not offset the negative impact on profitability caused by increases in delinquencies and losses. Any material increases in delinquencies and losses beyond our current estimates could have a materially adverse impact on us and the value of our net retained interests in loans that we sell through securitizations.

Changes in the amount of payments and defaults by cardholders on credit card balances may cause a decrease in the estimated value of our interest-only strips.

The estimated fair value of our residual interest in our securitized credit card receivables, which we refer to as our interest-only strips, depends upon the anticipated cash flows of the related credit card receivables. A significant factor affecting the anticipated cash flows is the rate at which the underlying principal of the securitized credit card receivables is reduced. Other assumptions used in estimating the value of the interest-only strips include estimated future credit losses and a discount rate commensurate with the risks involved. The rate of cardholder payments or defaults on credit card balances may be affected by a variety of economic factors, including interest rates and the availability of alternative financing, most of which are not within our control. A decrease in interest rates could cause cardholder payments to increase, thereby requiring a write down of the interest-only strips. If payments from cardholders or defaults by cardholders exceed our estimates, we may be required to decrease the estimated value of the interest-only strips through a charge against earnings.

Interest rate increases could significantly reduce the amount we realize from the spread between the yield on our assets and our cost of funding.

Interest rate risk affects us directly in our lending and borrowing activities. Our total interest incurred was approximately $230.5 million for 2008, which includes both on-and off-balance sheet transactions. Of this total, $79.2 million of the interest expense for 2008 was attributable to on-balance sheet indebtedness and the remainder was attributable to our securitized credit card receivables, which are financed off-balance sheet. We enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes. At December 31, 2008, we had $6.3 billion of debt, including $3.9 billion of off-balance sheet debt from our securitization program.

	As of December 31, 2008		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$1,675.0	$2,200.7	$3,875.7
On-balance sheet	1,362.2	1,053.9	2,416.1
Total	$3,037.2	$3,254.6	$6,291.8

- At December 31, 2008, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.8% through interest rate swap agreements.
- At December 31, 2008, our fixed rate on-balance sheet debt was subject to fixed rates with a weighted average interest rate of 3.6%.

The approach we use to quantify interest rate risk is a sensitivity analysis, which we believe best reflects the risk inherent in our business. This approach calculates the impact on pre-tax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2008, a 1.0% increase in interest rates would have resulted in a decrease to fiscal year pre-tax income of approximately $30.9 million. Conversely, a corresponding decrease in interest rates would have resulted in a comparable increase to pre-tax income. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the appropriateness of the related assumptions.

We expect growth in our Private Label Credit and Private Label Services segments to result from new and acquired credit card programs whose credit card receivable performance could result in increased portfolio losses and negatively impact our net retained interests in loans securitized.

We expect an important source of growth in our credit card operations to come from the acquisition of existing credit card programs and initiating credit card programs with retailers who do not currently offer a private label or co-branded retail card. Although we believe our pricing and models for determining credit risk are designed to evaluate the credit risk of existing programs and the credit risk we are willing to assume for acquired and start-up programs, we cannot assure you that the loss experience on acquired and start-up programs will be consistent with our more established programs. The failure to successfully underwrite these credit card programs may result in defaults greater than our expectations and could have a materially adverse impact on us and the value of our net retained interests in receivables securitized.

As a result of our significant Canadian operations, our reported financial information will be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars.

A significant portion of our Loyalty Services segment revenue is derived from our operations in Canada, which transact business in Canadian dollars. Therefore, our reported financial information from quarter-to-quarter will be affected by changes in the exchange rate between the U.S. and Canadian dollars over the relevant periods. We do not hedge any of our exchange rate exposure in our Canadian operations. For the year ended December 31, 2008, a 10% decline of the Canadian dollar would have resulted in a decrease in pre-tax income of approximately $18.7 million.

The Canadian dollar has been trading at historically high rates against the U.S. dollar in recent periods. If the Canadian dollar were to decline in value in subsequent periods, our operating results would be negatively impacted and we would not have the benefit of the favorable revenue impact we have experienced in recent periods as a result of the strength of the Canadian dollar.

Our level of indebtedness could materially adversely affect our ability to generate sufficient cash to repay our outstanding debt, our ability to react to changes in our business and our ability to incur additional indebtedness to fund future needs.

We have a high level of indebtedness, which requires a high level of interest and principal payments. Subject to the limits contained in our senior credit facility, our note purchase agreement, our indenture governing the convertible senior notes and our other debt instruments, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of indebtedness could intensify. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our higher level of indebtedness, combined with our other financial obligations and contractual commitments, could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the indenture governing our convertible senior notes and the agreements governing our other indebtedness;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes;
- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage;
- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;
- reduce or delay investments and capital expenditures;
- cause any refinancing of our indebtedness to be at higher interest rates and require us to comply with more onerous covenants, which could further restrict our business operations; and
- prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the indenture governing the convertible senior notes.

The hedging activity related to our securitization trusts and our floating rate indebtedness subjects us to off-balance sheet counterparty risks relating to the creditworthiness of the commercial banks with whom we enter into hedging transactions.

In order to execute hedging strategies related to the securitization trusts and our floating rate indebtedness, we have entered into interest rate derivative contracts with commercial banks. These banks are otherwise known as counterparties. It is our policy to enter into such contracts with counterparties that are deemed to be creditworthy. However, if macro- or micro-economic events were to negatively impact these banks, the banks might not be able to honor their obligations either to us or to the securitization trusts and we might suffer a direct loss or a loss related to our residual interest in the securitization trusts.

Proposed changes to accounting standards could have a significant impact on the Company, the WFN Trusts, the WFC Trust or our bank subsidiaries.

In September 2008, the Financial Accounting Standards Board ("FASB") issued proposed amendments to Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140") and Financial Accounting Standards Board Interpretation No. 46R ("FIN No. 46R"). The proposed amendments would eliminate Qualifying Special Purpose Entities (QSPEs) from the guidance in SFAS No. 140. Currently, a significant portion of the credit card receivables originated by World Financial Network National Bank or World Financial Capital Bank and ultimately sold to the WFN Trusts or the WFC Trust, which are QSPEs, as part of our securitization program are not consolidated on the balance sheet of World Financial Network National Bank, World Financial Capital Bank or any of their affiliates, including the Company. One current consequence of this accounting treatment is that neither World Financial Network National Bank, World Financial Capital Bank nor any of their affiliates, including the Company, are required to include this portion of the receivables as an asset when calculating the banks' minimum regulatory capital ratios or allowances for loan losses. The amendments to SFAS No. 140 and FIN No. 46R, if adopted as proposed, may have a significant impact on the Company's consolidated financial statements as the Company may lose sales treatment for assets previously sold to the WFN Trusts and the WFC Trust as well as for future securitizations, which could result in all or some portion of the receivables being consolidated on the balance sheet of World Financial Network National Bank, World Financial Capital Bank or their affiliates, including the Company. It is not clear whether the proposed amendments to SFAS No. 140 and FIN No. 46R ultimately will be adopted by the FASB and if adopted what form they will take, how they will be implemented, how regulatory authorities will respond or how our bank subsidiaries or the Company may be affected. It is possible that these revisions will have an adverse impact on our bank subsidiaries or the Company.

Litigation against Blackstone Capital Partners V L.P. is costly and could be disruptive to our business.

We are currently pursuing legal action against Blackstone Capital Partners V L.P. in connection with the termination of the Merger Agreement, dated as of May 17, 2007, among us, Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc.) and Aladdin Merger Sub, Inc., pursuant to which we were to be acquired by affiliates of The Blackstone Group L.P. Further, we may be exposed to additional litigation claims relating to the proposed Blackstone merger and the termination of the related merger agreement. Regardless of the outcome, we have and may continue to incur substantial expenses in connection with such litigation. In addition, the potential of such litigation to divert the time and attention of our management from our day-to-day business is substantial. As with any litigation, we cannot predict with certainty the outcome of the proceedings, but the costs and time expended for such litigation could have a material negative impact on our results of operations and financial condition and could adversely affect our stock price.

We rely on third party vendors to provide products and services. Our profitability could be adversely impacted if they fail to fulfill their obligations.

The failure of our suppliers to deliver products and services in sufficient quantities and in a timely manner could adversely affect our business. If our significant vendors were unable to renew our existing contracts we might not be able to replace the related product or service at the same cost which would negatively impact our profitability.

If actual redemptions by AIR MILES Reward Program collectors are greater than expected, or if the costs related to redemption of AIR MILES reward miles increase, our profitability could be adversely affected.

A portion of our revenue is based on our estimate of the number of AIR MILES reward miles that will go unused by the collector base. The percentage of unredeemed AIR MILES reward miles is known as "breakage" in the loyalty industry. AIR MILES reward miles currently do not expire. We experience breakage when AIR MILES reward miles are not redeemed by collectors for a number of reasons, including:

- loss of interest in the program or sponsors;
- collectors moving out of the program area; and
- death of a collector.

If actual redemptions are greater than our estimates, our profitability could be adversely affected due to the cost of the excess redemptions.

Our AIR MILES Reward Program also exposes us to risks arising from potentially increasing reward costs. Our profitability could be adversely affected if costs related to redemption of AIR MILES reward miles increase. A 10% increase in the cost of redemptions would have resulted in a decrease in pre-tax income of $35.7 million for the year ended December 31, 2008.

The loss of our most active AIR MILES Reward Program collectors could negatively affect our growth and profitability.

Our most active AIR MILES Reward Program collectors drive a disproportionately large percentage of our AIR MILES Reward Program revenue. The loss of a significant portion of these collectors, for any reason, could impact our ability to generate significant revenue from sponsors. The continued attractiveness of our loyalty and rewards programs will depend in large part on our ability to remain affiliated with sponsors that are desirable to consumers and to offer rewards that are both attainable and attractive.

If we fail to identify suitable acquisition candidates, or to integrate the businesses we acquire, it could negatively affect our business.

Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed to our growth in revenue and profitability. We believe that acquisitions will continue to be a key component of our growth strategy. However, we may not be able to continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth could be impaired.

There are numerous risks associated with acquisitions, including:

- the difficulty and expense that we incur in connection with the acquisition;
- adverse accounting consequences of conforming the acquired company's accounting policies to ours;
- the diversion of management's attention from other business concerns;
- the potential loss of customers or key employees of the acquired company;
- the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations of the acquired business; and
- the assumption of unknown liabilities of the acquired company.

Acquisitions that we make may not be successfully integrated into our ongoing operations and we may not achieve any expected cost savings or other synergies from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Legislation relating to consumer privacy may affect our ability to collect data that we use in providing our loyalty and marketing services, which, among other things, could negatively affect our ability to satisfy our clients' needs.

The enactment of new or amended legislation or industry regulations arising from public concern over consumer privacy issues could have a material adverse impact on our marketing services. Legislation or industry regulations regarding consumer privacy issues could place restrictions upon the collection, sharing and use of information that is currently legally available, which could materially increase our cost of collecting some data. These types of legislation or industry regulations could also prohibit us from collecting or disseminating certain types of data, which could adversely affect our ability to meet our clients' requirements and our profitability and cash flow. In addition to the United States and Canadian regulations discussed below, we have expanded our marketing services through the acquisition of companies formed and operating in foreign jurisdictions that may be subject to additional or more stringent legislation and regulations regarding consumer privacy.

In the United States, federal and state laws such as the federal Gramm-Leach-Bliley Act and the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003, make it more difficult to collect, share and use information that has previously been legally available and may increase our costs of collecting some data. Regulations under these acts give cardholders the ability to "opt out" of having information generated by their credit card purchases shared with other affiliated and unaffiliated parties or the public. Our ability to gather, share and utilize this data will be adversely affected if a significant percentage of the consumers whose purchasing behavior we track elect to "opt out," thereby precluding us and our affiliates from using their data.

In the United States, the federal Do-Not-Call Implementation Act makes it more difficult to telephonically communicate with prospective and existing customers. Similar measures were implemented in Canada beginning September 1, 2008. Regulations in both the United States and Canada give consumers the ability to "opt out," through a national do-not-call registry and state do-not-call registries of having telephone solicitations placed to them by companies that do not have an existing business relationship with the consumer. In addition, regulations require companies to maintain an internal do-not-call list for those who do not want the companies to solicit them through telemarketing. These regulations could limit our ability to provide services and information to our clients. Failure to comply with these regulations could have a negative impact on our reputation and subject us to significant penalties.

In the United States, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 restricts our ability to send commercial electronic mail messages, the primary purpose of which is advertising or promoting a commercial product or service, to our customers and prospective customers. The act requires that a commercial electronic mail message provide the customers with an opportunity to opt-out from receiving future commercial electronic mail messages from the sender. Failure to comply with the terms of this act could have a negative impact on our reputation and subject us to significant penalties.

In Canada, the Personal Information Protection and Electronic Documents Act requires an organization to obtain a consumer's consent to collect, use or disclose personal information. Under this act, consumer personal information may be used only for the purposes for which it was collected. We allow our customers to voluntarily "opt out" from receiving either one or both promotional and marketing mail or promotional and marketing electronic mail. Heightened consumer awareness of, and concern about, privacy may result in customers "opting out" at higher rates than they have historically. This would mean that a reduced number of customers would receive bonus and promotional offers and therefore those customers may collect fewer AIR MILES reward miles.

Failure to safeguard our databases and consumer privacy could affect our reputation among our clients and their customers, and may expose us to legal claims.

As part of our AIR MILES Reward Program, targeted marketing services programs and credit card programs, we maintain marketing databases containing information on consumers' account transactions. Although we have extensive security procedures, our databases may be subject to unauthorized access. If we experience a security breach, the integrity of our databases could be affected. Security and privacy concerns may cause consumers to resist providing the personal data necessary to support our profiling capability. The use of our loyalty, marketing services or credit card programs could decline if any compromise of security occurred. In addition, any unauthorized release of customer information or any public perception that we released consumer information without authorization, could subject us to legal claims from consumers or regulatory enforcement actions and adversely affect our client relationships.

Loss of data center capacity, interruption of telecommunication links, computer viruses or inability to utilize proprietary software of third party vendors could affect our ability to timely meet the needs of our clients and their customers.

Our ability to protect our data centers against damage or inoperability from fire, power loss, telecommunications failure, computer viruses and other disasters is critical. In order to provide many of our services, we must be able to store, retrieve, process and manage large amounts of data and periodically expand and upgrade our database capabilities. Any damage to our data centers, any failure of our telecommunication links that interrupts our operations or any impairment of our ability to use our software or the proprietary software of third party vendors, including impairments due to virus attacks, could adversely affect our ability to meet our clients' needs and their confidence in utilizing us for future services.

Current and proposed regulation and legislation relating to our retail credit services could limit our business activities, product offerings and fees charged.

Various federal and state laws and regulations significantly limit the retail credit services activities in which we are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we can impose on consumers, limit or proscribe certain other terms of our products and services, require specified disclosures to consumers, or require that we maintain certain licenses, qualifications and minimum capital levels. In some cases, the precise application of these statutes and regulations is not clear. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a materially adverse effect on our profitability or further restrict the manner in which we conduct our activities. In December 2008, the Federal Reserve Board promulgated final rules amending both Regulation AA (Unfair or Deceptive Acts or Practices) and Regulation Z (Truth in Lending Act). These rules, which become effective July 1, 2010, act to limit or modify certain credit card practices and require increased disclosures to consumers. The credit card practices addressed by the rules include, but are not limited to, restrictions on the application of rate increases to existing and new balances, payment allocation, default pricing and two-cycle billing. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in their interpretation, could have a materially adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our profitability.

Our failure to protect our intellectual property rights may harm our competitive position, and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Third parties may infringe or misappropriate our trademarks or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. The actions we take to protect our trademarks and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We may not be able to prevent infringement of our intellectual property rights or misappropriation of our proprietary information. Any infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights. Third parties may also assert infringement claims against us. Any claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of our time and resources. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

Airline or travel industry disruptions, such as an airline insolvency, could negatively affect the AIR MILES Reward Program, our revenues and profitability.

Air travel is one of the appeals of the AIR MILES Reward Program to collectors. As a result of airline insolvencies and restructurings, we may experience service disruptions that prevent us from fulfilling collectors' flight redemption requests. If one of our existing airline suppliers sharply reduces its fleet capacity and route network, we may not be able to satisfy our collectors' demands for airline tickets. Tickets from other airlines, if available, could be more expensive than a comparable ticket under our current supply agreements with existing suppliers, and the routes offered by the other airlines may be inadequate, inconvenient or undesirable to the redeeming collectors. As a result, we may experience higher air travel redemption costs and collector satisfaction with the AIR MILES Reward Program might be adversely affected.

As a result of airline or travel industry disruptions, political instability, terrorist acts or war, some collectors could determine that air travel is too dangerous or burdensome. Consequently, collectors might forego redeeming AIR MILES reward miles for air travel and therefore might not participate in the AIR MILES Reward Program to the extent they previously did, which could adversely affect our revenue from the program.

Our bank subsidiaries are subject to extensive federal regulation that may require us to make capital contributions to them, and that may restrict the ability of these subsidiaries to make cash available to us.

Federal and state laws and regulations extensively regulate the operations of our credit card services bank subsidiary, World Financial Network National Bank, as well as our industrial bank, World Financial Capital Bank. Many of these laws and regulations are intended to maintain the safety and soundness of World Financial Network National Bank and World Financial Capital Bank, and they impose significant restraints on them to which other non-regulated entities are not subject. As a national bank, World Financial Network National Bank is subject to overlapping supervision by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, or the OCC, and the Federal Deposit Insurance Corporation, or the FDIC. As an industrial bank, World Financial Capital Bank is subject to overlapping supervision by the FDIC and the State of Utah. World Financial Network National Bank and World Financial Capital Bank must maintain minimum amounts of regulatory capital. If World Financial Network National Bank and World Financial Capital Bank do not meet these capital requirements, their respective regulators have broad discretion to institute a number of corrective actions that could have a direct material effect on our financial statements. World Financial Capital Bank, as an institution insured by the FDIC, must maintain certain capital ratios, paid-in capital minimums and adequate allowances for loan losses. World Financial Network National Bank must meet specific guidelines that involve measures and ratios of its assets, liabilities, regulatory capital, interest rate exposure and certain off-balance sheet items under regulatory accounting standards, among other factors. In addition, as part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with it and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines, and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. If either World Financial Network National Bank or World Financial Capital Bank were to fail to meet any of the capital requirements to which it is subject, we may be required to provide them with additional capital, which could impair our ability to service our indebtedness.

Before World Financial Network National Bank can pay dividends to us, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, World Financial Network National Bank may pay dividends only to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, World Financial Network National Bank must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that World Financial Network National Bank is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, that regulatory authority may require, after notice and hearing, that World Financial Network National Bank cease and desist from the unsafe practice. To pay any dividend, World Financial Capital Bank must also maintain adequate capital above regulatory guidelines. Accordingly, neither World Financial Network National Bank nor World Financial Capital Bank may be able to make any of its cash or other assets available to us, including servicing our indebtedness.

If our bank subsidiaries fail to meet certain criteria, we may become subject to regulation under the Bank Holding Company Act, which would force us to cease all of our non-banking activities and thus cause a drastic reduction in our profits and revenue.

If either of our depository institution subsidiaries failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates (which exemptions are described below), and if we did not divest such depository institution upon such an occurrence, we would become subject to regulation under the Bank Holding Company Act. This would require us to cease certain of our activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act. One of our depository institution subsidiaries, World Financial Network National Bank, is a limited-purpose national credit card bank located in Ohio. World Financial Network National Bank will not be a "bank" as defined under the Bank Holding Company Act so long as it remains in compliance with the following requirements:

- it engages only in credit card operations;
- it does not accept demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties;
- it does not accept any savings or time deposits of less than $100,000, except for deposits pledged as collateral for its extensions of credit;
- it maintains only one office that accepts deposits; and
- it does not engage in the business of making commercial loans.

Our other depository institution subsidiary, World Financial Capital Bank, is a Utah industrial bank that is authorized to do business by the State of Utah and the FDIC. World Financial Capital Bank will not be a "bank" as defined under the Bank Holding Company Act so long as it remains an industrial bank in compliance with the following requirements:

- it is an institution organized under the laws of a state which, on March 5, 1987, had in effect or had under consideration in such state's legislature a statute which required or would require such institution to obtain insurance under the Federal Deposit Insurance Act; and
- it does not accept demand deposits that the depositor may withdraw by check or similar means for payment to third parties.

If our industrial bank fails to meet the requirements of the FDIC or State of Utah, we may be subject to termination of our industrial bank.

Our industrial bank, World Financial Capital Bank, is authorized to do business by the State of Utah and the FDIC. World Financial Capital Bank is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If World Financial Capital Bank fails to meet the requirements of the FDIC or the State of Utah, it may be subject to termination as an industrial bank.

Competition in our industries is intense and we expect it to intensify.

The markets for our products and services are highly competitive and we expect competition to intensify in each of those markets. Many of our current competitors have longer operating histories, stronger brand names and greater financial, technical, marketing and other resources than we do. Certain of our segments also compete against in-house staffs of our current clients and others or internally developed products and services by our current clients and others. For example, as a result of increasing competitors in the loyalty market, including from Aeroplan, Air Canada's frequent flyer program, we may experience greater competition in attracting and retaining sponsors in our AIR MILES Reward Program. Our ability to generate significant revenue from clients and partners will depend on our ability to differentiate ourselves through the products and services we provide and the attractiveness of our programs to consumers. We may not be able to compete successfully against our current and potential competitors.

In 2008, our Private Label Services segment derived approximately 97.1% of its revenue from servicing cardholder accounts for the Private Label Credit segment. If the Private Label Credit segment suffered a significant client loss, our revenue and profitability attributable to the Private Label Services segment could be materially and adversely affected.

Our Private Label Services segment performs card processing and servicing activities for cardholder accounts generated by our Private Label Credit segment. During 2008, our Private Label Services segment derived $371.6 million, or 97.1%, of its revenues, from these services for our Private Label Credit segment. The financial performance of our Private Label Services segment, therefore, is linked to the activities of our Private Label Credit segment. If the Private Label Credit segment were to lose a significant client, our revenue and profitability attributable to the Private Label Services segment could be materially and adversely affected.

Anti-takeover provisions in our organizational documents, Delaware law and the fundamental change purchase rights of our convertible senior notes may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent or delay change of control transactions or attempts by our stockholders to replace or remove our current management.

Delaware law, as well as provisions of our certificate of incorporation, bylaws and debt instruments, could discourage unsolicited proposals to acquire us, even though such proposals may be beneficial to our stockholders.

These include:

- a board of directors classified into three classes of directors with the directors of each class having staggered, three-year terms;
- our board's authority to issue shares of preferred stock without further stockholder approval;
- provisions of Delaware law providing that directors serving on staggered boards of directors, such as ours, may be removed only for cause; and
- fundamental change purchase rights of our convertible senior notes, which allow such noteholders to require us to purchase all or a portion of their convertible senior notes upon the occurrence of a fundamental change, as well as provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline or delay or prevent our stockholders from receiving a premium over the market price of our common stock that they might otherwise receive.

Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.

As of February 20, 2009, we had an aggregate of 101,606,866 shares of our common stock authorized but unissued and not reserved for specific purposes. In general, we may issue all of these shares without any action or approval by our stockholders. We have reserved 21,003,000 shares of our common stock for issuance under our employee stock purchase plan and our long-term incentive plans, of which 7,085,810 shares are issuable upon vesting of restricted stock awards, restricted stock units, and upon exercise of options granted as of February 20, 2009, including options to purchase approximately 3,504,337 shares exercisable as of February 20, 2009 or that will become exercisable within 60 days after February 20, 2009. We have reserved for issuance 1,500,000 shares of our common stock, 952,880 of which remain issuable, under our 401(k) and Retirement Savings Plan. In addition, we may pursue acquisitions of competitors and related businesses and may issue shares of our common stock in connection with these acquisitions. Sales or issuances of a substantial number of shares of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock, and any sale or issuance of our common stock will dilute the percentage ownership held by our stockholders.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant.

Conversion of the convertible senior notes may dilute the ownership interest of existing stockholders.

The conversion of some or all of the convertible senior notes may dilute the ownership interests of existing stockholders. Any sales in the public market of any of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the conversion of the convertible senior notes into shares of our common stock or a combination of cash and shares of our common stock could depress the price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2008, we leased approximately 55 general office properties worldwide, comprising over 2.5 million square feet. These facilities are used to carry out our operational, sales and administrative functions. Our principal facilities are as follows:

Location	Segment	Approximate Square Footage	Lease Expiration Date
Dallas, Texas	Corporate	230,061	October 31, 2010
Dallas, Texas	Corporate	61,750	July 31, 2017
Columbus, Ohio	Corporate, Private Label Credit	199,112	November 30, 2017
Columbus, Ohio	Private Label Services	103,161	January 31, 2014
Westerville, Ohio	Private Label Services	100,800	May 31, 2011
Toronto, Ontario, Canada	Loyalty Services	176,566	September 30, 2017
Toronto, Ontario, Canada	Loyalty Services	16,124	October 31, 2014
New York, New York	Epsilon Marketing Services	50,648	January 31, 2018
Wakefield, Massachusetts	Epsilon Marketing Services	113,433	December 31, 2020
Irving, Texas	Epsilon Marketing Services	150,232	June 30, 2018
Thornton, Colorado	Epsilon Marketing Services	7,148	January 31, 2012
Lafayette, Colorado	Epsilon Marketing Services	80,132	April 30, 2016
Earth City, Missouri	Epsilon Marketing Services	116,783	September 30, 2012

We believe our current and proposed facilities are suitable to our businesses and that we will be able to lease, purchase or newly construct additional facilities as needed.

Item 3. Legal Proceedings

On May 17, 2007, we entered into an Agreement and Plan of Merger by and among the Company, Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc., "Parent") and Aladdin Merger Sub, Inc. ("Merger Sub" and together with Parent, the "Blackstone Entities") (the "Merger Agreement"), pursuant to which the Company was to be acquired by affiliates of The Blackstone Group L.P. (the "Merger").

On January 25, 2008, Parent informed us in a written notice that it did not anticipate the condition to closing the Merger relating to obtaining approvals from the office of the Comptroller of the Currency would be satisfied.

On January 30, 2008, we filed a lawsuit against the Blackstone Entities in the Delaware Court of Chancery, seeking specific performance to compel the Blackstone Entities to comply with their obligations under the Merger Agreement, including their covenants to obtain required regulatory approvals and to consummate the Merger. On February 8, 2008, we filed a motion to dismiss this lawsuit without prejudice in response to the Blackstone Entities' confirmation of their commitment to work to consummate the Merger.

On March 17, 2008, we notified the Blackstone Entities that they were in breach of the Merger Agreement and demanded that the Blackstone Entities cure the breaches including, among other things, obtaining required regulatory approvals from the OCC and the FDIC.

On April 18, 2008, Parent repudiated the Merger Agreement by sending us a notice purporting to terminate the contract. The notice of termination was ineffective because the Merger Agreement cannot be terminated under the relevant termination provision by a party that is in breach. Subsequently, on April 18, 2008, we terminated the Merger Agreement because of the Blackstone Entities' repudiation and their refusal to timely cure their breaches and perform their covenants and agreements, thereby causing specified closing conditions not to be satisfied.

Pursuant to the Merger Agreement, if we terminate the Merger Agreement as a result of Parent's or Merger Sub's breach or failure to perform that causes specified closing conditions not to be satisfied, Parent is required to pay, or cause to be paid, to us a fee of $170.0 million (the "Business Interruption Fee"). Blackstone Capital PartnersV L.P. ("BCP V") provided a limited guarantee pursuant to which, among other things, BCP V guarantees payment of the Business Interruption Fee and up to $3.0 million of other amounts for which the Blackstone Entities are liable under the Merger Agreement. We have demanded that Parent pay the Business Interruption Fee, and commenced litigation on April 18, 2008 seeking full and timely payment of this fee by BCP V, as guarantor of the fee, in the New York State Supreme Court (the "New York action").

On April 21, 2008, the Blackstone Entities filed an action for declaratory judgment in the Delaware Court of Chancery against us seeking an order declaring that, among other things, the Blackstone Entities are not in breach of the Merger Agreement and that they are not obligated to pay the Business Interruption Fee (the "Delaware declaratory judgment action").

On May 30, 2008, we filed a breach of contract in the Delaware Court of Chancery against BCP V, Parent and Merger Sub seeking payment of the Business Interruption Fee (the "Delaware contract action").

Pursuant to the parties' agreement, the New York action was stayed pending completion of the Delaware contract action, and the Blackstone Entities voluntarily dismissed the Delaware declaratory judgment action. We filed an amended complaint in the Delaware contract action on June 25, 2008, asserting the same claims seeking payment of the Business Interruption Fee, though Merger Sub was dropped as a defendant. The remaining defendants, BCP V and Parent, filed a motion to dismiss the amended complaint on July 14, 2008. We filed our opposition brief to the motion to dismiss the amended complaint on August 13, 2008, and defendants filed their reply brief on August 27, 2008. A hearing on the motion to dismiss was held on October 17, 2008. The Delaware Court of Chancery granted defendants motion to dismiss the amended complaint on January 15, 2009. We filed a notice of appeal from the Delaware Court of Chancery's opinion and order dismissing the amended complaint in its entirety with the Delaware Supreme Court on February 12, 2009.

In addition, from time to time we are involved in various claims and lawsuits arising in the ordinary course of our business that we believe will not have a material adverse affect on our business or financial condition, including claims and lawsuits alleging breaches of our contractual obligations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the security holders during the fourth quarter of 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange and trades under the symbol "ADS." The following table sets forth for the periods indicated the high and low composite per share prices as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2008		
First quarter	$75.00	$39.54
Second quarter	62.50	47.00
Third quarter	67.68	47.54
Fourth quarter	66.15	34.76
Fiscal Year Ended December 31, 2007		
First quarter	$68.10	$56.78
Second quarter	80.30	61.15
Third quarter	79.60	70.88
Fourth quarter	80.79	63.65

Holders

As of February 20, 2009, the closing price of our common stock was $29.60 per share, there were 59,607,219 shares of our common stock outstanding, and there were approximately 41 holders of record of our common stock.

Dividends

We have never declared or paid any dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board deems relevant. In addition, under the terms of our credit facility, we are restricted in the amount of any dividends or return of capital, other distribution, payment or delivery of property or cash to our common stockholders.

Issuer Purchases of Equity Securities

On October 3, 2006, we announced that our Board of Directors authorized a stock repurchase program to acquire up to $600.0 million of our outstanding common stock through December 2008, in addition to any amount remaining available at the expiration of a prior stock repurchase program. We acquired the full amount authorized under this stock repurchase program by July 2008. On July 30, 2008, we announced that our Board of Directors authorized a subsequent stock repurchase program to acquire up to an additional $1.3 billion of our outstanding common stock through December 2009. As of December 31, 2008, we had repurchased 25,803,960 shares of our common stock for approximately $1,404.2 million under all stock repurchase programs authorized since June 2005.

The following table presents information with respect to those purchases of our common stock made during the three months ended December 31, 2008:

Period	Total Number of Shares Purchased[(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[(2)]
				(In millions)
During 2008:				
October 1-31	1,119,883	$50.50	1,112,900	$871.6
November 1-30	991,915	41.39	985,200	830.8
December 1-31	813,256	43.34	807,300	795.8
Total	2,925,054	$45.42	2,905,400	$795.8

(1) During the period represented by the table, 19,654 shares of our common stock were purchased by the administrator of our 401(k) and Retirement Saving Plan for the benefit of the employees who participated in that portion of the plan.

(2) On October 3, 2006, we announced that our Board of Directors authorized a stock repurchase program to acquire up to $600.0 million of our outstanding common stock through December 2008, in addition to any amount remaining available at the expiration of a prior stock repurchase program. We acquired the full amount authorized under this stock repurchase program by July 2008. On July 30, 2008, we announced that our Board of Directors authorized a subsequent stock repurchase program to acquire up to an additional $1.3 billion of our outstanding common stock through December 2009.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to shares of our common stock that may be issued under the 2003 Long Term Incentive Plan, the Amended and Restated Stock Option Plan, the 2005 Long Term Incentive Plan, the Executive Annual Incentive Plan or the Amended and Restated Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	3,614,339	$32.90	1,266,683[(1)]
Equity compensation plans not approved by security holders	None	N/A	None
Total	3,614,339	$32.90	1,266,683

(1) Includes 774,655 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan.

Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return on our common stock since December 31, 2003, with the cumulative total return over the same period of (1) the S&P 500 Index and (2) a peer group selected by us.

The companies in the peer group are Affiliated Computer Services, Inc., American Express Company, Acxiom Corporation, Capital One Financial Corporation, Fidelity National Information Services, Inc., Convergys

Corporation, DST Systems, Inc., Fiserv, Inc., Global Payments Inc., Harte-Hanks, Inc., MasterCard, Incorporated, The Western Union Company, and Total Systems Services, Inc.

Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2003 in our common stock and in each of the indices and assumes reinvestment of dividends, if any. Also pursuant to SEC rules, the returns of each of the companies in the peer group are weighted according to the respective company's stock market capitalization at the beginning of each period for which a return is indicated. Historical stock prices are not indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG ALLIANCE DATA SYSTEMS CORPORATION,
S&P 500 INDEX AND PEER GROUP INDEX


DOLLARS
350
300
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
ALLIANCE DATA SYSTEMS
PEER GROUP INDEX
S&P 500 INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2008

	Alliance Data Systems Corporation	S&P 500	Peer Group
December 31, 2003	$ 100	$ 100	$ 100
December 31, 2004	171.53	110.88	116.21
December 31, 2005	128.61	116.33	121.78
December 31, 2006	225.69	134.70	136.10
December 31, 2007	270.92	142.10	132.09
December 31, 2008	168.10	89.53	68.72

Our future filings with the SEC may "incorporate information by reference", including this Form 10-K. Unless we specifically state otherwise, this Performance Graph shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. Selected Financial Data

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Form 10-K. The fiscal year financial information included in the table below for the years ended December 31, 2008, 2007 and 2006 is derived from audited financial statements. Information for the year ended December 31, 2005 and 2004 can be found in our previously filed Current Report on Form 8-K dated May 30, 2008. The Company's financial statements have been presented with our merchant and utility services businesses as discontinued operations. All historical statements have been restated to conform to this presentation.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Income statement data					
Total revenue	$2,025,267	$1,962,159	$1,650,549	$1,232,480	$956,636
Cost of operations (exclusive of amortization and depreciation disclosed separately below)(1)	1,342,039	1,304,631	1,095,929	833,283	641,067
General and administrative(1)	82,804	80,898	91,815	88,797	75,819
Depreciation and other amortization	68,527	59,688	48,499	40,545	37,369
Amortization of purchased intangibles	67,291	67,323	40,926	23,004	13,415
Loss on sale of assets	1,052	16,045	—	—	—
Merger costs	3,053	12,349	—	—	—
Total operating expenses	1,564,766	1,540,934	1,277,169	985,629	767,670
Operating income	460,501	421,225	373,380	246,851	188,966
Fair value loss on interest rate derivative	—	—	—	—	808
Interest expense, net	63,648	69,381	40,722	13,905	6,651
Income from continuing operations before income taxes	396,853	351,844	332,658	232,946	181,507
Provision for income taxes	153,454	137,403	126,261	86,318	67,560
Income from continuing operations	243,399	214,441	206,397	146,628	113,947
Loss from discontinued operations, net of taxes	(26,006)	(50,380)	(16,792)	(7,883)	(11,576)
Net income	$ 217,393	$ 164,061	$ 189,605	$ 138,745	$102,371
Income from continuing operations per share—basic	$ 3.40	$ 2.74	$ 2.59	$ 1.78	$ 1.41
Income from continuing operations per share—diluted	$ 3.31	$ 2.65	$ 2.53	$ 1.73	$ 1.36
Net income per share—basic	$ 3.04	$ 2.09	$ 2.38	$ 1.69	$ 1.27
Net income per share—diluted	$ 2.95	$ 2.03	$ 2.32	$ 1.64	$ 1.22
Weighted average shares used in computing per share amounts—basic	71,502	78,403	79,735	82,208	80,614
Weighted average shares used in computing per share amounts—diluted	73,640	80,811	81,686	84,637	84,040

(1) Included in general and administrative is stock compensation expense of $18.9 million, $20.7 million, $15.5 million, $7.9 million, and $10.6 million for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively. Included in cost of operations is stock compensation expense of $29.8 million, $27.6 million, $20.3 million, $3.0 million, and $4.4 million, for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Adjusted EBITDA[(2)]					
Adjusted EBITDA	$ 655,161	$ 632,185	$ 498,596	$ 321,361	$ 254,707
Other financial data					
Cash flows from operating activities	$ 451,019	$ 571,521	$ 397,910	$ 109,081	$ 348,629
Cash flows from investing activities	$ (512,518)	$ (694,808)	$ (472,102)	$ (330,951)	$ (399,859)
Cash flows from financing activities	$ (20,306)	$ 197,075	$ 112,270	$ 278,579	$ 66,369
Segment Operating data					
Private label statements generated	125,230	135,261	135,764	124,836	123,292
Credit sales	$7,272,893	$7,502,947	$7,444,298	$6,582,800	$6,227,421
Average managed receivables	$3,919,353	$3,909,627	$3,640,057	$3,170,485	$3,021,800
AIR MILES reward miles issued	4,463,181	4,143,000	3,741,834	3,246,553	2,834,125
AIR MILES reward miles redeemed	3,121,799	2,723,524	2,456,932	2,023,218	1,782,185

(2) See "Use of Non-GAAP Financial Measures" set forth in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 39 for a discussion of our use of adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

	As of December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Balance sheet data					
Seller's interest and credit card receivables, net	$ 639,573	$ 652,434	$ 569,389	$ 479,108	$ 248,074
Redemption settlement assets, restricted	531,594	317,053	260,957	260,963	243,492
Total assets	4,357,039	4,162,395	3,481,199	2,996,096	2,300,996
Deferred revenue	995,634	828,348	651,506	610,533	547,123
Certificates of deposit	688,900	370,400	299,000	379,100	94,700
Long-term and other debt, including current maturities	1,727,175	957,650	741,618	452,449	334,968
Total liabilities	3,962,919	2,965,429	2,409,666	2,074,989	1,430,476
Total stockholders' equity	394,120	1,196,966	1,071,533	921,107	870,520

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

We are a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. We offer a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label retail credit card programs. We focus on facilitating and managing interactions between our clients and their customers through a variety of consumer marketing channels, including in-store, catalog, mail, telephone and on-line. We capture data created during each customer interaction, analyze the data and leverage the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty. We believe that our services are becoming increasingly valuable as companies continue to shift their marketing resources away from traditional mass marketing campaigns toward more targeted marketing programs that provide measurable returns on marketing investments. We operate in the following business segments: Loyalty Services, Epsilon Marketing Services, Private Label Credit and Private Label Services.

Loyalty Services. The Loyalty Services segment generates revenue primarily from our coalition loyalty program in Canada.

In our AIR MILES Reward Program, we primarily collect fees from our clients based on the number of AIR MILES reward miles issued and, in limited circumstances, the number of AIR MILES reward miles redeemed. All of the fees collected for AIR MILES reward miles issued are deferred and recognized over time. AIR MILES reward miles issued and AIR MILES reward miles redeemed are the two primary drivers of Loyalty Services' revenue and indicators of the success of the program. These two drivers are also important in the revenue recognition process.

- AIR MILES Reward Miles Issued: The number of AIR MILES reward miles issued reflects the buying activity of the collectors at our participating sponsors, who pay us a fee per AIR MILES reward mile issued. The fees collected from sponsors for the issuance of AIR MILES reward miles represent future revenue and earnings for us. The revenue related to the service element of the AIR MILES reward miles (which consists of marketing and administrative services provided to sponsors) is initially deferred and amortized over a period of 42 months, which is the estimated life of an AIR MILES reward mile, beginning with the issuance of the AIR MILES reward mile and ending upon its expected redemption.
- AIR MILES Reward Miles Redeemed: Redemptions show that collectors are redeeming AIR MILES reward miles to collect the rewards that are offered through our programs, which is an indicator of the success of the program. We also recognize revenue from the redemptions of AIR MILES reward miles by collectors. The revenue related to the redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that we estimate will go unused by the collector base or "breakage." We currently estimate breakage to be 28% of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile in the periods presented. Our estimated breakage changed from one-third to 28% effective June 1, 2008. See Note 10 "Deferred Revenue" of our consolidated financial statements for additional information.

Our AIR MILES Reward Program tends to be more resilient to economic swings, because many of our sponsors are in non-discretionary retail categories such as grocery stores, gas stations and pharmacies. Additionally, we target the sponsors' most loyal customers, who we believe are unlikely to significantly change their spending patterns. We are impacted by changes in the exchange rate between the U.S. dollar and the Canadian dollar.

Epsilon Marketing Services. Epsilon Marketing Services is a leader in providing integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services. Epsilon Marketing Services has over 500 clients, primarily in the financial services, specialty retail, hospitality and pharmaceutical end-markets.

Private Label Services. The Private Label Services segment primarily generates revenue based on the number of statements generated, customer calls handled, remittance processing, customer care and various marketing services. Statements generated represent the number of statements generated for our credit cards. The number of statements generated in any given period is a fairly reliable indicator of the number of active account holders during that period.

Companies are increasingly outsourcing their non-core processes such as billing and customer care. The Private Label Services segment is primarily affected by those industry trends that affect our Private Label Credit segment as discussed below.

Private Label Credit. The Private Label Credit segment provides risk management solutions, account origination and funding services for our more than 100 private label retail and co-branded credit card programs. Private Label Credit primarily generates revenue from securitization income, servicing fees from our securitization trusts and merchant discount fees. Private label credit sales and average managed receivables are the two primary drivers of revenue for this segment.

- Private Label Credit Sales: This represents the dollar value of private label retail card sales that occur at our clients' point of sale terminals or through catalogs or web sites. Generally, we are paid a percentage of these sales, referred to as merchant discount, from the retailers that utilize our program. Private label credit sales typically lead to higher portfolio balances as cardholders finance their purchases through our credit card banks.
- Average Managed Receivables: This represents the average balance of outstanding receivables from our cardholders at the beginning of each month during the period in question. Customers are assessed a finance charge based on their outstanding balance at the end of a billing cycle. There are many factors that drive the outstanding balances, such as payment rates, charge-offs, recoveries and delinquencies. Management actively monitors all of these factors.

The Private Label Credit segment is affected by increased outsourcing in targeted industries. The growing trend of outsourcing private label retail card programs leads to increased accounts and balances to finance. We focus our sales efforts on prime borrowers and do not target sub-prime borrowers. Additionally, economic trends can impact this segment. Interest expense is a significant component of operating costs for the securitization trusts.

Corporate/Other. This includes corporate overhead which is not allocated to our segments, as well as all other immaterial businesses.

When there are areas in our business units that no longer align with our strategy, we may explore the sale of those assets. On November 7, 2007 we sold ADS MB Corporation, which operated our mail services business. These mail services included personalized customer communications and intelligent inserting and commingling capabilities for clients in the financial services, healthcare, retail, government and utilities end markets.

In March 2008, we determined that our merchant services and utility services businesses were not aligned with our long-term strategy and committed to a disposition plan for these businesses. In May 2008, we sold our merchant services business; in July 2008, we sold the majority of our utility services business; and in February 2009, we completed the sale of the remainder of our utility services business.

2009 Outlook

Despite the difficult current macro-environment, we expect solid growth to continue during 2009. We expect that Loyalty Services will have growth, in local currency, in revenue and adjusted EBITDA in the mid-teens, more in line with its historical growth rates. We expect relationships with our sponsors to expand and grow, while adding new sponsors and expanding into new categories. However, we expect that our results will be negatively impacted by changes in the value of the Canadian dollar. We expect Epsilon Marketing Services will have growth rates in revenue and adjusted EBITDA in a similar range as achieved during 2008, as the demand for database, analytics and interactive services should continue. For Private Label Credit, we expect credit losses to average approximately 9.2%, in line with expected unemployment rate movement. However, we expect to mitigate the impact of higher credit losses with portfolio growth from 2008 signings coupled with the benefit of a lower cost of funds as spreads continue to narrow in 2009. In addition, we expect strong cash flow generation, with capital expenditures of approximately 3% of revenue. We also expect our earnings per share to benefit from the share repurchase programs. Overall, we expect to see moderate Adjusted EBITDA growth overall, despite the difficult macro-environment.

Year in Review Highlights

Our results for the year ended December 31, 2008 included the following significant agreements and continued selective execution of our acquisition strategy:

- In January 2008, we announced the signing of a multi-year agreement with Sharper Image Corporation to provide an integrated private label credit card program and provide permission-based email marketing services for Sharper Image.
- In February 2008, we announced that Century 21 Canada has signed a multi-year renewal agreement as a national sponsor in our AIR MILES Reward Program.
- In February 2008, we announced that InterContinental Hotels Group has signed a multi-year renewal agreement as a sponsor in our AIR MILES Reward Program.
- In March 2008, we announced the signing of a long-term agreement with specialty retailer Hot Topic, Inc. to provide private label credit card services for its Torrid-branded stores.
- In March 2008, we announced the completion of a new financing facility with Barclays Capital by our private label credit card banking subsidiary, World Financial Network National Bank, to accommodate 88% of their upcoming maturity of $600.0 million of asset-backed bonds.
- In April 2008, we announced that our private label credit card banking subsidiary, World Financial Network National Bank, completed the renewal of its $400.0 million conduit facility.
- In April 2008, we announced that Citicorp Credit Services, Inc. has signed a multi-year expansion agreement to design and implement a customized database marketing and analytic platform, including a marketing datamart, campaign management engine, and analysis and reporting tool within Citi's ThankYou® Network.
- In April 2008, we announced the termination of the May 17, 2007, merger agreement providing for the acquisition of Alliance Data by affiliates of the Blackstone Group.
- In April 2008, we announced that RONA Inc., a top-5 AIR MILES sponsor and Canadian distributor and retailer of hardware, home renovation and gardening products, has signed a multi-year renewal agreement as a national sponsor in our AIR MILES Reward Program.
- In May 2008, we announced the signing of a multi-year contract extension with specialty retailer Dress Barn, Inc. to continue providing private label credit card services for their Dress Barn and Maurice's-branded stores.
- In May 2008, we signed a comprehensive long-term renewal and expansion agreement with Bank of Montreal, as a sponsor in our AIR MILES Reward Program, pursuant to which Bank of Montreal

transferred to us the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by Bank of Montreal as a sponsor. We received $369.9 million from the Bank of Montreal for the assumption of this liability.

- In May 2008, we completed the sale of our merchant services business to Heartland Payments Systems, Inc.
- In June 2008, we announced the signing of a multi-year renewal agreement with multi-channel home furnishings retailer Crate and Barrel to continue providing private label credit card services for its in-store, web and catalog sales channels.
- In June 2008, we announced the signing of a multi-year extension agreement with Nestlé Purina PetCare Company to continue to host and manage Nestlé Purina's multi-brand interactive marketing database platform.
- In June 2008, we announced the signing of a long-term agreement with PD Financial Corporation to provide private label credit card services for its catalog and web channels when PD Financial launches its new brand identity, VENUE.
- In June 2008, we sold credit card receivables with a net principal balance of $100.7 million, for which we received cash of $91.9 million and retained $8.8 million in a spread deposit account.
- In July 2008, we announced the signing of a multi-year extension with the National Geographic Society to continue to manage National Geographic's permission-based email communications platform and to provide database services.
- In July 2008, we announced the signing of a multi-year contract extension with women's fashion apparel and accessories retailer New York & Company to continue providing private label credit card services for its in-store and web sales channels.
- In July 2008, we completed the sale of a majority of our utilities services business to VTX Holdings Limited, and its subsidiaries, Vertex U.S. Holdings II Inc. and Vertex Canada Holdings II Limited.
- In July 2008, we entered into a purchase agreement under which we sold $700.0 million aggregate principal amount of 1.75% convertible senior notes due 2013. In August 2008, the initial purchasers of the convertible senior notes exercised their over-allotment option in full and purchased an additional $105.0 million aggregate principal amount of convertible senior notes.
- In July 2008, we announced that our board of directors had approved a stock repurchase program to acquire up to an additional $1.3 billion of our common stock through December 31, 2009.
- In July 2008, we announced the signing of an agreement with Beall's Department Stores, a retailer of brand name clothing and accessories for men, women and children as well as specialty home goods and gourmet food, to provide private label credit card services to its stores throughout Florida and its e-commerce website.
- In August 2008, we announced that Hilton HHonors®, a guest rewards program with more than 25 million global members enrolled, had signed an agreement as a national sponsor and reward supplier in our AIR MILES Reward Program.
- In August 2008, we announced the signing of a multi-year agreement with Southern Pipe & Supply Company, a privately held, independent wholesaler of plumbing and heating and air-conditioning materials, to provide turnkey commercial private label credit card program services.
- In August 2008, we announced the signing of an agreement with Commerce Bank, N.A., a Missouri-based operator of approximately 350 locations in Missouri, Illinois, Kansas, Oklahoma and Colorado, to provide turnkey direct marketing solutions.
- In August 2008, we announced the signing of a new long-term agreement with Orchard Brands, a multi-channel marketer of apparel and home products, to provide fully integrated private label credit

services for specialty brands, Old Pueblo Traders, Bedford Fair, Willow Ridge, Lew Magram, Brownstone Studio, Intimate Appeal, Monterey Bay Clothing Company and Coward Shoes.

- In September 2008, we announced the signing of an agreement with Beech-Nut Nutrition Corporation to provide integrated direct marketing and permission-based email marketing services.
- In September 2008, we announced the signing of a multi-year agreement with AnnTaylor Stores Corporation to launch a new co-brand credit card program and to continue to provide private label credit card services.
- In September 2008, we announced the signing of multi-year agreements with Gander Mountain, operator of a retail network of stores for hunting, fishing, camping, boating, marine, and outdoor lifestyle apparel and footwear, products and services, to provide new private label credit card and database marketing services in support of Gander Mountain's multi-channel business and to continue to provide co-brand credit card services.
- In September 2008, we sold credit card receivables with a net principal balance of $130.4 million, for which we received cash of $103.0 million and retained $14.0 million in a cash collateral account along with an interest in Class C bonds of $13.4 million.
- In October 2008, we announced that our private label credit card banking subsidiaries had successfully completed new funding facilities totaling $1.4 billion, which spanned the public, private, short-term, and term asset-backed markets.
- In October 2008, we announced the signing of a multi-year agreement with the National Multiple Sclerosis Society to continue to provide integrated database solutions for the Society's home office and 54 chapter offices nationwide.
- In November 2008, we announced the signing of a multi-year contract renewal with The Buckle, a multi-channel retailer of apparel, footwear, and accessories, to continue to provide private label credit card services.
- In November 2008, we announced that Boston Pizza had signed a multi-year renewal agreement as a national sponsor in our AIR MILES Reward Program.
- In December 2008, we announced the signing of a multi-year agreement with Marriott International, Inc. to provide a full suite of email marketing services.
- In December 2008, we announced that under an existing agreement with MedChoice Financial, a provider of patient financing, we would provide consumer private label credit card services for veterinary customers of Butler Animal Health Supply, LLC, which serves companion animal, equine and large animal veterinarians throughout the United States.
- In December 2008, we announced that Hudson's Bay Company, a diversified general merchandise retailer, had signed a multi-year renewal agreement as a national sponsor and rewards supplier in our AIR MILES Reward Program.
- In December 2008, we completed the purchase of HSN's portfolio of existing credit card receivables with outstanding balances of approximately $138.9 million for approximately $141.7 million and entered into a multi-year agreement to provide both private label and co-brand credit card services to HSN.

Discussion of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the Notes to the Consolidated Financial Statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Securitization of credit card receivables. We utilize a securitization program to finance a majority of the credit card receivables that we underwrite. We use our off-balance sheet securitization program to lower our cost of funds and more efficiently use capital. In a securitization transaction, we sell credit card receivables originated by our Private Label Credit segment to a trust and retain servicing rights to those receivables, an equity interest in the trust, an interest in the receivables and retained interests in our subordinated notes. Our securitization trusts allow us to sell credit card receivables to the trusts on a daily basis. The securitization trusts are deemed to be qualifying special purpose entities under GAAP and are appropriately not included in our consolidated financial statements. Our interest in our securitization program is represented on our consolidated balance sheets as seller's interest (our interest in the receivables) and due from securitizations (our retained interests and credit enhancement components).

The trusts issue bonds in the capital markets and notes in private transactions. The proceeds from the bonds and other debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs. The excess spread is remitted to us as securitization income.

Our residual interest, often referred to as an interest-only strip, is recorded at fair value. The fair value of our interest-only strip represents the present value of the anticipated cash flows we will receive over the estimated life of the receivables, which ranges from 9.25 months to 11 months. This anticipated excess cash flow consists of the excess of finance charges and past-due fees net of the sum of the return paid to bond and note holders, estimated contractual servicing fees and credit losses. Because there is not a highly liquid market for these assets, we estimate the fair value of the interest-only strip primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to purchase the interest-only strip. The fair value of the interest-only strip, and the corresponding gain or loss, will be impacted by the estimated excess spread over the following two or three quarters. The excess spread is impacted primarily by finance and late fees collected, net charge-offs and interest rates.

Changes in the fair value of the interest-only strip are reflected in our financial statements as additional gains related to new receivables originated and securitized or other comprehensive income related to mark-to-market changes of our residual interest.

In recording and accounting for interest-only strips, we make assumptions about rates of payments and defaults that we believe reasonably reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of principal payments and defaults generally differ from our initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest-only strip could be impaired and the decline in the fair value would be recorded in earnings.

If management used different assumptions in estimating the value of the interest-only strip, the impact could have a significant effect on our consolidated financial statements. For example, a 10% change in the net charge-off rate assumption for our securitized credit card receivables could have resulted in a change of approximately $12.0 million in the value of the interest-only strip as of December 31, 2008.

We also retain certain subordinated beneficial interests in our securitized assets, primarily Class M, Class B and Class C notes issued by the securitization trusts as well as seller's interest.

Seller's interest ranks *pari passu* with investors' interests in the securitization trusts and is carried on our consolidated financial statements at their estimated fair values. Changes in the fair values of our seller's interest are recorded through securitization income and finance charges, net, on our consolidated statements of income. We determine the fair value of our seller's interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus a credit spread. If management used different assumptions in estimating the value of seller's interest, it could have an impact on our consolidated financial statements. For example a 10% change in the net charge-off rate assumption could have resulted in a decrease of approximately $0.6 million in the value of the seller's interest as of December 31, 2008.

Our retained interests are classified as available-for-sale investment securities and are carried on our consolidated financial statements at their estimated fair values. Changes in the fair values of these notes are recorded in other comprehensive income within stockholders' equity. The fair value of these securities are estimated utilizing discounted cash flow models, where the interest and principal payments are discounted at assumed current market rates for the same or comparable transactions. In doing these valuations, management makes certain assumptions about the credit spreads the market participants would demand on the same or similar investments given the currently inactive market for credit card asset-backed securities. Assumed discount rates are derived from indicative pricing observed in the most recent active market for such instruments, adjusted for changes occurring thereafter in relative credit spreads and liquidity risk premiums. If management used different assumptions in estimating the value of our retained interests, it could have an impact on our consolidated financial statements. For example, a 10% change in the discount rate could have resulted in a decrease of approximately $6.2 million in the value of the retained interest as of December 31, 2008.

See Note 7 "Securitization of Credit Card Receivables" of our consolidated financial statements for additional information.

We recognize the implicit forward contract to sell new receivables during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, we do not mark the forward contract to fair value in accounting periods following the securitization because management has concluded that the fair value of the implicit forward contract in subsequent periods is not material. We believe that servicing fees received represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, we neither record a servicing asset nor servicing liability.

AIR MILES Reward Program. Because management has determined that the earnings process is not complete at the time an AIR MILES reward mile is issued, the recognition of revenue on all fees received based on issuance is deferred. We allocate the proceeds from issuances of AIR MILES reward miles into two components based on the relative fair value of the related element:

- *Redemption element.* The redemption element is the larger of the two components. For this component, we recognize revenue at the time an AIR MILES reward mile is redeemed, or, for those AIR MILES reward miles that we estimate will go unredeemed by the collector base, known as "breakage," over the estimated life of an AIR MILES reward mile.
- *Service element.* For this component, which consists of marketing and administrative services provided to sponsors, we recognize revenue pro rata over the estimated life of an AIR MILES reward mile.

Under certain of our contracts, a portion of the proceeds is paid to us at the issuance of AIR MILES reward miles and a portion is paid at the time of redemption. Under such contracts the proceeds received at issuance are initially deferred as service revenue and the revenue and earnings are recognized pro rata over the estimated life of an AIR MILES reward mile.

The amount of revenue recognized in a period is subject to the estimated life of an AIR MILES reward mile. Based on our historical analysis, we make a determination as to average life of an AIR MILES reward mile. The estimated life of an AIR MILES reward mile of 42 months and a breakage rate of 28% subsequent to June 1, 2008 and one-third for previous periods presented.

In May 2008, we secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal as a sponsor in the AIR MILES Reward Program, pursuant to which Bank of Montreal transferred to us the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by Bank of Montreal as a sponsor. We received $369.9 million for the assumption of this liability. Historically, AIR MILES reward miles issued by Bank of Montreal have been excluded from our estimate of breakage as Bank of Montreal had the responsibility of redemption, and therefore no breakage estimate was required. However, changing the nature of our agreement required us to include these miles in our analysis, which impacted both the redemption rate and our estimate of breakage. After evaluating the impact of this transaction, we adjusted our estimate of breakage from one-third to 28%. The decline in the breakage rate assumption was due to greater redemption activity by collectors who use Bank of Montreal credit cards. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the AIR MILES reward mile.

Breakage and the life of an AIR MILES reward mile is based on management's estimate after viewing and analyzing various historical trends including vintage analysis, current run rates and other pertinent factors. The estimated life of an AIR MILES reward mile and breakage are actively monitored by management and subject to external influences that may cause actual performance to differ from estimates.

We believe that the issuance and redemption of AIR MILES reward miles is influenced by the nature and volume of sponsors, the type of rewards offered, the overall health of the Canadian economy, the nature and extent of AIR MILES Reward Program promotional activity in the marketplace and the extent of competing loyalty programs. These influences will primarily affect the average life of an AIR MILES reward mile. We do not believe that the estimated life will vary significantly over time, consistent with historical trends. The shortening of the life of an AIR MILES reward mile would accelerate the recognition of revenue and may affect the breakage rate. As of December 31, 2008, we had $995.6 million in deferred revenue related to the AIR MILES Reward Program that will be recognized in the future. Further information is provided in Note 10 "Deferred Revenue" of our consolidated financial statements.

Stock-based compensation. On January 1, 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). We elected the modified-prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS No. 123R, stock based compensation cost is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period.

We used a binomial lattice option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables included our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

We estimated the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimated the volatility of our common stock by using an implied volatility. We based the risk-free interest rate that we used in the option pricing model on a forward curve of risk free interest rates based on constant maturity rates provided by the U.S. Treasury. We have not paid and do not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We used historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized on a straight-line basis over the awards' requisite service periods, which are generally the vesting periods. No options were issued during 2008.

If factors change and we employ different assumptions for estimating stock-based compensation expense, the future periods may differ from what we have recorded in the current period and could affect our operating income, net income and net income per share.

See Note 14 "Stock Compensation Plans" of our consolidated financial statements for further information regarding the SFAS No. 123R disclosures.

Income Taxes. We account for uncertain tax positions in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of Statement of Financial Accounting Standards No. 109 ("FIN No. 48"). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of, and guidance surrounding, income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income. See Note 12 "Income Taxes" of our consolidated financial statements for additional detail on our uncertain tax positions and further information regarding FIN No. 48.

Inter-Segment Sales

Our Private Label Services segment performs card processing and servicing activities related to our Private Label Credit segment. For this, our Private Label Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on current estimated market rates for similar services. This fee represents an operating cost to the Private Label Credit segment and corresponding revenue for our Private Label Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by our Private Label Services segment from servicing our Private Label Credit segment, and consequently paid by our Private Label Credit segment to our Private Label Services segment, are set forth under "Eliminations" in the tables presented in the annual comparisons in our "Results of Operations."

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, fair value loss on interest rate derivative, loss on the sale of assets, merger and other costs, depreciation and other amortization and amortization of purchased intangibles.

We use adjusted EBITDA as an integral part of our internal reporting to measure the performance of our reportable segments and to evaluate the performance of our senior management. Adjusted EBITDA is considered an important indicator of the operational strength of our businesses. Adjusted EBITDA eliminates the uneven effect across all business segments of considerable amounts of non-cash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Management evaluates the costs of such tangible and intangible assets, the impact of related impairments, as well as asset sales through other financial measures, such as capital expenditures, investment spending and return on capital and therefore the effects are excluded from Adjusted EBITDA. Adjusted EBITDA also eliminates the non-cash effect of stock compensation expense. Stock compensation expense is not included in the measurement of segment adjusted EBITDA provided to the chief operating decision maker for purposes of assessing segment performance and decision making with respect to resource allocations. Therefore, we believe that adjusted EBITDA provides useful information to our investors regarding our performance and overall results of operations. Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, adjusted EBITDA is not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The adjusted EBITDA measure presented in this Annual Report on Form 10-K may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.

	Year Ended December 31,				
	2008	2007	2006	2005	2004
			(In thousands)		
Income from continuing operations	$243,399	$214,441	$206,397	$146,628	$113,947
Stock compensation expense	48,734	48,311	35,791	10,961	14,957
Provision for income taxes	153,454	137,403	126,261	86,318	67,560
Interest expense, net	63,648	69,381	40,722	13,905	6,651
Fair value loss on interest rate derivative	—	—	—	—	808
Loss on the sale of assets	1,052	16,045	—	—	—
Merger and other costs[(1)]	9,056	19,593	—	—	—
Depreciation and other amortization	68,527	59,688	48,499	40,545	37,369
Amortization of purchased intangibles	67,291	67,323	40,926	23,004	13,415
Adjusted EBITDA	$655,161	$632,185	$498,596	$321,361	$254,707

(1) Represents expenditures directly associated with the proposed merger with an affiliate of The Blackstone Group, compensation charges related to the departure of certain employees related to cost saving initiatives and other non-routine costs associated with the disposition of certain businesses. In July 2008, we received $3.0 million from the Blackstone entities as reimbursement of certain costs incurred by us related to the Blackstone Entities' financing of the proposed merger with an affiliate of The Blackstone Group.

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007

	Year Ended December 31,		Change	
	2008	2007	$	%
	(in thousands, except percentages)			
Revenue:				
Loyalty Services	$ 755,546	$ 628,792	$ 126,754	20.2%
Epsilon Marketing Services	490,998	458,610	32,388	7.1
Private Label Services	382,650	370,832	11,818	3.2
Private Label Credit	750,365	827,952	(77,587)	(9.4)
Corporate/Other	17,337	33,360	(16,023)	(48.0)
Eliminations	(371,629)	(357,387)	(14,242)	4.0
Total	$2,025,267	$1,962,159	$ 63,108	3.2%
Adjusted EBITDA:				
Loyalty Services	$ 204,895	$ 132,136	$ 72,759	55.1%
Epsilon Marketing Services	126,558	118,219	8,339	7.1
Private Label Services	115,939	99,084	16,855	17.0
Private Label Credit	254,176	350,079	(95,903)	(27.4)
Corporate/Other	(46,407)	(67,333)	20,926	(31.1)
Total	$ 655,161	$ 632,185	$ 22,976	3.6%
Stock compensation expense:				
Loyalty Services	$ 12,611	$ 7,353	$ 5,258	71.5%
Epsilon Marketing Services	8,853	11,380	(2,527)	(22.2)
Private Label Services	6,591	5,613	978	17.4
Private Label Credit	1,788	774	1,014	131.0
Corporate/Other	18,891	23,191	(4,300)	(18.5)
Total	$ 48,734	$ 48,311	$ 423	0.9%
Depreciation and amortization:				
Loyalty Services	$ 29,796	$ 24,601	$ 5,195	21.1%
Epsilon Marketing Services	75,481	71,901	3,580	5.0
Private Label Services	8,854	8,429	425	5.0
Private Label Credit	11,486	11,231	255	2.3
Corporate/Other	10,201	10,849	(648)	(6.0)
Total	$ 135,818	$ 127,011	$ 8,807	6.9%
Adjusted operating expenses(1):				
Loyalty Services	$ 550,651	$ 496,656	$ 53,995	10.9%
Epsilon Marketing Services	364,440	340,391	24,049	7.1
Private Label Services	266,711	271,748	(5,037)	(1.9)
Private Label Credit	496,189	477,873	18,316	3.8
Corporate/Other	63,744	100,693	(36,949)	(36.7)
Eliminations	(371,629)	(357,387)	(14,242)	4.0
Total	$1,370,106	$1,329,974	$ 40,132	3.0%
Operating income (loss):				
Loyalty Services	$ 162,488	$ 100,184	$ 62,304	62.2%
Epsilon Marketing Services	39,591	34,935	4,656	13.3
Private Label Services	99,059	85,042	14,017	16.5
Private Label Credit	240,902	338,075	(97,173)	(28.7)
Corporate/Other	(81,539)	(137,011)	55,472	(40.5)
Total	$ 460,501	$ 421,225	$ 39,276	9.3%
Adjusted EBITDA margin(2):				
Loyalty Services	27.1%	21.0%	6.1%	
Epsilon Marketing Services	25.8	25.8	0.0	
Private Label Services	30.3	26.7	3.6	
Private Label Credit	33.9	42.3	(8.4)	
Total	32.3%	32.2%	0.1%	
Segment operating data:				
Private label statements generated	125,230	135,261	(10,031)	(7.4)%
Credit sales	$7,272,893	$7,502,947	$(230,054)	(3.1)%
Average managed receivables	$3,919,353	$3,909,627	$ 9,758	0.2%
AIR MILES reward miles issued	4,463,181	4,143,000	320,181	7.7%
AIR MILES reward miles redeemed	3,121,799	2,723,524	398,275	14.6%

(1) Adjusted operating expenses excludes stock compensation expense, depreciation, amortization expense, loss on sale of assets, merger and other costs.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

Revenue. Total revenue increased $63.1 million, or 3.2%, to $2,025.3 million for the year ended December 31, 2008 from $1,962.2 million for the comparable period in 2007 due to the following:

- *Loyalty Services.* Revenue increased $126.8 million, or 20.2%, to $755.5 million due to strong organic growth. Our AIR MILES Reward Program growth was driven by an increase in redemption revenue of $83.5 million related to a 14.6% increase in the redemption of AIR MILES reward miles. Issuance revenue increased $16.9 million related to growth in issuances of AIR MILES reward miles as the program continues to benefit from the ramp up of new sponsors and the expanded commitment from existing sponsors. Additionally, Loyalty Services experienced increases in commission revenue of $13.9 million due to growth in the program and investment revenue of $6.7 million due to the increase in our redemption settlement assets. Within our revenue increase, changes in the exchange rate of the Canadian dollar on a full year basis had a minimal impact on revenue for the AIR MILES Reward Program.

- *Epsilon Marketing Services.* Revenue increased $32.4 million, or 7.1%, to $491.0 million due to an increase of $37.8 million in revenue from strategic database services and interactive services (permission-based email). This increase was generated through a combination of new client signings as well as organic growth as we continued to provide additional services to our existing clients. This growth was partially offset by declines in revenue of $5.4 million related to our data products and our direct mail services which were impacted by lower volumes.

- *Private Label Services.* Revenue increased $11.8 million, or 3.2%, to $382.7 million due to an increase in servicing revenue of $14.2 million as the impact of the loss of the Lane Bryant portfolio was offset by higher pricing. Additionally, revenue attributable to our marketing programs decreased $2.4 million primarily due to the non-renewal of an expiring contract with an existing client.

- *Private Label Credit.* Revenue decreased $77.6 million, or 9.4%, to $750.4 million due to an 11.9% decrease in securitization income and finance charges, net, resulting from a combination of higher credit losses of approximately 150 basis points, a lower collected yield of approximately 100 basis points, an improvement of approximately 45 basis points in cost of funds and the loss of the Lane Bryant portfolio.

- *Corporate/Other.* Revenue decreased $16.0 million, or 48.0%, to $17.3 million due to the loss of revenue from our Mail Services business of $31.6 million which, was sold on November 7, 2007. This decrease was offset by revenue of $13.8 million for transition services provided to the acquirers of our utility and merchant services businesses.

Adjusted Operating Expenses. For purposes of the discussion below, total adjusted operating expenses excludes stock compensation expense, depreciation expense, amortization expense, loss on sale of assets, merger and other costs. Total adjusted operating expenses increased $40.1 million, or 3.0%, to $1,370.1 million for the year ended December 31, 2008 from $1,330.0 million during the comparable period in 2007. Adjusted EBITDA margin increased to 32.3% for the year ended December 31, 2008 from 32.2% for the comparable period in 2007.

- *Loyalty Services.* Adjusted operating expenses, as defined, increased $54.0 million, or 10.9%, to $550.7 million for the year ended December 31, 2008 from $496.7 million for the comparable period in 2007. The increase in adjusted operating expenses was driven by an increase in AIR MILES rewards miles redemptions, which resulted in an additional $56.3 million in cost of sales for the awards to satisfy the redemptions. Within these adjusted operating expenses increases, changes in the exchange rate of the Canadian dollar had a minimal impact. Adjusted EBITDA margin increased to 27.1% for the year ended December 31, 2008 from 21.0% for the comparable period in 2007. The increase in adjusted EBITDA margin resulted from strong revenue growth combined with a lower cost structure achieved through increased operating leverage.

- *Epsilon Marketing Services*. Adjusted operating expenses, as defined, increased $24.0 million, or 7.1%, to $364.4 million for the year ended December 31, 2008 from $340.4 million for the comparable period in 2007. The increase was driven by salaries and benefits which increased by $22.7 million to support the overall growth of the business. Adjusted EBITDA margin remained flat at 25.8% for the year ended December 31, 2008 and the comparable period in 2007.
- *Private Label Services* Adjusted operating expenses, as defined, decreased $5.0 million, or 1.9%, to $266.7 million for the year ended December 31, 2008 from $271.7 million for the comparable period in 2007. The decline in adjusted operating expenses was due to a reduction in those costs associated with a lower volume of statements generated. Adjusted EBITDA margin increased to 30.3% for the year ended December 31, 2008 from 26.7% for the comparable period in 2007. Our adjusted EBITDA margin was positively impacted by the increase in intersegment Private Label Services revenue and the decline in adjusted operating expenses as described above.
- *Private Label Credit*. Adjusted operating expenses, as defined, increased $18.3 million, or 3.8%, to $496.2 million for the year ended December 31, 2008 from $477.9 million for the comparable period in 2007. The increase in adjusted operating expenses was driven by higher servicing costs charged by our Private Label Services segment as well as higher marketing expenses incurred on behalf of our clients. Adjusted EBITDA margin decreased to 33.9% for the year ended December 31, 2008 from 42.3% for the comparable period in 2007. Our adjusted EBITDA margin was negatively impacted by the decline in Private Label Credit revenue and the increase in adjusted operating expenses as described above.
- *Corporate/Other*. Adjusted operating expenses, as defined, decreased $36.9 million, or 36.7%, to $63.7 million for the year ended December 31, 2008 from $100.7 million for the comparable period in 2007. The decline in adjusted operating expenses was impacted by the sale of our Mail Services division on November 7, 2007, as this division generated $39.5 million in adjusted operating expenses during 2007.

Stock compensation expense. Stock compensation expense increased $0.4 million, or 0.9%, to $48.7 million for the year ended December 31, 2008 from $48.3 million for the comparable period in 2007. The increase is the result of the issuance of equity awards comprised of restricted stock units covering a multi-year period in the second quarter of 2008. The increase in expense as a result of the granting of these awards was offset by a reduction in stock compensation resulting from certain awards becoming fully amortized prior to December 31, 2008, the true-up of certain estimates for forfeitures, as well as the reversal of stock compensation for those awards no longer expected to vest.

Depreciation and Amortization. Depreciation and amortization increased $8.8 million, or 6.9%, to $135.8 million for the year ended December 31, 2008 from $127.0 million for the comparable period in 2007. This increase was due to an additional $8.8 million in depreciation and other amortization in part related to our recent acquisitions and capital expenditures.

Merger and other costs. Merger and other costs were $9.1 million for the year ended December 31, 2008. Costs associated with the proposed merger were approximately $3.1 million and included advisory fees, legal and accounting costs. Although the Merger Agreement was terminated in April 2008, we expect to continue to incur additional legal costs associated with the termination of the agreement. The $3.1 million is net of the $3.0 million reimbursement received in July 2008 for costs incurred by us related to the Blackstone entities' financing of the proposed merger. In addition, we incurred $6.0 million in compensation charges related to the severance of certain employees and other non-routine costs associated with the disposition of our businesses.

Loss on sale of assets. In March 2008, we incurred an additional loss of $1.1 million related to the settlement of certain working capital accounts in connection with the disposition of our mail services business.

Operating Income. Operating income increased $39.3 million, or 9.3%, to $460.5 million for the year ended December 31, 2008 from $421.2 million during the comparable period in 2007. Operating income was impacted by the revenue and expense factors discussed above.

Interest Income. Interest income increased $5.2 million, or 49.4%, to $15.6 million for the year ended December 31, 2008 from $10.4 million for the comparable period in 2007. This increase was due to higher average balances of our short-term cash investments, offset in part by a decrease in the yield earned on those short-term cash investments.

Interest Expense. Interest expense decreased $0.6 million, or 0.7%, to $79.2 million for the year ended December 31, 2008 from $79.8 million for the comparable period in 2007. Interest expense on core debt, which includes our credit facilities and senior notes and convertible senior notes decreased $8.0 million primarily as a result of lower average interest rates. Interest on certificates of deposit increased $1.1 million as a decline in interest rates was offset in part by higher average balances. Interest on our capital leases and other debt increased approximately $6.3 million as a result of additional capital leases entered into during 2008 and the amortization of debt issuance costs, which includes the fees paid in connection with the convertible senior note offering.

Taxes. Income tax expense increased $16.1 million to $153.5 million for the year ended December 31, 2008 from $137.4 million for the comparable period in 2007 due to an increase in taxable income. Our effective tax rate decreased to 38.7% for the year ended December 31, 2008 compared to 39.1% for the comparable period in 2007.

Loss from Discontinued Operations. In March 2008, we determined that our merchant services and utility services businesses were not aligned with our long-term strategy and committed to a disposition plan for these businesses. These businesses have been reported as a discontinued operation in our condensed consolidated financial statements. Our merchant services business was sold in May 2008 and the majority of our utility services business was sold in July 2008. See Note 4 "Acquisitions and Dispositions" of our consolidated financial statements for additional information related to the sale of these businesses.

On an after tax basis, loss from discontinued operations decreased $24.4 million to $26.0 million for the year ended December 31, 2008 as compared to $50.4 million for the comparable period in 2007. The year ended December 31, 2007 was impacted by a pre-tax impairment charge of $40.0 million related to the write-down of certain long-lived assets in our utility services business.

As a result of the completion of the sales of our merchant services business in May 2008 and the majority of our utility services business in July 2008, the 2008 amounts do not reflect a full year of operations. We also recorded a pre-tax gain of $29.0 million related to the sale of our merchant services business which was offset by losses in our utility services business of $20.7 million resulting from the sale and $19.0 million of impairment charges.

Year ended December 31, 2007 compared to the year ended December 31, 2006

	Year Ended December 31,		Change	
	2007	2006	$	%
	(in thousands, except percentages)			
Revenue:				
Loyalty Services	$ 628,792	$ 541,227	$ 87,565	16.2%
Epsilon Marketing Services	458,610	302,070	156,540	51.8
Private Label Services	370,832	382,680	(11,848)	(3.1)
Private Label Credit	827,952	745,336	82,616	11.1
Corporate/Other	33,360	37,025	(3,665)	(9.9)
Eliminations	(357,387)	(357,789)	402	(0.1)
Total	$1,962,159	$1,650,549	$311,610	18.9%
Adjusted EBITDA:				
Loyalty Services	$ 132,136	$ 103,652	$ 28,484	27.5%
Epsilon Marketing Services	118,219	74,158	44,061	59.4
Private Label Services	99,084	119,835	(20,751)	(17.3)
Private Label Credit	350,079	282,705	67,374	23.8
Corporate/Other	(67,333)	(81,754)	14,421	(17.6)
Total	$ 632,185	$ 498,596	$133,589	26.8%
Stock compensation expense:				
Loyalty Services	$ 7,353	$ 7,492	$ (139)	(1.9)%
Epsilon Marketing Services	11,380	5,489	5,891	107.3
Private Label Services	5,613	5,482	131	2.4
Private Label Credit	774	869	(95)	(10.9)
Corporate/Other	23,191	16,459	6,732	40.9
Total	$ 48,311	$ 35,791	$ 12,520	35.0%
Depreciation and amortization:				
Loyalty Services	$ 24,601	$ 22,793	$ 1,808	7.9%
Epsilon Marketing Services	71,901	34,473	37,428	108.6
Private Label Services	8,429	10,425	(1,996)	(19.1)
Private Label Credit	11,231	11,408	(177)	(1.6)
Corporate/Other	10,849	10,326	523	5.1
Total	$ 127,011	$ 89,425	$ 37,586	42.0%
Adjusted operating expenses(1):				
Loyalty Services	$ 496,656	$ 437,575	$ 59,081	13.5%
Epsilon Marketing Services	340,391	227,912	112,479	49.4
Private Label Services	271,748	262,845	8,903	3.4
Private Label Credit	477,873	462,631	15,242	3.3
Corporate/Other	100,693	118,779	(18,086)	(15.2)
Eliminations	(357,387)	(357,789)	402	(0.1)
Total	$1,329,974	$1,151,953	$178,021	15.5%
Operating income (loss):				
Loyalty Services	$ 100,184	$ 73,369	$ 26,815	36.5%
Epsilon Marketing Services	34,935	34,196	739	2.2
Private Label Services	85,042	103,927	(18,885)	(18.2)
Private Label Credit	338,075	270,428	67,647	25.0
Corporate/Other	(137,011)	(108,540)	(28,471)	26.2
Total	$ 421,225	$ 373,380	$ 47,845	12.8%
Adjusted EBITDA margin(2):				
Loyalty Services	21.0%	19.2%	1.8%	
Epsilon Marketing Services	25.8	24.5	1.3	
Private Label Services	26.7	31.3	(4.6)	
Private Label Credit	42.3	37.9	4.4	
Total	32.2%	30.2%	2.0%	
Segment operating data:				
Private label statements generated	135,261	135,764	(503)	(0.4)%
Credit sales	$7,502,947	$7,444,298	$ 58,649	0.8%
Average managed receivables	$3,909,627	$3,640,057	$269,570	7.4%
AIR MILES reward miles issued	4,143,000	3,741,834	401,166	10.7%
AIR MILES reward miles redeemed	2,723,524	2,456,932	266,592	10.9%

(1) Adjusted operating expenses excludes stock compensation expense, depreciation, amortization expense, loss on sale of assets, merger and other costs.

(2) Adjusted EBITDA margin is adjusted EBITDA divided by revenue. Management uses adjusted EBITDA margin to analyze the operating performance of the segments and the impact revenue growth has on operating expenses.

Revenue. Total revenue increased $311.6 million, or 18.9%, to $1,962.2 million for the year ended December 31, 2007 from $1,650.5 million for the comparable period in 2006 due to the following:

- *Loyalty Services.* Revenue increased $87.6 million, or 16.2%, due to strong organic growth. Our AIR MILES Reward Program growth was driven by an increase in redemption revenue of $68.2 million related to a 10.9% increase in the redemption of AIR MILES reward miles. Issuance revenue increased $19.4 million related to growth in issuances of AIR MILES reward miles in recent years from the roll out of major national programs. Within our revenue increase, changes in the exchange rate of the Canadian dollar had a $35.7 million positive impact on revenue for the AIR MILES Reward Program.
- *Epsilon Marketing Services.* Revenue increased $156.5 million, or 51.8%, due to a combination of strong organic growth and acquisitions completed over the past twelve months. Database and direct marketing fees revenue increased by $146.2 million related to Epsilon's recent acquisition of Abacus. Organic growth within Epsilon's database marketing services division was partially offset by declines in Epsilon's strategic marketing and consulting services division from lower volumes and a reduction of services provided to one of our clients.
- *Private Label Services.* Revenue decreased $11.8 million, or 3.1%, due to a decline in our marketing revenue of approximately $11.0 million from the non-renewal of an expiring contract with an existing client. Servicing revenue declined slightly, $0.4 million, as a result of a decline in statements generated.
- *Private Label Credit.* Revenue increased $82.6 million, or 11.1%, due to a 13.1% increase in securitization income and finance charges, net. Securitization income and finance charges, net, increased $75.9 million, which includes an increase in the fair value of the gain on the interest-only strip of $20.5 million. The increase resulted from a 7.4% increase in our average managed receivables and an increase in collected yield. This growth was partially offset by an increase in our net charge-off rate in 2007 to 5.8% as compared to 5.0% in 2006. For the year ended December 31, 2006, our net charge-off rate was impacted by abnormally low credit losses resulting from the enactment of bankruptcy reform legislation during the fourth quarter of 2005. Tempering the increase in revenue was a decline in merchant discount fees of approximately $8.1 million as a result of a change in mix of fees received from merchants compared to fees received from cardholders.
- *Corporate/Other.* Revenue decreased $3.7 million, or 9.9%, due to the loss of revenue from our Mail Services business, which was sold on November 7, 2007.

Adjusted Operating Expenses. For purposes of the discussion below, total adjusted operating expenses excludes stock compensation expense, depreciation expense, amortization expense, loss on sale of assets, merger and other costs. Total adjusted operating expenses increased $178.0 million, or 15.5%, to $1,330.0 million for the year ended December 31, 2007 from $1,152.0 million during the comparable period in 2006. Adjusted EBITDA margin increased to 32.2% for the year ended December 31, 2007 from 30.2% for the comparable period in 2006.

- *Loyalty Services.* Adjusted operating expenses, as defined, increased $59.1 million, or 13.5%, to $496.7 million for the year ended December 31, 2007 from $437.6 million for the comparable period in 2006, and adjusted EBITDA margin increased to 21.0% for the year ended December 31, 2007 from 19.2% for the comparable period in 2006. Increases in adjusted operating expenses for the Air Miles Reward Program were due to an increase in costs of good sold resulting from an increase in redemptions, as well as the impact of the exchange rate of the Canadian Dollar. Changes in the exchange rate of the Canadian dollar resulted in a $28.2 million increase in adjusted operating expenses for the AIR MILES Reward Program. The increase in adjusted EBITDA margin was due to the growth of the AIR MILES Reward Program.
- *Epsilon Marketing Services.* Adjusted operating expenses, as defined, increased $112.5 million, or 49.4%, to $340.4 million for the year ended December 31, 2007 from $227.9 million for the comparable period in 2006, and adjusted EBITDA margin increased to 25.8% for the year ended December 31, 2007 from 24.5% for the comparable period in 2006. Increases in adjusted operating expenses and adjusted EBITDA margin were attributable to the acquisition of Abacus, as discussed above.

- *Private Label Services.* Adjusted operating expenses, as defined, increased $8.9 million, or 3.4%, to $271.7 million for the year ended December 31, 2007 from $262.8 million for the comparable period in 2006, and adjusted EBITDA margin decreased to 26.7% for the year ended December 31, 2007 from 31.3% for the comparable period in 2006. Adjusted operating expenses increased due to higher expenses for increased staffing levels in our call centers and customer relationship areas which in turn drove higher profits in our Private Label Credit segment. Adjusted EBITDA margin decreased as a result of these incremental expenses.
- *Private Label Credit.* Adjusted operating expenses, as defined, increased $15.2 million, or 3.3%, to $477.9 million for the year ended December 31, 2007 from $462.6 million for the comparable period in 2006, and adjusted EBITDA margin increased to 42.3% for the year ended December 31, 2007 from 37.9% for the comparable period in 2006. The increase in adjusted operating expenses is due to higher marketing expenses for our clients. The increased adjusted EBITDA margin is the result of favorable revenue trends from an increase in our average managed receivables and an increase in collected yield. The adjusted EBITDA margin also benefited from increased staffing levels in our call centers and customer relationship areas as those costs were borne by the Private Label Services segment.
- *Corporate/Other.* Adjusted operating expenses, as defined, decreased $18.1 million, or 15.2%, to $100.7 million for the year ended December 31, 2007 from $118.8 million for the comparable period in 2006. The decline in adjusted operating expenses was impacted by the sale our Mail Services division on November 7, 2007. Additionally, corporate operating expenses were positively impacted by a reduction in benefit costs and payroll expenses and a decrease in legal and consulting expenses.

Stock compensation expense. Stock compensation expense increased $12.5 million, or 35.0%, to $48.3 million for the year ended December 31, 2007 from $35.8 million for the comparable period in 2006. The increase was due to the modification of terms of certain equity-based awards aggregating $8.6 million, as well as the true up of certain estimates, including forfeitures upon the adoption of SFAS No. 123R in 2006, of approximately $3.3 million.

Depreciation and Amortization. Depreciation and amortization increased $37.6 million, or 42.0%, to $127.0 million for the year ended December 31, 2007 from $89.4 million for the comparable period in 2006 due to a $26.4 million increase in the amortization of purchased intangibles related to recent acquisitions and an increase of $11.2 million in depreciation and other amortization related to recent acquisitions as well as capital expenditures.

Merger and other costs. In the second quarter of 2007, we entered into the Merger Agreement. Costs associated with the proposed merger were approximately $12.4 million for the year ended December 31, 2007 and include investment banking, legal and accounting costs. In addition, we incurred $7.2 million in compensation charges related to the severance of certain employees and other non-routine costs associated with the disposition of our mail services business.

Loss on sale of assets. On November 7, 2007, we sold ADS MB Corporation, which operated our mail services business. In connection with the sale, we recognized a loss of $16.0 million.

Operating Income. Operating income increased $47.8 million, or 12.8%, to $421.2 million for the year ended December 31, 2007 from $373.4 million during the comparable period in 2006. Operating income was impacted by the revenue and expense factors discussed above.

Interest Income. Interest income increased $4.1 million, or 66.6%, to $10.4 million for the year ended December 31, 2007 from $6.3 million for the comparable period in 2006 due to higher average balances of our short-term cash investments.

Interest Expense. Interest expense increased $32.8 million, or 69.9%, to $79.8 million for the year ended December 31, 2007 from $47.0 million for the comparable period in 2006. Interest expense on core debt, which includes our credit facilities and senior notes, increased $30.6 million as a result of additional borrowings to fund our recent acquisitions and our stock repurchase program, offset slightly by a decrease in interest rates from the comparable period in 2006. Interest on our certificates of deposit increased by $3.3 million, which was impacted by higher average balances and an increase in interest rates.

Taxes. Income tax expense increased $11.1 million to $137.4 million for the year ended December 31, 2007 from $126.3 million for the comparable period in 2006 due to an increase in taxable income. Our effective tax rate increased to 39.1% for the year ended December 31, 2007 compared to 38.0% for the comparable period in 2006, due to a decrease in taxable income in certain jurisdictions and changes in legislation enacted in various states and Canada.

Loss from Discontinued Operations. In March 2008, we determined that our merchant services and utility services businesses were not aligned with our long-term strategy and committed to a disposition plan for these businesses. These businesses have been reported as a discontinued operation in our condensed consolidated financial statements. Loss from discontinued operations increased $33.6 million to $50.4 million for the year ended December 31, 2007 from $16.8 million for the comparable period in 2006. The increase in losses was the result of a $40.0 million pre-tax impairment charge associated with the write-down of certain long-lived assets.

Asset Quality

Our delinquency and net charge-off rates reflect, among other factors, the credit risk of our private label credit card receivables, the average age of our various private label credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our private label credit card portfolio affects the stability of delinquency and loss rates of the portfolio. We continue to focus resources on refining our credit underwriting standards for new accounts and on collections and post charge-off recovery efforts to minimize net losses.

An older private label credit card portfolio generally drives a more stable performance in the portfolio. At December 31, 2008, 62.9% of our managed accounts with balances and 62.9% of managed receivables were for accounts with origination dates greater than 24 months old. At December 31, 2007, 59.6% of our managed accounts with balances and 59.5% of managed receivables were for accounts with origination dates greater than 24 months old.

Delinquencies. A credit card account is contractually delinquent if we do not receive the minimum payment by the specified due date on the cardholder's statement. When an account becomes delinquent, we print a message on the cardholder's billing statement requesting payment. After an account becomes 30 days past due, a proprietary collection scoring algorithm automatically scores the risk of the account rolling to a more delinquent status. The collection system then recommends a collection strategy for the past due account based on the collection score and account balance and dictates the contact schedule and collections priority for the account. If we are unable to make a collection after exhausting all in-house efforts, we engage collection agencies and outside attorneys to continue those efforts.

The following table presents the delinquency trends of our managed credit card portfolio:

	December 31, 2008	% of Total	December 31, 2007	% of Total
	(In thousands, except percentages)			
Receivables outstanding	$4,531,442	100%	$4,157,287	100%
Receivables balances contractually delinquent:				
31 to 60 days	84,221	1.9%	70,512	1.7%
61 to 90 days	59,001	1.3	48,755	1.2
91 or more days	127,143	2.8	101,928	2.4
Total	$ 270,365	6.0%	$ 221,195	5.3%

Net Charge-Offs. Net charge-offs comprise the principal amount of losses from cardholders unwilling or unable to pay their account balances, as well as bankrupt and deceased cardholders, less current period recoveries. The following table presents our net charge-offs for the periods indicated on a managed basis. Average managed receivables represent the average balance of the cardholders at the beginning of each month in the year indicated.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except percentages)		
Average managed receivables	$3,919,353	$3,909,627	$3,640,057
Net charge-offs	286,996	227,393	180,449
Net charge-offs as a percentage of average managed receivables	7.3%	5.8%	5.0%

Age of Portfolio. The following table sets forth, as of December 31, 2008, the number of managed accounts with balances and the related principal balances outstanding, based upon the age of the managed accounts:

Age Since Origination	Number of Accounts	Percentage of Accounts	Principal Balances Outstanding	Percentage of Balances Outstanding
		(In thousands, except percentages)		
0-12 Months	2,779	23.2%	$1,048,444	23.2%
13-24 Months	1,657	13.9	627,413	13.9
25-36 Months	1,381	11.6	537,389	11.9
37-48 Months	1,076	9.0	411,101	9.1
49-60 Months	924	7.7	312,789	6.9
Over 60 Months	4,139	34.6	1,579,667	35.0
Total	11,956	100.0%	$4,516,803	100.0%

See Note 7 "Securitization of Credit Card Receivables" of our consolidated financial statements for additional information related to the securitization of our credit card receivables.

Liquidity and Capital Resources

Operating Activities. We have historically generated cash flows from operations, although that amount may vary based on fluctuations in working capital and the timing of merchant settlement activity. Our operating cash flow is seasonal, with cash utilization peaking at the end of December due to increased activity in our Private Label Credit segment related to holiday retail sales.

We generated cash flow from operating activities of $451.0 million for the year ended December 31, 2008 compared to $571.5 million for the comparable period in 2007. The decrease in operating cash flow was a result of changes related to merchant settlement activity. Merchant settlement activity is driven by the number of days of float at the end of the period. For these purposes "float" means the difference between the number of days we hold cash before remitting the cash to our merchants and the number of days the card associations hold cash before remitting the cash to us. Additionally, we acquired $206.5 million in credit card portfolios, of which $141.7 million related to the purchase of the HSN portfolio. This decrease was partially offset by an increase to deferred revenue as a result of a change in the contractual terms with Bank of Montreal, in which we assumed their liability for the cost of redemptions for their outstanding AIR MILES reward miles. We received $369.9 million in cash for the assumption of this liability which we placed in our redemption settlement asset account.

We utilize our cash flow from operations for ongoing business operations, acquisitions and capital expenditures.

Investing Activities. We use a significant portion of our cash flow from operations for acquisitions and capital expenditures. We utilized cash flow from investing activities of $512.5 million for the year ended

December 31, 2008 compared to $694.8 million for the comparable period in 2007. Significant components of investing activities are as follows:

- *Acquisitions.* During the year ended December 31, 2007, we had payments for acquired businesses totaling $438.2 million primarily related to the acquisition of Abacus. For the year ended December 31, 2008, we received approximately $138.0 million in proceeds from the sale of our merchant services business and the majority of our utility services business.
- *Redemption Settlement Assets.* We invested cash flows for redemption settlement assets of $317.6 million for the year ended December 31, 2008 as compared to $9.5 million in the comparable period in 2007. In connection with the transaction with Bank of Montreal, we received $369.9 million to assume their liability for the redemption of outstanding AIR MILES reward miles issued by Bank of Montreal which we placed in our redemption settlement asset account.
- *Securitizations and Receivables Funding.* We generally fund private label credit card receivables through a securitization program that provides us with both liquidity and lower borrowing costs. As of December 31, 2008, we had over $4.1 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread accounts and additional receivables. The credit enhancement is funded through the use of certificates of deposit issued through our subsidiary, World Financial Network National Bank. Net securitization and credit card receivable activity utilized $381.0 million for the year ended December 31, 2008 compared to $128.8 million in 2007. We intend to utilize our securitization program for the foreseeable future.
- *Capital Expenditures.* Our capital expenditures for the year ended December 31, 2008 were $49.6 million compared to $116.7 million for the prior year. Capital expenditures have typically averaged approximately 5% of annual revenue. During 2009, as certain office relocations and the disposition of certain non-core businesses have been completed, we anticipate that capital expenditures will continue to decrease to approximately 3% of annual revenues.

Financing Activities. Our cash flows used by financing activities were $20.3 million in 2008 compared to cash provided by financing of $197.1 million in 2007. Our financing activities for 2008 related to borrowings and repayments of debt, proceeds from certain sale leaseback transactions, repurchases of $1,000.9 million of our common stock, proceeds from the issuance of warrants and the payment for our convertible note hedges.

Liquidity Sources. In addition to cash generated from operating activities, our primary sources of liquidity include: securitization program, certificates of deposit issued by World Financial Network National Bank and World Financial Capital Bank, our credit facility and issuances of equity securities.

In addition to our efforts to renew and expand our current facilities, we are also seeking new sources of liquidity. Certain of the announced government programs, such as the Term Asset-Backed Securities Loan Facility, are expected to facilitate the issuance of asset-backed securities and generally improve those market conditions, thus enabling us to replace maturing or short-term funding. We have also expanded our brokered certificates of deposit to supplement liquidity for our credit card receivables.

We believe that internally generated funds and other sources of liquidity discussed above will be sufficient to meet working capital needs, capital expenditures, and other business requirements, for at least the next 12 months.

Securitization Program and Off-Balance Sheet Transactions. Since January 1996, we have sold a majority of the credit card receivables originated by World Financial Network National Bank to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III (the "WFN Trusts") as part of our securitization program. In September 2008, we initiated a securitization program for the credit card receivables originated by World Financial Capital Bank, selling them to World Financial Capital Credit Company, LLC which in turn sold them to World Financial Capital Credit Card Master Note Trust (the "WFC Trust"). These securitization programs are the primary vehicle through which we finance World Financial Network National Bank's and World Financial Capital Bank's credit card receivables.

Historically, we have used both public and private asset-backed securities transactions as well as private conduit facilities as sources of funding for our credit card receivables. Private conduit facilities have been used to accommodate seasonality needs and to bridge to completion of asset-backed securitization transactions.

We have secured and continue to secure the necessary commitments to fund our portfolio of securitized credit card receivables originated by World Financial Network National Bank and World Financial Capital Bank. However, certain of these commitments are short-term in nature and subject to renewal. There is not a guarantee that these funding sources, when they mature, will be renewed on similar terms or at all. Due to recent market events, the asset-backed securitization market has not been available at suitable volumes and pricing levels. It is difficult to predict if, or when, asset-backed securitization markets will return to their historical capacity and pricing levels.

In September 2008, World Financial Network Credit Card Master Note Trust issued $57.0 million of Class A Series 2008-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 3.00% per year, $2.7 million of Class M Series 2008-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 5.00% per year, $3.4 million of Class B Series 2008-A asset backed notes that have an interest rate not to exceed one-month LIBOR plus 7.50% per year and $9.0 million of Class C Series 2008-A asset backed notes that have a fixed interest rate of 11.50% per year. These notes will mature in August 2010. These notes are rated AAA through BBB, or its equivalent, by each of Standard and Poor's and Fitch Ratings. In connection with the transaction, World Financial Network Credit Card Master Note Trust also entered into interest rate swaps that effectively fix the interest rate on the notes starting at 3.275% over the two-year term of the interest rate swaps.

Also, in September 2008, World Financial Network Credit Card Master Note Trust issued $120.8 million of Class A Series 2008-B asset backed notes that have a fixed interest rate of 5.55% per year, $5.7 million of Class M Series 2008-B asset backed notes that have a fixed interest rate of 7.80% per year, $7.3 million of Class B Series 2008-B asset backed notes that have a fixed rate of 10.00% per year and $19.1 million of Class C Series 2008-B asset backed notes that have a fixed interest rate of 10.50% per year. These notes will mature in December 2009. These notes are rated AAA through BBB, or its equivalent, by each of Standard and Poor's and Fitch Ratings.

As of December 31, 2008, the WFN Trusts and the WFC Trust had approximately $4.1 billion of securitized credit card receivables. Securitizations require credit enhancements in the form of cash, spread deposits and additional receivables. The credit enhancement is principally based on the outstanding balances of the series issued by the WFN Trusts and the WFC Trust and by the performance of the private label credit cards in these securitization trusts. The WFN Trusts and WFC Trust are required to maintain a credit enhancement level of between 4% and 10% of securitized credit card receivables.

The following table shows the maturities of borrowing commitments as of December 31, 2008 for the WFN Trusts and the WFC Trust by year:

	2009	2010	2011	2012	2013 & Thereafter	Total
			(In millions)			
Public notes	$ 652.8	$72.2	$450.0	$—	$500.0	$1,675.0
Private conduits[(1)]	2,583.0	—	—	—	—	2,583.0
Total	$3,235.8	$72.2	$450.0	$—	$500.0	$4,258.0

(1) Represents borrowing capacity, not outstanding borrowings. Private conduits are typically 364-day facilities which are renewed annually.

Early amortization events are generally driven by asset performance. The WFN Trusts' excess spread has not deteriorated in 2008 as increased losses have been offset by a significant decrease in short-term borrowing rates. We do not believe it is reasonably likely for an early amortization event to occur due to asset performance. However, if an early amortization event were declared, the trustee of the particular securitization trust would retain the interest in the receivables along with the excess interest income that would otherwise be paid to our bank subsidiary until the securitization investors were fully repaid. The occurrence of an early amortization event would significantly limit or negate our ability to securitize additional receivables.

Certificates of Deposit. We utilize certificates of deposit to finance the operating activities and fund securitization enhancement requirements of our credit card bank subsidiaries, World Financial Network National Bank and World Financial Capital Bank. World Financial Network National Bank and World Financial Capital Bank issue certificates of deposit in denominations of $100,000 in various maturities ranging between three months and five years and with effective annual fixed rates ranging from 2.8% to 5.7%. As of December 31, 2008, we had $688.9 million of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.

Credit Facility. As of December 31, 2008, we maintained a credit agreement that provides for a $750.0 million revolving credit facility with a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans. At December 31, 2008, borrowings under the credit facility were $365.0 million and had a weighted average interest rate of 1.6%.

See Note 11 "Debt" of our consolidated financial statements for additional information.

Senior Notes. On May 16, 2006, we entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011. The Series A and Series B Notes will accrue interest on the unpaid balance thereof at the rate of 6.00% and 6.14% per annum, respectively, from May 16, 2006, payable semiannually, on May 16 and November 16 in each year, commencing with November 16, 2006, until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. As of December 31, 2008, we were in compliance with its covenants.

See Note 11 "Debt" of our consolidated financial statements for additional information.

Convertible Senior Notes. In July 2008, we issued $700.0 million aggregate principal amount of convertible senior notes due 2013. We granted to the initial purchasers of the convertible senior notes an option to purchase up to an additional $105.0 million aggregate principal amount of the convertible senior notes solely to cover over- allotments, if any, which was exercised in full on August 4, 2008. Holders of the convertible senior notes have the right to require us to repurchase for cash all or some of their convertible senior notes upon the occurrence of certain fundamental changes.

See Note 11 "Debt" of our consolidated financial statements for additional information.

Repurchase of Equity Securities. During 2008, 2007, and 2006, we repurchased approximately 17.2 million, 1.8 million, and 2.9 million shares of our common stock for an aggregate amount of $1,000.9 million, $108.5 million, and $146.0 million, respectively. We have Board authorization to purchase an additional $795.8 million of our common stock through December 31, 2009.

Contractual Obligations. The following table highlights, as of December 31, 2008, our contractual obligations and commitments to make future payments by type and period:

	2009	2010 & 2011	2012 & 2013	2014 & Thereafter	Total
			(In thousands)		
Certificates of deposit[(1)]	$450,923	$232,137	$ 34,528	$ —	$ 717,588
Senior notes[(1)]	272,225	272,385	—	—	544,610
Convertible senior notes[(1)]	14,088	28,175	827,305	—	869,568
Credit facility[(1)]	5,500	11,031	366,345	—	382,876
Operating leases	47,044	68,110	46,314	82,677	244,145
Capital leases	24,612	27,375	37	—	52,024
Software licenses	7,872	5,341	—	—	13,213
FIN No. 48 obligations[(2)]	402	—	—	—	402
Purchase obligations[(3)]	53,428	55,158	27,964	—	136,550
	$876,094	$699,712	$1,302,493	$82,677	$2,960,976

(1) The certificates of deposit and credit facility represent our estimated debt service obligations, including both principal and interest. Interest was based on the interest rates in effect as of December 31, 2008, applied to the contractual repayment period.

(2) Does not reflect unrecognized tax benefits of approximately $90 million, of which the timing remains uncertain.

(3) Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. Purchase obligations include purchase commitments under our AIR MILES Reward Program, minimum payments under support and maintenance contracts and agreements to purchase other goods and services.

We believe that we will have access to sufficient resources to meet these commitments.

Inflation and Seasonality

Although we cannot precisely determine the impact of inflation on our operations, we do not believe that we have been significantly affected by inflation. For the most part, we have relied on operating efficiencies from scale and technology, as well as decreases in technology and communication costs, to offset increased costs of employee compensation and other operating expenses. Our revenues and earnings are favorably affected by increased consumer spending patterns leading up to and including the holiday shopping period in the third and fourth quarter and, to a lesser extent, during the first quarter as credit card balances are paid down.

Regulatory Matters

World Financial Network National Bank is subject to various regulatory capital requirements administered by the OCC. World Financial Capital Bank is subject to regulatory capital requirements administered by both the FDIC and the State of Utah. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our financial statements. Under the FDIC's order approving World Financial Capital Bank's application for deposit insurance, World Financial Capital Bank must meet specific capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. If World Financial Capital Bank fails to meet the terms of the FDIC's order, the FDIC may withdraw insurance coverage from World Financial Capital Bank, and the State of Utah may withdraw its approval of World Financial Capital Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, World Financial Network National Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. World Financial Network National Bank is limited in the amounts that it can pay as dividends to us.

Quantitative measures established by regulations to ensure capital adequacy require World Financial Network National Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk weighted assets and of Tier 1 capital to average assets. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, World Financial Network National Bank is considered well capitalized. As of December 31, 2008, World Financial Network National Bank's Tier 1 capital ratio was 24.3%, total capital ratio was 25.5% and leverage ratio was 41.7%, and World Financial Network National Bank was not subject to a capital directive order. On April 22, 2005, World Financial Capital Bank received non-disapproval notification for a modification of the original three-year business plan. The letter of non-disapproval was issued jointly by the State of Utah and the FDIC. World Financial Capital Bank, under the terms of the letter, must maintain total risk-based capital equal to or exceeding 10% of total risk-based assets and must maintain Tier 1 capital to total assets ratio of not less than 16%. Both capital ratios were maintained at or above the indicated levels until the end of the bank's de novo period on November 30, 2006.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with us. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes our current obligations to World Financial Network National Bank.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R") and Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Both statements are required to be adopted for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact of the adoption of SFAS No. 141R on our consolidated financial statements will be dependent on the size and nature of the business combinations completed after the adoption of this statement. We do not expect the provisions of SFAS No. 160 to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The provisions of SFAS No. 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the provisions of SFAS No. 161 to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets." FSP No. 142-3 is effective for financial statements beginning after December 15, 2008, and interim periods within those fiscal years; however, early adoption is not permitted. We are currently assessing the impact of adopting FSP No. 142-3 on our consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion" ("FSP APB No. 14-1"). FSP APB No. 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. FSP APB No. 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; however, early adoption is not permitted. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. As a result of the issuance of the convertible senior notes in July 2008, the adoption of FSP APB No. 14-1 will have a significant impact on our results of continuing operations beginning January 1, 2009. We expect that net income and earnings per share will be reduced as a result of the adoption of FSP APB No. 14-1, but there will be no impact on the amount or timing of the cash interest payments associated with the convertible senior notes. We expect to record additional non-cash interest expense of approximately $17.0 million in 2008 and from $40.0 to $45.0 million in 2009 as a result of the adoption of FSP APB No. 14-1.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF No. 07-05"). EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; however, early adoption is not permitted. We are currently assessing the impact that adopting EITF No. 07-05 will have on our consolidated financial statements.

In September 2008, the FASB issued proposed amendments to Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140") and FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R") as Exposure Drafts. The proposed amendments would eliminate Qualifying Special Purpose Entities (QSPEs) from the guidance in SFAS No. 140. Currently, a portion of the credit card receivables originated by World Financial Network National Bank or World Financial Capital Bank and ultimately sold to either the WFN Trusts or the WFC Trust, which are QSPEs, as part of our securitization program, is not consolidated on the balance sheet of World Financial Network National Bank or World Financial Capital Bank, as applicable, or any of their affiliates, including the Company. The amendments, if adopted as proposed, may have a significant impact on our consolidated financial statements as we may lose sales treatment for assets previously sold to the WFN Trusts and the WFC Trust as well as for future securitizations, which could result in all or some portion of the receivables being consolidated on the balance sheet of World Financial Network National Bank or World Financial Capital Bank, as applicable, or their affiliates, including the Company. It is not clear whether the proposed amendments to SFAS No. 140 and FIN No. 46R will ultimately be adopted by the FASB and if adopted what form they will take, how they will be implemented, how regulatory authorities will respond or how our bank subsidiaries or we may be affected. It is possible that these revisions will have an adverse impact on us and our bank subsidiaries.

In October 2008, the FASB issued FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active" ("FSP SFAS 157-3"). FSP SFAS 157-3 provides clarifying guidance on the application of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," in markets that are not active. FSP SFAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The provisions of FSP SFAS 157-3 did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued FSP No. 140-4 and FIN 46R-8 ("FSP 140-4 and FIN 46R-8"), "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for us as of the year ended December 31, 2008, and have been included in Note 7 "Securitization of Credit Card Receivables" of our consolidated financial statements. Because FSP 140-4 and FIN 46R-8 only requires additional disclosures, the adoption did not impact our consolidated financial position, results of operations or cash flows.

In January 2009, the FASB issued No. EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", to align it with the impairment guidance within Statement No. 115 by removing from EITF 99-20 the requirement to place exclusive reliance on market participants' assumptions about future cash flows when evaluating an asset for other-than-temporary impairment. Both standards will now require that assumptions about future cash flows consider reasonable management judgment about the probability that the holder of an asset will be unable to collect all amounts due. FSP EITF 99-20-1 applied to our retained interests in securitization trusts and is effective for interim and annual reporting periods ending after December 15, 2008. The application of this guidance did not have a significant impact on the Company's financial condition, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include off-balance sheet risk, interest rate risk, credit risk, foreign currency exchange rate risk and redemption reward risk.

Off-Balance Sheet Risk. We are subject to off-balance sheet risk in the normal course of business, including commitments to extend credit and through our securitization program. The securitization trusts enter into interest rate swaps to reduce the interest rate sensitivity of the securitization transactions. The securitization program involves elements of credit, market, interest rate, legal and operational risks in excess of the amount recognized on the balance sheet through our retained interests in the securitization and the interest-only strips.

Interest Rate Risk. Interest rate risk affects us directly in our lending and borrowing activities. Our total interest incurred was approximately $230.5 million for 2008, which includes both on-and off-balance sheet transactions. Of this total, $79.2 million of the interest expense for 2008 was attributable to on-balance sheet indebtedness and the remainder to our securitized credit card receivables, which are financed off-balance sheet. To manage our risk from market interest rates, we actively monitor the interest rates and the interest sensitive components both on- and off-balance sheet to minimize the impact that changes in interest rates have on the fair value of assets, net income and cash flow. To achieve this objective, we manage our exposure to fluctuations in market interest rates by matching asset and liability repricings and through the use of fixed-rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangements. In addition, through the securitization trusts, we enter into derivative financial instruments such as interest rate swaps and treasury locks to mitigate our interest rate risk on a related financial instrument or to lock the interest rate on a portion of our variable debt. We do not enter into derivative or interest rate transactions for trading or other speculative purposes. At December 31, 2008, we had $6.3 billion of debt, including $3.9 billion of off-balance sheet debt from our securitization program.

	As of December 31, 2008		
	Fixed rate	Variable rate	Total
		(In millions)	
Off-balance sheet	$1,675.0	$2,200.7	$3,875.7
On-balance sheet	1,362.2	1,053.9	2,416.1
Total	$3,037.2	$3,254.6	$6,291.8

- At December 31, 2008, our fixed rate off-balance sheet debt was locked at a current effective interest rate of 4.8% through interest rate swap agreements.
- At December 31, 2008, our fixed rate on-balance sheet debt was subject to fixed rates with a weighted average interest rate of 3.6%.

The approach we use to quantify interest rate risk is a sensitivity analysis which we believe best reflects the risk inherent in our business. This approach calculates the impact on pre-tax income from an instantaneous and sustained increase in interest rates of 1.0%. In 2008, a 1.0% increase in interest rates would have resulted in a decrease to fiscal year pre-tax income of approximately $30.9 million. Conversely, a corresponding decrease in interest rates would have resulted in a comparable increase to pre-tax income. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the appropriateness of the related assumptions.

Credit Risk. We are exposed to credit risk relating to the credit card loans we make to our clients' customers. Our credit risk relates to the risk that consumers using the private label credit cards that we issue will not repay their revolving credit card loan balances. We have developed credit risk models designed to identify qualified consumers who fit our risk parameters. To minimize our risk of loan write-offs, we control approval rates of new accounts and related credit limits and follow strict collection practices. We monitor the buying limits, as well as set pricing regarding fees and interest rates charged.

Foreign Currency Exchange Rate Risk. We are exposed to fluctuations in the exchange rate between the U.S. and the Canadian dollar through our significant Canadian operations. We do not hedge any of our net investment exposure in our Canadian subsidiary. A 10% increase in the Canadian exchange rate would have resulted in an increase in pre-tax income of $18.7 million as of December 31, 2008. Conversely, a corresponding decrease in the exchange rate would result in a comparable decrease to pre-tax income.

Redemption Reward Risk. Through our AIR MILES Reward Program, we are exposed to potentially increasing reward costs associated primarily with travel rewards. To minimize the risk of rising travel reward costs, we:

- have multi-year supply agreements with several Canadian, U.S. and international airlines;
- are seeking new supply agreements with additional airlines;
- periodically alter the total mix of rewards available to collectors with the introduction of new merchandise rewards, which are typically lower cost per AIR MILES reward mile than air travel;
- allow collectors to obtain certain travel rewards using a combination of reward miles and cash or cash alone in addition to using AIR MILES reward miles alone; and
- periodically adjust the number of AIR MILES reward miles required to be redeemed to obtain a reward.

A 10% increase in the cost of redemptions would have resulted in a decrease in pre-tax income of $35.7 million, as of December 31, 2008. Conversely, a corresponding decrease in the cost of redemptions would result in a comparable increase to pre-tax income.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements begin on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, our disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and include controls and procedures designed to ensure that information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on this evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Offer, concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche, LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Deloitte & Touche's attestation report on the effectiveness of our internal control over financial reporting appears on page F-3.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference to the Proxy Statement for the 2009 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2008.

Item 11. Executive Compensation

Incorporated by reference to the Proxy Statement for the 2009 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference to the Proxy Statement for the 2009 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference to the Proxy Statement for the 2009 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2008.

Item 14. Principal Accounting Fees and Services

Incorporated by reference to the Proxy Statement for the 2009 Annual Meeting of our stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2008.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report:

(1) Financial Statements

(2) Financial Statement Schedule

(3) The following exhibits are filed as part of this Annual Report on Form 10-K or, where indicated, were previously filed and are hereby incorporated by reference.

Exhibit No.	Description
2.1	Purchase Agreement, dated as of December 22, 2006, by and among DoubleClick Inc., Alliance Data Systems Corporation and Alliance Data FHC, Inc. (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2006, File No. 0001-15749).
2.2	Agreement and Plan of Merger by and among Aladdin Holdco, Inc., Aladdin Merger Sub, Inc. and Alliance Data Systems Corporation dated as of May 17, 2007 (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on May 17, 2007, File No. 001-15749).
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit No. 3.1 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Registration Statement on Form S-1 filed with the SEC on March 3, 2000, File No. 333-94623).
3.3	First Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.3 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
3.4	Second Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.4 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
3.5	Third Amendment to the Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit No. 3.2 to our Current Report on Form 8-K, filed with the SEC on February 18, 2009, File No. 001-15749).
4	Specimen Certificate for shares of Common Stock of the Registrant (incorporated by reference to Exhibit No. 4 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2003, File No. 001-15749).
10.1	Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated January 29, 1998, as amended (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K, filed with the SEC on April 1, 2002, File No. 001-15749).
10.2	Fourth Amendment to Build-to-Suit Net Lease between Opus South Corporation and ADS Alliance Data Systems, Inc., dated September 3, 2004 (incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.3	Commercial Lease Agreement by and between Waterview Parkway L.P. and ADS Alliance Data Systems, Inc., dated July 16, 1997 (incorporated by reference to Exhibit No. 10.22 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).

Exhibit No.	Description
10.4	First Amendment to Commercial Lease Agreement by and between Waterview Parkway L.P. and ADS Alliance Data Systems, Inc., dated May 20, 2006 (incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.5	Office Lease between Office City, Inc. and World Financial Network National Bank, dated December 24, 1986, and amended January 19, 1987, May 11, 1988, August 4, 1989 and August 18, 1999 (incorporated by reference to Exhibit No. 10.17 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.6	Fifth Amendment to Office Lease between Office City, Inc. and World Financial Network National Bank, dated March 29, 2004 (incorporated by reference to Exhibit 10.6 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.7	Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated July 2, 1990, and amended September 11, 1990, November 16, 1990 and February 18, 1991 (incorporated by reference to Exhibit No. 10.18 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.8	Fourth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 1, 2000 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 14, 2003, File No. 001-15749).
10.9	Fifth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated June 30, 2001 (incorporated by reference to Exhibit No. 10.10 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
10.10	Sixth Amendment to Lease Agreement by and between Continental Acquisitions, Inc. and World Financial Network National Bank, dated January 27, 2006 (incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.11	Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated July 30, 2002 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.12	First Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, Inc., dated August 29, 2007 (incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
*10.13	Second Amendment to Lease Agreement by and between 601 Edgewater LLC and Epsilon Data Management, LLC, dated October 3, 2008.
10.14	Lease Agreement by and between Sterling Direct, Inc. and Sterling Properties, L.L.C., dated September 22, 1997, as subsequently assigned (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
10.15	Sublease by and between SonicNet, Inc. and Bigfoot Interactive, Inc., dated as of March 2003 (incorporated by reference to Exhibit No. 10.15 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
10.16	Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 31, 2005 (incorporated by reference to Exhibit No. 10.17 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).

Exhibit No.	Description
10.17	Second Amendment to Lease Agreement by and between KDC-Regent I Investments, LP and Epsilon Data Management, Inc., dated May 11, 2007 (incorporated by reference to Exhibit 10.17 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.18	Lease between 592423 Ontario Inc. and Loyalty Management Group Canada, Inc., dated November 14, 2005 (incorporated by reference to Exhibit No. 10.18 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
10.19	Lease Agreement by and between ADS Place Phase I, LLC and ADS Alliance Data Systems, Inc. dated August 25, 2006 (incorporated by reference to Exhibit No. 10.20 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
10.20	Agreement of Lease by and between 11 West 19th Associates LLC and Epsilon Data Management LLC, dated March 15, 2007 (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.21	Office Lease by and between Location^3 Limited and 3407276 Canada, Inc., dated as of July 20, 1999 (incorporated by reference to Exhibit 10.21 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
10.22	Lease Agreement by and between DoubleClick Inc. and Epsilon Data Management LLC, dated as of February 1, 2007, as amended June 2007 (incorporated by reference to Exhibit 10.22 to our Annual Report on Form 10-K, filed with the SEC on February 28, 2008, File No. 001-15749).
*10.23	Second Amendment to Lease Agreement by and between Google Inc. (as successor-in-interest to Doubleclick Inc.) and Epsilon Data Management LLC, dated as of July 24, 2008.
10.24	Capital Assurance and Liquidity Maintenance Agreement, dated August 28, 2003, by and between Alliance Data Systems Corporation and World Financial Network National Bank (incorporated by reference to Exhibit No. 10.3 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.25	Alliance Data Systems Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.23 to our Annual Report on Form 10-K filed with the SEC on March 4, 2005, File No. 001-15749).
+10.26	Alliance Data Systems Corporation Executive Annual Incentive Plan (incorporated by reference to Exhibit B to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.27	Alliance Data Systems Corporation 2006 Incentive Compensation Plan (incorporated by reference to Exhibit No. 10.28 to our Annual Report on Form 10-K filed with the SEC on March 3, 2006, File No. 001-15749).
+10.28	Alliance Data Systems Corporation 2007 Incentive Compensation Plan (incorporated by reference to Exhibit No. 10.26 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.29	Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.34 to our Registration Statement on Form S-1 filed with the SEC on May 4, 2001, File No. 333-94623).
+10.30	Form of Alliance Data Systems Corporation Incentive Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.35 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623)

Exhibit No.	Description
+10.31	Form of Alliance Data Systems Corporation Non-Qualified Stock Option Agreement under the Amended and Restated Alliance Data Systems Corporation and its Subsidiaries Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit No. 10.36 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.32	Alliance Data Systems Corporation Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit C to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.33	Alliance Data Systems Corporation 2003 Long-Term Incentive Plan (incorporated by reference to Exhibit No. 4.6 to our Registration Statement on Form S-8 filed with the SEC on June 18, 2003, File No. 333-106246).
+10.34	Alliance Data Systems Corporation 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit A to our Definitive Proxy Statement filed with the SEC on April 29, 2005, File No. 001-15749).
+10.35	Form of Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on August 4, 2005, File No. 001-15749).
+10.36	Form of Restricted Stock Award Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on August 4, 2005, File No. 001-15749).
+10.37	Form of Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan, as amended (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on April 4, 2006, File No. 001-15749).
+10.38	Form of Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant) (incorporated by reference to Exhibit No. 10.99 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.39	Form of Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.100 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.40	Form of Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.1 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+10.41	Form of Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.2 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+10.42	Form of Canadian Nonqualified Stock Option Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.101 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.43	Form of Canadian Restricted Stock Award Agreement for awards under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.102 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.44	Form of Canadian Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2007 grant) (incorporated by reference to Exhibit No. 10.103 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).

Exhibit No.	Description
+10.45	Form of Canadian Agreement for 2007 Special Award under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (incorporated by reference to Exhibit No. 10.104 to our Annual Report on Form 10-K filed with the SEC on February 26, 2007, File No. 001-15749).
+10.46	Form of Canadian Time-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.3 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+10.47	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 99.4 to our Current Report on Form 8-K filed with the SEC on April 29, 2008, File No. 001-15749).
+10.48	Form of Non-Employee Director Nonqualified Stock Option Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.49	Form of Non-Employee Director Share Award Letter (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on June 13, 2005, File No. 001-15749).
+10.50	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Alliance Data Systems Corporation 2005 Long Term Incentive Plan (2008 grant) (incorporated by reference to Exhibit No. 10.10 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.51	Alliance Data Systems Corporation Non-Employee Director Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 9, 2006, File No. 001-15749).
+10.52	Form of Alliance Data Systems Associate Confidentiality Agreement (incorporated by reference to Exhibit No. 10.24 to our Annual Report on Form 10-K filed with the SEC on March 12, 2003, File No. 001-15749).
+10.53	Form of Alliance Data Systems Corporation Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on February 1, 2005, File No. 001-15749).
+10.54	Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan, effective January 1, 1004 (incorporated by reference to Exhibit No. 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.55	First Amendment, dated June 2, 2005, to Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan (incorporated by reference to Exhibit No. 10.19 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.56	Second Amendment, dated December 20, 2005, to Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan (incorporated by reference to Exhibit No. 10.20 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.57	Third Amendment, dated April 20, 2006, to Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan (incorporated by reference to Exhibit No. 10.21 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.58	Fourth Amendment, dated October 31, 2006, to Amended and Restated Alliance Data Systems 401(k) and Retirement Savings Plan (incorporated by reference to Exhibit No. 10.22 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).

Exhibit No.	Description
+10.59	Fifth Amendment, dated October 31, 2006, to amended and restated Alliance Data Systems 401(k) and Retirement Savings Plan (incorporated by reference to Exhibit No. 10.23 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.60	Sixth Amendment, dated March 20, 2007, to amended and restated Alliance Data Systems 401(k) and Retirement Savings Plan (incorporated by reference to Exhibit No. 10.24 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.61	Letter employment agreement with J. Michael Parks, dated February 19, 1997 (incorporated by reference to Exhibit 10.39 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.62	Letter employment agreement with Ivan Szeftel, dated May 4, 1998 (incorporated by reference to Exhibit 10.40 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
+10.63	Secondment Agreement, dated May 8, 2008, by and between ADS Alliance Data Systems, Inc. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 9, 2008, File No. 001-15749).
10.64	Amended and Restated License to Use the Air Miles Trade Marks in Canada, dated as of July 24, 1998, by and between Air Miles International Holdings N.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.43 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623) (assigned by Air Miles International Holdings N.V. to Air Miles International Trading B.V. by a novation agreement dated as of July 18, 2001).
10.65	Amended and Restated License to Use and Exploit the Air Miles Scheme in Canada, dated July 24, 1998, by and between Air Miles International Trading B.V. and Loyalty Management Group Canada Inc. (incorporated by reference to Exhibit No. 10.44 to our Registration Statement on Form S-1 filed with the SEC on January 13, 2000, File No. 333-94623).
10.66	Amended and Restated Participation Agreement, dated as of November 1, 2008, by and between LoyaltyOne, Inc. and Bank of Montreal (incorporated by reference to Exhibit 10.1 to our Current report on Form 8-K filed with the SEC on December 5, 2008, File No. 001-15749).
10.67	Second Amended and Restated Pooling and Servicing Agreement, dated as of January 17, 1996 amended and restated as of September 17, 1999 and August 2001 by and among WFN Credit Company, LLC, World Financial Network National Bank, and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.6 to the Registration Statement on Form S-3 of world financial network credit card master trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.68	Second Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 19, 2004, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.69	Third Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of March 30, 2005, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).

Exhibit No.	Description
10.70	Fourth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of June 13, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.71	Fifth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among World Financial Network National Bank, WFN Credit Company, LLC and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.72	Sixth Amendment to the Second Amended and Restated Pooling and Servicing Agreement, dated as of May 27, 2008, among World Financial Network National Bank, WFN Credit Company, LLC, and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.73	Omnibus Amendment, dated as of March 31, 2003, among WFN Credit Company, LLC, World Financial Network Credit Card Master Trust, World Financial Network National Bank and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on April 22, 2003, File Nos. 333-60418 and 333-60418-01).
10.74	Transfer and Servicing Agreement, dated as of August 1, 2001, between WFN Credit Company, LLC, World Financial Network National Bank, and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.75	First Amendment to the Transfer and Servicing Agreement, dated as of November 7, 2002, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on November 20, 2002, File Nos. 333-60418 and 333-60418-01).
10.76	Third Amendment to the Transfer and Servicing Agreement, dated as of May 19, 2004, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on August 4, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.77	Fourth Amendment to the Transfer and Servicing Agreement, dated as of March 30, 2005, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on April 4, 2005, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.78	Fifth Amendment to the Transfer and Servicing Agreement, dated as of June 13, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).

Exhibit No.	Description
10.79	Sixth Amendment to the Transfer and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank and World Financial Network Credit Card Master Note Trust (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on October 31, 2007, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.80	Receivables Purchase Agreement, dated as of August 1, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit No. 4.8 to the Registration Statement on Form S-3 of World Financial Network Credit Card Master Trust filed with the SEC on July 5, 2001, File No. 333-60418).
10.81	Master Indenture, dated as of August 1, 2001, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company, as supplemented by the Series 2001-A Indenture Supplement, the Series 2002-A Indenture Supplement, the Series 2002-VFN Supplement (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on July 5, 2001, File Nos. 333-60418 and 333-60418-01).
10.82	Series 2003-A Indenture Supplement, dated as of June 19, 2003 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed by World Financial Network Credit Card Master Trust filed with the SEC on August 28, 2003, File No. 333-60418-01).
10.83	Series 2004-A Indenture Supplement, dated as of May 19, 2004 (incorporated by reference to Exhibit No. 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on May 27, 2004, File Nos. 333-60418, 333-60418-01 and 333- 113669).
10.84	Series 2004-C Indenture Supplement, dated as of September 22, 2004 (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 28, 2004, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.85	Supplemental Indenture No. 1, dated as of August 13, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.2 of the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Trust on August 28, 2003, File Nos. 333-60418 and 333-60418-01).
10.86	Supplemental Indenture No. 2, dated as of June 13, 2007, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 to the Current Report on Form 8-K filed by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on June 15, 2007, File Nos. 333-60418 and 333-113669).
10.87	Supplemental Indenture No. 3, dated as of May 27, 2008, between World Financial Network Credit Card Master Note Trust and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit No. 4.2 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC and World Financial Network Credit Card Master Note Trust on May 29, 2008, File Nos. 333-60418 and 333-113669).
10.88	Issuance Supplement to Series 2003-A Indenture Supplement, dated as of August 14, 2003, between World Financial Network Credit Card Master Note Trust and BNY Midwest Trust Company (incorporated by reference to Exhibit No. 4.3 of the Current Report on Form 8-K filed with the SEC by World Financial Network Credit Card Master Trust on August 28, 2003, File No. 333-60418-01).

Exhibit No.	Description
10.89	Series 2008-A Indenture Supplement, dated as of September 12, 2008 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 18, 2008, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.90	Series 2008-B Indenture Supplement, dated as of September 12, 2008 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by WFN Credit Company, LLC, World Financial Network Credit Card Master Trust and World Financial Network Credit Card Master Note Trust on September 18, 2008, File Nos. 333-60418, 333-60418-01 and 333-113669).
10.91	Receivables Purchase Agreement, dated as of September 29, 2008 between World Financial Capital Bank and World Financial Capital Credit Company, LLC (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.92	Transfer and Servicing Agreement, dated as of September 29, 2008, among World Financial Capital Credit Company, LLC, World Financial Capital Bank and World Financial Capital Master Note Trust (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.93	Receivables Purchase Agreement, dated as of September 28, 2001, between World Financial Network National Bank and WFN Credit Company, LLC (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
*10.94	First Amendment to Receivables Purchase Agreement, dated as of June 24, 2008, between World Financial Network National Bank and WFN Credit Company, LLC.
10.95	World Financial Network Credit Card Master Trust III Amended and Restated Pooling and Servicing Agreement, dated as of September 28, 2001, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.96	First Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of April 7, 2004, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.97	Second Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of March 23, 2005, among WFN Credit Company, LLC, World Financial Network National Bank, and The Chase Manhattan Bank, USA, National Association (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.98	Third Amendment to the Amended and Restated Pooling and Servicing Agreement, dated as of October 26, 2007, among WFN Credit Company, LLC, World Financial Network National Bank, and Union Bank of California, N.A. (successor to JPMorgan Chase Bank, N.A.) (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2008, File No. 001-15749).
10.99	Note Purchase Agreement, dated as of May 1, 2006, by and among Alliance Data Systems Corporation and the Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).

Exhibit No.	Description
10.100	First Amendment to Note Purchase Agreement, dated as of October 22, 2007, by and among Alliance Data Systems Corporation and the Holders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 23, 2007, File No. 001-15749).
10.101	Subsidiary Guaranty, dated as of May 1, 2006, by ADS Alliance Data Systems, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K, filed with the SEC on May 18, 2006, File No. 001-15749).
10.102	Joinder to Subsidiary Guaranty, dated as of September 29, 2006, by each of Epsilon Marketing Services, LLC, Epsilon Data Marketing, LLC and Alliance Data Foreign Holdings, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.103	Joinder to Subsidiary Guaranty, dated as of May 30, 2008, by ADS Foreign Holdings, Inc. in favor of the holders from time to time of the Notes (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008, File No. 001-15749).
10.104	Credit Agreement, dated as of September 29, 2006, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto, as Guarantors, Bank of Montreal, as Administrative Agent, Co-Lead Arranger and Sole Book Runner, and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on October 2, 2006, File No. 001-15749).
10.105	First Amendment to Credit Agreement, dated as of March 30, 2007, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on March 30, 2007, File No. 001-15749).
10.106	Second Amendment to Credit Agreement, dated as of June 16, 2008, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 16, 2008, File No. 001-15749).
10.107	Guarantor Supplement, dated as of May 15, 2008, by ADS Foreign Holdings, Inc. in favor of Bank of Montreal, as Administrative Agent for the Banks party to the Credit Agreement dated as of September 29, 2006 among Alliance Data Systems Corporation, the Guarantors from time to time party thereto, the Banks from time to time party thereto, Bank of Montreal, as Letter of Credit Issuer, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008, File No. 001-15749).
10.108	Credit Agreement, dated as of January 24, 2007, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors, the Banks from time to time parties thereto, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 25, 2007, File No. 001-15749).
10.109	First Amendment to Credit Agreement, dated July 6, 2007, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors, the Banks from time to time parties thereto, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 6, 2007, File No. 001-15749).

Exhibit No.	Description
10.110	Second Amendment to Credit Agreement, dated as of December 21, 2007, by and among Alliance Data Systems Corporation and certain subsidiaries parties thereto as Guarantors, Bank of Montreal, as Administrative Agent and various other agents and banks (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2007, File No. 001-15749).
10.111	Third Amendment to Credit Agreement, dated as of March 28, 2008, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 1, 2008, File No. 001-15749).
10.112	Fourth Amendment to Credit Agreement, dated as of June 16, 2008, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on June 16, 2008, File No. 001-15749).
10.113	Guarantor Supplement, dated as of May 15, 2008, by ADS Foreign Holdings, Inc. in favor of Bank of Montreal, as Administrative Agent for the Banks party to the Credit Agreement dated as of January 24, 2007 among Alliance Data Systems Corporation, the Guarantors from time to time party thereto, the Banks from time to time party thereto, and Bank of Montreal, as Administrative Agent (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008, File No. 001-15749).
10.114	Credit Agreement, dated as of June 18, 2008, by and among Alliance Data Systems Corporation, certain subsidiaries parties thereto as Guarantors, the Banks from time to time parties thereto and Wachovia Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit No. 10.17 to our Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2008, File No. 001-15749).
10.115	Purchase Agreement, dated as of July 23, 2008, by and among Alliance Data Systems Corporation and the Initial Purchasers party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.116	Indenture, dated as of July 29, 2008, by and among Alliance Data Systems Corporation and The Bank of New York Mellon Trust Company, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.117	Form of 1.75% Convertible Senior Note due August 1, 2013 (included in Exhibit 10.110) (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.118	Form of Hedge Confirmation dated July 23, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).
10.119	Form of Warrant Confirmation dated July 23, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on July 29, 2008, File No. 001-15749).

Exhibit No.	Description
10.120	Form of Warrant Confirmation Amendment dated August 4, 2008 between Alliance Data Systems Corporation and each of JPMorgan Chase Bank, National Association, London Branch (represented by J.P. Morgan Securities Inc., as its agent) and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.27 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008, File No. 001-15749).
+10.121	Form of Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and each of Edward J. Heffernan, John W. Scullion, Ivan M. Szeftel, Dwayne H. Tucker and Alan M. Utay (incorporated by reference to Exhibit No. 10.1 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.122	Change in Control Agreement, dated as of September 25, 2003, by and between ADS Alliance Data Systems, Inc. and J. Michael Parks (incorporated by reference to Exhibit No. 10.2 to our Registration Statement on Form S-3 filed with the SEC on October 15, 2003, File No. 333-109713).
+10.123	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2009 grant) (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on February 25, 2009, File No. 001-15749).
+10.124	Form of Canadian Performance-Based Restricted Stock Unit Award Agreement under the 2005 Long Term Incentive Plan (2009 grant) (incorporated by reference to Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on February 25, 2009, File No. 001-15749).
*12.1	Statement re Computation of Ratios.
*21	Subsidiaries of the Registrant.
*23.1	Consent of Deloitte & Touche LLP.
*31.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*31.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
*32.1	Certification of Chief Executive Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.
*32.2	Certification of Chief Financial Officer of Alliance Data Systems Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

* Filed herewith.

\+ Management contract, compensatory plan or arrangement

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALLIANCE DATA SYSTEMS CORPORATION

Form 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the accompanying consolidated balance sheets of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance Data Systems Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, as of January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes. As discussed in Note 18 to the consolidated financial statements, as of January 1, 2008, the Company changed its method of accounting for certain fair value measurements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Alliance Data Systems Corporation

We have audited the internal control over financial reporting of Alliance Data Systems Corporation and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated February 27, 2009 expressed an unqualified opinion and includes an explanatory paragraph regarding the Company's change in its method of accounting for uncertainty in income taxes in 2007 and the Company's change in its method of accounting for certain fair value measurements in 2008, on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2009

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Revenues			
Transaction	$ 344,243	$ 350,008	$ 328,971
Redemption	504,442	420,966	352,795
Securitization income and finance charges, net	577,950	654,660	578,737
Database marketing fees and direct marketing services	525,918	478,555	346,693
Other revenue	72,714	57,970	43,353
Total revenue	2,025,267	1,962,159	1,650,549
Operating expenses			
Cost of operations (exclusive of depreciation and amortization disclosed separately below)	1,342,039	1,304,631	1,095,929
General and administrative	82,804	80,898	91,815
Depreciation and other amortization	68,527	59,688	48,499
Amortization of purchased intangibles	67,291	67,323	40,926
Loss on the sale of assets	1,052	16,045	—
Merger costs	3,053	12,349	—
Total operating expenses	1,564,766	1,540,934	1,277,169
Operating income	460,501	421,225	373,380
Interest income	(15,601)	(10,440)	(6,268)
Interest expense	79,249	79,821	46,990
Income from continuing operations before income taxes	396,853	351,844	332,658
Provision for income taxes	153,454	137,403	126,261
Income from continuing operations	$ 243,399	$ 214,441	206,397
Loss from discontinued operations, net of taxes	(26,006)	(50,380)	(16,792)
Net income	$ 217,393	$ 164,061	$ 189,605
Basic income (loss) per share:			
Income from continuing operations	$ 3.40	$ 2.74	$ 2.59
Loss from discontinued operations	$ (0.36)	$ (0.65)	$ (0.21)
Net income per share	$ 3.04	$ 2.09	$ 2.38
Diluted income (loss) per share:			
Income from continuing operations	$ 3.31	$ 2.65	$ 2.53
Loss from discontinued operations	$ (0.36)	$ (0.62)	$ (0.21)
Net income per share	$ 2.95	$ 2.03	$ 2.32
Weighted average shares:			
Basic	71,502	78,403	79,735
Diluted	73,640	80,811	81,686

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In thousands, except per share amounts)	
ASSETS		
Cash and cash equivalents	$ 156,911	$ 219,210
Trade receivables, less allowance for doubtful accounts ($7,172 and $6,319 at December 31, 2008 and 2007, respectively)	219,362	228,582
Seller's interest and credit card receivables, less allowance for doubtful accounts ($40,718 and $38,726 at December 31, 2008 and 2007, respectively)	639,573	652,434
Deferred tax asset, net	216,945	187,390
Other current assets	142,660	100,834
Redemption settlement assets, restricted	531,594	317,053
Assets held for sale	32,015	287,610
Total current assets	1,939,060	1,993,113
Property and equipment, net	168,847	192,759
Due from securitizations	701,347	379,268
Intangible assets, net	297,776	343,402
Goodwill	1,133,790	1,185,773
Other non-current assets	116,219	68,080
Total assets	$ 4,357,039	$4,162,395
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 108,369	$ 133,857
Accrued expenses	143,656	206,219
Certificates of deposit	433,900	370,400
Credit facilities and other debt, current	275,549	313,589
Other current liabilities	106,641	52,930
Deferred revenue	860,455	683,241
Liabilities held for sale	20,782	254,760
Total current liabilities	1,949,352	2,014,996
Deferred revenue	135,179	145,107
Deferred tax liability, net	55,804	58,801
Certificates of deposit	255,000	—
Long-term and other debt	1,451,626	644,061
Other liabilities	115,958	102,464
Total liabilities	3,962,919	2,965,429
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Common stock, $0.01 par value; authorized, 200,000 shares; issued, 89,029 shares and 87,786 shares at December 31, 2008 and 2007, respectively	890	878
Additional paid-in capital	951,122	898,631
Treasury stock, at cost, 26,222 shares and 9,024 shares at December 31, 2008 and 2007, respectively)	(1,410,339)	(409,486)
Retained earnings	900,296	682,903
Accumulated other comprehensive (loss) income	(47,849)	24,040
Total stockholders' equity	394,120	1,196,966
Total liabilities and stockholders' equity	$ 4,357,039	$4,162,395

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Unearned Compensation	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount						
				(In thousands)				
January 1, 2006	84,765	$848	$(14,504)	$ 743,545	$ (154,952)	$338,081	$ 8,089	$ 921,107
Net income	—	—	—	—	—	189,605	—	189,605
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale, net of tax of $2,917	—	—	—	—	—	—	1,880	1,880
Foreign currency translation adjustments	—	—	—	—	—	—	(721)	(721)
Other comprehensive income							1,159	
Reversal of unearned compensation upon adoption of SFAS No. 123R	—	—	14,504	(14,504)	—	—	—	—
Share based compensation	—	—	—	43,053	—	—	—	43,053
Repurchases of common stock	—	—	—	—	(145,998)	—	—	(145,998)
Other common stock issued, including income tax benefits	2,107	21	—	62,586	—	—	—	62,607
December 31, 2006	86,872	869	—	834,680	(300,950)	527,686	9,248	1,071,533
Net income	—	—	—	—	—	164,061	—	164,061
Cumulative effect on retained earnings upon the adoption of FIN No. 48	—	—	—	—	—	(8,844)	—	(8,844)
Other comprehensive income, net of tax:								
Net unrealized gain on securities available-for-sale, net of tax of $3,358	—	—	—	—	—	—	846	846
Foreign currency translation adjustments	—	—	—	—	—	—	13,946	13,946
Other comprehensive income							14,792	
Share based compensation	—	—	—	46,513	—	—	—	46,513
Repurchases of common stock	—	—	—	—	(108,536)	—	—	(108,536)
Other common stock issued, including income tax benefits	914	9	—	17,438	—	—	—	17,447
December 31, 2007	87,786	878	—	898,631	(409,486)	682,903	24,040	1,196,966
Net income	—	—	—	—	—	217,393	—	217,393
Other comprehensive loss, net of tax:								
Net unrealized loss on securities available-for-sale, net of tax of $20,750	—	—	—	—	—	—	(45,349)	(45,349)
Foreign currency translation adjustments	—	—	—	—	—	—	(26,540)	(26,540)
Other comprehensive loss							(71,889)	
Purchase of convertible note hedges	—	—	—	(201,814)	—	—	—	(201,814)
Tax benefit on convertible note hedges	—	—	—	70,629	—	—	—	70,629
Issuance of warrants	—	—	—	94,185	—	—	—	94,185
Share based compensation	—	—	—	64,065	—	—	—	64,065
Repurchases of common stock	—	—	—	—	(1,000,853)	—	—	(1,000,853)
Other common stock issued, including income tax benefits	1,243	12	—	25,426	—	—	—	25,438
December 31, 2008	89,029	$890	$ —	$ 951,122	$(1,410,339)	$900,296	$(47,849)	$ 394,120

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 217,393	$ 164,061	$ 189,605
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	143,810	166,632	125,040
Deferred income taxes	27,041	(27,729)	(27,772)
Provision for doubtful accounts	47,269	42,145	38,141
Non-cash stock compensation	54,333	56,243	43,053
Fair value gain on interest-only strip	(31,065)	(39,958)	(19,470)
Impairment of long-lived assets	19,004	39,961	—
(Gain) loss on sale of assets	(20,564)	16,045	—
Change in operating assets and liabilities, net of acquisitions:			
Change in trade accounts receivable	(17,014)	(24,042)	(50,947)
Change in merchant settlement activity	(176,197)	115,439	11,043
Change in other assets	(46,166)	(28,821)	(3,282)
Change in accounts payable and accrued expenses	(52,909)	66,646	57,084
Change in deferred revenue	376,273	49,886	43,353
Change in other liabilities	28,637	(9,566)	(8,728)
Data acquisition costs	(4,403)	(8,207)	—
Purchase of credit card receivables	(206,529)	(224,626)	(73,555)
Proceeds from sale of credit card receivable portfolios	102,986	218,846	83,575
Excess tax benefits from stock-based compensation	(2,269)	(8,163)	(17,521)
Other	(8,611)	6,729	8,291
Net cash provided by operating activities	451,019	571,521	397,910
CASH FLOWS FROM INVESTING ACTIVITIES:			
Change in redemption settlement assets	(317,591)	(9,477)	(396)
Payments for acquired businesses, net of cash acquired	(2,478)	(438,163)	(205,567)
Proceeds from the sale of assets	14,098	—	—
Proceeds from sale of credit card receivable portfolios to the securitization trusts	91,910	—	70,870
Investments in the stock of an investee—cost basis	—	(8,000)	—
Change in due from securitizations	(319,614)	(11,115)	(32,698)
Net increase in seller's interest and credit card receivables	(61,339)	(117,691)	(203,764)
Capital expenditures	(49,556)	(116,652)	(100,352)
Proceeds from the sale of businesses	137,962	12,347	—
Other	(5,910)	(6,057)	(195)
Net cash used in investing activities	(512,518)	(694,808)	(472,102)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under debt agreements	3,754,416	2,309,000	3,629,869
Proceeds from issuance of convertible senior notes	805,000	—	—
Repayment of borrowings	(3,799,786)	(2,113,000)	(3,345,869)
Certificates of deposit issuances	1,028,500	494,100	336,300
Repayments of certificates of deposit	(710,000)	(422,700)	(416,400)
Payment of capital lease obligations	(22,503)	(14,481)	(7,935)
Payment of deferred financing costs	(34,861)	—	—
Proceeds from sale leaseback transactions	34,221	25,949	—
Excess tax benefits from stock-based compensation	2,269	8,163	17,521
Proceeds from issuance of common stock	30,920	20,892	48,831
Proceeds from issuance of warrants	94,185	—	—
Payment for convertible note hedges	(201,814)	—	—
Purchase of treasury shares	(1,000,853)	(108,536)	(145,998)
Other	—	(2,312)	(4,049)
Net cash (used in) provided by financing activities	(20,306)	197,075	112,270
Effect of exchange rate changes on cash and cash equivalents	(27,123)	11,976	(1,216)
Change in cash and cash equivalents	(108,928)	85,764	36,862
Cash and cash equivalents at beginning of year	265,839	180,075	143,213
Cash and cash equivalents at end of year*	$ 156,911	$ 265,839	$ 180,075
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 68,795	$ 78,958	$ 40,628
Income taxes paid, net of refunds	$ 113,987	$ 107,516	$ 141,935

* Included in cash and cash equivalents in 2007 and 2006 are amounts related to discontinued operations that are included in assets held for sale.

See accompanying notes to consolidated financial statements.

ALLIANCE DATA SYSTEMS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of the Business—Alliance Data Systems Corporation ("ADSC" or, including its wholly owned subsidiaries, the "Company") is a leading provider of data-driven and transaction-based marketing and customer loyalty solutions. The Company offers a comprehensive portfolio of integrated outsourced marketing solutions, including customer loyalty programs, database marketing services, marketing strategy consulting, analytics and creative services, permission-based email marketing and private label retail credit card programs. The Company focuses on facilitating and managing interactions between its clients and their customers through a variety of consumer marketing channels, including in-store, catalog, mail, telephone and on-line. The Company captures data created during each customer interaction, analyzes the data and leverages the insight derived from that data to enable clients to identify and acquire new customers, as well as to enhance customer loyalty.

The Company operates in the following reportable segments: Loyalty Services, Epsilon Marketing Services, Private Label Services and Private Label Credit. Loyalty Services includes the Company's Canadian AIR MILES® Reward Program. Epsilon Marketing Services provides integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services, including email marketing campaigns. Private Label Credit provides private label retail credit card receivables financing; including securitization of the credit card receivables that it underwrites from its private label retail card programs. Private Label Services encompasses card processing, billing and payment processing and customer care and collections services for private label retailers.

For purposes of comparability, certain prior period amounts have been reclassified to conform to the current year presentation. During 2008, with the realignment of its segments, the Company reclassified $30.3 million and $27.4 million of revenue from "Transaction" to "Database marketing fees and direct marketing services" for the years ended December 31, 2007 and 2006, respectively. Such reclassifications have no impact on previously reported net income. The Company's financial statements have been presented with the merchant and utility services businesses as discontinued operations. All historical statements have been restated to conform to this presentation.

Statement of Cash Flows Correction

Proceeds from the sale of certain credit card receivables to securitization trusts were previously reported as an operating activity in the Company's statement of cash flows. The related cash outflows for the acquisition of these receivables have been reported as an investing activity because the receivables were historically classified and accounted as held-for-investment prior to their sale.

In connection with the preparation of our 2008 annual financial statements and subsequent to the filing of our September 30, 2008 interim financial statements on Form 10-Q, the Company determined that the proceeds from these credit card sales should properly have been classified as an investing activity. As a result, net cash flows from operating activities and net cash used in investing activities for the year ended December 31, 2006 have been corrected from the amounts previously reported as follows:

	Year Ended December 31, 2006	
	As previously reported	As corrected
	(In thousands)	
Cash flows from operating activities		
Proceeds from sale of credit card receivable portfolios	$ 154,445	$ 83,575
Net cash provided by operating activities	468,780	397,910
Cash flows from investing activities		
Proceeds from the sale of credit card receivable portfolios	$ —	$ 70,870
Net cash used in investing activities	(542,972)	(472,102)

Similarly, the Company will correct its interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and the nine months ended September 30, 2008 for $91 million that should have been classified as cash flows from investing activities instead of cash flows from operating activities. These corrections will be made when the Company files its Form 10-Q for the corresponding periods during fiscal year 2009. The Company has concluded that these corrections are immaterial.

2. TERMINATION OF MERGER

On May 17, 2007, the Company entered into an Agreement and Plan of Merger by and among the Company, Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc., "Parent") and Aladdin Merger Sub, Inc. ("Merger Sub" and together with Parent, the "Blackstone Entities") (the "Merger Agreement"), pursuant to which the Company was to be acquired by affiliates of The Blackstone Group L.P. (the "Merger").

On January 25, 2008, Parent informed the Company in a written notice that it did not anticipate the condition to closing the Merger relating to obtaining approvals from the Office of the Comptroller of the Currency would be satisfied.

On January 30, 2008, the Company filed a lawsuit against the Blackstone Entities in the Delaware Court of Chancery seeking specific performance to compel the Blackstone Entities to comply with their obligations under the Merger Agreement, including their covenants to obtain required regulatory approvals and to consummate the Merger. On February 8, 2008, the Company filed a motion to dismiss this lawsuit without prejudice in response to the Blackstone Entities' confirmation of their commitment to work to consummate the Merger.

On March 17, 2008, the Company notified the Blackstone Entities that they were in breach of the Merger Agreement and demanded that the Blackstone Entities cure the breaches including, among other things, obtaining required regulatory approvals from the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

On April 18, 2008, Parent repudiated the Merger Agreement by sending the Company a notice purporting to terminate the contract. The Company believes that the notice of termination was ineffective because the Merger Agreement cannot be terminated under the relevant termination provision by a party that is in breach. Subsequently, on April 18, 2008, the Company terminated the Merger Agreement because of the Blackstone Entities' repudiation and their refusal to timely cure their breaches and perform their covenants and agreements, thereby causing specified closing conditions not to be satisfied.

Pursuant to the Merger Agreement, if the Company terminates the Merger Agreement as a result of Parent's or Merger Sub's breach or failure to perform that causes specified closing conditions not to be satisfied, Parent is required to pay, or cause to be paid, to the Company a fee of $170.0 million (the "Business Interruption Fee"). Blackstone Capital Partners V L.P. ("BCP V") provided a limited guarantee pursuant to which, among other things, BCP V guarantees payment of the Business Interruption Fee and up to $3.0 million of other amounts for which the Blackstone Entities are liable under the Merger Agreement. The Company has demanded that Parent pay the Business Interruption Fee, and commenced litigation on April 18, 2008, seeking full and timely payment of this fee by BCP V, as guarantor of the fee, in the New York State Supreme Court (the "New York action").

On April 21, 2008, the Blackstone Entities filed an action for declaratory judgment in the Delaware Court of Chancery against the Company seeking an order declaring that, among other things, the Blackstone Entities are not in breach of the Merger Agreement and that they are not obligated to pay the Business Interruption Fee (the "Delaware declaratory judgment action").

On May 30, 2008, the Company filed a breach of contract action in the Delaware Court of Chancery against BCP V, Parent and Merger Sub seeking payment of the Business Interruption Fee (the "Delaware contract action").

Pursuant to the parties' agreement, the New York action was stayed pending completion of the Delaware contract action, and the Blackstone Entities voluntarily dismissed the Delaware declaratory judgment action. The Company filed an amended complaint in the Delaware contract action on June 25, 2008, asserting the same claims seeking payment of the Business Interruption Fee, though Merger Sub was dropped as a defendant. The remaining defendants, BCP V and Parent, filed a motion to dismiss the amended complaint on July 14, 2008. The Company filed its opposition brief to the motion to dismiss on August 13, 2008, and defendants filed their reply brief on August 27, 2008. A hearing on the motion to dismiss was held on October 17, 2008. The Delaware Court of Chancery granted defendants motion to dismiss on January 15, 2009. The Company filed a notice of appeal from the Delaware Court of Chancery's opinion and order dismissing the amended complaint in its entirety with the Delaware Supreme Court on February 12, 2009.

In July 2008, the Company received $3.0 million from the Blackstone Entities as reimbursement of certain costs incurred by the Company related to the Blackstone Entities' financing of the proposed merger. For the year ended December 31, 2008, the Company recorded merger costs of approximately $6.1 million consisting of legal, accounting and other costs incurred by the Company associated with the Merger which were offset by the $3.0 million reimbursement received from the Blackstone Entities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of ADSC and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Seller's Interest and Credit Card Receivables— Historically, the Company has sold a majority of the credit card receivables originated by World Financial Network National Bank to WFN Credit Company, LLC and WFN Funding Company II, LLC, which in turn sold them to World Financial Network Credit Card Master Trust, World Financial Network Credit Card Master Note Trust and World Financial Network Credit Card Master Trust III (collectively the "WFN Trusts") as part of a securitization program. In September 2008, the Company initiated a securitization program for the credit card receivables originated by World Financial Capital Bank, selling them to World Financial Capital Credit Company, LLC which in turn sold them to World Financial Capital Credit Card Master Note Trust (the "WFC Trust").

Seller's interest and credit card receivables consist of credit card receivables held for investment, credit card receivables held for sale, if any, and seller's interest. All new originations of credit card receivables (except for the amount of new receivables related to existing securitized portfolios transferred to the WFN Trusts or the WFC Trust during the term of a securitization) are deemed to be held for investment at origination because management has the intent and ability to hold them for the foreseeable future. Management makes judgments about the Company's ability to fund these credit card receivables through means other than securitization, such as certificates of deposit and other borrowings. In determining what constitutes the foreseeable future, management considers the short average life and homogenous nature of the Company's credit card receivables. In assessing whether these credit card receivables continue to be held for investment, management also considers capital levels and scheduled maturities of funding instruments used.

Management believes that the assertion regarding its intent and ability to hold credit card receivables for the foreseeable future can be made with a high degree of certainty given the maturity distribution of the Company's certificates of deposit and other funding instruments, the historic ability to replace maturing certificates of deposits and other borrowings with new deposits or borrowings, and historic credit card payment activity. Due to the homogenous nature of credit card receivables, amounts are classified as held for investment on an individual client portfolio basis.

Credit card receivables held for sale are determined on an individual client portfolio basis. The Company carries these assets at the lower of aggregate cost or fair value.

Cash flows associated with credit card portfolios that are purchased with the intent to sell are included in cash flows from operating activities. Cash flows associated with credit card receivables originated for investment are classified as investing cash flows.

As part of its securitization agreements, the Company is required to retain an interest in the credit card receivables, which is referred to as seller's interest. Seller's interest is carried at fair value. The Company determines the fair value of its seller's interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect the Company's estimate of economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus an unobservable credit spread.

In its capacity as a servicer of the credit card receivables, the Company receives a servicing fee from the WFN Trusts and the WFC Trust. The Company believes that servicing fees received represent adequate compensation based on the amount currently demanded by the marketplace. Additionally, these fees are the same as would fairly compensate a substitute servicer should one be required and, thus, the Company records neither a servicing asset nor servicing liability.

Allowance for Doubtful Accounts—The Company specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in its customer payment terms and collection trends when evaluating the adequacy of its allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Redemption Settlement Assets, Restricted—These securities relate to the redemption fund for the AIR MILES Reward Program and are subject to a security interest which is held in trust for the benefit of funding redemptions by collectors. These assets are restricted to funding rewards for the collectors by certain of the Company's sponsor contracts. In addition, during 2008 the Company acquired certain retained interests in the WFN Trusts. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive (loss) income. Debt securities that the Company does not have the positive intent and ability to hold to maturity are classified as securities available-for-sale.

Property and Equipment—Furniture, fixtures, computer equipment and software, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization, including capital leases, are computed on a straight-line basis, using estimated lives ranging from three to 15 years. Leasehold improvements are amortized over the remaining lives of the respective leases or the remaining useful lives of the improvements, whichever is shorter. Software development (costs to create new platforms for certain of the Company's information systems) and conversion costs (systems, programming and other related costs to allow conversion of new client accounts to the Company's processing systems) are capitalized in accordance with Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and are amortized on a straight-line basis over the length of the associated contract or benefit period, which generally ranges from three to five years.

Due from securitizations—Due from securitizations includes spread deposits, interest-only strips, retained interest in securitization trusts and excess funding deposits. The Company uses a valuation model that calculates the present value of estimated future cash flows for each asset. The model incorporates the Company's own estimates of assumptions market participants use in determining fair value, including estimates of payment rates, defaults, net charge-offs, discount rates and contractual interest and fees. The interest-only strips, retained interest in securitization trusts and spread deposit accounts are recorded in due from securitizations at their estimated fair values. Changes in the fair value estimates of the interest-only strips and spread deposit accounts are recorded in securitization income and finance charges, net. The retained interest in securitization trusts are classified as available-for-sale, and changes in fair value are recorded through other comprehensive (loss) income.

Goodwill and Other Intangible Assets—Goodwill and indefinite lived intangible assets are not amortized, but are reviewed at least annually for impairment or more frequently if circumstances indicate that an impairment may have occurred, using the market comparable and discounted cash flow methods. Separable intangible assets that have finite useful lives are amortized over those useful lives.

The Company also defers costs related to the acquisition or licensing of data for the Company's proprietary databases which are used in providing data products and services to customers. These costs are amortized over the useful life of the data, which is from one to five years.

Revenue Recognition—The Company's policy follows the guidance from SEC Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition". SAB No. 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The Company recognizes revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the sales price is fixed or determinable, and collectibility is reasonably assured.

Transaction—The Company earns transaction fees, which are principally based on the number of transactions processed or statements generated and are recognized as such services are performed. Included are reimbursements received for "out-of-pocket" expenses.

Database marketing fees and direct marketing services—For maintenance and service programs, revenue is recognized as services are provided. Revenue associated with a new database build is deferred until client acceptance. Upon acceptance, it is then recognized over the term of the related agreement as the services are provided. Revenues from the licensing of data are recognized upon delivery of the data to the customer in circumstances where no update or other obligations exist. Revenue from the licensing of data in which the Company is obligated to provide future updates is recognized on a straight-line basis over the license term.

AIR MILES Reward Program—The Company allocates the proceeds received from sponsors for the issuance of AIR MILES reward miles based on relative fair values between the redemption element of the award ultimately provided to the collector (the "Redemption element") and the service element (the "Service element"). The Service element consists of direct marketing and support services provided to sponsors.

The fair value of the Service element is based on the estimated fair value of providing the services on a third-party basis. The revenue related to the Service element of the AIR MILES reward miles is initially deferred and amortized over the period of time beginning with the issuance of the AIR MILES reward miles and ending upon their expected redemption (the estimated life of an AIR MILES reward mile, or 42 months). Revenue associated with the Service element is recorded as part of transaction revenue.

The fair value of the Redemption element of the AIR MILES reward miles issued is determined based on separate pricing offered by the Company as well as other objective evidence. The revenue related to the Redemption element is deferred until the collector redeems the AIR MILES reward miles or over the estimated life of an AIR MILES reward mile in the case of AIR MILES reward miles that the Company estimates will go unused by the collector base ("breakage"). The Company currently estimates breakage to be 28% of AIR MILES reward miles issued. There have been no changes to management's estimate of the life of a mile in the periods presented. The estimated breakage changed from one-third to 28% effective June 1, 2008. See Note 10 "Deferred Revenue" for additional information.

Securitization income—Securitization income represents gains and losses on securitization of credit card receivables and interest income on seller's interest. The Company recognized $12.0 million and $2.7 million in gains, related to the securitization of new credit card receivable portfolios accounted for as sales during 2008 and 2006, respectively. No amounts were recognized during 2007. The Company records gains or losses on the securitization of credit card receivables on the date of sale based on cash received, the estimated fair value of assets sold and retained, and liabilities incurred in the sale. The anticipated excess cash flow essentially represents an interest-only strip, consisting of the excess of finance charges and certain other fees over the sum of the return paid to certificate holders and credit losses over the estimated outstanding period of the receivables. The amount initially allocated to the interest-only strip at the date of a securitization reflects the allocated original basis of the relative fair values of those interests. The amount recorded for the interest-only strip is reduced for distributions on the interest-only strip, which the Company receives from the related trust, and is adjusted for fair value gains or losses on the interest-only strip, which are recorded through earnings and mark to market adjustments to the fair value of the interest-only strip, which are reflected in other comprehensive income. Because there is not a highly liquid market for these assets, management estimates the fair value of the interest-only strip are primarily based upon discount, payment and default rates, which is the method we assume that another market participant would use to value the interest-only strip.

In recording and accounting for the interest-only strip, management makes assumptions about rates of payments and defaults, which reflect economic and other relevant conditions that affect fair value. Due to subsequent changes in economic and other relevant conditions, the actual rates of payments and defaults will generally differ from initial estimates, and these differences could sometimes be material. If actual payment and default rates are higher than previously assumed, the value of the interest-only strip could be permanently impaired at which time the decline in the fair value would be recorded in earnings.

The Company recognizes the implicit forward contract to sell new receivables to the WFN Trusts and the WFC Trust during a revolving period at its fair value at the time of sale. The implicit forward contract is entered into at the market rate and thus, its initial measure is zero at inception. In addition, the Company does not mark the forward contract to fair value in accounting periods following the securitization as management has concluded that the fair value of the implicit forward contract in subsequent periods is not material.

Finance charges, net—Finance charges, net of credit losses, represents revenue earned on customer accounts serviced by the Company, and is recognized in the period in which it is earned.

Securitization sales—The Company's securitization of its credit card receivables involves the sale to a trust and is accomplished primarily through the public and private issuance of asset-backed securities by the qualified special purpose entities. The Company removes credit card receivables from its Consolidated Balance Sheets for those asset securitizations that qualify as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities-a replacement of FASB Statement No. 125". The Company has determined that the WFN Trusts and the WFC Trust are qualifying special purpose entities as defined by SFAS No. 140 and that all current securitizations qualify as sales.

Taxes assessed on revenue-producing transactions described above are presented on a net basis, and are excluded from revenues.

Earnings Per Share—Basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options or other dilutive securities. Diluted earnings per share are based on the weighted average number of common and potentially dilutive common shares (dilutive stock options, unvested restricted stock and other dilutive securities outstanding during the year).

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Numerator			
Income from continuing operations	$243,399	$214,441	$206,397
Loss from discontinued operations	(26,006)	(50,380)	(16,792)
Net income	$217,393	$164,061	$189,605
Denominator			
Weighted average shares, basic	71,502	78,403	79,735
Weighted average effect of dilutive securities:			
Net effect of dilutive stock options and unvested restricted stock	2,138	2,408	1,951
Denominator for diluted calculation	73,640	80,811	81,686
Basic (per share):			
Income from continuing operations	$ 3.40	$ 2.74	$ 2.59
Loss from discontinued operations	$ (0.36)	$ (0.65)	$ (0.21)
Net income	$ 3.04	$ 2.09	$ 2.38
Diluted (per share):			
Income from continuing operations	$ 3.31	$ 2.65	$ 2.53
Loss from discontinued operations	$ (0.36)	$ (0.62)	$ (0.21)
Net income	$ 2.95	$ 2.03	$ 2.32

At December 31, 2008, the Company excluded 10.3 million warrants from the calculation of earnings per share as the effect was anti-dilutive.

Currency Translation—The assets and liabilities of the Company's subsidiaries outside the U.S., primarily Canada, are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from currency transactions are recognized currently in income and those resulting from translation of financial statements are included in accumulated other comprehensive income. The Company recognized

$9.8 million, $(2.3) million and $0.3 million in foreign currency transaction gains (losses) during 2008, 2007 and 2006, respectively.

Leases—Rent expense on operating leases is recorded on a straight-line basis over the term of the lease agreement.

Advertising Costs—The Company participates in various advertising and marketing programs. The cost of advertising and marketing programs is expensed in the period incurred. The Company has recognized advertising expenses of $95.5 million, $82.6 million, and $75.9 million for the years ended 2008, 2007 and 2006, respectively. Additionally, $0.3 million, $0.9 million, and $0.8 million in advertising costs were incurred by the merchant services and utility services businesses in 2008, 2007 and 2006, respectively. Those amounts have been included in loss from discontinued operations.

Stock Compensation Expense—Effective January 1, 2006, the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") which supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date were recognized over the remaining service period using the compensation expense estimated for the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") pro forma disclosures, adjusted for forfeitures.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards — In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R") and Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. Both statements are required to be adopted for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact of the adoption of SFAS No. 141R on the consolidated financial statements will be dependent on the size and nature of the business combinations completed after the adoption of this statement. The Company does not expect the provisions of SFAS No. 160 to have a material impact on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The provisions of SFAS No. 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the provisions of SFAS No. 161 to have a material impact on its consolidated financial statements.

In April 2008, the FASB issued Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. 142-3"). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets." FSP No. 142-3 is effective for financial statements beginning after December 15, 2008, and interim periods within those fiscal years; however, early adoption is not permitted. The Company is currently assessing the impact of adopting FSP No. 142-3 on its consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion" ("FSP APB No. 14-1"). FSP APB No. 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. FSP APB No. 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; however, early adoption is not permitted. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. As a result of the issuance of the Convertible Senior Notes in July 2008, the adoption of FSP APB No.14-1 will have a significant impact on the Company's results of continuing operations beginning January 1, 2009. The Company expects that net income and earnings per share will be reduced as a result of the adoption of FSP APB No.14-1, but there will be no impact on the amount or timing of the cash interest payments associated with the Convertible Senior Notes. The Company expects to record additional non-cash interest expense of approximately $17.0 million in 2008 and between $40.0 million and $45.0 million in 2009 as a result of the adoption of FSP ABP No. 14-1.

In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" ("EITF No. 07-05"). EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; however, early adoption is not permitted. The Company is currently assessing the impact that adopting EITF No. 07-05 will have on its consolidated financial statements.

In September 2008, the FASB issued proposed amendments to Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140") and FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R") as Exposure Drafts. The proposed amendments would eliminate Qualifying Special Purpose Entities (QSPEs) from the guidance in SFAS No. 140. Currently, a portion of the credit card receivables originated by World Financial Network National Bank or World Financial Capital Bank and ultimately sold to either the WFN Trusts or the WFC Trust, which are QSPEs, as part of the Company's securitization program, is not consolidated on the balance sheet of World Financial Network National Bank or World Financial Capital Bank, as applicable, or any of their affiliates, including ADSC. The amendments, if adopted as proposed, may have a significant impact on the Company's consolidated financial statements as we may lose sales treatment for assets previously sold to the WFN Trusts and the WFC Trust as well as for future securitizations, which could result in all or some portion of the receivables being consolidated on the balance sheet of World Financial Network National Bank or World Financial Capital Bank, as applicable, or their affiliates, including ADSC. It is not clear whether the proposed amendments to SFAS No. 140 and FIN No. 46R will ultimately be adopted by the FASB and if adopted what form they will take, how they will be implemented, how regulatory authorities will respond or how the Company's bank subsidiaries or the Company may be affected. It is possible that these revisions will have an adverse impact on the Company and its bank subsidiaries.

In October 2008, the FASB issued Staff Position No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active" ("FSP SFAS 157-3"). FSP SFAS 157-3 provides clarifying guidance on the application of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," in markets that are not active. FSP SFAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The provisions of FSP SFAS 157-3 did not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position No. 140-4 and FIN 46R-8 ("FSP 140-4 and FIN 46R-8"), "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in variable Interest Entities." FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for the Company as of the year ended December 31, 2008, and have been included in Note 7 "Securitization of Credit Card Receivables" of the Company's consolidated financial statements. Because FSP 140-4 and FIN 46R-8 only requires additional disclosures, the adoption did not impact the Company's consolidated financial position, results of operations or cash flows.

In January 2009, the FASB issued FASB Staff Position No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). This FSP amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to align it with the impairment guidance within Statement No. 115 by removing from EITF 99-20 the requirement to place exclusive reliance on market participants' assumptions about future cash flows when evaluating an asset for other-than-temporary impairment. Both standards will now require that assumptions about future cash flows consider reasonable management judgment about the probability that the holder of an asset will be unable to collect all amounts due. FSP EITF 99-20-1 applied to the Company's retained interests in securitization trusts and is effective for interim and annual reporting periods ending after December 15, 2008. The application of this guidance did not have a significant impact on the Company's financial condition, results of operations or cash flows.

4. ACQUISITIONS AND DISPOSITIONS

During the past three years the Company completed the following acquisitions:

Business	Month Acquired	Consideration	Segment
2007:			
Abacus	February 2007	Cash for Assets and Common Stock	Epsilon Marketing Services
2006:			
iCOM Information & Communications, Inc.	February 2006	Cash for Assets and Common Stock	Loyalty Services
DoubleClick Email Solutions	April 2006	Cash for Assets and Common Stock	Epsilon Marketing Services
Big Designs, Inc.	August 2006	Cash for Assets	Epsilon Marketing Services
CPC Associates, Inc.	October 2006	Cash for Common Stock	Epsilon Marketing Services

2008 Dispositions:

In March 2008, the Company determined that its merchant and utility services businesses were not aligned with the Company's long-term strategy and committed to a plan of disposition and began exploring the potential sale of these businesses. In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), these businesses are reported as discontinued operations in this Annual Report on Form 10-K. The results of operations for all periods presented have been reclassified to reflect these businesses as discontinued operations.

In May 2008, the Company entered into an agreement with Heartland Payment Systems, Inc. ("Heartland") to sell the merchant services business for approximately $77.5 million, of which $1.5 million was held in escrow. The sale was completed on May 30, 2008, and the Company received net proceeds of approximately $90.3 million, which included approximately $14.3 million for the payment of net working capital. In connection with the sale, the Company recognized a pre-tax gain of approximately $29.0 million, which has been included in loss from discontinued operations. In connection with the sale, the Company entered into an interim transition services agreement with Heartland for a period of nine months to provide card processing and certain other services to Heartland's merchants, including receipt of funds from card associations and settlement through the Company's private label credit card banking subsidiary, World Financial Network National Bank.

In July 2008, the Company entered into a definitive agreement with VTX Holdings Limited, and its subsidiaries Vertex U.S. Holdings II Inc. and Vertex Canada Holdings II Limited to sell the majority of the utility services business (excluding certain retained assets and liabilities). The sale was completed on July 25, 2008, and the Company received net proceeds of approximately $47.7 million. As a result of the sale, the Company recorded a pre-tax loss of approximately $20.7 million during 2008, which has been included in loss from discontinued operations. Additionally, in March 2008, the Company recorded a $15.0 million impairment charge of goodwill based on the estimated enterprise value of the utility services business.

The Company retained a portion of the utility services business and recorded an impairment charge related to this group of assets of $4.0 million in June 2008. The Company completed the sale of the remainder of its utilities services business in February 2009. The Company expects to recognize a loss in connection with the sale from $18 million to $20 million.

The assets and liabilities of the discontinued operations are presented in the consolidated balance sheets as assets held for sale and liabilities held for sale. The underlying assets and liabilities of the discontinued operations for the periods presented are as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Assets:		
Cash and cash equivalents	$ —	$ 46,630
Due from card associations	—	21,456
Trade receivables, net	30,663	78,410
Other assets	1,307	15,016
Property and equipment, net	45	56,030
Intangible assets, net	—	20,493
Goodwill	—	49,575
Assets held for sale	$32,015	$287,610
Liabilities:		
Accounts payable	$ —	$ 933
Accrued expenses	18,738	21,892
Merchant settlement obligations	—	216,560
Capital lease obligations	—	2,455
Other liabilities	2,044	12,920
Liabilities held for sale	$20,782	$254,760

The following table summarizes the operating results of the discontinued operations.

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Revenue	$173,741	$329,031	$348,192
Loss before provision for income taxes	(39,927)	(77,092)	(26,388)
Benefit from income taxes	13,921	26,712	9,596
Loss from discontinued operations	$ (26,006)	$ (50,380)	$ (16,792)

During the third quarter of 2007, the Company reviewed one of the customer relationships in its utility services division and determined that certain long-lived assets, including internally developed software, certain customer relationship assets, and other assets, had been impaired. The Company recognized approximately $40.0 million as a non-cash asset write-down, with the impairment charge included in loss from discontinued operations.

2007 Acquisitions:

On February 1, 2007, the Company completed the acquisition of Abacus, a division of DoubleClick Inc. Abacus is a leading provider of data, data management and analytical services for the retail and catalog industry, as well as other sectors. The Abacus acquisition complements, expands and strengthens the Company's core database marketing offerings and provides additional scale to its data services, strategic database services and analytics offerings.

The acquisition of Abacus included specified assets of DoubleClick's data division ("Purchased Assets") and all of the outstanding equity interests of four DoubleClick entities. The consideration consisted of approximately $435.0 million plus other incremental costs as defined in the agreement for a total of approximately $439.3 million.

The results of operations for Abacus have been included since the date of acquisition and are reflected in the Epsilon Marketing Services segment. The goodwill resulting from the acquisition of the Purchased Assets will be deductible for tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Abacus acquisition as of the date of purchase.

	As of February 1, 2007
	(In thousands)
Current assets	$ 22,863
Property, plant and equipment	13,844
Capitalized software	19,200
Identifiable intangible assets	169,760
Goodwill	222,935
Total assets acquired	448,602
Current liabilities	9,325
Total liabilities assumed	9,325
Net assets acquired	$439,277

The following unaudited pro forma results of operations of the Company are presented as if the Abacus acquisition was completed as of the beginning of the periods being presented. The following unaudited pro forma financial information is not necessarily indicative of the actual results of operations that the Company would have experienced assuming the acquisition had been completed as of January 1, 2007 or 2006, respectively.

	Year Ended December 31, 2007	2006
	(In thousands, except per share amounts)	
Revenues	$1,970,807	$1,765,397
Net income	$ 162,354	$ 181,057
Basic net income per share	$ 2.07	$ 2.27
Diluted net income per share	$ 2.01	$ 2.22

In 2007, the Company entered into a stock purchase agreement with Excentus Corporation, and purchased preferred shares of stock for a total purchase price of $8.0 million. The Company has accounted for this investment on a cost basis and the investment is included in other non-current assets on its consolidated balance sheet.

2007 Dispositions:

On November 7, 2007, the Company sold ADS MB Corporation, which operated its mail services business which was included in the Corporate / Other segment. The Company received total proceeds of $12.3 million and recognized a pre-tax loss of approximately $16.0 million.

2006 Acquisitions:

In February 2006, the Company acquired Toronto-based iCOM Information & Communications, Inc. ("iCOM"), a leading provider of targeted list, marketing data and communications solutions for the pharmaceutical, tobacco and fast moving consumer goods industries in North America. Total consideration paid was approximately $36.1 million as of the closing date, including acquisition costs. As a result of this acquisition, the Company acquired $10.8 million of customer contracts, $2.3 million of capitalized software, $13.2 million of net assets and $9.8 million of goodwill. The results of operations for iCOM have been included since the date of acquisition and are reflected in the Company's Loyalty Services segment.

In April 2006, the Company acquired DoubleClick Email Solutions, a permission-based email marketing service provider, with operations across North America, Europe and Asia/Pacific. Total consideration paid was approximately $91.1 million, including acquisition costs. As a result of this acquisition, the Company acquired approximately $26.8 million of customer contracts, $2.3 million of capitalized software, $0.4 million associated with a non-compete agreement, $6.0 million of net assets and $55.6 million of goodwill. An independent valuation was conducted to assign a fair market value to the intangible assets identified as part of the acquisition. The results of operations for DoubleClick Email Solutions have been included since the date of acquisition and are reflected in the Epsilon Marketing Services segment.

In August 2006, the Company acquired Big Designs, a design agency that specializes in creative development for both print and on-line media. Total consideration paid was approximately $5.0 million. As a result of this acquisition, the Company acquired approximately $0.7 million of customer contracts, $0.5 million associated with a non-compete agreement, $0.1 million of net assets and $3.7 million of goodwill. The results of operations for Big Designs have been included since the date of acquisition and are reflected in the Epsilon Marketing Services segment.

In October 2006, the Company acquired CPC Associates, Inc. ("CPC"), a provider of data products and services used to increase effectiveness of direct-response marketing programs for a variety of business sectors. Total consideration paid was approximately $72.5 million, including acquisition costs. As a result of this acquisition, the Company acquired approximately $16.8 million of customer contracts, $0.7 million of purchased software, $0.6 million in tradenames, $1.6 million of net assets and $52.9 million of goodwill. An independent valuation was conducted to assign a fair market value to the intangible assets identified as part of the acquisition. The results of operations for CPC have been included since the date of acquisition and are reflected in the Company's Epsilon Marketing Services segment.

Pro forma information has not been included for these acquisitions, as the impact is not material.

Purchase Price Allocation:

The following table summarizes the purchase price for the acquisitions, and the allocation thereof:

	2007	2006
	(In thousands)	
Identifiable intangible assets	$169,760	$ 56,610
Capitalized software	19,200	5,275
Goodwill	222,935	122,003
Other net assets (liabilities)	27,382	20,880
Purchase price	$439,277	$204,768

5. REDEMPTION SETTLEMENT ASSETS

Redemption settlement assets consist of cash and cash equivalents and securities available-for-sale and are designated for settling redemptions by collectors of the AIR MILES Reward Program in Canada under certain contractual relationships with sponsors of the AIR MILES Reward Program. See Note 10, "Deferred Revenue". These assets are primarily denominated in Canadian dollars. Realized gains and losses from the sale of investment securities were not material. The principal components of redemption settlement assets, which are carried at fair value, are as follows:

	December 31, 2008				December 31, 2007			
		Unrealized				Unrealized		
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value
	(In thousands)							
Cash and cash equivalents	$125,906	$ —	$ —	$125,906	$ 54,604	$—	$ —	$ 54,604
Government bonds	40,246	511	—	40,757	63,674	93	(169)	63,598
Corporate bonds[(1)]	371,954	1,562	(8,585)	364,931	200,120	402	(1,671)	198,851
Total	$538,106	$2,073	$(8,585)	$531,594	$318,398	$495	$(1,840)	$317,053

(1) Included in corporate bonds in 2008 is an investment in retained interests in the WFN Trusts with a fair value of $28.6 million.

In accordance with FASB Staff Position FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* the following table shows the gross unrealized losses and fair value for those investments that were in an unrealized loss position as of December 31, 2008 and 2007, aggregated by investment category and the length of time that individual securities have been in a continuous loss position:

	December 31, 2008					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Government bonds	$ —	$ —	$ —	$ —	$ —	$ —
Corporate bonds	176,845	(8,170)	26,704	(415)	203,549	(8,585)
Total	$176,845	$(8,170)	$ 26,704	$(415)	$203,549	$(8,585)

	December 31, 2007					
	Less than 12 months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
Government bonds	$ 19,884	$ (92)	$ 23,717	$ (77)	$ 43,601	$ (169)
Corporate bonds	62,360	(881)	100,398	(790)	162,758	(1,671)
Total	$ 82,244	$ (973)	$124,115	$(867)	$206,359	$(1,840)

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the Issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value. The unrealized losses on the Company's investments in corporate bonds during 2008 were the result of increased credit spreads resulting from instability in the credit markets which deteriorated the fair value of the investments. The unrealized losses during 2007 on the Company's investments in government and corporate bond securities were caused primarily by changes in interest rates. The Company typically invests in highly-rated securities with low probabilities of default. The Company also has the ability to hold the investments until maturity. As of December 31, 2008, the Company does not consider the investments to be other-than-temporarily impaired.

The net carrying value and estimated fair value of the securities at December 31, 2008 by contractual maturity are as follows:

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$224,414	$220,297
Due after one year through five years	313,692	311,297
Due after five years through ten years	—	—
Due after ten years	—	—
Total	$538,106	$531,594

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Software development and conversion costs	$ 113,972	$ 107,334
Computer equipment and purchased software	101,897	115,472
Furniture and fixtures	50,266	65,272
Leasehold improvements	57,248	69,927
Capital leases	79,913	50,236
Construction in progress	5,776	11,182
Total	409,072	419,423
Accumulated depreciation	(240,225)	(226,664)
Property and equipment, net	$ 168,847	$ 192,759

Depreciation expense totaled $58.2 million, $51.7 million, and $41.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, and includes amortization of capital leases. Amortization associated with capitalized software development and conversion costs totaled $14.5 million, $13.9 million, and $11.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

7. SECURITIZATION OF CREDIT CARD RECEIVABLES

The Company regularly securitizes its credit card receivables to the WFN Trusts and the WFC Trust. During the initial phase of a securitization reinvestment period, the Company generally retains principal collections in exchange for the transfer of additional credit card receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed to the investors or held in an account until it accumulates to the total amount due, at which time it is paid to the investors in a lump sum. The Company's outstanding securitizations are scheduled to begin their amortization or accumulation periods at various times between 2009 and 2013 and thereafter.

The following table shows the maturities of borrowing commitments as of December 31, 2008 for the WFN Trusts and the WFC Trust by year:

	2009	2010	2011	2012	2013 & Thereafter	Total
			(In millions)			
Public notes	$ 652.8	$72.2	$450.0	$—	$500.0	$1,675.0
Private conduits[(1)]	2,583.0	—	—	—	—	2,583.0
Total	$3,235.8	$72.2	$450.0	$—	$500.0	$4,258.0

(1) Amount represents borrowing capacity, not outstanding borrowings. The Company is also seeking new sources of liquidity. Certain of the announced government programs, such as the Term Asset-Backed Securities Loan Facility, are expected to facilitate the issuance of asset-backed securities and generally improve market conditions, thus enabling the WFN Trusts and the WFC Trust to replace maturing or short-term funding. The Company has also expanded its brokered certificates of deposit to supplement liquidity for its credit card receivables.

During 2008, the WFN Trusts and WFC Trusts issued or renewed $2.8 billion in securitization financing (i.e. new public notes or private conduits) of which we retained approximately $344.1 million in subordinated notes.

Seller's interest and credit card receivables, less allowance for doubtful accounts consists of:

	December 31, 2008	December 31, 2007
	(In thousands)	
Seller's interest	$182,428	$217,054
Credit card receivables	473,996	451,862
Other receivables	23,867	22,244
Allowance	(40,718)	(38,726)
	$639,573	$652,434

Due from securitizations consists of:

	December 31, 2008	December 31, 2007
	(In thousands)	
Spread deposits	$175,384	$125,624
Interest-only strips	169,241	154,735
Retained interest in securitization trust	259,612	69,189
Excess funding deposits	97,110	29,720
	$701,347	$379,268

The Company is required to maintain minimum interests ranging from 4% to 10% of the securitized credit card receivables. This requirement is met through seller's interest and is supplemented through the excess funding deposits. Excess funding deposits represent cash amounts deposited with the trustee of the securitizations. Residual interest in securitization represents a subordinated interest in the cash flows of the WFN Trusts and the WFC Trust.

Seller's interest is recorded at the allocated carrying amount based on relative fair value. Changes in the fair values of our seller's interest are recorded through securitization income and finance charges, net, in the consolidated statements of income. The spread deposits and interest-only strips are recorded at their fair value. Fair value is determined by computing the present value of the estimated cash flows, using the dates that such cash flows are expected to be released to the Company, at a discount rate considered to be commensurate with the risks associated with the cash flows. The amounts and timing of the cash flows are estimated after considering various economic factors including payment rates, delinquency, default and loss assumptions. Interest-only strips, seller's interest and other interests retained are periodically evaluated for impairment based on the fair value of those assets.

Fair values of interest-only strips and other interests retained are based on a review of actual cash flows and on the factors that affect the amounts and timing of the cash flows from each of the underlying credit card receivable pools. Based on this analysis, assumptions are validated or revised as deemed necessary, the amounts and the timing of anticipated cash flows are estimated and fair value is determined. The Company has one collateral type, credit card receivables, which are comprised of both private label and co-brand retail credit card receivables.

Retained interest in securitization trust, included in due from securitizations, represents the Company's investment in subordinated notes sold by the WFN Trusts and the WFC Trust. These investments are classified as available-for-sale, and changes in fair value are recorded through other comprehensive (loss) income. As of December 31, 2008, the Company recorded an unrealized pre-tax loss on these investments of $49.8 million.

At December 31, 2008, key economic assumptions and the sensitivity of the current fair value of residual cash flows to an immediate 10% and 20% adverse change in the assumptions are as follows:

	Assumptions	Impact on Fair Value of 10% Change	Impact on Fair Value of 20% Change
		(In thousands)	
Fair value of interest-only strips	$169,241	—	—
Weighted average life	9.25 – 11 months	$(12,936)	$(24,088)
Discount rate	18.8% – 22.0%	(927)	(1,835)
Expected yield, net of dilution	25.8% – 26.4%	(38,704)	(77,343)
Base rate(1)	0.4% – 1.3%	(553)	(1,106)
Net charge-off rate	8.1% – 10.1%	(11,995)	(24,750)

(1) Base rate assumptions do not factor any changes in spreads with respect to future refinancings.

At December 31, 2008, key economic assumptions and the sensitivity of the current fair value of the Company's seller's interest and retained interest of the subordinated notes to an immediate 10% and 20% adverse change in the assumptions are as follows:

	Assumptions	Impact on Fair Value of 10% Change	Impact on Fair Value of 20% Change
		(In thousands)	
Fair value of seller's interest	$181,342	—	—
Weighted average life	9.25 – 11 months	$ (903)	$ (1,682)
Discount rate	8.0%	(1,339)	(2,658)
Expected yield, net of dilution	25.8% –26.4%	(1,921)	(3,834)
Net charge-off rate	8.1% – 10.1%	(611)	(1,230)
Fair value of subordinated notes—retained[(1)]	$287,492	—	—
Discount rate	10.2% – 22.1%	(6,248)	(12,323)

(1) Includes those investments held by Loyalty Services and included in redemption settlement assets. See Note 5 "Redemption Settlement Assets".

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in an assumption to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities, though generally the changes at least partially offset the individual impacts.

Spread deposits, carried at estimated fair value, represent deposits that are held by a trustee or agent and are used to absorb shortfalls in the available net cash flows related to securitized credit card receivables if those available net cash flows are insufficient to satisfy certain obligations of the WFN Trusts and the WFC Trust. The fair value of spread deposits is based on the weighted average life of the underlying securities and the discount rate. The discount rate is based on a risk adjusted market rate. The amount required to be deposited is approximately 4.5% of the investor's interest in the WFN Trusts and the WFC Trust. Spread deposits are generally released proportionately as investors are repaid, although some spread deposits are released only when investors have been paid in full. None of these spread deposits were required to be used to cover losses on securitized credit card receivables in the three-year period ended December 31, 2008.

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Year Ended December 31,		
	2008	2007	2006
		(In millions)	
Proceeds from collections reinvested in previous credit card securitizations	$6,619.7	$7,070.3	$7,414.7
Proceeds from new securitizations	955.4	600.0	500.0
Proceeds from collections in revolving period transfers	6,211.1	6,552.4	6,443.5
Purchases of previously transferred financial assets	—	218.8	73.3
Servicing fees received	67.6	68.5	64.1
Cash flows received on the interest that continue to be held by the transferor			
Cash flows received on interest-only strip	485.1	516.0	505.8
Cash flows received on subordinated notes retained	9.4	3.7	2.0
Cash flows received on seller's interest	29.2	29.3	31.4

The tables below present quantitative information about the components of total credit card receivables managed, delinquencies and net charge-offs:

	December 31, 2008	December 31, 2007
	(In millions)	
Total credit card receivables managed	$4,531.4	$4,157.3
Less credit card receivables securitized	4,057.4	3,705.4
Credit card receivables	$ 474.0	$ 451.9
Principal amount of managed credit card receivables 90 days or more past due	$ 127.1	$ 101.9

	Year Ended December 31, 2008	2007	2006
	(In thousands)		
Net managed charge-offs	$286,996	$227,393	$180,449

The tables below present quantitative information about the components of total securitized credit card receivables, delinquencies and net charge-offs:

	December 31, 2008	December 31, 2007
	(In millions)	
Total credit card receivables securitized	$4,057.4	$3,705.4
Principal amount of securitized credit card receivables 90 days or more past due	$ 111.7	$ 86.6

	Year Ended December 31, 2008	2007	2006
	(In thousands)		
Net securitized charge-offs	$243,852	$197,404	$159,382

The practice of re-aging an account may affect credit card loan delinquencies and charge-offs. A re-age is intended to assist delinquent card members who have experienced financial difficulties but who demonstrate both an ability and willingness to repay the amounts due. Accounts meeting specific defined criteria are re-aged when the cardholder makes one or more consecutive payments aggregating a certain pre-defined amount of their account balance. With re-aging, the outstanding balance of a delinquent account is returned to a current status. The Company's re-aged accounts represented 0.2%, 0.2% and 0.1% of total credit card receivables as of December 31, 2008, 2007 and 2006, respectively, and thus do not have a significant impact on the Company's delinquencies or net charge-offs. The Company's re-aging practices comply with regulatory guidelines.

In June 2008, the Company sold a portfolio of credit card receivables which were held for investment to its securitization trusts. The Company sold a net principal balance of $100.7 million, for which the Company received cash of $91.9 million and retained $8.8 million in a spread deposit account that is included in due from securitizations in the consolidated balance sheet. The gain on the sale was approximately $5.0 million, which is included in securitization income and finance charges, net in the consolidated statements of income.

In September 2008, the Company sold a portfolio of credit card receivables to its securitization trusts. The Company sold a net principal balance of $130.4 million, for which the Company received cash of $103.0 million and retained $14.0 million in a cash collateral account along with an interest in Class C bonds of $13.4 million, both of which are included in due from securitizations in the consolidated balance sheet. The gain on the sale was approximately $7.0 million, which is included in securitization income and finance charges, net in the consolidated statements of income.

In December 2008, World Financial Capital Bank, one of the Company's wholly-owned subsidiaries, acquired the existing private label credit card portfolio of HSN and entered into a multi-year agreement to provide both private label and co-brand credit card services. The total purchase price was approximately $141.7 million. These assets are included in seller's interest and credit card receivables in the consolidated balance sheet.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following:

	December 31, 2008			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$186,428	$ (96,435)	$ 89,993	5-10 years—straight line
Premium on purchased credit card portfolios	84,344	(35,925)	48,419	3-10 years—straight line, accelerated
Collector database	57,528	(47,096)	10,432	30 years—15% declining balance
Customer database	160,103	(41,194)	118,909	4 -10 years—straight line
Noncompete agreements	2,425	(1,554)	871	3-5 years—straight line
Favorable lease	1,000	(886)	114	4 years—straight line
Tradenames	11,542	(2,361)	9,181	4 -10 years—straight line
Purchased data lists	12,994	(5,487)	7,507	1-5 years—accelerated basis, straight line
	$516,364	$(230,938)	$285,426	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$528,714	$(230,938)	$297,776	

	December 31, 2007			
	Gross Assets	Accumulated Amortization	Net	Amortization Life and Method
		(In thousands)		
Finite Lived Assets				
Customer contracts and lists	$186,428	$ (71,330)	$115,098	5-10 years—straight line
Premium on purchased credit card portfolios	70,664	(29,203)	41,461	5-10 years—straight line, accelerated
Collector database	71,358	(56,093)	15,265	30 years—15% declining balance
Customer databases	161,713	(20,096)	141,617	4-10 years—straight line
Noncompete agreements	2,160	(1,308)	852	2-5 years—straight line
Favorable lease	1,000	(614)	386	4 years—straight line
Tradenames	11,262	(1,154)	10,108	4 -10 years—straight line
Purchased data lists	8,656	(2,391)	6,265	1-5 years—accelerated basis, straight line
	$513,241	$(182,189)	$331,052	
Indefinite Lived Assets				
Tradenames	12,350	—	12,350	Indefinite life
Total intangible assets	$525,591	$(182,189)	$343,402	

As a result of the Abacus acquisition in 2007, the Company acquired $158.7 million of customer relationships and related databases with a weighted average life of approximately nine years, tradenames of $10.7 million with a weighted average life of 10 years and non-compete agreements of $0.4 million with a weighted average life of one and a half years.

Amortization expense related to the intangible assets was approximately $63.1 million, $61.5 million, and $37.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The estimated amortization expense related to intangible assets for the next five years is as follows:

	For Years Ending December 31,
	(In thousands)
2009	$59,178
2010	55,577
2011	43,546
2012	38,252
2013	33,129
2014 & thereafter	55,744

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 respectively, are as follows:

	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Other	Total
			(In thousands)			
December 31, 2006	$211,393	$448,170	$261,732	$—	$ 1,065	$ 922,360
Goodwill acquired during year	—	222,935	—	—	—	222,935
Effects of foreign currency translation	37,603	851	—	—	—	38,454
Goodwill written off in connection with the sale of a portion of a reporting unit	—	—	—	—	(1,065)	(1,065)
Other, primarily final purchase price adjustments	—	3,089	—	—	—	3,089
December 31, 2007	248,996	675,045	261,732	—	—	1,185,773
Goodwill acquired during year	1,091	—	—	—	—	1,091
Effects of foreign currency translation	(46,198)	(7,756)	—	—	—	(53,954)
Other, primarily final purchase price adjustments	618	262	—	—	—	880
December 31, 2008	$204,507	$667,551	$261,732	$—	$ —	$1,133,790

The Company completed annual impairment tests for goodwill on July 31, 2008, 2007 and 2006 and determined at each date that no impairment exists. No further testing of goodwill impairments will be performed until July 31, 2009, unless circumstances exist that indicates that an impairment may have occurred.

9. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Accrued payroll and benefits	$ 81,126	$102,064
Accrued taxes	6,741	26,192
Accrued other liabilities	55,789	77,963
Accrued liabilities	$143,656	$206,219

10. DEFERRED REVENUE

A reconciliation of deferred revenue for the AIR MILES Reward Program is as follows:

	Deferred Revenue		
	Service	Redemption	Total
		(In thousands)	
December 31, 2006	$ 203,717	$ 447,789	$ 651,506
Cash proceeds	150,731	278,751	429,482
Revenue recognized	(122,863)	(256,733)	(379,596)
Other	—	168	168
Effects of foreign currency translation	40,732	86,056	126,788
December 31, 2007	272,317	556,031	828,348
Cash proceeds	175,963	369,871	545,834
Cash proceeds from the assumption of the BMO liability	—	369,858	369,858
Revenue recognized	(139,744)	(404,132)	(543,876)
Other	—	(1,399)	(1,399)
Effects of foreign currency translation	(57,364)	(145,767)	(203,131)
December 31, 2008	$ 251,172	$ 744,462	$ 995,634
Amounts recognized in the consolidated balance sheet:			
Current liabilities	$ 115,993	$ 744,462	$ 860,455
Non-current liabilities	$ 135,179	$ —	$ 135,179

In May 2008, the Loyalty Services segment secured a comprehensive long-term renewal and expansion agreement with Bank of Montreal ("BMO"), as a sponsor in its AIR MILES Reward Program, pursuant to which BMO transferred to the Company the responsibility of reserving for costs associated with the redemption of AIR MILES reward miles issued by BMO as a sponsor. Under the terms of the agreement, BMO paid the Company approximately $369.9 million for the assumption of that liability, all of which was placed in the Company's redemption settlement asset account to be utilized to cover the cost of redemptions of outstanding AIR MILES reward miles issued by BMO under the previous arrangement. Historically, due to the nature of their contractual arrangement, miles issued by BMO have been excluded from the Company's estimate of breakage as BMO had the responsibility of redemption, and therefore, no breakage estimate was required. However, changing the nature of the agreement required the Company to include these miles in its analysis, which impacted the redemption rate and the Company's estimate of breakage. After evaluating the impact of this transaction, the Company changed its estimate of breakage from one-third to 28%. The change in estimate had no impact on the total redemption liability, but reduced the amount of deferred breakage within the redemption liability that is expected to be recognized over the expected life of the mile. The change in estimate did not have a material impact to the Company's consolidated financial statements in the current period, nor does the Company expect it to have a material impact on future periods.

The Company has reclassified the redemption element of deferred revenue associated with its AIR MILES Reward Program from long term liabilities to current liabilities because it is due on demand. The redemption settlement assets used to fund the redemption element have accordingly been reclassified from non-current assets to current assets. Additionally, the Company reclassified a portion of the service element from non-current liabilities to current liabilities for the amount expected to be recognized as revenue in the next twelve months. Our financial statements for the period ended December 31, 2007 have been adjusted to reflect these changes in presentation by reclassifying $317.1 million of redemption settlement assets and $683.2 million of deferred revenue to current assets and current liabilities, respectively. The associated deferred tax assets were also reclassified accordingly.

11. DEBT

Debt consists of the following:

	December 31,	
	2008	2007
	(In thousands)	
Certificates of deposit	$ 688,900	$ 370,400
Credit facility	365,000	121,000
Bridge loan	—	300,000
Senior notes	500,000	500,000
Convertible senior notes	805,000	—
Capital lease obligations and other debt	57,175	36,650
	2,416,075	1,328,050
Less: current portion	(709,449)	(683,989)
Long-term portion	$1,706,626	$ 644,061

Certificates of Deposit

Terms of the certificates of deposit range from 3 months to 60 months with annual interest rates ranging from 2.8% to 5.7% at December 31, 2008 and 5.0% to 5.7% at December 31, 2007. Interest is paid monthly and at maturity.

Credit Facility

The Company is party to a credit agreement, among it, ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management LLC, as guarantors, Bank of Montreal, as administrative agent and letter of credit issuer, and various other agents and banks, dated September 29, 2006, as amended (the "Credit Facility"). The Credit Facility provides for a $540.0 million revolving line of credit and an accordion feature of up to $210.0 million in the aggregate, which the Company exercised in full in July 2008, increasing the line of credit under the Credit Facility up to $750.0 million. The Credit Facility has a U.S. $50.0 million sublimit for Canadian dollar borrowings and a $50.0 million sublimit for swing line loans. At December 31, 2008, borrowings under the Credit Facility were $365.0 million and had a weighted average interest rate of 1.6%.

The Credit Facility is unsecured. Each of ADS Alliance Data Systems, Inc., Alliance Data Foreign Holdings, Inc., ADS Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management LLC are guarantors under the Credit Facility. On March 30, 2007, the Company amended the Credit Facility to extend the lending commitments that were scheduled to terminate on September 29, 2011 to March 30, 2012. In addition, the March 2007 amendment adjusted the senior leverage ratio applicable to the various levels set forth in the Credit Facility and the margin applicable to Eurodollar loans to those reflected below. On June 16, 2008, the Company further amended the Credit Facility to modify certain defined terms and negative covenants regarding the Company's ability, and in certain instances, its subsidiaries' ability, to create liens, repurchase stock and make investments. The June 2008 amendment also replaced the financial covenant establishing a maximum ratio of total capitalization with a financial covenant establishing a maximum ratio of total leverage, with each such term defined in the Credit Facility.

Advances under the Credit Facility are in the form of either base rate loans or Eurodollar loans and may be denominated in U.S. dollars or Canadian dollars. The interest rate for base rate loans denominated in U.S. dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate and (2) the Federal funds rate plus 0.5%, in either case with no additional margin. The interest rate for base rate loans denominated in Canadian dollars fluctuates and is equal to the higher of (1) the Bank of Montreal's prime rate for Canadian dollar loans and (2) the CDOR rate plus 1%, in either case with no additional margin. The interest rate for Eurodollar loans denominated in U.S. or Canadian dollars fluctuates based on the rate at which deposits of U.S. dollars or Canadian dollars, respectively, in the London interbank market are quoted plus a margin of 0.4% to 0.8% based upon the Company's senior leverage ratio as defined in the Credit Facility. Among other fees, the Company pays a facility fee of 0.1% to 0.2% per annum (due quarterly) on the aggregate commitments under the Credit Facility, whether used or unused, based upon the Company's senior leverage ratio as defined in the Credit Facility. The Company will also pay fees with respect to any letters of credit issued under the Credit Facility.

The Credit Facility includes usual and customary negative covenants for credit agreements of this type, including, but not limited to, restrictions on the Company's ability, and in certain instances, its subsidiaries' ability, to consolidate or merge; substantially change the nature of its business; sell, transfer or dispose of assets; create or incur indebtedness; create liens; pay dividends; and make investments. The negative covenants are subject to certain exceptions, as specified in the Credit Facility. The Credit Facility also requires the Company to satisfy certain financial covenants, including maximum ratios of total leverage and senior leverage as determined in accordance with the Credit Facility and a minimum ratio of consolidated operating EBITDA to consolidated interest expense as determined in accordance with the Credit Facility.

The Credit Facility also includes customary events of default, including, among other things, payment default, covenant default, breach of representation or warranty, bankruptcy, cross-default, material ERISA events, a change of control of the Company, material money judgments and failure to maintain subsidiary guarantees. As of December 31, 2008, the Company was in compliance with its financial covenants under the Credit Facility.

Bridge Loan

On January 24, 2007, the Company, as borrower, entered into a credit facility with Bank of Montreal, as administrative agent (the "Bridge Loan") which provided for loans up to $400.0 million. At the closing of the Bridge Loan, the Company borrowed $300.0 million for general corporate purposes including the repayment of debt and the financing of permitted acquisitions. The Bridge Loan included an uncommitted accordion feature of up to $100.0 million allowing for future borrowings, subject to certain conditions. The Bridge Loan was unsecured. Each of ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC were guarantors under the Bridge Loan.

On July 6, 2007, the Company entered into a first amendment to the Bridge Loan to extend the maturity date from July 24, 2007 to December 31, 2007. On December 21, 2007, the Company entered into a second amendment to the Bridge Loan which extended the maturity date from December 31, 2007 to March 31, 2008 and eliminated the uncommitted accordion feature. In addition, the second amendment adjusted the margin applicable to base rate loans and Eurodollar loans.

In March 2008, the Company entered into a third amendment to the Bridge Loan, which, as amended, provided for loans in a maximum amount of $300.0 million. In the third amendment, the maturity date of the Bridge Loan was extended from March 31, 2008 to December 31, 2008. On March 17, 2008, the Company prepaid $150.0 million of the principal amount of the Bridge Loan together with accrued interest thereon and pursuant to the terms of the Bridge Loan, such amounts were not available to be re-borrowed. Amounts used to make the prepayment were borrowed under the Company's Credit Facility.

On June 16, 2008, the Company entered into a fourth amendment to the Bridge Loan to modify certain defined terms and negative covenants regarding the Company's ability, and in certain instances, its subsidiaries' ability, to create liens, repurchase stock and make investments. The fourth amendment also replaced the financial covenant establishing a maximum ratio of total capitalization with a financial covenant establishing a maximum ratio of total leverage, with each such term defined in the Bridge Loan.

The Bridge Loan was repaid in full with the proceeds from the Convertible Senior Notes and terminated according to its terms effective July 29, 2008.

Wachovia Bank Facility

In June 2008, the Company, as borrower, and ADS Alliance Data Systems, Inc., ADS Foreign Holdings, Inc., Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC, as guarantors, entered into a credit agreement with Wachovia Bank, National Association, as administrative agent (the "Wachovia Facility"), which provided for loans to the Company in a maximum amount of $150.0 million. At the closing of the Wachovia Facility, the Company borrowed $150.0 million to fund its obligations with respect to share repurchases under an accelerated stock repurchase agreement. The Wachovia Facility was unsecured. The loans under the Wachovia Facility were scheduled to mature September 18, 2008 and were paid in full with a portion of the net proceeds from the issuance of the Convertible Senior Notes. The Wachovia Facility was terminated according to its terms effective July 29, 2008.

Senior Notes

On May 16, 2006, the Company entered into a senior note purchase agreement and issued and sold $250.0 million aggregate principal amount of 6.00% Series A Notes due May 16, 2009 and $250.0 million aggregate principal amount of 6.14% Series B Notes due May 16, 2011 (the "Senior Notes"). The Senior Notes accrue interest on the unpaid balance thereof at the rate of 6.00% and 6.14% per annum, respectively, from May 16, 2006, payable semiannually, on May 16 and November 16 in each year, commencing with November 16, 2006, until the principal has become due and payable. The note purchase agreement includes usual and customary negative covenants and events of default for transactions of this type. The Senior Notes are unsecured. The payment obligations under the Senior Notes are guaranteed by certain of the Company's existing and future subsidiaries, originally ADS Alliance Data Systems, Inc. Due to their status as guarantors under the Credit Facility and pursuant to a Joinder to Subsidiary Guaranty dated as of September 29, 2006, three additional subsidiaries of the Company became guarantors of the Senior Notes, including Alliance Data Foreign Holdings, Inc., Epsilon Marketing Services, LLC and Epsilon Data Management, LLC. As of December 31, 2008, the Company was in compliance with its financial covenants.

Pursuant to a Joinder to Subsidiary Guaranty dated as of May 30, 2008, ADS Foreign Holdings, Inc. also became a guarantor of the Series A and Series B Notes.

Convertible Senior Notes

In July 2008, the Company issued $700.0 million aggregate principal amount of convertible senior notes due 2013 (the "Convertible Senior Notes"). The Company granted to the initial purchasers of the Convertible Senior Notes an option to purchase up to an additional $105.0 million aggregate principal amount of the Convertible Senior Notes solely to cover over-allotments, if any, which was exercised in full on August 4, 2008. Holders of the Convertible Senior Notes have the right to require the Company to repurchase for cash all or some of their Convertible Senior Notes upon the occurrence of certain fundamental changes.

The Convertible Senior Notes are governed by an indenture dated July 29, 2008 between the Company and the Bank of New York Mellon Trust Company, National Association, as trustee. Pursuant to the indenture, the Convertible Senior Notes are general unsecured senior obligations of the Company, and pay interest semi-annually in arrears at a rate of 1.75% per annum on February 1 and August 1 of each year beginning February 1, 2009, will be convertible during certain periods and under certain circumstances and, subject to earlier repurchase by the Company or conversion, will mature on August 1, 2013. The Company may not redeem the Convertible Senior Notes prior to their maturity date.

Holders may convert their Convertible Senior Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date of the Convertible Senior Notes, in equal multiples of $1,000 principal amounts, under the following circumstances:

- during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending December 31, 2008, if the last reported sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is equal to or more than 130% of the conversion price of $78.50 of the Convertible Senior Notes on the last day of such preceding fiscal quarter;
- during the five business-day period after any five consecutive trading-day period, or the measurement period, in which the trading price per $1,000 principal amount of the Convertible Senior Notes for each day of that measurement period was less than 98% of the product of the last reported sales price of the Company's common stock and the conversion rate of the Convertible Senior Notes on each such day; or
- upon the occurrence of certain specified corporate transactions.

In addition, holders may convert their Convertible Senior Notes at their option at any time beginning on April 2, 2013 and ending on the close of business on the second scheduled trading day immediately preceding the maturity date, without regard to the foregoing circumstances.

Upon conversion, holders of the Convertible Senior Notes will receive, at the election of the Company, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, based on the applicable conversion rate at such time. The Convertible Senior Notes have an initial conversion rate of 12.7392 shares of common stock per $1,000 principal amount of the Convertible Senior Notes (which is equal to an initial conversion price of approximately $78.50 per share), representing an initial conversion premium of approximately 22.5% above the closing price of $64.08 per share of the Company's common stock on July 23, 2008.

Concurrently with the pricing of the Convertible Senior Notes, on July 23, 2008, the Company entered into convertible note hedge transactions with respect to its common stock (the "Convertible Note Hedges") with J.P. Morgan Securities Inc., as agent to JPMorgan Chase Bank, National Association, London Branch, and Bank of America, N.A., affiliates of two of the initial purchasers (together, the "Hedge Counterparties"). The Convertible Note Hedges cover, subject to customary anti-dilution adjustments, approximately 8.9 million shares of the Company's common stock at an initial strike price equal to the initial conversion price of the Convertible Senior Notes. Following the exercise of the over-allotment option in full on August 4, 2008, the Convertible Note Hedges, cover, subject to customary anti-dilution adjustments, approximately 1.3 million additional shares of the Company's common stock.

Separately but also concurrently with the pricing of the Convertible Senior Notes, on July 23, 2008, the Company entered into warrant transactions (the "Warrants") whereby it sold to the Hedge Counterparties warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 8.9 million shares of its common stock at an initial strike price of approximately $112.14. Following the exercise of the Convertible Senior Notes over-allotment option in full on August 4, 2008, the Warrants were amended to permit the Hedge Counterparties to acquire, subject to customary anti-dilution adjustments, up to approximately 1.3 million additional shares of the Company's common stock. The amended Warrants will be exercisable and will expire in 79 equal tranches of 64,094 warrants and an 80th tranche of 64,102 warrants with respect to each of the Hedge Counterparties beginning on October 30, 2013 and continuing on each business day through February 25, 2014.

The cost of the Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the Warrants, was approximately $93.6 million. The Convertible Note Hedges and Warrants are generally expected to offset the potential dilution of the Company's common stock upon conversion of the Convertible Senior Notes to the extent that the Company's common stock price does not exceed $112.41 at the time of the exercise of the Warrants. The cost of the additional Convertible Note Hedges, reduced by the proceeds to the Company from the sale of the additional Warrants, related to the exercise of the over-allotment on August 4, 2008, was $14.0 million. The Company accounted for the Convertible Note Hedges and Warrants in accordance with the guidance in EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF No. 00-19"). The Convertible Note Hedges and Warrants meet the requirements under EITF No. 00-19 to be accounted for as equity instruments. Accordingly, the cost of the Convertible Note Hedges and the proceeds from the sale of the Warrants are included in additional paid-in capital in the consolidated balance sheet at December 31, 2008.

In May 2008, the FASB issued FSP APB No. 14-1 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. FSP APB No. 14-1 will be effective for the Company as of January 1, 2009 and will require retrospective application. The Company expects to record additional non-cash interest expense of approximately $17.0 million in 2008 and between $40.0 million and $45.0 million in 2009 as a result of the adoption of FSP ABP No. 14-1.

Other—The Company has other minor borrowings, primarily capital leases, with varying interest rates.

Maturities—Debt at December 31, 2008 matures as follows (In thousands):

2009	$ 709,449
2010	237,065
2011	267,526
2012	374,522
2013	827,513
Thereafter	—
	$2,416,075

12. INCOME TAXES

The Company files a consolidated federal income tax return.

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Components of income from continuing operations before income taxes:			
Domestic	$251,721	$258,268	$261,516
Foreign	145,132	93,576	71,142
Total	$396,853	$351,844	$332,658
Components of income tax expense are as follows:			
Current			
Federal	$ 27,331	$ 92,110	$101,542
State	10,163	9,443	6,339
Foreign	88,939	62,718	45,431
Total current	126,433	164,271	153,312
Deferred			
Federal	54,094	(22,626)	(16,283)
State	1,352	5,181	(1,847)
Foreign	(28,425)	(9,423)	(8,921)
Total deferred	27,021	(26,868)	(27,051)
Total provision for income taxes	$153,454	$137,403	$126,261

A reconciliation of recorded federal provision for income taxes to the expected amount computed by applying the federal statutory rate of 35% for all periods to income from continuing operations before income taxes is as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Expected expense at statutory rate	$138,898	$123,145	$116,430
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal benefit	10,275	8,295	4,618
Foreign earnings at other than United States rates	(2,697)	405	359
Non-deductible expenses	4,705	5,112	4,123
State law changes, net of federal expense	(2,790)	1,169	(1,102)
Canadian tax rate reductions	2,727	10,712	3,266
Tax credits	(791)	(14,680)	—
Other, net	3,127	3,245	(1,433)
Total	$153,454	$137,403	$126,261

Deferred tax assets and liabilities consist of the following:

	December 31,	
	2008	2007
	(In thousands)	
Deferred tax assets		
Deferred revenue	$135,276	$138,644
Allowance for doubtful accounts	15,499	17,008
Net operating loss carryforwards and other carryforwards	104,376	84,754
Convertible note hedges	65,985	—
Depreciation	15,428	14,537
Stock-based compensation and other employee benefits	27,795	34,730
Fair value adjustments	21,822	2,883
Accrued expenses and other	28,911	23,356
Total deferred tax assets	415,092	315,912
Valuation allowance	(70,222)	(53,312)
Deferred tax assets, net of valuation allowance	344,870	262,600
Deferred tax liabilities		
Deferred income	$ 48,492	$ 36,372
Servicing rights	63,762	56,907
Intangible assets	70,861	40,269
Total deferred tax liabilities	183,115	133,548
Net deferred tax asset	$161,755	$129,052
Amounts recognized in the consolidated balance sheet:		
Current assets	$216,945	$187,390
Non-current liabilities	$ 55,804	$ 58,801
Discontinued operations net deferred tax asset (included in assets held for sale)	$ 614	$ 463

At December 31, 2008, the Company has approximately $69.8 million of U.S. federal net operating loss carryovers ("NOLs"), approximately $26.0 million of capital losses, and approximately $38.8 million of tax credits ("credits"), which expire at various times through the year 2025. Included in the $38.8 million of credits are foreign tax credits resulting from distributions of foreign affiliates. Pursuant to Section 382 of the Internal Revenue Code, the Company's utilization of such NOLs and approximately $1.5 million of tax credits are subject to an annual limitation. The Company believes it is more likely than not that a portion of the federal NOLs and credits will expire before being utilized. Therefore, in accordance with FAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization. The Company also believes it is more likely than not that a portion of the credits and capital losses not subject to Section 382 limitations will expire before being utilized. Therefore, in accordance with SFAS No. 109, the Company has established a valuation allowance against the portion of these credits and capital losses that are expected to expire prior to utilization.

At December 31, 2008, the Company has state income tax NOLs of approximately $387.3 million and state credits of approximately $6.8 million available to offset future state taxable income. The state NOLs and credits will expire at various times through the year 2028. The Company believes it is more likely than not that a portion of the state NOLs and credits will expire before being utilized. Therefore, in accordance with SFAS No. 109, the Company has established a valuation allowance on the portion of NOLs and credits that the Company expects to expire prior to utilization.

At December 31, 2008, the Company has foreign income tax NOLs of approximately $5.4 million and capital losses of approximately $1.4 million. The foreign NOLs expire at various times through the year 2028. The Company believes it is more likely than not that a portion of the NOLs will expire before being utilized and capital gains will not be generated to utilize the capital losses in the foreseeable future. Therefore, in accordance with SFAS No. 109, the Company has established a valuation allowance against a portion of the NOLs and the entire capital loss.

As of December 31, 2008, the Company's valuation allowance has increased, which is primarily attributable to the recording of various tax credits and carryforwards, a portion of which the Company believes it is more likely than not will expire prior to utilization.

The Company has unremitted earnings of foreign subsidiaries of approximately $57.3 million. A deferred tax liability has not been established on the unremitted earnings, as it is management's intention to permanently reinvest those earnings in foreign jurisdictions. If a portion were to be remitted, management believes income tax credits would substantially offset any resulting tax liability.

The income tax expense does not reflect the tax effect of certain items recorded directly to additional paid-in capital. The net tax benefits resulting from the exercise of employee stock options and other employee stock programs that were recorded in additional paid-in capital were approximately $2.3 million, $8.2 million, and $17.5 million for the years 2008, 2007 and 2006, respectively. In 2008, the Company also recorded a tax benefit of approximately $70.6 million in additional paid-in capital to establish the deferred tax assets associated with the Convertible Note Hedges.

The Canadian government has enacted laws that reduce the corporate income tax rates for years beginning in 2008. The first of these laws was enacted in June 2006 and another was enacted in December 2007. As a result of these rate reductions, the Company was required to book additional expense to reduce the net deferred tax asset in Canada related to the future lower income tax rates. The Company recorded $2.7 million and $5.3 million of income tax expense for the years 2008 and 2007, respectively, related to the December 2007 rate reduction. The Company recorded $5.4 million and $3.3 million of income tax expense for 2007 and 2006, respectively, related to the June 2006 rate reduction.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (In thousands):

Balance at January 1, 2007	$56,096
Increases related to prior years tax positions	1,619
Decreases related to prior years tax positions	(3,559)
Increases related to current year tax positions	7,745
Settlements during the period	1,756
Lapses of applicable statute of limitations	(823)
Balance at December 31, 2007	$62,834
Increases related to prior years tax positions	5,281
Decreases related to prior years tax positions	(3,377)
Increases related to current year tax positions	3,632
Settlements during the period	(1,273)
Lapses of applicable statute of limitations	(767)
Balance at December 31, 2008	$66,330

Included in the balance at December 31, 2008 are tax positions reclassified from deferred tax liabilities. Deductibility is highly certain for these tax positions but there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has potential cumulative interest and penalties with respect to unrecognized tax benefits of approximately $22.7 million at December 31, 2008. For the year ended December 31, 2008, the Company recognized approximately $2.5 million in potential interest and penalties with respect to unrecognized tax benefits.

If recognized at some point in the future, the unrecognized tax benefits would favorably impact the effective tax rate by approximately $42.4 million. It is reasonably possible that there may be a change in the amount of unrecognized tax benefits within the next twelve months resulting from potential assessments, settlements or the expiration of some applicable statutes of limitations. It is reasonably possible that unrecognized tax benefits may decrease by up to $13 million.

The Company files income tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. With few exceptions, the tax returns filed by the Company are no longer subject to United States Federal or state and local income tax examinations for years before 2005 and are no longer subject to foreign income tax examinations by tax authorities for years before 2004.

13. STOCKHOLDERS' EQUITY

During 2005 and 2006, the Board of Directors authorized three stock repurchase programs to acquire up to an aggregate of $900.0 million of the Company's outstanding common stock through December 2008. From May 17, 2007 through April 18, 2008, the date of termination of the Merger Agreement, the Company did not purchase any additional shares under the third stock repurchase program. On May 6, 2008, the Company's Board of Directors authorized resuming the existing repurchase program.

In July 2008, the Company established a new repurchase program, pursuant to which, during the period beginning on July 17, 2008 and ending December 31, 2009, the Company may repurchase shares of its common stock at an aggregate price not to exceed $1.3 billion, or such lesser amount as may be permitted pursuant to the terms of any credit agreements or otherwise.

In June 2008, the Company entered into a $150.0 million accelerated share repurchase agreement (the "ASR Agreement"), with Wachovia Bank, National Association ("Wachovia"). Pursuant to the ASR Agreement, on June 18, 2008, the Company purchased 2,212,716 shares of its common stock at a price per share of $67.79. Under the ASR Agreement, Wachovia then purchased an equivalent of $150.0 million of the Company's common stock in the open market. The final settlement was on July 2, 2008 and the Company received an additional 418,805 shares of common stock based upon the volume weighted average price of its common stock purchased by Wachovia during the period less a specified discount. As a result of this transaction, the Company purchased a total of 2,631,521 shares of its common stock at a settlement price per share of $57.00.

For the year ended December 31, 2008, the Company acquired a total of 17,198,408 shares of its common stock for approximately $1,000.9 million. These purchases included amounts under the ASR described above and 4,329,900 shares acquired for approximately $277.5 million in connection with the offering of the Convertible Senior Notes in July 2008.

The Company acquired 1,805,800 and 2,857,672 shares for approximately $108.5 million and $146.0 million during 2007 and 2006, respectively.

14. STOCK COMPENSATION PLANS

The Company has adopted equity compensation plans to advance the interests of the Company by rewarding certain employees for their contributions to the financial success of the Company and thereby motivating them to continue to make such contributions in the future.

On April 4, 2003, the Board of Directors of the Company adopted the 2003 long-term incentive plan and the stockholders approved it at the Company's 2003 annual meeting of stockholders on June 10, 2003. This plan reserves 6,000,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates.

On March 31, 2005, the Board of Directors of the Company adopted the 2005 long-term incentive plan. On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Company's 2005 long-term incentive plan, effective July 1, 2005. This plan reserves 4,750,000 shares of common stock for grants of incentive stock options, nonqualified stock options, restricted stock awards, restricted stock units and performance shares to officers, employees, non-employee directors and consultants performing services for the Company or its affiliates.

Terms of all awards under both the 2003 long-term incentive plan and the 2005 long-term incentive plan are determined by the Board of Directors or the compensation committee of the Board of Directors or its designee at the time of award.

Effective January 1, 2006, the Company adopted the provisions of, and accounted for stock-based compensation in accordance with, SFAS No. 123R which supersedes APB No. 25. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized ratably over the requisite service period. The Company elected the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123R apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation expense estimated under SFAS No. 123 pro forma disclosures, adjusted for forfeitures.

Total stock-based compensation expense recognized in the Company's consolidated statements of income for the years ended December 31, 2008, 2007 and 2006, is as follows:

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cost of operations	$29,843	$27,593	$20,259
General and administrative	18,891	20,718	15,532
Total	$48,734	$48,311	$35,791

Stock-based compensation expense for the merchant services and utility services businesses was approximately $5.6 million, $7.9 million, and $7.3 million during 2008, 2007 and 2006, respectively. These amounts have been included in the loss from discontinued operations.

As the amount of stock-based compensation expense recognized is based on awards ultimately expected to vest, the amount recognized in the Company's results of operations has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company's historical experience. As of December 31, 2008, there was approximately $123.7 million of unrecognized expense, adjusted for estimated forfeitures, related to non-vested, stock-based equity awards granted to employees, which is expected to be recognized over a weighted average period of approximately 2.1 years.

Restricted Stock

During 2008, the Company awarded both service-based and performance-based restricted stock units. Fair value of the restricted stock is estimated on the date of grant. In accordance with SFAS No. 123R, the Company recognizes the estimated stock-based compensation expense, net of estimated forfeitures, over the applicable service period.

Service-based restricted stock awards typically vest ratably over a three year period. Performance-based restricted stock awards vest if specified performance measures tied to the Company's financial performance are met.

	Performance-Based	Service-Based(1)	Total
Balance at January 1, 2006	—	469,840	469,840
Shares granted	242,015	626,672	868,687
Shares vested	(8,100)	(130,793)	(138,893)
Shares cancelled	(14,460)	(75,765)	(90,225)
Balance at December 31, 2006	219,455	889,954	1,109,409
Shares granted(2)	350,809	422,980	773,789
Shares vested(2)	(318,864)	(311,033)	(629,897)
Shares cancelled	(22,824)	(129,343)	(152,167)
Balance at December 31, 2007	228,576	872,558	1,101,134
Shares granted	1,791,742	1,481,266	3,273,008
Shares vested	(187,106)	(421,733)	(608,839)
Shares cancelled	(16,022)	(195,391)	(211,413)
Balance at December 31, 2008	1,817,190	1,736,700	3,553,890
Outstanding and Expected to Vest			2,951,501

(1) Amounts include 3,206 shares of stock issued to the Board of Directors for 2006. The shares vested immediately, but are subject to transfer restrictions until one year after the director's service on the Board terminates.

(2) Includes 86,314 performance based restricted stock shares awarded in 2006, for which the performance criteria was met and vested in 2007.

The weighted average grant-date fair value per share was $56.20 for restricted stock awards granted for the year ended December 31, 2008. The weighted-average remaining contractual life for unvested restricted stock was 2.2 years at December 31, 2008.

On April 23, 2008, the Company's Board of Directors approved the cancellation of awards of 67,290 service-based restricted stock units previously granted to certain executive management on December 21, 2007. These awards were replaced with an award granted on April 23, 2008. The total compensation cost reflects the portion of the grant-date fair value of the original award for which the requisite service period was rendered at the date of cancellation plus the incremental cost resulting from the cancellation and replacement.

Stock Options

Stock option awards are granted with an exercise price equal to the market price of the Company's stock on the date of grant. Options typically vest ratably over three years and expire ten years after the date of grant. The fair value of each option award is estimated on the date of grant using a binomial lattice model.

No stock option awards were granted during the year ended December 31, 2008.

The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2007 and 2006.

	2007	2006
Expected dividend yield	—	—
Risk-free interest rate	4.51%-4.99%	4.53%-4.65%
Expected life of options (years)	6.8	7.1
Assumed volatility	31.8%-35.7%	31.9%-37.0%
Weighted average fair value	$26.15	$18.46

The following table summarizes stock option activity under the Company's equity compensation plans:

	Outstanding		Exercisable	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)			
Balance at January 1, 2006	6,680	$27.19	3,319	$18.01
Granted	620	43.44		
Exercised	(2,053)	21.57		
Forfeited	(375)	29.96		
Balance at December 31, 2006	4,872	$30.98	2,697	$23.80
Granted	433	63.33		
Exercised	(618)	29.94		
Forfeited	(81)	40.92		
Balance at December 31, 2007	4,606	$33.98	3,327	$28.19
Granted	—	—		
Exercised	(833)	60.13		
Forfeited	(159)	52.75		
Balance at December 31, 2008	3,614	$32.90	3,245	$30.39
Outstanding and Expected to Vest	3,593	$32.73		

Based on the market value on their respective exercise dates, the total intrinsic value of stock options exercised was approximately $20.8 million, $22.6 million and $64.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company received cash proceeds of approximately $29.2 million from stock options exercised during the year ended December 31, 2008.

The aggregate intrinsic value of stock options outstanding as of December 31, 2008 was approximately $54.9 million. The aggregate intrinsic value of stock options exercisable as of December 31, 2008 was approximately $54.3 million and the weighted average remaining contractual life was approximately 4.7 years. The aggregate intrinsic value of stock options outstanding and expected to vest was approximately $54.9 million as of December 31, 2008 and the weighted average remaining contractual life was approximately 5.0 years. The number of stock options outstanding and expected to vest is impacted by the Company's forfeiture rate assumption of 8%.

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2008.

	Outstanding			Exercisable	
	Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(In thousands, except per share amounts)				
$9.00 to $12.00	376	2.1	$11.63	376	$11.63
$12.01 to $15.00	540	1.9	$14.98	540	$14.98
$15.01 to $22.00	6	3.3	$20.70	6	$20.70
$22.01 to $29.00	426	4.5	$24.05	426	$24.05
$29.01 to $39.00	588	5.2	$31.80	588	$31.80
$39.01 to $47.00	1,334	6.4	$41.80	1,183	$41.63
$47.01 to $54.00	18	7.4	$53.44	17	$53.43
$54.01 to $64.00	326	8.1	$63.32	109	$63.32
	3,614			3,245	

During 2007, the vesting provisions of certain shares of restricted stock and stock options issued to certain employees were modified. The service conditions of these awards were accelerated in connection with the anticipated termination and the termination of these employees. The terms were modified such that should the Merger, as discussed in Note 2 "Termination of Merger", be completed before the Merger Agreement expired or was otherwise terminated, the employee would receive the consideration as set forth in the Merger Agreement. With the termination of the Merger Agreement, the employees did not receive the additional consideration and the Company reversed approximately $6.0 million of compensation expense in the second quarter of 2008, of which $1.2 million was included in loss from discontinued operations.

In connection with the sale of the merchant services business, the vesting provisions of the awards for certain employees associated with the business were accelerated on the date of sale and the Company recorded incremental stock-based compensation expense of approximately $0.7 million, which was included in loss from discontinued operations during the second quarter of 2008.

In connection with the sale of the utility services business, the vesting provisions of the awards for certain employees associated with the business were accelerated on the date of sale and the Company recorded incremental stock-based compensation expense of approximately $4.5 million, which has been included in loss from discontinued operations during the third quarter of 2008.

15. EMPLOYEE BENEFIT PLANS

On June 7, 2005, at the annual meeting of stockholders, the stockholders approved and adopted the Amended and Restated Employee Stock Purchase Plan (the "ESPP"), effective on July 1, 2005. No employee may purchase more than $25,000 in stock under the ESPP in any calendar year, and no employee may purchase stock under the ESPP if such purchase would cause the employee to own more than 5% of the voting power or value of the Company's common stock. The ESPP provides for three month offering periods, commencing on the first trading day of each calendar quarter and ending on the last trading day of each calendar quarter. The purchase price of the common stock upon exercise shall be 85% of the fair market value of shares on the applicable purchase date as determined by averaging the high and low trading prices of the last trading day of each quarter. An employee may elect to pay the purchase price of such common stock through payroll deductions. The maximum number of shares reserved for issuance under the ESPP is 1,500,000 shares, subject to adjustment as provided in the ESPP. Employees are required to hold any stock purchased through the ESPP for 180 days prior to any sale or withdrawal of shares.

In connection with the Merger, the Company closed the ESPP to further contributions as of June 29, 2007. In June 2008, the Compensation Committee of the Company's Board of Directors authorized re-opening the ESPP and employee contributions commenced during the third quarter of 2008. During the year ended December 31, 2008, the Company issued 37,690 shares of common stock under the ESPP at a weighted-average issue price of $45.22. Approximately 725,345 shares of common stock have been issued under the ESPP since its adoption.

On June 7, 2005, the stockholders, at the annual meeting of stockholders, approved the Executive Annual Incentive Plan. Under the plan, the Company may grant to each eligible employee, including executive officers and other key employees, incentive awards to receive cash upon the achievement of pre-established performance goals. No participant may be granted performance awards in excess of $5.0 million in any calendar year.

The Company maintains a 401(k) retirement savings plan, which covers all eligible U.S. employees. Participants can, in accordance with Internal Revenue Service ("IRS") guidelines, set aside both pre-and post-tax savings in this account. In addition to an employee's savings, the Company contributes to plan participants' accounts. The Alliance 401(k) and Retirement Savings Plan was amended effective January 1, 2004 to better benefit the majority of Company employees. The plan is an IRS-approved safe harbor plan design that eliminates the need for most discrimination testing.

Eligible employees can participate in the plan immediately upon joining the Company and after six months of employment begin receiving Company matching contributions. On the first three percent of savings, the Company matches dollar-for-dollar. An additional fifty cents for each dollar an employee contributes is matched for savings of more than three percent and up to five percent of pay. All Company matching contributions are immediately vested. In addition to the Company match, the Company annually may make an additional contribution based on the profitability of the Company. This contribution, subject to Board of Directors approval, is based on a percentage of pay and is subject to a five-year vesting schedule. The participants in the plan can direct their contributions and the Company's matching contribution to nine investment options, including the Company's common stock. Company contributions for employees age 65 or older vest immediately. Contributions for the years ended December 31, 2008, 2007 and 2006 were $15.7 million, $18.1 million, and $15.2 million, respectively.

The Company also provides a Deferred Profit Sharing Plan for its Canadian employees after one year of service. Company contributions range from one to five percent of earnings, based on years of service.

The Company also maintains an Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan provides an opportunity for a defined group of management and highly compensated employees to defer on a pre-tax basis a portion of their regular compensation and bonuses payable for services rendered and to receive certain employer contributions.

16. COMPREHENSIVE INCOME

The components of comprehensive income, net of tax effect, are as follows:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands)		
Net income	$217,393	$164,061	$189,605
Unrealized (loss) gain on securities available-for-sale	(45,349)	846	1,880
Reclassification adjustment for the foreign currency translation gain realized upon the sale of the utility services business	(7,535)	—	—
Foreign currency translation adjustments[1]	(19,005)	13,946	(721)
Total comprehensive income, net of tax	$145,504	$178,853	$190,764

(1) Primarily related to the impact of changes in the Canadian currency exchange rate.

The components of accumulated other comprehensive income are as follows:

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Unrealized (loss) gain on securities available-for-sale	$(39,112)	$ 6,237
Unrealized foreign currency (loss) gain	(8,737)	17,803
Total accumulated other comprehensive (loss) income	$(47,849)	$24,040

17. COMMITMENTS AND CONTINGENCIES

AIR MILES Reward Program

The Company has entered into contractual arrangements with certain AIR MILES Reward Program sponsors that result in fees being billed to those sponsors upon the redemption of AIR MILES reward miles issued by those sponsors. The Company has obtained letters of credit and other assurances from those sponsors for the Company's benefit that expire at various dates. These letters of credit totaled $120.8 million at December 31, 2008, which exceeds the amount of the Company's estimate of its obligation to provide travel and other rewards upon the redemption of the AIR MILES reward miles issued by those sponsors.

The Company currently has an obligation to provide AIR MILES Reward Program collectors with travel and other rewards upon the redemption of AIR MILES reward miles. The Company believes that the redemption settlements assets, including the letters of credit and other assurances mentioned above, are sufficient to meet that obligation.

The Company has entered into certain long-term arrangements to purchase tickets from airlines and other suppliers in connection with redemptions under the AIR MILES Reward Program. These long-term arrangements allow the Company to make purchases at set prices. Under these agreements, the Company is required to purchase annual minimums of approximately $56.0 million through April 2012.

Leases

The Company leases certain office facilities and equipment under noncancellable operating leases and is generally responsible for property taxes and insurance related to such facilities. Lease expense was $54.4 million, $51.0 million, and $43.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

For the year ended December 31, 2008, the Company entered into certain sale-leaseback transactions that resulted in proceeds of approximately $34.2 million and a deferred gain of $13.1 million. The leases have been reflected as capital lease obligations and the gain is being amortized over the expected lease term in proportion to the leased assets.

In December 2007, the Company entered into certain sale-leaseback transactions which resulted in proceeds of approximately $25.9 million and a deferred gain of $10.8 million. The leases have been reflected as capital lease obligations and the gain amortized over the expected lease term in proportion to the leased assets.

Future annual minimum rental payments required under noncancellable operating and capital leases, some of which contain renewal options, as of December 31, 2008, are:

Year	Operating Leases	Capital Leases
	(In thousands)	
2009	$ 47,044	$24,612
2010	38,272	23,312
2011	29,838	4,063
2012	25,103	23
2013	21,211	14
Thereafter	82,677	—
Total	$244,145	52,024
Less amount representing interest		(4,170)
Total present value of minimum lease payments		$47,854

Regulatory Matters

World Financial Network National Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, World Financial Network National Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Before World Financial Network National Bank can pay dividends to ADSC, it must obtain prior regulatory approval if all dividends declared in any calendar year would exceed its net profits for that year plus its retained net profits for the preceding two calendar years, less any transfers to surplus. In addition, World Financial Network National Bank may only pay dividends to the extent that retained net profits, including the portion transferred to surplus, exceed bad debts. Moreover, to pay any dividend, World Financial Network National Bank must maintain adequate capital above regulatory guidelines. Further, if a regulatory authority believes that World Financial Network National Bank is engaged in or is about to engage in an unsafe or unsound banking practice, which, depending on its financial condition, could include the payment of dividends, the authority may require, after notice and hearing, that World Financial Network National Bank cease and desist from the unsafe practice.

Quantitative measures established by regulation to ensure capital adequacy require World Financial Network National Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital to average assets (as defined) ("total capital ratio", "Tier 1 capital ratio" and "leverage ratio", respectively). Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, but 3% is allowed in some cases. Under these guidelines, World Financial Network National Bank is considered well capitalized. As of December 31, 2008, World Financial Network National Bank's Tier 1 capital ratio was 24.3%, total capital ratio was 25.5% and leverage ratio was 41.7% and World Financial Network National Bank was not subject to a capital directive order.

The Company's industrial bank, World Financial Capital Bank, is authorized to do business by the State of Utah and the Federal Deposit Insurance Corporation. World Financial Capital Bank is subject to capital ratios and paid-in capital minimums and must maintain adequate allowances for loan losses. While the consequence of losing the World Financial Capital Bank authority to do business would be significant, the Company believes that the risk of such loss is minimal as a result of the precautions it has taken and the management team it has in place.

As part of an acquisition in 2003 by World Financial Network National Bank, which required approval by the OCC, the OCC required World Financial Network National Bank to enter into an operating agreement with the OCC and a capital adequacy and liquidity maintenance agreement with the Company. The operating agreement requires World Financial Network National Bank to continue to operate in a manner consistent with its current practices, regulatory guidelines and applicable law, including those related to affiliate transactions, maintenance of capital and corporate governance. This operating agreement has not required any changes in World Financial Network National Bank's operations. The capital adequacy and liquidity maintenance agreement memorializes the Company's current obligations to World Financial Network National Bank.

If either of the Company's depository institution subsidiaries, World Financial Network National Bank or World Financial Capital Bank, failed to meet the criteria for the exemption from the definition of "bank" in the Bank Holding Company Act under which it operates, and if the Company did not divest such depository institution upon such an occurrence, the Company would become subject to regulation under the Bank Holding Company Act. This would require the Company to cease certain activities that are not permissible for companies that are subject to regulation under the Bank Holding Company Act.

Cardholders

The Company's Private Label Credit segment is active in originating private label and co-branded credit cards in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and perceived willingness to repay. Credit card loans are made primarily on an unsecured basis. Cardholders reside throughout the United States and are not significantly concentrated in any one area.

Holders of credit cards issued by the Company have available lines of credit, which vary by cardholders that can be used for purchases of merchandise offered for sale by clients of the Company. These lines of credit represent elements of risk in excess of the amount recognized in the financial statements. The lines of credit are subject to change or cancellation by the Company. As of December 31, 2008, the Company had approximately 27.5 million cardholders, having unused lines of credit averaging $1,223 per account.

Legal Proceedings

On May 17, 2007, the Company entered into an Agreement and Plan of Merger by and among the Company, Aladdin Solutions, Inc. (f/k/a Aladdin Holdco, Inc., "Parent") and Aladdin Merger Sub, Inc. ("Merger

Sub" and together with Parent, the "Blackstone Entities") (the "Merger Agreement"), pursuant to which the Company was to be acquired by affiliates of The Blackstone Group L.P. (the "Merger").

On January 25, 2008, Parent informed the Company in a written notice that it did not anticipate the condition to closing the Merger relating to obtaining approvals from the Office of the Comptroller of the Currency would be satisfied.

On January 30, 2008, the Company filed a lawsuit against the Blackstone Entities in the Delaware Court of Chancery, seeking specific performance to compel the Blackstone Entities to comply with their obligations under the Merger Agreement, including their covenants to obtain required regulatory approvals and to consummate the Merger. On February 8, 2008, the Company filed a motion to dismiss this lawsuit without prejudice in response to the Blackstone Entities' confirmation of their commitment to work to consummate the Merger.

On March 17, 2008, the Company notified the Blackstone Entities that they were in breach of the Merger Agreement and demanded that the Blackstone Entities cure the breaches including, among other things, obtaining required regulatory approvals from the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.

On April 18, 2008, Parent repudiated the Merger Agreement by sending the Company a notice purporting to terminate the contract. The notice of termination was ineffective because the Merger Agreement cannot be terminated under the relevant termination provision by a party that is in breach. Subsequently, on April 18, 2008, the Company terminated the Merger Agreement because of the Blackstone Entities' repudiation and their refusal to timely cure their breaches and perform their covenants and agreements, thereby causing specified closing conditions not to be satisfied.

Pursuant to the Merger Agreement, if the Company terminates the Merger Agreement as a result of Parent's or Merger Sub's breach or failure to perform that causes specified closing conditions not to be satisfied, Parent is required to pay, or cause to be paid, to the Company a fee of $170.0 million (the "Business Interruption Fee"). Blackstone Capital PartnersV L.P. ("BCP V") provided a limited guarantee pursuant to which, among other things, BCP V guarantees payment of the Business Interruption Fee and up to $3.0 million of other amounts for which the Blackstone Entities are liable under the Merger Agreement. The Company has demanded that Parent pay the Business Interruption Fee and commenced litigation on April 18, 2008 seeking full and timely payment of this fee by BCP V, as guarantor of the fee, in the New York State Supreme Court (the "New York action").

On April 21, 2008, the Blackstone Entities filed an action for declaratory judgment in the Delaware Court of Chancery against the Company seeking an order declaring that, among other things, the Blackstone Entities are not in breach of the Merger Agreement and that they are not obligated to pay the Business Interruption Fee (the "Delaware declaratory judgment action").

On May 30, 2008, the Company filed a breach of contract in the Delaware Court of Chancery against BCP V, Parent and Merger Sub seeking payment of the Business Interruption Fee (the "Delaware contract action").

Pursuant to the parties' agreement, the New York action was stayed pending completion of the Delaware contract action, and the Blackstone Entities voluntarily dismissed the Delaware declaratory judgment action. The Company filed an amended complaint in the Delaware contract action on June 25, 2008, asserting the same claims seeking payment of the Business Interruption Fee, though Merger Sub was dropped as a defendant. The remaining defendants, BCP V and Parent, filed a motion to dismiss the amended complaint on July 14, 2008. The Company filed an opposition brief to the motion to dismiss the amended complaint on August 13, 2008, and defendants filed their reply brief on August 27, 2008. A hearing on the motion to dismiss was held on October 17, 2008. The Delaware Court of Chancery granted defendants motion to dismiss the amended complaint on January 15, 2009. The Company filed a notice of appeal from the Delaware Court of Chancery's opinion and order dismissing the amended complaint in its entirety with the Delaware Supreme Court on February 12, 2009.

In addition, from time to time the Company is involved in various claims and lawsuits arising in the ordinary course of business that it believes will not have a material adverse affect on its business or financial condition, including claims and lawsuits alleging breaches of the Company's contractual obligations.

18. FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is required to disclose the fair value of financial instruments for which it is practical to estimate fair value. To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

Fair Value of Financial Instruments—The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 156,911	$ 156,911	$ 219,210	$ 219,210
Trade receivables, net	219,362	219,362	228,582	228,582
Seller's interest and credit card receivables, net	639,573	639,573	652,434	652,434
Redemption settlement assets, restricted	531,594	531,594	317,053	317,053
Due from securitizations	701,347	701,347	379,268	379,268
Financial liabilities				
Accounts payable	108,369	108,369	133,857	133,857
Debt	2,416,075	2,206,587	1,328,050	1,320,763

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents, trade receivables, net and accounts payable —The carrying amount approximates fair value due to the short maturity.

Seller's interest and credit card receivables, net—The carrying amount of credit card receivables approximates fair value due to the short maturity, and the average interest rates approximate current market origination rates. Seller's interest is carried at fair value. The Company determines the fair value of its seller's interest through discounted cash flow models. The estimated cash flows used include assumptions related to rates of payments and defaults, which reflect economic and other relevant conditions. The discount rate used is based on an interest rate curve that is observable in the market place plus an unobservable credit spread.

Redemption settlement assets—Fair values for securities are based on quoted market prices and a valuation model that calculates the present value of estimated future cash flows for each asset.

Due from securitizations—The spread deposits, retained interests and interest-only strips are recorded at their fair value. The carrying amount of excess funding deposits approximates its fair value due to the relatively short maturity period and average interest rates, which approximate current market rates. The Company uses a valuation model that calculates the present value of estimated future cash flows for each asset. The model incorporates the Company's own estimates of assumptions market participants use in determining fair value, including estimates of payment rates, defaults, net charge-offs, discount rates and contractual interest and fees.

Debt—The fair value was estimated based on the current rates available to the Company for debt with similar remaining maturities. A binomial lattice model was used to determine the fair value of the Convertible Senior Notes.

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. Although the adoption of SFAS No. 157 did not materially impact the Company's financial condition, results of operations, or cash flow, the Company is required to provide additional disclosures as part of its financial statements.

SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The use of different techniques to determine fair value of these financial instruments could result in different estimates of fair value at the reporting date.

During the year ended December 31, 2008, the Company transferred retained interests classified as available-for-sale investment securities into the Level 3 classification from Level 2. Historically, the Company has received market quotes to determine the fair value of these retained interests. Due to changes in the economic environment and the availability of observable market data, in the fourth quarter of 2008, the Company used a discounted cash flow model, including assumptions for net charge-offs, to determine the fair value of the Company's retained interests.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

	Carrying Value at December 31, 2008	Fair Value Measurements at December 31, 2008 Using		
		Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents[1]	$ 48,879	$ 48,879	$ —	$ —
Government bonds[2]	40,312	22,938	17,374	—
Corporate bonds[2]	360,065	298,757	32,683	28,625
Other available-for-sale securities[3]	9,423	9,423	—	—
Seller's interest[5]	182,428	—	—	182,428
Retained interest in securitization trust[4]	259,612	—	—	259,612
Spread deposits[4]	175,384	—	—	175,384
Interest-only strips[4]	169,241	—	—	169,241
Excess funding deposits[4]	97,110	—	97,110	—
Total assets measured at fair value	$1,342,454	$379,997	$147,167	$815,290

(1) Amounts are included in cash and cash equivalents in the consolidated balance sheet.

(2) Amounts are included in redemption settlement assets in the consolidated balance sheet.

(3) Amounts are included in other current and non-current assets in the consolidated balance sheet.

(4) Amounts are included in due from securitizations in the consolidated balance sheet.

(5) Amounts are included in seller's interest and credit card receivables, net in the consolidated balance sheet.

The following table summarizes the changes in fair value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in SFAS No. 157 as of December 31, 2008:

	Corporate Bonds	Retained Interest in Securitization Trust	Seller's Interest	Spread Deposits	Interest-Only Strips
	(In thousands)				
January 1, 2008	$ —	$ —	$ —	$125,624	$154,735
Total (losses) gains (realized or unrealized)					
Included in earnings	—	—	675	1,033	18,026
Included in other comprehensive income	(6,760)	(48,251)	—	231	(3,520)
Tax effect	2,705	16,888	—	—	1,236
Total in other comprehensive income	(4,055)	(31,363)	—	231	(2,284)
Purchases, issuances, and settlements	—	—	9,598	48,496	—
Transfers in or out of Level 3	35,385	307,863	172,155	—	—
December 31, 2008	28,625	$259,612	$182,428	$175,384	$169,241
(Losses) gains for the period included in earnings attributable to the change in unrealized gains or losses related to assets still held at December 31, 2008	$ —	$ —	$ 675	$ 1,033	$ 18,026

Losses and gains included in earnings for both the spread deposits and the interest-only strip are included in securitization income and finance charges, net.

The following table provides the assets carried at fair value measured on a nonrecurring basis as of December 31, 2008:

	Carrying Value at December 31, 2008	Fair Value Measurements at December 31, 2008 Using			
		Level 1	Level 2	Level 3	Total Losses
		(In thousands)			
Goodwill(1)	$—	$—	$—	$—	$26,185
Long-lived assets held for sale(2)	—	—	—	—	19,215
Total assets measured at fair value	$—	$—	$—	$—	$45,400

(1) In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill associated with discontinued operations with a carrying amount of $26.2 million was written down to $0, resulting in an impairment charge of $26.2 million. Goodwill was included in the consolidated balance sheets in assets held for sale and the impairment charge is included in loss from discontinued operations.

(2) In accordance with SFAS No. 144, long-lived assets held for sale with a carrying amount of $69.2 million were written down to reflect a fair value of $50.0 million, less costs to sell of approximately $2.5 million, resulting in a loss of $19.2 million, which is include in loss from discontinued operations. These assets were subsequently sold in July 2008.

19. PARENT-ONLY FINANCIAL STATEMENTS

ADSC provides guarantees under the credit facilities on behalf of certain of its subsidiaries. The stand alone parent-only financial statements are presented below.

Balance Sheets

	December 31,	
	2008	2007
	(In thousands)	
Assets:		
Cash and cash equivalents	$ 140	$ 174
Investment in subsidiaries	1,140,096	1,306,826
Intercompany receivables	1,259,710	1,118,083
Other assets	60,729	21,174
Total assets	$2,460,675	$2,446,257
Liabilities:		
Current debt	$ 250,000	$ 300,000
Long-term debt	1,520,000	621,000
Other liabilities	296,555	328,291
Total liabilities	2,066,555	1,249,291
Stockholders' equity	394,120	1,196,966
Total liabilities and stockholders' equity	$2,460,675	$2,446,257

Statements of Income

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Interest from loans to subsidiaries	$ 24,314	$ 35,048	$ 33,996
Dividends from subsidiaries	350,800	202,250	102,500
Total revenue	375,114	237,298	136,496
Loss on sale of long-lived assets	1,052	16,045	—
Interest expense, net	59,526	64,289	34,061
Other expenses, net	199	(289)	184
Total expenses	60,777	80,045	34,245
Income before income taxes and equity in undistributed net (loss) income of subsidiaries	314,337	157,253	102,251
(Benefit) provision for income taxes	(4,341)	(19,645)	1,399
Income before equity in undistributed net income of subsidiaries	318,678	176,898	100,852
Equity in undistributed net (loss) income of subsidiaries	(101,285)	(12,837)	88,753
Net income	$ 217,393	$164,061	$189,605

Statements of Cash Flows

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Net cash (used in) provided by operating activities	$ (229,084)	$ 108,270	$ (97,857)
Investing activities:			
Proceeds from the sale of businesses	137,962	12,347	—
Payments for acquired businesses, net of cash acquired	(2,314)	(438,163)	(205,567)
Net cash provided by (used in) investing activities	135,648	(425,816)	(205,567)
Financing activities:			
Borrowings under debt agreements	4,646,000	2,309,000	3,599,000
Repayment of borrowings	(3,797,000)	(2,113,000)	(3,315,000)
Excess tax benefits from stock-based compensation	2,269	8,163	17,521
Payment of deferred financing costs	(31,105)	—	—
Other	—	(1,069)	(3,415)
Purchase of treasury shares	(1,000,853)	(108,536)	(145,998)
Proceeds from issuance of common stock	30,920	20,892	48,831
Proceeds from issuance of convertible note warrants	94,185	—	—
Payment for convertible note hedges	(201,814)	—	—
Dividends paid	350,800	202,250	102,500
Net cash provided by financing activities	93,402	317,700	303,439
Increase (decrease) in cash and cash equivalents	(34)	154	15
Cash and cash equivalents at beginning of year	174	20	5
Cash and cash equivalents at end of year	$ 140	$ 174	$ 20

20. SEGMENT INFORMATION

Operating segments are defined by SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information" as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision making group is comprised of the Chairman of the Board and Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company operates in four reportable segments: Loyalty Services, Epsilon Marketing Services, Private Label Services, and Private Label Credit.

- Loyalty Services includes the Company's Canadian AIR MILES Reward Program;
- Epsilon Marketing Services provides integrated direct marketing solutions that combine database marketing technology and analytics with a broad range of direct marketing services;
- Private Label Services provides transaction processing, customer care and collections services for the Company's private label and other retail card programs; and
- Private Label Credit provides risk management solutions, account origination and funding services for the Company's private label and other retail card programs.

In addition, corporate and all other immaterial businesses are reported collectively as an "all other" category labeled "Corporate/Other." Interest expense, net and income taxes are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes and have also been included in "Corporate/Other". Total assets are not allocated to the segments. As discussed in Note 4 "Acquisitions and Dispositions", the Company's merchant services and utility services business units have been classified as discontinued operations.

The Private Label Services segment performs card processing and servicing activities for cardholder accounts generated by the Private Label Credit segment. For this, the Private Label Services segment receives a fee equal to its direct costs before corporate overhead plus a margin. The margin is based on estimated current market rates for similar services. This fee represents an operating cost to the Private Label Credit segment and corresponding revenue for the Private Label Services segment. Inter-segment sales are eliminated upon consolidation. Revenues earned by the Private Label Services segment from servicing the Private Label Credit segment, and consequently paid by the Private Label Credit segment to the Private Label Services segment, are set forth under "Eliminations" in the tables below.

The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies.

Year Ended December 31, 2008	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Eliminations	Total
				(In thousands)			
Revenues	$755,546	$490,998	$382,650	$750,365	$ 17,337	$(371,629)	$2,025,267
Adjusted EBITDA[(1)]	204,895	126,558	115,939	254,176	(46,407)	—	655,161
Depreciation and amortization	29,796	75,481	8,854	11,486	10,201	—	135,818
Stock compensation expense	12,611	8,853	6,591	1,788	18,891	—	48,734
Merger and other costs[(2)]	—	2,633	1,435	—	4,988	—	9,056
Loss on sale of assets	—	—	—	—	1,052	—	1,052
Operating income (loss)	162,488	39,591	99,059	240,902	(81,539)	—	460,501
Interest expense, net	—	—	—	—	63,648	—	63,648
Income (loss) from continuing operations before income taxes	162,488	39,591	99,059	240,902	(145,187)	—	396,853
Capital expenditures	15,621	12,971	9,496	4,217	3,238	—	45,543

Year Ended December 31, 2007	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Eliminations	Total
				(In thousands)			
Revenues	$628,792	$458,610	$370,832	$827,952	$ 33,360	$(357,387)	$1,962,159
Adjusted EBITDA[(1)]	132,136	118,219	99,084	350,079	(67,333)	—	632,185
Depreciation and amortization	24,601	71,901	8,429	11,231	10,849	—	127,011
Stock compensation expense	7,353	11,380	5,613	774	23,191	—	48,311
Merger and other costs[(2)]	—	—	—	—	19,593	—	19,593
Loss on sale of assets	—	—	—	—	16,045	—	16,045
Operating income (loss)	100,184	34,935	85,042	338,075	(137,011)	—	421,225
Interest expense, net	—	—	—	—	69,381	—	69,381
Income (loss) from continuing operations before income taxes	100,184	34,935	85,042	338,075	(206,392)	—	351,844
Capital expenditures	35,281	30,555	15,598	2,789	6,857	—	91,080

Year Ended December 31, 2006	Loyalty Services	Epsilon Marketing Services	Private Label Services	Private Label Credit	Corporate/ Other	Eliminations	Total
				(In thousands)			
Revenues	$541,227	$302,070	$382,680	$745,336	$ 37,025	$(357,789)	$1,650,549
Adjusted EBITDA[(1)]	103,652	74,158	119,835	282,705	(81,754)	—	498,596
Depreciation and amortization	22,793	34,473	10,425	11,408	10,326	—	89,425
Stock compensation expense	7,492	5,489	5,482	869	16,459	—	35,791
Operating income (loss)	73,369	34,196	103,927	270,428	(108,540)	—	373,380
Interest expense, net	—	—	—	—	40,722	—	40,722
Income (loss) from continuing operations before income taxes	73,369	34,196	103,927	270,428	(149,262)	—	332,658
Capital expenditures	19,429	14,062	6,181	1,996	4,723	—	46,391

(1) Adjusted EBITDA is a non-GAAP financial measure equal to income from continuing operations, the most directly comparable GAAP financial measure, plus stock compensation expense, provision for income taxes, interest expense, net, depreciation and amortization, loss on the sale of assets, merger and other costs. Adjusted EBITDA is presented in accordance with SFAS No. 131 as it is the primary performance metric by which senior management is evaluated.

(2) Merger and other costs are not allocated to the segments in the computation of segment operating profit for internal evaluation purposes. Merger costs represent investment banking, legal, and accounting costs. Other costs represent compensation charges related to the severance of certain employees and other non-routine costs associated with the disposition of certain businesses.

Information concerning principal geographic areas is as follows:

	United States	Canada	Other	Total
		(In thousands)		
Revenues				
Year Ended December 31, 2008	$1,222,578	$770,270	$32,419	$2,025,267
Year Ended December 31, 2007	$1,285,123	$646,078	$30,958	$1,962,159
Year Ended December 31, 2006	1,087,784	549,900	12,865	1,650,549
Long-lived assets				
December 31, 2008	$1,993,314	$378,035	$46,630	$2,417,979
December 31, 2007	$1,766,922	$345,802	$56,558	$2,169,282

As of December 31, 2008, revenues from BMO represented approximately 16.0% of revenue and are included in the Loyalty Services segment.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 are presented below.

	Quarter Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In thousands, except per share amounts)			
Revenues	$499,250	$507,210	$511,225	$507,582
Operating expenses	380,687	393,033	391,414	399,632
Operating income	118,563	114,177	119,811	107,950
Interest expense, net	17,103	13,942	16,504	16,099
Income from continuing operations before income taxes	101,460	100,235	103,307	91,851
Provision for income taxes	38,758	38,289	39,948	36,459
Income from continuing operations	62,702	61,946	63,359	55,392
Income (loss) from discontinued operations	(13,383)	(14,977)	5,900	(3,546)
Net income	$ 49,319	$ 46,969	$ 69,259	$ 51,846
Income from continuing operations per share—basic	$ 0.80	$ 0.81	$ 0.94	$ 0.87
Income from continuing operations per share —diluted	$ 0.78	$ 0.79	$ 0.91	$ 0.84
Net income per share—basic	$ 0.63	$ 0.61	$ 1.03	$ 0.82
Net income per share—diluted	$ 0.61	$ 0.60	$ 0.99	$ 0.79

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In thousands, except per share amounts)			
Revenues	$466,347	$481,820	$492,026	$521,966
Operating expenses	345,776	379,599	376,454	439,105
Operating income	120,571	102,221	115,572	82,861
Interest expense, net	15,800	18,934	17,771	16,876
Income from continuing operations before income taxes	104,771	83,287	97,801	65,985
Provision for income taxes	40,056	31,752	36,535	29,060
Income from continuing operations	64,715	51,535	61,266	36,925
Loss from discontinued operations	(7,855)	(7,446)	(32,093)	(2,986)
Net income	$ 56,860	$ 44,089	$ 29,173	$ 33,939
Income from continuing operations per share—basic	$ 0.82	$ 0.66	$ 0.78	$ 0.47
Income from continuing operations per share —diluted	$ 0.80	$ 0.64	$ 0.76	$ 0.46
Net income per share—basic	$ 0.72	$ 0.56	$ 0.37	$ 0.43
Net income per share—diluted	$ 0.70	$ 0.55	$ 0.36	$ 0.42

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Alliance Data Systems Corporation has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE DATA SYSTEMS CORPORATION

By: /s/ EDWARD J. HEFFERNAN
Edward J. Heffernan
President and Chief Executive Officer

DATE: March 2, 2009

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of Alliance Data Systems Corporation and in the capacities and on the dates indicated.

Name	Title	Date
/s/ J. MICHAEL PARKS **J. Michael Parks**	Chairman of the Board and Director	March 2, 2009
/s/ EDWARD J. HEFFERNAN **Edward J. Heffernan**	President and Chief Executive Officer	March 2, 2009
/s/ MICHAEL D. KUBIC **Michael D. Kubic**	Senior Vice President, Interim Chief Financial Officer, Corporate Controller, and Chief Accounting Officer	March 2, 2009
/s/ BRUCE K. ANDERSON **Bruce K. Anderson**	Director	March 2, 2009
/s/ ROGER H. BALLOU **Roger H. Ballou**	Director	March 2, 2009
/s/ LAWRENCE M. BENVENISTE, PH.D. **Lawrence M. Benveniste, Ph.D.**	Director	March 2, 2009
/s/ D. KEITH COBB **D. Keith Cobb**	Director	March 2, 2009
/s/ E. LINN DRAPER, JR., PH.D. **E. Linn Draper, Jr., Ph.D.**	Director	March 2, 2009
/s/ KENNETH R. JENSEN **Kenneth R. Jensen**	Director	March 2, 2009
/s/ ROBERT A. MINICUCCI **Robert A. Minicucci**	Director	March 2, 2009

SCHEDULE II

ALLIANCE DATA SYSTEMS CORPORATION

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs Net of Recoveries	Balance at End of Period
			(In thousands)		
Allowance for Doubtful Accounts—Trade receivables:					
Year Ended December 31, 2008	$ 6,319	$ 5,982	$ (594)	$ (4,535)	$ 7,172
Year Ended December 31, 2007	$ 2,215	$ 4,851	$ (63)	$ (684)	$ 6,319
Year Ended December 31, 2006	$ 959	$ 1,381	$ 208	$ (333)	$ 2,215
Allowance for Doubtful Accounts—Seller's interest and credit card receivables:					
Year Ended December 31, 2008	$38,726	$38,796	$17,216	$(54,020)	$40,718
Year Ended December 31, 2007	$45,919	$35,812	$ (1,798)	$(41,207)	$38,726
Year Ended December 31, 2006	$38,415	$33,777	$ 4,802	$(31,075)	$45,919

CONTACT INFORMATION

Corporate Headquarters

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

Common Stock

The company's common stock is listed on the New York Stock Exchange under the Ticker Symbol "ADS."

Form 10-K

For more information about Alliance Data, visit us online at www.AllianceData.com. The company's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, is available at Alliance Data's web site.

Electronic Access

Stockholders may visit the following web site for electronic access to Annual Reports and Proxy materials: http://www.edocumentview.com/ADS

Legal Counsel

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, Texas 75201
214 969-2800

Independent Auditors

Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201
214 840-7000

Investor Relations

Financial Dynamics
Wall Street Plaza
88 Pine Street
New York, New York 10005
212 850-5721

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries
781 575-2879
www.computershare.com

Safe Harbor Statement and Forward-Looking Statements

The material appearing in this site may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these forward-looking statements are subject to risks, uncertainties and assumptions including those discussed in our filings with the Securities and Exchange Commission.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements contained herein reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

Certifications

Alliance Data has filed with the SEC, in our most recent Annual Report on Form 10-K, the required Sarbanes-Oxley Act Section 302 and Section 404 certifications and has submitted to the NYSE the CEO certification required by Section 303A.12(a) of the NYSE listing standards.

Board of Directors

Bruce K. Anderson
Director

Roger H. Ballou
Director

Lawrence M. Benveniste
Director

D. Keith Cobb
Director

E. Linn Draper, Jr.
Director

Kenneth R. Jensen
Director

Robert A. Minicucci
Director

J. Michael Parks
Chairman

Executive Officers

Edward J. Heffernan
President and Chief Executive Officer

Bryan J. Kennedy
Executive Vice President and President, Marketing Services

Michael D. Kubic
Senior Vice President, Interim Chief Financial Officer, Corporate Controller and Chief Accounting Officer

J. Michael Parks
Chairman of the Board

Bryan A. Pearson
Executive Vice President and President, Loyalty Services

Ivan M. Szeftel
Executive Vice President and President, Retail Credit Services

Dwayne H. Tucker
Executive Vice President, Human Resources

Alan M. Utay
Executive Vice President, General Counsel and Chief Administrative Officer

About Alliance Data

Alliance Data (NYSE: ADS) and its family of businesses is a leading provider of loyalty and marketing solutions derived from transaction-rich data. Through the creation and deployment of customized solutions that measurably change consumer behavior, Alliance Data helps its clients to create and enhance customer loyalty to build stronger, mutually beneficial relationships with their customers. The Company manages millions of customer relationships for some of North America's largest and most recognizable brands, helping them grow their businesses and drive profitability. Headquartered in Dallas, Alliance Data employs approximately 7,000 associates at approximately 50 locations worldwide. Alliance Data is a leading provider of marketing-driven credit solutions, and is the parent company of Epsilon®, a leading provider of multi-channel, data-driven technologies and marketing services, and LoyaltyOne™, which owns and operates the AIR MILES® Reward Program, Canada's premier coalition loyalty program. For more information about the company, visit its web site, www.AllianceData.com.

AllianceData®

Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252
972 348-5100

www.AllianceData.com